Mitsubishi Corporation

082-03187

A "Step" Toward Sustained Earnings Growth

Annual Report 2006

for the year ended March 31, 2006

Contents

Forward-Looking Statements

This annual report contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. They are based on current expectations, estimates, forecasts and projections about the industries in which Mitsubishi Corporation operates and beliefs and assumptions made by management. As the expectations, estimates, forecasts and projections are subject to a number of risks, uncertainties and assumptions, they may cause actual results to differ materially from those projected. Mitsubishi Corporation, therefore, wishes to caution readers not to place undue reliance on forward-looking statements. Furthermore, the company undertakes no obligation to update any forward-looking statements as a result of new information, future events or other developments.

Risks, uncertainties and assumptions mentioned above include, but are not limited to, commodity prices; exchange rates and economic conditions; the outcome of pending and future litigation; and the continued availability of financing, financial instruments and financial resources.

Corporate Profile

Mitsubishi Corporation (MC) is Japan's largest general trading company (*sogo shosha*) with over 200 bases of operation worldwide. Together with our more than 500 subsidiaries and affiliates, we serve customers around the world in virtually every industry, from energy, metals and machinery to chemicals, food and financial services. Our approach is to develop businesses leveraging our collective strengths while prioritizing resources and developing new functions of value for our customers. In fiscal 2006, this approach was instrumental to our ability to post record consolidated net income of ¥350.0 billion. As we look ahead, we remain determined to grow even stronger while contributing to the enrichment of society through business activities firmly rooted in the principles of fairness and integrity.

Corporate Philosophy—Three Corporate Principles


綱領
所期奉公
處事光明
立業貿易

Corporate Responsibility to Society "Shoki Hoko"
Strive to enrich society, both materially and spiritually, while contributing towards the preservation of the global environment.

Integrity and Fairness "Shoji Komei"
Maintain principles of transparency and openness, conducting business with integrity and fairness.

International Understanding through Trade "Ritsugyo Boeki"
Expand business, based on an all-encompassing global perspective.

(The modern day interpretation of the Three Corporate Principles as agreed at the Kinyokai meeting of the 28 companies that constitute the so-called Mitsubishi group in January 2001.)

The Three Corporate Principles were formulated in 1934, as the action guidelines of Mitsubishi Trading Company (Mitsubishi Shoji Kaisha), based on the teachings of Koyata Iwasaki, the fourth president of Mitsubishi. Although Mitsubishi Trading Company ceased to exist as of 1947, the principles were adopted as MC's corporate philosophy, and this spirit lives on in the actions of today's management and employees. The Three Corporate Principles also serve as the cornerstone of the management ethos of the so-called Mitsubishi group of companies. Active in many business fields and united by a common history and philosophy, the Mitsubishi group companies continue to grow through a strong spirit of friendly competition with one another.

CORPORATE HISTORY

Pre-1970s
Mitsubishi Shoji Kaisha, now Mitsubishi Corporation, was founded as a trading company in 1954 and listed on the Tokyo Stock Exchange and Osaka Securities Exchange.

1970s
In 1970, the company signed an LNG purchase and sale agreement in Brunei, marking the start of the global development of an investment-based business model transcending simple trading company activities. In 1971, the company adopted "Mitsubishi Corporation" (or Mitsubishi Shoji Kaisha, Limited) as its English name.

1980s
Established the Information Systems & Services Group in 1987, augmenting the six business groups of Fuels (which was renamed Energy Business in 2001), Metals, Machinery, Foods, Chemicals and Textiles & General Merchandise. In 1989, the company was listed on the London Stock Exchange.

1990s
In 1996, the Living Essentials Group was established by amalgamating the Foods Group and Textiles & General Merchandise Group. In 1998, Mikio Sasaki, the current chairman, was appointed president and launched the three-year medium-term management plan MC2000, which was followed by MC2003, in 2001.

2000s
In 2000, the New Business Initiative Group was established. In 2003, the IT & Electronics Business Group was integrated in the New Business Initiative Group and Machinery Group. The same year the Shinagawa Office was completed. In 2004, Yorihiko Kojima was appointed president and launched a new business plan called INNOVATION 2007.
In 2006, the new Marunouchi Head Office was completed.

Financial Highlights

Mitsubishi Corporation and Subsidiaries Years Ended March 31

	1996	1997	1998	1999	2000
Performance Measure:					
Operating transactions*1	¥15,491,747	¥15,792,080	¥15,825,653	¥13,700,556	¥13,112,801
Gross profit	568,640	590,664	588,225	582,938	575,058
Operating Income	75,042	68,374	51,028	28,130	54,682
Income from consolidated operations before income taxes	72,121	96,251	71,200	39,366	30,726
Equity in earnings of affiliated companies	6,789	15,269	17,863	18,419	12,197
Net income	33,412	44,385	47,848	31,176	26,302
Core earnings*2	86,750	113,553	104,866	76,512	93,900
Financial Position at Year-End:					
Total assets	9,835,500	9,659,955	9,523,369	8,844,185	8,098,194
Interest-Bearing Liabilities*3	5,145,636	5,274,374	5,409,745	5,068,800	4,306,923
Net interest-bearing liabilities	3,818,320	4,113,919	4,219,175	3,830,605	3,740,132
Total shareholders' equity	1,171,648	1,099,585	1,010,443	950,311	906,459
Amounts per Share (yen and dollars):					
Net Income per Share					
Basic	¥ 21.32	¥ 28.32	¥ 30.53	¥ 19.89	¥ 16.78
Diluted	21.22	28.24	30.53	19.89	16.78
Shareholders' equity	747.70	701.63	644.75	606.38	578.40
Cash dividends	8.00	8.00	8.00	8.00	8.00
Payout ratio (%)	37.5	28.2	26.2	40.2	47.7
Stock price (year end)	1,400	1,100	1,090	775	931

Notes: The U.S. dollar amounts represent translations, for convenience, of yen amounts at the rate of ¥117=$1.

**1 Operating transactions is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP.*

**2 Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense (net of interest income) + Dividend income + Equity in earnings of affiliated companies*

**3 Gross interest-bearing liabilities is defined as short-term debt and long-term debt, including current maturities, less the effect of markdowns on liabilities. Net interest-bearing liabilities is gross interest-bearing liabilities, minus cash and cash equivalents and time deposits.*

Gross Profit



(¥ billion)
1,200
1,000
800
600
400
200
0
643.9
718.6
769.4
877.8
1,051.5
02
03
04
05
06

Net Income and Diluted EPS



(¥ billion)
(¥)
400
300
200
100
0
300
200
100
0
60.7
62.0
116.0
182.4
350.0
38.74
37.12
68.40
107.58
205.62
02
03
04
05
06

□ Net Income (Left)
— Diluted EPS (Right)

Total shareholders' equity, ROE and Net Debt-to-Equity Ratio



(¥ billion)
(%, times)
2,500
2,000
1,500
1,000
500
0
30
25
20
15
10
5
0
1,032.5
938.6
1,224.9
1,504.5
2,379.3
6.1
6.3
10.7
13.4
18.0
3.7
3.8
2.9
2.3
1.3
02
03
04
05
06

□ Total shareholders' equity (Left)
— ROE (%) (Right)
— Net Debt-to-Equity Ratio (times) (Right)

Millions of Yen						Percent Change	Millions of U. S. Dollars
2001	2002	2003	2004	2005	2006	2006/2005	2006
¥13,995,298	¥13,230,675	¥13,328,721	¥15,177,010	¥17,132,704	¥19,067,153	11.3%	$162,967
603,716	643,922	718,580	769,381	877,763	1,051,481	19.8	8,987
68,391	68,189	100,639	130,523	183,365	349,864	90.8	2,990
131,811	99,420	60,735	150,119	209,799	478,383	128.0	4,089
17,010	9,293	44,878	56,464	97,095	119,008	22.6	1,017
92,605	60,702	62,019	116,020	182,369	350,045	91.9	2,992
130,516	134,813	182,813	211,898	330,528	537,410	62.6	4,593
8,069,384	8,148,902	8,099,500	8,392,833	9,093,372	10,411,241	14.5	88,985
4,194,873	4,239,764	3,912,935	4,012,428	4,042,515	3,802,586	–5.9	32,501
3,823,221	3,813,947	3,526,086	3,520,816	3,430,257	3,148,662	–8.2	26,912
971,551	1,032,499	938,621	1,224,885	1,504,454	2,379,264	58.2	20,336
¥ 59.09	¥ 38.74	¥ 39.60	¥74.11	¥116.49	¥ 215.38	84.9%	$ 1.84
59.09	38.74	37.12	68.40	107.58	205.62	91.1	1.76
619.94	659.09	599.51	782.40	960.85	1,411.38	46.9	12.06
8.00	8.00	8.00	12.00	18.00	35.00	94.4	0.30
13.5	20.7	20.2	16.2	15.5	16.3		
833	941	732	1,230	1,389	2,680	92.9	22.91

Overview of Fiscal 2006 Results

Consolidated Operating Income and Net Income Almost Double, Reach New Highs

The Energy Business and Metals groups posted higher earnings due in part to strong commodities markets. Other business groups, particularly Machinery, also recorded large increases in earnings.

As a result, MC posted a 92% increase in consolidated net income to ¥350.0 billion, the third consecutive year of record earnings.

Operating income climbed 91% to ¥349.9 billion, in line with the increase in gross profit, which exceeded ¥1 trillion for the first time due to higher coking coal prices and other factors.

Core earnings, an indication of MC's earnings power, rose 63% to ¥537.4 billion, an all-time high.

All Operating Segments Post Earnings Growth

Earnings rose in all operating segments for the third consecutive year.

Shareholders' Equity Eclipses ¥2 Trillion-Mark

Shareholders' equity increased ¥874.8 billion to ¥2,379.3 billion from March 31, 2005 because of the growth in net income, an increase in net unrealized gains on securities available for sale and the conversion of convertible bonds into stock. Because of the higher equity, the net debt-to-equity ratio improved from 2.3 to 1.3.

Organizational Structure and Network

Organizational Structure (As of July 1, 2006)

- General Meeting of Shareholders
  - Board of Corporate Auditors
  - Corporate Auditors — Corporate Auditors' Office
  - Board of Directors
    - Governance Committee
    - International Advisory Committee
  - President
    - Executive Committee
    - Internal Audit Dept.
    - Corporate Planning Dept.
    - CIO Office
    - Corporate Staff Section
      - Innovation Center
        - Technology & Business Development Dept.
        - Global Environment Business Dept.
        - ITS Project Planning Dept.
        - Business Creation Dept.
      - Corporate Strategy & Research Dept.
      - Corporate Communications Dept.
      - Corporate Real Estate Planning Dept.
      - Corporate Administration Dept.
      - Personnel Dept.
      - Center for Human Resources Development
      - Center for Professional Career Counseling
      - Legal Dept.
      - Regional Strategy & Coordination Dept.
      - China Business Development Office
      - Controller Office
      - Risk Management Dept.
      - Secretariat to the Portfolio Management Committee
      - Treasurer Office
      - Investor Relations Office

New Business Initiative Group

New Business Initiative Group CEO Office
New Business Initiative Group Controller Office

- Information & Communication Technology Business Div.
- Financial Services Div.
- Logistics Services Div.
- Human Care Business Div.
- Media Consumer Business Div.

Energy Business Group

Energy Business Group CEO Office
Energy Business Group Controller Office
Exploration & Production Unit
Energy Business Development Unit

- Natural Gas Business Div.A
- Natural Gas Business Div.B
- Petroleum Business Div.
- Carbon & LPG Business Div.

Metals Group

Metals Group CEO Office
Metals Group Controller Office

- Steel Business Div.
- Ferrous Raw Materials Div.
- Non-Ferrous Metals Div.

Machinery Group

Machinery Group CEO Office
Machinery Group Controller Office
Machinery New Business Initiative Unit
Strategic Solutions Business Unit

- Power & Electrical Systems Div.
- Plant & Industrial Machinery Business Div.
- Development & Construction Project Div.
- Ship, Aerospace & Transportation Systems Div.
- Motor Vehicle Business Div.
- Isuzu Business Div.

Chemicals Group

Chemicals Group CEO Office
Chemicals Group Controller Office
Aristech Unit
Phoenix Project Unit

- Commodity Chemicals Div.
- Functional Chemicals Div.
- Advanced Sciences & Technologies Div.

Living Essentials Group

Living Essentials Group CEO Office
Living Essentials Group Controller Office
Living Essentials Group Internal Audit Office
Consumer Service Unit
Retail Business Unit

- Foods(Commodity)Div.
- Foods(Products)Div.
- Life Style Div.

Network (As of April 1, 2006)

Offices

In Japan: 43

Overseas: 118 (In addition, there are 39 regional subsidiaries in various countries around the world. Together, the main and branch offices of these subsidiaries total 77.)

Overseas Network*

North and Central America

■ **Offices**

Guatemala
San Salvador

■ **Subsidiaries**

Mitsubishi International Corporation
New York
San Francisco
Seattle
Silicon Valley
Los Angeles
Dallas
Houston
Chicago
Pittsburgh
Washington, D.C.
Boston
Arlington
Tucson

Mitsubishi Canada Limited
Vancouver
Toronto

Mitsubishi de Mexico S.A. de C.V.
Mexico City

Mitsubishi International, S.A.
Panama

South America

■ **Offices**

Quito
La Paz
Asunción

■ **Subsidiaries**

Mitsubishi Peru S.A.
Lima

Mitsubishi Colombia Ltda.
Bogotá

Mitsubishi Chile Ltda.
Santiago

Mitsubishi Venezolana C.A.
Caracas
Puerto Ordaz

Mitsubishi Argentina S.A.C. y R.
Buenos Aires

Mitsubishi Corporation do Brasil, S.A.
São Paulo
Rio de Janeiro

Europe

■ **Offices**

London
Warsaw
Istanbul
Ankara
Prague
Sofia
Oslo
Stockholm
Bucharest
Beograd

■ **Subsidiaries**

Mitsubishi Corporation International N.V.
London

Mitsubishi España S.A.
Madrid

Mitsubishi Corporation (UK) PLC
London

Mitsubishi France S.A.S.
Paris

Mitsubishi Nederland B.V.
Rotterdam

Mitsubishi International G.m.b.H.
Düsseldorf
Frankfurt
Hamburg
Berlin

Mitsubishi Italia S.p.A.
Milano

Mitsubishi Hellas A.E.E.
Athens

CIS

■ **Offices**

Moscow
Yuzhno-Sakhalinsk
Kiev
Baku
Tbilisi
Tashkent
Almaty

Africa

■ **Offices**

Johannesburg
Dakar
Casablanca
Abidjan
Algiers
Tunis
Maputo
Nairobi
Dar es Salaam

■ **Subsidiaries**

Mitsubishi Shoji Kaisha, (Nigeria) Ltd.
Abuja
Lagos

Mitsubishi Ethiopia Trading Private Limited Company
Addis Ababa

Middle East

■ **Offices**

Amman
Baghdad
Tripoli
Riyadh
Jeddah
Al Khobar
Doha
Dubai
Cairo
Ramallah
Abu Dhabi
Tel Aviv
Muscat

■ **Subsidiaries**

Al-Masat Al-Thalath Trading Company (Mitsubishi) K.S.C.
Kuwait

Mitsubishi International Corp. (Iran), Ltd.
Tehran

Asia

■ **Offices**

Kuala Lumpur
Bintulu
Singapore
Manila
Karachi
Colombo
Dhaka
Hanoi
Ho Chi Minh City
Beijing
Chengdu
Chongqin
Guangzhou
Tianjin
Qingdao
Shanghai
Dalian
Shenyang
Islamabad
Lahore
New Delhi
Bangalore
Mumbai
Kolkata
Yangon
Phnom Penh
Jakarta
Medan
Surabaya
Bandar Seri Begawan (Brunei)
Ulaanbaatar

■ **Subsidiaries**

Mitsubishi Corporation India Pvt. Ltd.
New Delhi
Chennai
Mumbai
Kolkata
Bangalore
Hyderabad
Buhaneswar

Mitsubishi Company (Thailand), Ltd.
Bangkok
Haadyai

Thai MC Company Limited
Bangkok
Haadyai

Sinar Berlian Sdn. Bhd.
Kuala Lumpur

PT. MC Indonesia
Jakarta

Mitsubishi Corporation (China) Co., Ltd.
Shanghai
Beijing

Mitsubishi Corporation China Commerce Co., Ltd.
Beijing

Mitsubishi Corporation (Guangzhou) Ltd.
Guangzhou

Mitsubishi Corporation (Tianjin) Ltd.
Tianjin
Beijing

Mitsubishi Corporation (Qingdao) Limited
Qingdao

Mitsubishi Corporation (Shanghai) Limited
Shanghai
Nanjing
Ningbo

Mitsubishi Corporation (Dalian) Ltd.
Dalian

Mitsubishi Corporation (Hong Kong) Ltd.
Hong Kong
Xiamen
Shenzhen

Mitsubishi Corporation (Taiwan) Ltd.
Taipei

Mitsubishi Corporation (Korea) Ltd.
Seoul
Kwangyang
Pohang

Oceania

■ **Office**

Noumea

■ **Subsidiaries**

Mitsubishi Australia Limited
Melbourne
Sydney
Perth
Brisbane

Mitsubishi New Zealand Ltd.
Auckland

Domestic Network*

Head Office
Tokyo

Hokkaido Block
Sapporo

Tohoku Block
Sendai

Chubu Block
Nagoya
Niigata
Toyama
Shizuoka
Yokkaichi

Kansai Block
Osaka
Kobe
Okayama
Takamatsu
Saijo
Kochi
Wakasa
Yawatahama

Chugoku Block
Hiroshima

Kyushu Block
Fukuoka
Nagasaki
Oita
Naha
Kumamoto
Kagoshima
Sendai
Genkai

No. of Consolidated Employees and Consolidated Subsidiaries and Equity-Method Affiliates by Operating Segment (As of March 31, 2006)

	No. of Employees	No. of Consolidated Subsidiaries and Equity-Method Affiliates
New Business Initiative Group	4,934	76
Energy Business Group	1,887	53
Metals Group	10,453	27
Machinery Group	9,765	166
Chemicals Group	3,395	53
Living Essentials Group	20,268	118
Corporate Staff Section	3,036	24
		Regional Subsidiaries 33
Total	53,738	550

**Project offices and annex offices of the Head Office are not included in this data.*
www.mitsubishicorp.com/en/network/index.html

To Our Stakeholders

The "hop" period of INNOVATION 2007 saw us lay a solid platform for the "step" period. From this platform, we aim to push forward toward sustained earnings growth.



Mitsubishi Corporation (MC) posted record earnings for the third consecutive year in fiscal 2006, ended March 31, 2006. Our net income of ¥350.0 billion was almost double last year's ¥182.4 billion. One of the major contributors to this performance was strong results in resource-related businesses. But other businesses without a direct connection to natural resources performed well, too. Indeed, all our business groups posted higher year-on-year earnings. Our balance sheet is even stronger as well. Shareholders' equity topped ¥2.0 trillion for the first time on March 31, 2006, and the net debt-to-equity ratio (DER) declined to 1.3.

In July 2004, we launched a medium-term management plan called INNOVATION 2007 that ends in March 2008. Over the past two fiscal years, what we called the "hop" period of this plan, our operating results have been excellent. In light of our recent performance, as well as changes in our operating environment, we decided to revise our targets and plans for the "step" and "jump" periods of the plan. Details of these revisions are outlined on the following pages of this report. In short, we have set a target of ¥370.0 billion for consolidated net income in fiscal 2007, the first year of the "step" period. In the "jump" period, which ends in fiscal 2010, we aim to raise net income to at least ¥400.0 billion.

The past two years were important for building more powerful foundations of our businesses. This process has now put us in an excellent position to accelerate our growth. The next two years are expected to see more change than ever before in our operating environment, both in Japan and overseas. Achieving sustained growth over the medium and long term—in the "jump" period and beyond—remains our goal. We will make substantial investments in promising fields and take other actions necessary to achieve that goal.

July 30, 2006



Yorihiko Kojima
President and CEO

An Interview With the President

On April 28, 2006, when MC released its fiscal 2006 operating results, it also announced revisions to its INNOVATION 2007 medium-term management plan.

A key target of INNOVATION 2007 was consolidated net income of ¥180.0 billion in fiscal 2008, the fourth and final year of the plan. This target was achieved in fiscal 2005, far ahead of schedule. The recently completed "hop" period was a successful one for MC in other ways too. But many major issues must be tackled. Among them are high natural resource and energy prices and MC's support for Mitsubishi Motors Corp. (MMC). So what's in store for MC and what strategies are planned for the "step" and "jump" periods? Investors in Japan and overseas have shown keen interest in these questions.

In this section, Mr. Kojima gives the answers. First, he reflects on the first two years of INNOVATION 2007, putting the "hop" period in context. He then discusses the business plan revisions for the following "step" period—and why actions planned for the next two years will set the stage for the "jump" period.

A "Step" Toward Sustained Earnings Growth

1. **Reflecting on the "Hop" Period of** INNOVATION 2007

QUESTION 1. Please briefly review the two-year "hop" period, which ended on March 31, 2006.

When we unveiled INNOVATION 2007 in July 2004, we stated our ultimate goal as being medium- and long-term growth. INNOVATION 2007 is based on a theme of "Opening Up A New Era," with a vision of MC as "a new industry innovator." We set forth three basic concepts to guide us toward our goals: "Grasp Change and Open Up A New Era for MC" "Develop Human Assets" and "Reinforce Internal Systems." Many actions have been taken to achieve these three basic concepts.

In terms of numerical objectives, our original goals were to achieve consolidated net income of ¥180.0 billion in fiscal 2008 and to consistently deliver consolidated net income of at least ¥200.0 billion in the "jump" period and future years. As you know, our bottom-line result of ¥350.0 billion in the final year of the "hop" period far exceeded our plan. We also invested more than we planned, mainly to execute our growth strategy. We had earmarked ¥800.0 billion for investment over the 4 years of INNOVATION 2007. But we made investments of ¥700.0 billion during the 2-year "hop" period alone. Other performance indicators were also achieved in advance of initial plans, and were well above our targets. The increase in consolidated net income, conversion of convertible bonds in line with MC's rising share price and other factors lifted shareholders' equity to ¥2.4 trillion at the end of March 2006; and ROE for fiscal 2006 was 18%. So we far outperformed our plan for the "hop" period.



"Hop"
"Step"
"Jump"
Initial Plan
Result
March 2006
Consolidated net income
¥350 billion
Shareholders' Equity
¥2.4 trillion
ROE 18.0%
INNOVATION 2007
Numerical Target
March 2008
Consolidated net income
¥180 billion
Shareholders' Equity
¥1.8 trillion
ROE 10%
¥350.0 billion
March 2004
Consolidated net income
¥116.0 billion
Shareholders' Equity
¥1.2 trillion
ROE 10.7%
¥182.4 billion
¥180.0 billion
At least ¥200.0 billion
¥116.0 billion
¥130.0 billion
2004.3
Result
2005.3
Result
2006.3
Result
2007.3
2008.3

QUESTION 2. Was this performance attributable only to the recent run-up of natural resource and energy prices?

No. Clearly, the rise in these prices outstripped the assumptions we made when we formulated INNOVATION 2007 in 2004. This contributed to higher earnings in the Energy Business and Metals groups, which have natural resource and energy portfolios. But one shouldn't overlook the steady increase in earnings in our four other business groups.

I believe that there are three key reasons for the earnings growth in all our business groups. One is the success we've had in prioritizing businesses. This has been a driving force since MC2003, our previous business plan. Second is the progress we've made in transforming our business models. We've augmented our *sogo shosha* function, which centered on acting as a selling and buying agent. We now also generate earnings by participating at various stages of value chains as an investor and by providing finance. For this reason, I prefer to characterize MC today as a global business enterprise that plays the role of a value chain innovator, rather than as a *sogo shosha*. (Please refer to page 19 to see how our business model transformation has been manifested in our financial results.) The third factor underpinning our earnings growth is our management system. I refer here to the Business Unit (BU) system, Mitsubishi Corporation Value Added (MCVA) and other systems we introduced to support the prioritization of businesses and our business model reform. The change in the

Net Income by Operating Segment


New Business Initiative
Machinery
Chemicals
Living Essentials
Energy Business
Metals
Corporate & Others
(¥billion)
400
300
200
100
0
-100
116.0
61%
39%
182.4
58%
42%
350.0
43%
57%
New Business Initiative
Machinery
Chemicals
Living Essentials
158.0 billion
Energy Business
Metals
210.9 billion
04.3
05.3
06.3

profitability of our BUs underscores the success of this system. In fiscal 2006, total losses in unprofitable BUs had fallen to ¥16.4 billion due to a decline in large write-offs of non-performing assets. At the same time as we made progress with unprofitable BUs, earnings of profitable BUs increased substantially, to ¥376.1 billion. This management system will remain instrumental to meeting our goals. Incidentally, we have reduced the number of BUs from 189 when the BU system was introduced to 138 as of April 2006 through a process of restructuring and integration.

Business Units Performance


Change in no. of BUs
01/4 04/4 05/4 06/4
189 → 164 → 149 → 138
Restructure
14.0%
Build
20.0%
138
BU
(2006.4)
Stretch
66.0%
By mission

BU Consolidated Net Income


(¥billion)
400
300
200
100
0
-100
141.6
65.0
-76.6
159.7
105.7
-54.0
186.6
149.7
-36.9
258.1
219.3
-38.8
376.1
359.7
-16.4
02.3
03.3
04.3
05.3
06.3
Total Losses from Unprofitable BUs
Total Profits from Profitable BUs
Total Net Income

QUESTION 3. MC has made more investments earlier than planned. Why?

We invested close to 90% of the total budgeted under INNOVATION 2007 during the plan's first two years. But this included an additional investment of ¥100.0 billion in MMC that wasn't factored into our original plan. Rather than investments in new fields, more than 80% was accounted for by investments to expand existing businesses built on long-standing relationships of trust with customers and our sophisticated knowledge. Our rationale for making investments in existing businesses was to target opportunities where there is a greater certainty to generate high earnings during the "step" and "jump" periods ahead.

Actual Investments During "Hop" Period (FY2005–FY2006) (By Strategic Category)



Value Chain
Existing
New and Stretch
Existing Stretch Type
Value Chain Development Type
Domain
Existing
New
¥590.0 billion (84%)
¥50.0 billion (7%)
Total Investment: ¥700.0 billion
¥55.0 billion (8%)
¥5.0 billion (1%)
Horizontal Development Type
R&D Type

Actual Investment In 2-year "hop" period → ¥700.0 billion

QUESTION 4. How much did MC invest in natural resource and energy fields?

In total, we invested ¥235.0 billion, or about 30% of the total of ¥700.0 billion, in three natural resource and energy fields in the Energy Business and Metals groups: natural gas, crude oil resources and metal resources. The lion's share of this was for additional investments in the Sakhalin II Project and investments to expand coking coal operations in Australia. The remaining 70% or so was invested in our four other business groups, ones outside the natural resource and energy sectors. This included investments in automobile operations, overseas IPP businesses and food businesses.

Actual Investments During "Hop" Period (FY2005–FY2006) (By Strategic Field)

Field	Examples of Investments	Amount (¥billion)	Field	Examples of Investments	Amount (¥billion)
Financial services-related	Expanded REIT business (distribution facilities) Acquired ships for leasing	10.0	Overseas IPP business	Acquired U.S. power stations, formed a JV with CLP, construction of power plant in Mexico	85.0
Natural gas	Invested in Sakhalin Project, expansion in Western Australia	140.0	Resource-based chemicals	Increased investment in Saudi Petroleum Development	15.0
Crude oil resources	E&P in Gulf of Mexico, expansion in Angola and Gabon	20.0	Foods (Commodity)	Purchased shares of Kadoya Sesame Mills Incorporated and Ensuiko Sugar Refining Co., Ltd., expanded U.S. meat and livestock	10.0
Metal resources	Expansion of coking coal business in Australia and of ferrochrome business in South Africa	75.0	Foods (Products)	Established Meidi-ya Corporation, expanded RYOSHOKU's operations, purchased shares of San-Esu Inc. and Life Corporation	75.0
Automobile operations	Purchased Mitsubishi Motors Corporation shares and Isuzu Motors Limited preferred shares	170.0	Other	Steel products, advanced chemicals, etc.	100.0







QUESTION 5. **In last year's annual report, you listed support for Mitsubishi Motors Corporation (MMC) as one of three key issues for MC. What actions have been taken in this regard since then?**

In January 2006, we invested ¥30.0 billion to purchase more preferred shares. This followed an additional injection of equity of ¥70.0 billion in March 2005. Both investments were in response to a request from MMC and were made after evaluating the Mitsubishi Motors Revitalization Plan, which MMC released in January 2005 as a fundamentally overhauled version of an earlier revitalization plan.

MMC achieved its goals for the first year of its business plan, due in part to the success of new models in Japan. Based on this, we believe that MMC's comeback is on track. But they're only halfway there. MC has direct business dealings with MMC. We also conduct joint operations with MMC, mainly overseas. These activities include automobile-related distribution and sales in Asia and automobile finance in Europe. As a shareholder and a business partner, we are determined to continue supporting MMC toward achieving a successful outcome to its business revitalization plan.

Investment in MMC


Risk Exposure
(¥ billion)
500
400
300
200
100
0
Approx. ¥200
Unrealized gain ¥20.3
Equity investment ¥70.0
Approx. ¥290
Unrealized gain ¥72.8
Approx. ¥350
Unrealized gain ¥110.7
Preferred share purchase ¥30.0
Approx. ¥420
05.1
05.3
05.9
06.3

QUESTION 1. What is the basic thrust behind the revisions to the business plan for the "step" period?

The theme, vision and three basic concepts of INNOVATION 2007 haven't changed. Nor has our use of a management system based on MCVA and BUs. The main changes to INNOVATION 2007 are our numerical targets and investment plans. We have set higher goals. We now aim to achieve consolidated net income of at least ¥400.0 billion in the "jump" period and beyond, and ROE of 15% over the medium and long terms. We see the "step" period as a period for building toward the achievement of these targets. For the first year of the "step" period our goal is consolidated net income of ¥370.0 billion. Our investment plans are the centerpiece of our growth strategy. Here, too, we have set our sights higher. We now plan to invest a total of ¥1,200.0 billion over the next 2 years. But we won't let this affect the health of our balance sheet. As we increase investments, we intend to hold the ratio of investment assets to shareholders' equity to 1.5 at most and keep DER below 2. We're also committed to returning profits to shareholders by linking the dividend to consolidated net income. Our target is for a consolidated payout ratio of 15% or more.


"Hop"
"Step"
"Jump"
P/L
Consolidated Net Income
¥116.0 billion
¥182.4 billion
¥350.0 billion
¥400.0 billion or more
2004.3
2005.3
2006.3
2007.3
2008.3
2009.3~
ROE
10.7%
13.4%
18.0%
14.6%
Target an average ROE of 15% over medium and long term
B/S
March 2006
Consolidated Total Assets: ¥10.4 trillion
Other Assets
Other Liabilities
Interest-bearing Liabilities (Net) ¥3.1 trillion
Investment Assets ¥3.2 trillion
Shareholders' Equity ¥2.4 trillion
Investment Assets to Equity Ratio: 1.4 times
Debt to Equity Ratio: 1.3 times
March 2008
Other Assets
Liabilities
Investment Assets ¥4.4 trillion
Shareholders' Equity around ¥3.0 trillion
Investment Assets to Equity Ratio: target within 1.5 the equity
Debt to Equity Ratio: target within 2 times the equity

Clearly, there was a rapid increase in our earnings during the "hop" period. Partly behind this increase was a major macroeconomic change, a type of structural change, during this period. We expect the "step" period to be no different. If anything, we might see more structural change over the next two years. The "step" period is thus extremely important for MC in the sense of building toward the "jump" period.







QUESTION 2. **You describe the "step" period as one for building toward the future. Yet your plans suggest little growth in earnings during this period compared with the "hop" period. Has MC already experienced the "jump" envisaged by INNOVATION 2007? Won't the impressive growth we've seen in the past few years be unattainable going forward?**

Our plan takes into consideration expectations for a major change in natural resource and energy prices in the future. If investors look at the assumptions underlying the plan, it is clear that we have taken a conservative approach when these assumptions are compared with actual market conditions when we revised the plan. I believe a further "jump" is possible by steadily executing our planned growth strategy.

Assumptions & Sensitivities

	INNOVATION 2007 Outlook	March 2006 Results	March 2007 Outlook
Exchange rate (¥/US$)	100.0	113.3	110.0
Interest rate (TIBOR) %	0.25	0.09	0.30
Crude oil price (US$/BBL)	26.0	53.5	55.0
Copper (US$/MT)	1,983	4,097	4,630
Aluminum (US$/MT)	1,400	2,029	2,300

QUESTION 3. **From your answer, should we then assume that ¥400.0 billion is a conservative target for consolidated net income in the "jump" period?**

Our goal for the "jump" period is to become a company that can generate "at least" ¥400.0 billion in earnings. With earnings steadily increasing in business groups other than the Metals and Energy Business groups, this is the "minimum" level we are targeting.

QUESTION 4. **MC's plans call for investments of ¥1,200.0 billion over the next 2 years. What do you say to investors who doubt that this many opportunities exist or think that you should be investing even more? Please explain the basis for your investment plans.**

Three main points were considered. One is that the required investment per project has increased. Take the natural resource and energy fields for example. Projects are getting bigger. Collectively, our business groups submitted proposals that far exceeded ¥1,200.0 billion. We sifted through these proposals and narrowed them down on the basis of profitability, viability and other considerations. The second point was the need for human resources accompanying investments. We don't just invest money. We believe that people resources must also be invested to raise the value of a business. So expectations for developing and securing the people we need for our investments are a vital element that must be factored into investment plans. Third was preserving the soundness of our balance sheet. On the asset side of the balance sheet, we took into consideration the need to create a well-balanced business portfolio by restricting new investments in the natural resources and energy fields

to around 30% of the total investment plan. This will maintain the current share of investments in these fields. Our fund procurement plans, on the other hand, are structured to maintain a level considered sound in terms of DER and the ratio of investment assets to shareholders' equity, assuming no major change in the macroeconomic environment. We balanced these two sides of the equation in settling on a final figure for our investment plan.

Investment Plans for Strategic Fields (FY2007–FY2008) (By Strategic Field)

Strategic Field (1) Further Strengthening Core Business

1. Business Expansion Driven by Additional Investments

Energy	Natural gas projects, E&P of oil resources	¥400.0 billion
Metal resources	Coal, aluminum, copper etc.	
Food	Reinforcing operating base in domestic distribution fields and expanding its value chain	¥150.0 billion
Automobile	Strengthening joint business development with Mitsubishi Motors Corporation and Isuzu Motors Limited	¥50.0 billion
Overseas IPP	Expand into Asian markets	¥100.0 billion
Other investments	*Plant, construction and shipping-related*	*¥250.0 billion*

2. Strengthen Trading-related Businesses

Steel Products	Expanding overseas value chains	¥100.0 billion
Chemical Products	Strengthening resource-based chemical businesses	

Strategic Field (2) Creating New Businesses That Meet Societal and Customer Needs

Industrial finance	Auto leases, REIT and other areas	¥150.0 billion
Consumer-centric businesses	LAWSON and other retail businesses	
Medical and nursing care-related business	Expand value chains in the healthcare field	
Environmental-related businesses	Emission rights trading and other areas	
New technology-related businesses	Continue to actively participate in nanotechnology and other fields	

Total Planned Investments During "Step" Period
¥1.2 trillion
(Total Investments During "Hop" Period: ¥700.0 billion)

Investment Plans During "Step" Period (FY2007–FY2008) (By Strategic Category)

Value Chain (horizontal axis) / Domain (vertical axis)

Domain	Existing (Value Chain)	New and Stretch (Value Chain)
	Existing Stretch Type	Value Chain Development Type
Existing	Strengthen marketing, Expand Channels ¥600.0 billion (50%)	Invest in Upstream and Downstream Businesses ¥200.0 billion (17%)
New	Expand Geographically and Develop Successful Models in Neighboring Industries ¥380.0 billion (32%)	Enter New Spheres, Both Domains and Value Chains ¥20.0 billion+α(1%+α)
	Horizontal Development Type	R&D Type

Total investments of ¥1.2 trillion

QUESTION 5. **You used the terms vertical (value chain) development-type and horizontal development-type when you announced your investment plans. What do these terms mean?**

LNG is a good place to start. One of the keywords going forward will be global development. Up to now, the majority of the LNG we have handled has been shipped to Japan. But the EU and the U.S. are also now major users of this energy source, and China has begun imports. LNG demand is set to rise on a worldwide basis. We are investing in LNG tankers, the construction of an LNG receiving terminal in the U.S. and in other areas in anticipation of expansion in the global trading market for LNG. This is what we mean by value chain development—investing in and developing businesses along the value chain from upstream resource areas to downstream markets.

The IPP business is a good case study of a horizontal development-type domain. MC has a proud track record in projects in the U.S., Mexico and other countries. We are now planning to develop similar activities with partners in Asia, where privatization of the electricity sector is expected to continue. So you see that a horizontal development-type business is a business model that we can take and use in other regions.

We don't jump into areas we don't know. We develop value chains that we do know and transplant business models that have been successful elsewhere. This approach means that we are more likely to be successful.

QUESTION 6. **Despite what you've said about other business groups, aren't natural resource and energy businesses still going to be your main growth drivers in the "step" period?**

The Energy Business and Metals groups together accounted for roughly 60% of our earnings in fiscal 2006. This profit structure is unlikely to change anytime soon. And we aren't going to alter our approach of growing earnings by continuing to expand businesses where we are strong. That's only natural. However, we also aim to strike a better balance in our profit structure by lowering the share of earnings from natural resources and energy. I'm confident that we can do this as the growth strategies of the other business groups for the "hop" and "step" periods come to fruition.

QUESTION 7. **It sounds like you are seeking to expand earnings opportunities mainly in existing businesses. But what is MC doing to innovate? Your business plan does after all envisage MC as "a new industry innovator." MC doesn't seem to have that image of innovation.**

Make no mistake, we are innovating. Our investment plans earmark ¥150.0 billion to create new businesses that meet societal and customer needs. Please refer to page 14 for details of our investment plans by strategic field for the two-year period to March 2008, which clearly shows this intent.

Over the past few years we've reformed *sogo shosha* business models. And we've provided the services we fulfill in value chains to help customers to achieve innovation. The ways in which we are innovating have increased. We, for example have taken the various know-how gained from our activities with LAWSON and applied it to help create new businesses at food manufacturers and wholesalers. We are heavily involved in some of these businesses. Being "a new industry innovator" doesn't mean we do everything ourselves. It is a concept founded on discussions and on working with customers to innovate together. That's how I'd like people to understand what our vision means.

QUESTION 8. MC's net DER had fallen to 1.3 at March 31, 2006. What do you say to people who think you should improve your capital efficiency through greater leverage?

We expect to make investments totaling ¥1,200.0 billion during the "step" period, while keeping net DER under 2 and holding the ratio of investment assets to shareholders' equity to 1.5 at most at the end of this period. Naturally, we will work to increase the return on capital by leveraging our investments more according to the level of risk in individual businesses. Even taking this approach, we expect to be able to maintain the financial position I explained earlier as a whole. MC today is unlike the MC of the past, when our main business was trading. Compared to then, we now have a larger amount of investment assets of a long-term nature. As the absolute amount of those investments increases, I believe that we should maintain a relatively high level of shareholders' equity. The existence of large investments in MMC and the Sakhalin II Project means that management must remain vigilant. Preserving a sound balance sheet is vital to our ability to participate in such large businesses and projects with room to move financially.

Shareholders' Equity and Net Interest-bearing Liabilities



(¥ billion)
(times)
4,000
3,000
2,000
1,000
0
4
3
2
1
0
3.8
3,526.1
938.6
3,520.8
2.9
1,224.9
3,430.3
2.3
1,504.5
3,148.7
2,379.3
1.3
03.3
04.3
05.3
06.3
Net Interest-bearing Liabilities (Left)
Total Shareholders' Equity (Left)
Net Debt-to-Equity Ratio (Right)







QUESTION 9. What management initiatives will underpin your growth strategy from "step" to "jump"? And what in particular are you mindful of in executing your plans?

Monetary investments alone won't be enough to reach our goals. They are important, but there are other keys to hitting the numerical targets for the "step" period and then the "jump" period: the development of human assets, the fulfillment of our corporate social responsibilities, the reinforcement of our management system in terms of internal control, and the expansion of our global office framework. I regard these as important "investments" as well.

"Step" Period (FY2007–FY2008) Plan

Basic Concepts	
1. Grasp Change and Open Up A New Era ···Medium- to Long-term Growth Strategy (1) Strengthen core businesses (2) Engage in new businesses	• Strengthen regional strategy to achieve more growth • Promote innovation activities
2. Develop Human Assets ···Develop human resources needed to support growth	• Established HRD Center (HRD=Human Resources Development)
3. Reinforce Internal Systems ···Strengthen the consolidated management system	• Further upgrade internal control system • Continue working on systems infrastructure • Promote CSR activities

So beyond money, our investments hinge on elements that are crucial to the operation of businesses. That's why it is necessary to continuously and actively develop employees with management skills and recruit people with experience from outside the organization. We must ensure that our growth strategy isn't hindered by not having the right people. That logic doesn't apply only to our operations in Japan. I believe that coordinating the development of human resources on a group-wide basis and globally is crucial. The HRD (Human Resources Development) Center we established this spring has been handed that brief. This center will lead efforts to ensure that we effectively utilize the multifariously skilled people we have in this group around the world to promote our growth strategy. Another vital initiative is to strengthen our regional strategies. This is important in the context of gathering and disseminating information from various offices throughout the world. We are expanding our worldwide network to this end.

Companies in Japan are now required to disclose details about their internal control systems following enforcement of the Company Law this year. We are putting in place a robust framework of internal controls on a consolidated basis, including our operations overseas. We plan to make substantial investments in systems needed for these controls. We are also fulfilling our corporate social responsibilities through activities that serve society and preserve the natural environment. We plan to redouble our efforts in this regard.

Corporate Standards of Conduct

1. Aim of Corporate Business Activities
Through its business activities, Mitsubishi Corporation will endeavor to increase its value. At the same time, the company will strive to enrich society in all ways, developing and offering its customers the best services and products, with the highest regard for safety.

2. Fairness and Integrity in Corporate Business Activities
Mitsubishi Corporation will continue to develop its business activities in compliance with all relevant laws, international regulations and internal rules. The company will act responsibly and will respect the highest social standards.

3. Respect for Human Rights and Employees
Mitsubishi Corporation will respect human rights and will not engage in any discrimination. The company will preserve and improve its corporate strengths through the development of its employees, all the while respecting the character and individuality of each employee.

4. Information Security and Disclosure
While Mitsubishi Corporation will continue to develop, implement and improve the effectiveness of its information security management system, at the same time the company will disclose information accurately and in a timely fashion, so as to maintain transparency and be correctly understood by both its stakeholders and the general public.

5. Consideration for Environmental Issues
Mitsubishi Corporation understands that an enterprise cannot continue to prosper without consideration for its environmental performance, and will strive to protect and improve the global environment and pursue sustainable development through all aspects of its business activities.

6. Contribution to Society
As a responsible member of society, Mitsubishi Corporation will actively carry out philanthropic programs in an effort to promote the enrichment of society. Moreover, the company will support efforts of its employees to contribute to society.

[Revision History]
Formulated: June 5, 1973
Revised: December 7, 1992; January 1, 2005

QUESTION 10. Finally, what will be your policy with respect to returning profits to shareholders during the "step" period?

We will continue to link dividends to consolidated net income. This is an approach we adopted in fiscal 2005. Besides net income, we will take into account our investment plans and the financial condition of the parent company in setting the dividend. We will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

Net Income and Annual Dividend per Share



(¥ billion)
400
300
200
100
0
(¥)
40
30
20
10
0
26.3
8.0
92.6
8.0
60.7
8.0
62.0
8.0
116.0
12.0
182.4
18.0
350.0
35.0
00.3
01.3
02.3
03.3
04.3
05.3
06.3
Net Income (Left)
Annual Dividend per Share (Right)

We also plan to return profits to shareholders indirectly by increasing MC's corporate value. There is an extremely large number of opportunities for us to invest for more growth. We will, therefore, continue to use retained earnings for investments that will drive our growth. Thus, both directly and indirectly, I'm confident that we can offer sufficient rewards to our shareholders.

Progress in Numbers — How Business Model Reform Has Shown Through in MC's Financial Statements

MC's business model reforms have had a dramatic impact on its financial statements. On this page, we compare our financial statements for fiscal 2006 with fiscal 1991, when our trading business was at its peak, and fiscal 2000, when consolidated net income hit its most recent low point.


1991
2000
2006
Balance Sheet
Total assets ¥11.9 trillion
Current assets ¥8.5 trillion
Fixed assets ¥3.4 trillion
Other liabilities ¥3.6 trillion
Interest-bearing liabilities ¥7.6 trillion
Assets
Liabilities
Shareholders' equity ¥0.7 trillion
Total assets ¥8.1 trillion
Current assets ¥4.3 trillion
Fixed assets ¥3.8 trillion
Other liabilities ¥2.6 trillion
Interest-bearing liabilities ¥4.6 trillion
Assets
Liabilities
Shareholders' equity ¥0.9 trillion
Total assets ¥10.4 trillion
Current assets ¥5.4 trillion
Fixed assets ¥5.0 trillion
Other liabilities ¥4.2 trillion
Interest-bearing liabilities ¥3.8 trillion
Shareholders' equity ¥2.4 trillion
Assets
Liabilities
Total assets declined because MC took steps to improve the quality of its assets, but have since increased as the company has grown.
Fixed assets have increased in line with growth in business investments. But the balance sheet has been managed so that the increase in fixed assets tracks the increase in shareholders' equity. The result has been a steady improvement in DER.
Gross Profit
Consolidated gross profit ¥582.1 billion
Non-consolidated gross profit ¥300.5 billion
Consolidated gross profit ¥575.1 billion
Non-consolidated gross profit ¥206.3 billion
Consolidated gross profit ¥1,051.5 billion
Non-consolidated gross profit ¥190.8 billion
Due to the shift from trading activities to business investment, subsidiaries have surpassed the parent company to become the main contributors to earnings.
Consolidated Net Income
Equity-method earnings ¥20.6 billion
Net income ¥65.3 billion
Equity-method earnings ¥12.2 billion
Net income ¥26.3 billion
Net income ¥350.0 billion
Equity-method earnings ¥119.0 billion
Earnings from equity-method affiliates have grown considerably, contributing to the growth in net income.

Note: SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was not applicable to the fiscal year ended March 31, 1991.

Review of Operations

Business Groups at a Glance

Fiscal 2006 Results* | **Segment Assets** (¥ billion) | **Net Income** (¥ billion)

New Business Initiative Group

Operating transactions: ¥273,576 million
Gross profit: ¥52,461 million
Net income: ¥19,390 million
Segment assets: ¥690,830 million

No. of employees: 4,934



1,200
1,000
800
600
400
200
1,062
845
691
04
05
06



20
15
10
5
2
12
19
04
05
06

Energy Business Group

Operating transactions: ¥4,533,390 million
Gross profit: ¥93,880 million
Net income: ¥75,061 million
Segment assets: ¥1,501,723 million

No. of employees: 1,887



2,000
1,500
1,000
500
856
1,141
1,502
04
05
06



80
60
40
20
31
46
75
04
05
06

Metals Group

Operating transactions: ¥4,184,986 million
Gross profit: ¥304,829 million
Net income: ¥135,780 million
Segment assets: ¥2,669,659 million

No. of employees: 10,453



3,000
2,000
1,000
1,707
2,057
2,670
04
05
06



150
120
90
60
30
31
48
136
04
05
06

Machinery Group

Operating transactions: ¥3,354,085 million
Gross profit: ¥181,197 million
Net income: ¥70,350 million
Segment assets: ¥2,456,423 million

No. of employees: 9,765



3,000
2,000
1,000
2,165
2,298
2,456
04
05
06



80
60
40
20
42
55
70
04
05
06

Chemicals Group

Operating transactions: ¥1,945,093 million
Gross profit: ¥76,977 million
Net income: ¥19,595 million
Segment assets: ¥707,681 million

No. of employees: 3,395



800
600
400
200
590
648
708
04
05
06



25
20
15
10
5
14
18
20
04
05
06

Living Essentials Group

Operating transactions: ¥4,790,470 million
Gross profit: ¥336,216 million
Net income: ¥48,571 million
Segment assets: ¥1,943,991 million

No. of employees: 20,268



2,500
2,000
1,500
1,000
500
1,486
1,739
1,944
04
05
06



60
50
40
30
20
10
39
45
49
04
05
06

** The number of employees is as of March 31, 2006. The number of Corporate Staff Section employees not shown on this page was 3,036.*

Scope and Size of Operation (As of April 1, 2006)	Main Products and Services
Organization: 5 divisions, 15 BUs Information & Communication Technology Business Division (2 BUs) Financial Services Division (3 BUs) Logistics Services Division (4 BUs) Human Life Business Division (2 BUs) Media Consumer Business Division (4BUs) **Offices:** Japan 5 offices, Overseas 13 offices (11 countries)	▫ ICT-related business (IT solutions and services, network services, IT-related consulting, others) ▫ Management buyouts, venture business incubation, M&A support, securitization, operating leases, asset management, others ▫ Logistics business (Parts and product distribution, tramp chartering, tank terminals, others), insurance business (Comprehensive insurance solutions, captive insurance, others) ▫ Comprehensive solutions for hospitals, nursing care and rehabilitation services, community health care support, others ▫ Foodservice business, content business, e-commerce business, publishing, human resources management, call centers, mobile phone-related business, others
Organization: 4 divisions, 24 BUs Natural Gas Business Division A (5 BUs) Natural Gas Business Division B (5 BUs) Petroleum Business Division (8 BUs) Carbon & LPG Business Division (4 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 11 offices, Overseas 29 offices (25 countries)	▫ LNG (liquefied natural gas), LPG (liquefied petroleum gas), crude oil, gasoline, naphtha, kerosene, diesel oil, heavy oil, lubricating oil, asphalt, other petroleum products, Orimulsion®, anthracite, coal coke, petroleum coke, carbon black feedstock, coal tar and tar products, carbon fibers and activated carbon, artificial graphite electrodes, oil and gas exploration and production, new energy development, energy-conservation system development, electricity and heat supply business, others
Organization: 3 divisions, 15 BUs Steel Business Division(3 BUs) Ferrous Raw Materials Division (5 BUs) Non-Ferrous Metals Division (7 BUs) **Offices:** Japan 4 offices, Overseas 22 offices (17 countries)	▫ Iron ore, coking coal, thermal coal, auxiliary materials, raw materials for stainless steel such as nickel and chrome, ferro-alloys, non-ferrous metal raw materials such as copper and aluminum, non-ferrous metals, precious metals, automotive body parts, pig iron, scrap steel, steel sheets and coils, steel tubes and pipes, stainless steel, other steel products, others
Organization: 6 divisions, 33 BUs Power & Electrical Systems Division (5 BUs) Plant & Industrial Machinery Business Division (7 BUs) Development & Construction Project Division (5 BUs) Ship, Aerospace & Transportation Systems Division (8 BUs) Motor Vehicle Business Division (4 BUs) Isuzu Business Division (2 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 12 offices, Overseas 50 offices (37 countries)	▫ Plant and machinery for power generation, power transmission and transformer facilities, elevators, railroad carriages, transportation systems, plant and equipment for gas/petroleum/chemical industries, steel making equipment, non-ferrous metals-manufacturing equipment, cement equipment, mining machinery, ships, offshore facilities, waste treatment equipment, environmental protection facilities, automobiles, construction equipment, machine tools, printing machinery, aircraft, aircraft engines, aircraft interiors and equipment, defense-related electronics, space-related equipment, others ▫ Planning, design and implementation of construction projects, sales and leasing of houses, development of office buildings and commercial facilities, real estate brokerage and securitization business, PFI business, overseas construction and civil engineering projects, others ▫ Project development, electricity sales and construction and operation of electricity, water and other social infrastructures, automobile manufacturing and sales and dealer finance, chartered ships for FPSO/FSO, food recycling, satellite communications, high-resolution digital satellite images, information security business, ASP business, aircraft leasing, others
Organization: 3 divisions, 24 BUs Commodity Chemicals Division (9 BUs) Functional Chemicals Division (9 BUs) Advanced Sciences & Technologies Division (4 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 8 offices, Overseas 31 offices (25 countries)	▫ Petrochemical products, fertilizers, inorganic chemical products, synthetic plastics and plastic products, functional materials, electronic materials, food and feed additives, pharmaceutical and agricultural chemical intermediates manufacturing, life science business, advanced materials, others
Organization: 3 divisions, 27 BUs Foods (Commodity) Division (8 BUs) Foods (Products) Division (8 BUs) Life Style Division (9 BUs) Directly Managed by Group CEO (2 BUs) **Offices:** Japan 10 offices, Overseas 38 offices (28 countries)	▫ Rice, wheat, wheat flour, corn, sugars and other sugar, starch, corn grits, brewing malt, hops, soybeans, rapeseeds, sesame seeds, oil and fat products, chicken and pork, processed meat products, soybean meals, rapeseed meals, grain by-products, roughage, others ▫ Processed foods, soft drinks, raw tea products, canned foods, liquor, confectionery and confectionary ingredients, health foods, pet foods, tuna, marine products, frozen and chilled products, cheese, dairy products, coffee and cocoa ingredients, fruit juices, fruit and vegetables, others ▫ Textile raw materials, yarn and knitted fabric, industrial textiles, optical fiber, apparel, brand business, furniture, shoes, household products, tyres, paper, packaging materials, pulp, woodchips, construction materials, cement, silica sand, others ▫ Retail management solutions, marketing research, logistics engineering, sales promotion service, others

New Business Initiative Group



HARUO MATSUMOTO
Executive Vice President,
Group CEO, New Business Initiative Group

Group CEO's Message

Business Group Strategy

Since its formation in April 2000, the New Business Initiative Group has lived up to its name—creating new businesses. We have provided key functions that underpinned the activities of MC, such as financial services, information and communications, logistics, management and marketing, to outside parties. MC's conventional business model is to create earnings from supply chains and to use the industry knowledge and product know-how gleaned from these activities to conduct business investments to expand earnings. However, through a new approach—selling the services (functions) themselves by cohesively working with several strategic subsidiaries—this group has successfully broken into new domains where MC had no involvement in the past. Prime examples of these new domains are real estate investment trusts (REIT), medical and welfare businesses and content businesses.

Building on these successes, we will continue to offer sophisticated functions both inside and outside the MC Group. By creating, reforming and expanding businesses, we will pursue the maximum possible earnings on a consolidated basis.

Fiscal 2006 Operating Results

In fiscal 2006, the last year of INNOVATION 2007's "hop" period, the New Business Initiative Group posted net income of ¥19.4 billion. Representing a year-on-year increase of 58%, this strong performance was mainly due to higher equity-method earnings from affiliates engaged in financial services, insurance, healthcare, mobile phone sales and other businesses, in addition to capital gains from investment activities. The New Business Initiative Group has now recorded net income in excess of ¥10.0 billion for two consecutive years. I believe that the most significant aspect of our performance, therefore, was that fiscal 2006 was a year in which we largely completed efforts to lay the foundation for this group to consistently deliver at least ¥10.0 billion in net income.

Outlook for Fiscal 2007

But looking further ahead, the New Business Initiative Group is targeting an even higher goal—earnings of over ¥20.0 billion during the "jump" period of INNOVATION 2007. As the first year of the "step" period, fiscal 2007 will be important for laying the stepping stones to this goal. Our goal in fiscal 2007 is net income of ¥15.0 billion and we will accelerate actions to increase earnings to achieve it.

One recent action was to reshuffle this business group on April 1, 2006 by creating two new divisions and disbanding one. We now have a framework consisting of five divisions: Information & Communication Technology (ICT) Business Division, Financial Services Division, Logistics Services Division, Human Care Business Division and Media Consumer Business Division. The latter two are the new divisions.

Established by integrating part of the former Human Life Business Division and part of the ICT Business Division, the Media Consumer Business Division's remit is to create business opportunities in consumer-centric business fields undergoing dynamic industry restructuring brought about by changes in the structure of society and technological innovation. The Human Care Business Division was established from the remaining parts of the former Human Life Business Division not incorporated in the Media Consumer Business Division to further strengthen and promote our activities in the medical and nursing care field.

Regarding the strategies of existing divisions, the ICT Business Division will work to strengthen the operations of strategic subsidiary IT Frontier Corporation (ITF) as an IT management services company. In the Financial Services Division, the focus is on asset management operations, which includes leasing, real estate and business finance, and the corporate turnaround management business. Meanwhile, the Logistics Services Division will strengthen its collective capabilities through globally integrated logistics centered on Mitsubishi Corporation LT, Inc. While the activities of each division are different there is a common thread to their strategies: to designate key fields and channel resources to them to create new businesses that will drive earnings growth. This is how we will continue to live up to our name.

Organizational Chart

Former Organization	New Organization
Information & Communication Technology Business Division (5 BUs)	Information & Communication Technology (ICT) Business Division (2 BUs)
Financial Services Division (5 BUs)	Financial Services Division (3 BUs)
Logistics Services Division (5 BUs)	Logistics Services Division (4 BUs)
	Human Care Business Division (2 BUs)
Human Life Business Division (6 BUs)	Media Consumer Business Division (4 BUs)

New Business Initiative Group Gross Profit and Share of Total Gross Profit



(¥ billion)
(%)
60
50
40
30
20
10
0
12
10
8
6
4
2
0
03.3
04.3
05.3
06.3
Gross profit
Share of total gross profit

New Business Initiative Group Total Assets and ROA



(¥ billion)
(%)
1,200
1,000
800
600
400
200
0
10
8
6
4
2
0
−2
03.3
04.3
05.3
06.3
Total assets
ROA

New Business Initiative Group Business Overview

Provide sophisticated functions inside and outside MC and create businesses to generate earnings that make a sizeable contribution to MC's bottom line.

Customers | Other business groups | Business investees

Provide functions

New Business Initiative Group

Financial	Information	Logistics	Human Care	Media Consumer
F	I	L	H	M
Financial Services Division	Information & Communication Technology (ICT) Business Division	Logistics Services Division	Human Care Business Division	Media Consumer Business Division

Create businesses

Business partners | Customers | Partner companies

Refine functions, leverage in businesses

Provide function → Earnings → Strengthen functions → Higher earnings → Refine functions → · · · Build a business model with a beneficial cycle

Division COO Reports

Financial Services Division



Takeshi Kadota
Division COO,
Financial Services Division

As its name suggests, this division is engaged in financial services businesses. Our aim is to carve out new businesses that reflect the needs of society and our customers. We are doing this by leveraging a wealth of knowledge and an extensive network built over many years of involvement in financial services and investment using our own funds in Japan and overseas.

Our target fields are leasing and rental businesses that provide various financial services, including operating leases, and real estate and business finance, where we have a proven track record in fields such as REITs, project finance, and private finance initiatives (PFI). We are also engaged in retail finance by leveraging our experience in the credit card business and other fields. Whatever the area, our goal is to provide best-fit solutions to address customers' various demands by utilizing the multifarious resources at our disposal as Japan's leading *sogo shosha*.

MC is promoting a companywide growth and portfolio strategy. The Financial Services Division is promoting this strategy by strengthening M&A capabilities rooted in the inherent strengths of MC. To support customers' strategic M&A projects, we are working to bolster M&A advisory services. We are also involved with buyout investments, in which we invest our own funds with those of outside parties, we make principal investments and we participate in strategic funds.

In regards to investment activities, our goal is to generate stable earnings. We do this by diversifying risk exposure through investments in many types of funds, including private equity. We will continue to upgrade our capabilities in this area. In tandem with this, we will conduct an asset management business unique to MC while enhancing our ability to participate in prime investment opportunities by inviting the participation of outside funds.

In fiscal 2006, we successfully controlled risk by spreading our investments and allocating assets as needed. The strong performance of investments in various funds in the alternative investment fields was another highlight of the past fiscal year. The real estate finance business, the nucleus of which is subsidiary Mitsubishi Corp.-UBS Realty Inc., continued to grow. Indeed, all businesses of this division, but particularly the ones just mentioned, were generally strong, contributing significantly to the large increase in earnings in the New Business Initiative Group.

As the flag bearer for realizing MC's INNOVATION 2007 vision of being "a new industry innovator" in terms of financial services, in fiscal 2007 we will continue to develop the asset finance business. At the same time, we will channel substantial resources to the industrial finance business, which includes auto leasing, REITs and financial services for healthcare businesses. This will include providing our own funds. We will also utilize value chains, logistics and global networks—the strengths we possess as a *sogo shosha*—to promote investment services in pursuit of stable earnings. This will include M&A-related services (M&A advisory services and co-investments), buyout investments, direct investments in unlisted equities and investments in various equity-related funds. Diversification of risk is an important aspect of our investment style. Moreover, we aim to create an industrial finance business through the management of private equity funds that invest directly in privately owned Japanese companies and in the Greater China Region.



Lifetime Partners Inc.
Lifetime Partners Inc. (LTP) provides comprehensive management support, including the arrangement of finance, for hospitals and nursing care providers. In June 2005, LTP supported the opening of Villa Flora Minami Maruyama, a 152-room continuing-care facility in Sapporo, Japan. The funds for this facility were procured using a special purpose company (SPC) scheme. Using an SPC means that it is possible to continue running the property even if the management company ceases to operate, thereby providing peace of mind to residents. With the cooperation of affiliated companies, including Mitsubishi group companies, the continuing-care facility is able to conduct large-scale, efficient marketing activities targeting prospective residents.



Asia Pacific Private Equity Fund
Through MC Capital Asia Pacific, a wholly-owned subsidiary, MC has structured and started managing a private equity fund totaling ¥13.2 billion committed by 3 major Japanese financial institutions and MC itself. MC Capital Asia Pacific Private Equity Fund L.P. invest in emerging small to medium size businesses in the Asia-Pacific region, targeting investments particularly in promising private companies in the fast-growing Greater China Region, encompassing China, Hong Kong and Taiwan. Utilizing various distinctive functions and resources of MC to raise corporate value of portfolio companies, MC Capital Asia Pacific is aiming to achieve high investment returns.

Information & Communication Technology Business Division



Motohiko Nakagawara
Division COO,
Information & Communication Technology Business Division

This division's market is at a major turning point. The rapid uptake of broadband Internet and the convergence of IT and networks are creating an increasingly ubiquitous landscape. And greater use of outsourcing services is being spurred by the increasing sophistication and complexity of information and communication (ICT) technology.

In response to this environment, this division was reorganized to give it greater mobility. In April 2006, part of this division was transferred to the newly established Media Consumer Business Division. This move will allow the Information & Communication Technology Business Division to concentrate more on IT and networks. To strengthen network outsourcing services, in fiscal 2006 we increased our equity interest in Network Service and Technologies Co., Ltd., a joint business with Net One Systems Co., Ltd., a leading company in the networking field.

In fiscal 2007, we plan to strengthen the operations of strategic subsidiary IT Frontier Corporation as we look to accelerate its growth as an IT management services provider. In the network field, by continuing to work with Net One Systems and other business partners, we will develop new solutions and value-added services. Cooperation will be key to our activities overseas, too. In conjunction with iVision Shanghai Co., Ltd., MIC Business Solutions, Inc. in New York and other overseas business investees, we will leverage MC's expansive customer base and global network to conduct an ICT services business that spans the world.

IT Frontier

IT Frontier
An IT management services provider, IT Frontier (ITF) delivers total support for clients' IT assets. Extending from the planning of IT strategy and design to systems construction and operation, this support is underpinned by mission-critical system construction capabilities, centered on ERP, and primary hardware/software product delivery capabilities for realizing highly reliable systems. Inspired by a vision of being a company that creates value by giving full play to human and technological capabilities, ITF's employees are mustering their expertise and technology as they endeavor to create optimal value for clients' businesses.

Logistics Services Division



Michio Izumi
Division COO,
Logistics Services Division

The Logistics Services Division provides total logistics services from a global perspective. We also offer customers insurance-based risk solutions and other services. In specific terms, we operate a logistics business that handles automobiles, apparel, chilled foods and other products; a tramp chartering business for ferrous raw materials, food commodities and other products; and a tank terminals business for all types of liquid bulk cargo. We are also developing new businesses, such as an REIT specializing in distribution facilities and an IC tag business, which take advantage of financial technology and ICT. Furthermore, we have started a rent-a-captive insurance business by drawing on our expertise dealing with the various risks encountered by the MC Group in the course of its business activities.

In fiscal 2006, we completed re-establishing and strengthening our operational framework for expansion and growth in the years ahead. One major development in this regards during the past year included the establishment of Mitsubishi Corporation LT, Inc. (MCLOGI) through the integration of Ryoko Logistics Corporation and MC Trans International Inc. In another move, we established MC NITTSU CHINA HOLDINGS Co., LTD. with Nippon Express Co., Ltd. to conduct a logistics services business in China.

In fiscal 2007, we aim to further expand our earnings base. To this end, we will upgrade functions in automobile and apparel logistics, centered on MCLOGI, as well as develop horizontally into other fields. In the insurance field, we will actively enhance our functions and increase our earnings in our captive insurance and rent-a-captive insurance operations, and contribute to MC's growth strategy through our risk management and risk solution services.


Clients
Total Logistics Solution
Value Creation
Financial technology
RFID (IC tags)
MCLOGI
Information technology
Asset finance
Partnerships
Various function of the "Sogo Shosha"

Mitsubishi Corporation LT, Inc.
MCLOGI was established in April 2006 as a comprehensive logistics company that can respond to the globalization of markets. It is the largest logistics company affiliated with a *sogo shosha* in Japan. MCLOGI was formed by integrating Ryoko Logistics, which mainly conducted operations in Japan, and MC Trans International, which focused on international logistics. MCLOGI will use its comprehensive strengths to deliver optimal logistics solutions and high-quality services to customers around the world.

Human Care Business Division



Sumio Ariyoshi
Division COO,
Human Care Business Division

Inefficient operations and poor convenience for users have plagued the medical (healthcare) and nursing care (life care) fields due to a business landscape that in the past has seen various services provided autonomously by different operators. This division has catered to client needs across a wide-ranging value chain in the medical and nursing care fields. Making this possible are MC's unique total coordination capabilities and a group of strategic subsidiaries with the mobility to perform roles throughout the value chain. One of those subsidiaries is MC Medical, Inc. Operating in the upstream part of the value chain, this subsidiary sells the latest in advanced medical equipment from overseas and systems for home care. Other subsidiaries provide management support for customers from various angles in the downstream part of value chains: Nihon Hospital Service Co., Ltd. buys medical supplies in bulk for hospitals and manages associated supply centers; Apprecia, Inc. helps customers reduce total costs by offering consulting services when they build or rebuild hospitals; and Lifetime Partners Inc. (LTP) supports management of hospitals and nursing care facilities by providing consulting for reforming business activities and procuring funds. Utilizing all of these collective strengths, we are also actively engaged in supporting the management of hospital private finance initiatives (PFI) and hospitals owned and operated by corporations. The former involves the construction, maintenance, management and operation of public facilities using private-sector funds and management capabilities and techniques. In the nursing care field, Nippon Care Supply Co., Ltd. rents nursing care equipment and provides home-based nursing care services. And Good Life Design Co., Ltd., a joint venture with TOYOTA MOTOR CORPORATION, is creating a regionally based healthcare model linking corporate health insurance societies with medical institutions and nursing care and welfare facilities.

In fiscal 2006, as a culmination of actions to develop the value chain, we started operating Procure, Inc. In the sense that it is positioned in the midstream part of MC's value chain, Procure completes a stable of strategic subsidiaries along the entire value chain, from upstream to downstream. In fiscal 2006, we also delivered results in every strategic field in the value chain. One highlight was an order from Sapporo Railway Hospital in the area of management support for hospitals owned and operated by corporations.

With the medical equipment and supplies value chain now largely complete, fiscal 2007 is positioned as a year for dynamic progress. The Human Care Business Division was established to further consolidate under one organization MC's expertise in the medical and nursing care operations conducted by the former Human Life Business Division. While further strengthening existing operations, this division will actively embrace the challenge of developing new business fields. Work is already under way to create new business models in Japan and China, including a model for the distribution of pharmaceuticals, through an alliance with Mediceo Paltac Holdings Co., Ltd., a leading wholesaler of a comprehensive array of pharmaceuticals and medical equipment and materials.



Alliance With MEDICEO

During the past fiscal year, MC agreed to a comprehensive business alliance in the medical services business with Mediceo Paltac Holdings Co., Ltd., one of Japan's largest wholesalers of pharmaceuticals. The alliance targets four fields: joint investigation for the establishment of a pharmaceutical distribution business in China; the development of a joint supply processing and distribution service encompassing the purchase, delivery and management of pharmaceuticals and medical equipment and materials for hospitals; joint R&D of private brand products; and joint examination of a clinical testing business. MC and Mediceo Paltac Holdings bring complementary strengths to this alliance. MC has expertise in the management support business for hospitals that combines IT, logistics, financial services and other services as well as a network in China, while Mediceo Paltac Holdings has a proven track record in the medical field and a nationwide sales network in Japan. The alliance will leverage these respective advantages to respond to the needs of hospitals and society in a changing medical industry by conducting new businesses involving pharmaceuticals, medical equipment and medical supplies.





Nippon Care Supply Co., Ltd.

Responding to the needs of companies across Japan that rent equipment under the nursing care insurance scheme, Nippon Care Supply has steadily expanded its business by creating a unique nursing care equipment wholesale and rental service business model. Seizing on opportunities created by April 2006 amendments to the nursing care insurance programe, Nippon Care Supply intends to expand the reach of its operations into new home-based nursing care services and product sales businesses that target active seniors. To be conducted in partnership and cooperation with operators and regional medical institutions, these businesses signal efforts by Nippon Care Supply to bolster operations to help seniors lead healthy lifestyles with peace of mind.

Media Consumer Business Division



Eisaku Tamura
Division COO,
Media Consumer Business Division

The Media Consumer Business Division develops and invests in businesses with a consumer focus in various lifestyle fields. The division was established in April 2006 by integrating part of the ICT Business Division with the brief of creating businesses from entertainment to comfort in life.

The media field is expected to undergo a major transformation in the coming years as broadband Internet and mobile communications vie with traditional media such as television. Through strategic subsidiary d-rights Inc., this division is planning, producing and screening *anime* in the upstream content field as well as developing and selling related character goods. d-rights is establishing a greater presence in the entertainment content industry by investing in works by Studio Ghibli and in other ways. In the commerce field, we are involved along the entire value chain. In addition to Digital Direct Corporation, a TV shopping and catalog retailer, we have interests in e-milenet inc., which provides JAL air miles as an incentive to promote sales, and i-Convenience, Inc., a company that connects LAWSON convenience stores with customers via the Internet and mobile phones. By combining MC's marketing functions with these and various other consumer-centric businesses, we are strengthening collaborative efforts. In the mobile field, besides mobile phone sales through MS Communications Co., Ltd., we are selling and developing various products, services and content.

The food service sector also has a direct consumer focus. Here our goal is to drive further growth in entities such as Create Restaurants Inc. and Smiles Co. And LEOC JAPAN Co., Ltd. is at the forefront of our efforts to develop a food catering service targeted at offices and medical and welfare facilities, where market expansion is forecast. Meanwhile, contact center operator Bewith, Inc. is playing a pivotal role on a daily basis in ensuring smooth communications between companies and consumers.

Japan is witnessing a decline in its birth rate and a growing number of elderly. Amid this trend, we are actively participating and supporting non-profit organization shingeneki-net. The aim here is to create a new business targeted at active seniors, particularly baby-boomers.

Temporary staffing is another field that falls within the remit of this division. But going beyond just temporary staffing, we are developing a comprehensive human resource outsourcing business that also includes recruitment, education and training services. Mates Co., Ltd. is the lynchpin of our activities in this field.

The past fiscal year saw us strengthen the foundations of businesses in this division. Notable achievements were the listing of Create Restaurants and MS Communications capturing the number-one share in its industry due to the successful execution of an M&A strategy. In fiscal 2007, we will continue to strengthen existing businesses on an individual basis. But we also plan to make dramatic advances in consumer-centric business fields, especially media and commerce, by coupling our various businesses in a way that only MC can, thus differentiating them in the marketplace.



Create Restaurants Inc.
Create Restaurants develops and operates restaurants and food courts catering to various consumer tastes in many types of locations throughout Japan. As of March 31, 2006, it was operating 226 establishments under 78 different formats. Established in 1997, this MC affiliate has grown steadily and in September 2005 conducted its initial public offering on the Tokyo Stock Exchange's Mothers market. Recently, Create Restaurants has attracted much interest for operating a large food court at the 2005 World Exposition held in Aichi, Japan, and for opening MARCHÉ DE METRO inside Echika Omotesando, a shopping complex at Tokyo Metro Co., Ltd.'s Omotesando subway station.


デジタルダイレクトの
新しいブランド。
saQwa

Digital Direct Corporation
Digital Direct Corporation is a new type of commerce company that conducts sales through catalogs as well as TV shopping channels, the Internet, mobile phones and various other media in Japan. It operates a catalog business in a tie-up with major credit card company Credit Saison Co., Ltd., while its TV shopping business supports the businesses of broadcasters. The company's web-based business links to both the catalog and TV shopping operations. Thus, backed by powerful partner companies, Digital Direct is unfurling a unique, advanced commerce business model. Recently, the "fun style shopping" site has won the support of many users. Supported by Credit Saison, this shopping site is designed around the theme of proposing lifestyle ideas to women.



HISANORI YOSHIMURA
Executive Vice President
Group CEO, Energy Business Group

Group CEO's Message

The Energy Business Group literally fuels the development of industry and improvement in the quality of people's lives. We handle all forms of energy—gas, liquid and solid—that are the source of light, heat and power. Our expansive energy portfolio includes natural gas, including liquefied natural gas (LNG), crude oil, petroleum products, liquefied petroleum gas (LPG), petroleum coke, coal coke and carbon products. Our business model has just as far-reaching a presence. We are involved throughout the energy value chain, from the upstream sector to the downstream sector. We explore for, develop and produce oil and gas. We have investments in LNG liquefaction projects. We import and trade trilaterally. And we have interests in domestic trading and retail businesses. Today, we live in a world where the rising price of energy and depletion of natural resources are well-publicized issues. In response, we are also actively engaged in new energy businesses from the standpoints of securing long-term energy supplies, effectively using energy and protecting the environment. Requiring sophisticated technologies, these businesses include gas-to-liquid (GTL), bio fuels, hydrogen supplies and fuel cells.

This business group has always worked to remain at the leading-edge of the energy industry. It is one of our hallmarks. We were instrumental in bringing the first LNG shipment to Japan, and we were first to introduce crude oil for use in power generation. The trading foundation we have built over the years, the relationships of trust we have with customers around the world, and the extensive network we have developed with major oil companies and primary gas/oil producing countries are some of our main strengths. These and other strengths will underpin our activities as we continue to rise to the various challenges in our industry in the years ahead.

As we do so, our actions will be guided by a basic philosophy unveiled in April 2005—to constantly create value and enhance MC's enterprise value with the aim of becoming a true global energy company that contributes to a stable energy supply. This lofty aspiration was our beacon as we engaged in various business activities during the past fiscal year to fulfill our mission of contributing to society through a stable energy supply. We tackled issues head on and we developed businesses with an international focus in regions around the world, including in Japan and elsewhere in Asia where energy demand is growing. As a result of these efforts and other factors, we posted net income of ¥75.1 billion in fiscal 2006. This was a record performance for this business group for the second straight year.

On April 1, 2006, we entered the "step" period of INNOVATION 2007. As we begin the second stage of this business plan, dynamic change is taking place in our operating environment. The enforcement of the Kyoto Protocol, the run-up of oil and gas prices, the emergence of resource nationalism and rising geopolitical risks are some of the forces shaping our market landscape. In this era of change, the Energy Business Group is determined to realize its growth strategy by unearthing new business opportunities and seizing on chances. We will continue to set our sights even higher as we develop in step with society.

<Energy Business Group Organization>

The LNG business is a growing business. To provide a detailed response to the expected increase in demand moving forward, in April 2006 the group split the former Natural Gas Business Division into two divisions: Natural Gas Business Division A and Natural Gas Business Division B. The former is engaged in the production, liquefaction, sale and logistics of LNG through existing LNG projects. The latter is aiming to establish new business models to capitalize on growth in the LNG market. To this end, it is working to quickly launch LNG projects currently under development and to participate in new projects.

Organizational Chart

Former Organization		New Organization
Natural Gas Business Division (10 BUs)	→	Natural Gas Business Division A (5 BUs)
	→	Natural Gas Business Division B (5 BUs)
Petroleum Business Division (8 BUs)	→	Petroleum Business Division (8 BUs)
Carbon & LPG Business Division (4 BUs)	→	Carbon & LPG Business Division (4 BUs)
Business Units Directly Managed by the Group CEO (2 BUs)	→	Business Units Directly Managed by the Group CEO (2 BUs)

Energy Business Group Gross Profit and Share of Total Gross Profit


(¥ billion)
(%)
100
80
60
40
20
0
10
8
6
4
2
0
03.3
04.3
05.3
06.3
Gross profit
Share of total gross profit

Energy Business Group Total Assets and ROA


(¥ billion)
(%)
2,000
1,500
1,000
500
0
8
6
4
2
0
03.3
04.3
05.3
06.3
Total assets
ROA

Main Overseas Projects of the Energy Business Group


PDRM (London)
Sakhalin II
PDI(Irvine, California)
Tunisia
Libya
Oman
US West Coast
Gulf of Mexico
Malaysia
Brunei
Gabon
PDS/Diamond Tanker (Singapore)
Tangguh
Angola
Australia NWS

○ Upstream oil and gas projects
○ LNG (liquefaction and receiving terminals)
○ Midstream and downstream oil projects

Natural Gas Business Division A



Masayuki Mizuno
Division COO,
Natural Gas Business
Division A

This division participates in LNG projects in major LNG producing countries and regions. We have interests in projects in Alaska, Brunei, Malaysia, Australia and Indonesia. We are also expanding business in a wide range of spheres along the LNG value chain. We produce and liquefy natural gas. We ship LNG. And we act as an import agent for the Japanese market.

LNG demand is forecast to double over the next 10 years from 150 million tonnes (seaborne trade) at present. Demand is being driven by economic expansion in China, India and other emerging markets, as well as by a shift in domestic demand in the U.S. and Europe to LNG as natural gas production declines.

In light of this growth, we are expanding facilities and output of LNG liquefaction facilities at existing projects in Brunei, Malaysia and Australia. And as part of our pursuit of even higher added value we are pushing ahead with exploration businesses to increase gas reserves. In Indonesia, we are working to quickly bring on stream a new project called Tangguh, which is currently under development. These and other actions are designed to bolster our earnings base in the natural gas business.



5th LNG Train in Western Australia
MC is participating in the North West Shelf (NWS) Project in Western Australia through Japan Australia LNG (MIMI) Pty. Ltd., a joint venture with Mitsui & Co., Ltd. The NWS Project is in the process of expanding output by constructing a 5th LNG train with a capacity of approximately 4.2 million tonnes per year. Targeted to come on stream in mid-2008, this new capacity is expected to lift the NWS Project's total output from a 5-train production system to around 15.9 million tonnes per year. MC is entitled to receive 8.33% of this output in *accordance with its equity interest in the project.*

MC LNG Value Chain

Worldwide Presence

		Upstream	Liquefaction	Marketing	Shipping	Receiving Terminal
Natural Gas Business Division A	Alaska			→		
	Brunei	→	→	→	→	
	Indonesia Arun			→		
	Malaysia SATU		→	→		
	Australia NWS	→	→	→	→	
	Malaysia DUA		→	→		
	Malaysia TIGA	→	→	→		
	Indonesia Tangguh	→	→	→		
Natural Gas Business Division B	Sakhalin	→	→	→	→	
	Oman		→	→	→	
	US West Coast				→	→

→ Ongoing
→ Planned

Natural Gas Business Division B



Seiji Kato
Division COO,
Natural Gas Business
Division B

This division's aim is to capitalize on growth of the world LNG market in the future. To this end, our approach is to establish new business models. We are working toward the early launch of the Sakhalin II Project currently under development. We are also promoting global trading of LNG using LNG purchased from Oman and utilizing two receiving terminals located in the state of Texas, U.S.: Lake Charles and Freeport. We will start using the latter from 2009. Furthermore, we are participating in the construction of an LNG receiving terminal at the Port of Long Beach in California, U.S.

Other steps are being taken to ensure we have a stable earnings base in the future. We are actively looking to participate in promising new LNG projects and GTL businesses, for example. These activities aren't confined to the Asia-Pacific region. Indeed, the Atlantic and other regions are in our sights as we seek to ensure the sustained development of our natural gas business and that MC continues to have a major presence in this industry.



U.S. LNG Receiving Terminal
MC is planning to construct an LNG receiving terminal by 2011 at the Port of Long Beach in California, U.S., under a joint development agreement with oil major ConocoPhillips. Currently, the project is in the process of applying for approval from authorities to construct the facility. With demand for gas in the U.S. expected to rise steadily in the years ahead, this terminal will be a key asset in MC's plans to sell upwards of 6 million tonnes of LNG per year to the West Coast of the U.S.

Exploration & Production Unit

This unit invests in oil and gas E&P businesses around the world. As one of MC's core businesses in INNOVATION 2007, we aim to actively develop business activities to achieve more growth in the future.

Against a backdrop of soaring oil prices, the profit zone of all companies in the oil industry is shifting to upstream businesses. This trend is making it increasingly difficult to secure quality upstream assets.

In light of this, in fiscal 2006 we steadily expanded existing E&P operations in Gabon, Angola and the Gulf of Mexico. In the Gulf of Mexico, MC commenced oil production for the first time as an operator in the crude oil production block. In Angola, we successfully concluded new contracts for a production and development block and acquired an exploration block. We also made moves to participate in projects in North Africa as we regard this as a key region due to its abundant reserves. During the past year, we won the tender for several oil exploration blocks with partners in Libya, and we acquired a participating interest in a gas E&P block in the Republic of Tunisia.

In fiscal 2007, we will continue working to strengthen and expand our existing operations. At the same time, we will actively pursue new businesses more than ever before, working as one with our subsidiary MC Exploration Co., Ltd.



Angola Japan Oil Co., Ltd.
In October 2005, MC concluded a 20-year production sharing agreement in Angola, Western Africa, for Block 3/05, an offshore production and development block, through consolidated subsidiary Angola Japan Oil Co., Ltd. In addition, a production sharing agreement with a five-year exploration period, was concluded with respect to Block 3/05-A, an adjacent production and development block. These moves were made with the intention of strengthening existing production operations as well as to expand operations further through exploration and development activities.



Gulf of Mexico
Through a wholly owned U.S.-based subsidiary, MC is engaged in crude oil and gas E&P operations in the Gulf of Mexico, U.S.A. At present, these operations are producing approximately 8,000 BOE (barrels of oil equivalent) per day. In fiscal 2006, MC commenced oil production as an operator for the first time in the Mustang Island Block 726. MC will continue to expand operations by participating in new projects, particularly development projects.

Petroleum Business Division



Jun Yanai
Division COO, Petroleum Business Division

The Petroleum Business Division is active in various business domains across the petroleum industry, including crude oil, petroleum products and naphtha. Our trading model is not limited to importation, offshore trading and domestic trading. Besides these activities, we are developing a new business model in service stations centering on Mitsubishi Shoji Sekiyu Co., Ltd. In addition, we have recently widened the scope of activities to encompass services for managing price fluctuation risk. Our target market is diverse, extending from companies and electric power utilities to ordinary consumers.

From a global perspective, high crude oil prices are expected to persist for a while due to expanding demand in China and India, supply concerns in Middle Eastern and African oil producing countries and tight regional supplies of petroleum products caused by a lack of refining capacity.

In Japan, demand is declining for petroleum products due to rising prices. Meanwhile, import tariffs have been lowered on heavy oil, refining profits are being squeezed by the inability to pass on higher crude oil prices in product prices, environmental regulations are becoming more stringent and there is structural change in demand. In response to these industry dynamics, oil refining companies in Japan are under pressure to install more abatement systems so as to remove more heavy distillates and increase and expand desulfurization equipment.

Responding to major change in the structure of demand for petroleum products in Japan, this division will continue enhancing its domestic supply network. In tandem, we will redouble efforts to strengthen sales capabilities in the retail field. One initiative is to transform the existing service station model and reinforce operations in conjunction with Mitsubishi Shoji Sekiyu in particular. In fiscal 2007, with an eye on rapidly increasing energy demand in the Asian region, we plan to concentrate our energies on strengthening overseas transactions, including exports of petroleum products from Japan. Moreover, leveraging our worldwide network and other unique strengths as a *sogo shosha*, we will create new-type energy businesses that respond to environmental issues. Examples include GTL and bio fuels.



Petro-Diamond Risk Management Ltd.
MC established Petro-Diamond Risk Management Ltd. (PDRM) in the U.K. in February 2003. PDRM provides consulting services rooted in MC's vast experience over many years in energy transactions. It also offers energy derivatives structured using the latest financial techniques to energy users as well as producers in Japan and overseas to help them hedge the risk of price fluctuations.

Carbon & LPG Business Division



Tetsuro Imai
Division COO, Carbon & LPG Business Division

Carbon Business

This division handles a variety of carbon materials and carbon products derived from oil and coal. Through importing and exporting, and domestic and trilateral trading, we are involved at every stage of the carbon industry value chain. Our target markets are equally diverse, extending from the oil and coal industries to the steel and aluminum industries.

These industries continue to rebound after a period of global reorganization and on the back of robust demand in BRICs nations, particularly China and India. Investment activity in the construction and expansion of production facilities for main carbon products also remains robust.

In fiscal 2007, this division will also channel resources to strategic products: petroleum coke, a by-product of the crude oil refining process that is used mainly as an industrial fuel; coal coke, used chiefly in steel production; and tar and tar products, mainly for carbon manufacturers. Another key theme will be to develop our operations horizontally to the power generation business using petroleum coke. This is a new business model for MC. The Carbon Business Strategy & Development Office, established in April 2005, is spearheading our efforts to develop new applications for carbon materials, as we endeavor to nurture a new core product.



Frontier Energy Niigata Co., Ltd.
Frontier Energy Niigata Co., Ltd. is an electricity wholesaler established in June 2003 by MC with Nippon Steel Corporation and Nippon Oil Corporation. This joint venture has constructed the world's first thermal power station that burns petroleum coke at the Niigata East Port. Boasting output of 110,000kW, the plant commenced commercial operations in July 2005 following trial operations of about three months. MC is supporting the operations of Frontier Energy Niigata by supplying petroleum coke and helping to recycle byproducts (combustion ash) of the power generation process.

<Carbon & LPG Business Division>

LPG Business

LPG (liquefied petroleum gas) mainly refers to propane and butane gas. Around half of Japanese households use propane gas. But in addition to this well-known residential use, LPG is used in a broad range of other fields. It is used as a fuel for taxis and other vehicles, industrial applications, chemical feedstock, city gas feedstock, utility feedstock and in other fields. In this sense, it is one of Japan's cornerstone sources of energy. In recent years, LPG has attracted attention as an environmentally friendly energy source that is not easily disrupted by earthquakes and other force majeure.

Leveraging the cost advantage inherent in having our own fleet of ships, we trade LPG overseas and also import LPG for sale in Japan through subsidiary Mitsubishi Liquefied Petroleum Gas Co., Ltd. In April 2006, to promote the further development of this business, we established Astomos Energy Corporation after discussions with Idemitsu Kosan Co., Ltd. by integrating the two companies' respective LPG businesses. Astomos Energy is the world number one; it is the largest primary distributor of LPG in Japan and boasts the highest overseas transaction and transportation volumes in the world. Plans call for Astomos Energy to bolster operations by strengthening the value chain and to conduct activities in wide-ranging fields as an energy solutions company, without restricting operations to LPG.

We also own the Namikata Terminal, adjacent to a national LPG storage terminal presently under construction by Japan Oil, Gas and Metals National Corporation (JOGMEC) in Imabari City, Ehime Prefecture, Japan. The Namikata Terminal is scheduled to operate this national facility, the first in Japan to be constructed based on a water-sealed subterranean rock storage system, following its completion under contract for the government. In this and other ways, MC is thus actively cooperating with LPG stockpiling in Japan.



LPG Business
Astomos Energy operates around 20% of the large LPG tankers in the world. Pictured is *GAS CAPRICORN*, which is owned by a subsidiary of Astomos Energy and can transport around 45 thousand tons of LPG on one trip.

Energy Business Development Unit

The unit is engaged in the development of new business models and the launch of new businesses related to the energy field that seek to seize opportunities spawned by change in the energy industry. This change is being brought about by recent electricity and gas industry deregulation, the redoubling of efforts to combat global warming, the run-up of fossil fuel prices and other forces.

In concrete terms, we are taking advantage of deregulation to supply electricity and heat generated by MC Group power plants and co-generation assets. The sale of gas is another activity of what is known in Japan as a secondary energy supply business. From the standpoint of combating global warming, we are developing a business model targeting much-talked-about biomass fuel. Individual new technology projects in fuel cells and hydrogen with a longer-term focus are other ways we are expanding the scope of this unit's operations.

We've already made some concrete progress in the fuel cell and hydrogen fields. Using MC-patented next-generation Highly-compressed Hydrogen Energy Generators (HHEG), we are developing commercial HHEG for hydrogen fueling stations with an eye on the era of fuel-cell powered automobiles.

In the biomass field, development is under way on a pulverizer designed specifically for biomass. The main theme has been establishing pulverization technology for various types of biomass for mixed combustion of biomass fuel in existing pulverized coal-firing boilers. In April 2005, successful field tests were conducted with MC-developed bio-mills using a 5% mixed combustion ratio at the Matsuyama plant of Teijin Fibers Ltd.

Using the advantages of these distinctive technologies, we plan to develop businesses that help to preserve the natural environment.

Metals Group



MUTSUMI KOTSUKA
Executive Vice President
Group CEO, Metals Group

Group CEO's Message

The Metals Group recorded net income of ¥135.8 billion in fiscal 2006. This represented a year-on-year jump of ¥87.6 billion, or approximately 2.8 times, from ¥48.2 billion in fiscal 2005—and a historic high for this business group. Several factors were behind this record-setting performance. One was a large increase in equity in earnings from Mitsubishi Development Pty., Ltd. (MDP) in Australia due to a rise in the sales price of coking coal and higher sales volume. Equity in earnings of Metal One Corporation also increased due to strong prices for steel products. And we saw higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in iron ore and copper-related businesses, a reflection of soaring prices for ferrous raw materials and non-ferrous metals. Our forecast for fiscal 2007 is for an even better performance than fiscal 2006, assuming continued strength in commodity prices.

The basic mantra of the Metals Group is to contribute to society through the stable, continuous supply of high-quality raw materials, ingredients and products in the global market. In line with this basic philosophy, which draws its inspiration from the Three Corporate Principles adhered to by MC, we are executing a two-pronged basic strategy. One plank of our strategy is to improve strategic functions in two value chains: ferrous and non-ferrous metals, the core businesses of this group. The other element of our strategy is to further reinforce our operational foundation by improving the efficiency of management and prioritizing resources.

Our strategy is being executed through three divisions: Steel Business Division, Ferrous Raw Materials Division and Non-Ferrous Metals Division. Four key initiatives are driving our basic strategy: substantial investments in metal resource fields, reinforcement of value-added trading functions for steel and non-ferrous raw materials and products, upfront investments to create growth drivers for the future, and the development of human resources.

During the "step" period of INNOVATION 2007, we plan to make key investments that will stand us in good stead in the subsequent "jump" period. We will make additional investments in coal, iron ore, raw materials for stainless steel, copper, aluminum and other metal resources to expand our operations. We will also invest in strengthening trading businesses by enlarging overseas value chains for steel products and non-ferrous metals transactions. Our goal is to be involved throughout both the steel and non-ferrous value chains from upstream resource areas to downstream product fields. This approach will ensure that we grow with the metals industry and markets by providing value-added services. By also taking on new challenges as we do this, we aim to take this business group to a new growth plane.

Organizational Chart

Former Organization		**New Organization**
Business Units Directly Managed by the Group CEO (3 BUs)	→	Steel Business Division (3 BUs)
Ferrous Raw Materials Division (4 BUs)	→	Ferrous Raw Materials Division (5 BUs)
Non-Ferrous Metals Division (6 BUs)	→	Non-Ferrous Metals Division (7 BUs)

Metals Group Gross Profit and Share of Total Gross Profit


(¥ billion)
(%)
350
300
250
200
150
100
50
0
35
30
25
20
15
10
5
0
03.3
04.3
05.3
06.3
Gross profit
Share of total gross profit

Metals Group Total Assets and ROA


(¥ billion)
(%)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
03.3
04.3
05.3
06.3
Total assets
ROA

<Metals Group Organization>

The Metals Group was reorganized on April 1, 2006 by integrating all units formerly under the direct management of the Group CEO into three divisions: Steel Business Division, Ferrous Raw Materials Division and Non-Ferrous Metals Division.

The Steel Business Division was newly formed to integrate the former Group CEO-controlled Steel Products Business Unit, former Components Business Development Unit and Investment & Business Development Unit attached to the group. The aim in establishing this division is to upgrade functions for executing our growth strategy. The Metals Group will continue to support actions to strengthen the management foundations of Metal One, which we regard as a strategic subsidiary, while further upgrading consolidated group management to ensure that we draw fully on the collective strengths of the MC Group.

The reorganization of the Metals Group saw the former Group CEO-controlled MDP Unit added to the Ferrous Raw Materials Division. This move has integrated management of our entire ferrous raw materials business investment portfolio. We have thus created a more agile and flexible framework for prioritizing projects, for fast decision-making and for deploying resources. In another move, we established MC Resources Trade and Logistics, a sales subsidiary handling mainly coking coal and iron ore, to create a sales business more oriented to customers.

The Non-Ferrous Metals Division, while continuing to incorporate three main units—Aluminum Business Unit, Base Metals Business Unit and Bullion & Global Commodity Futures Business Unit—established the Non-Ferrous Metal Business Development Unit as an R&D department. The aim of this division is to establish an integrated value chain extending from the upstream field, centered on investments in non-ferrous metallurgical resources, to the downstream field, where we are strengthening the trading framework on a global basis.

Division COO Reports

Steel Business Division



Michio Taki
Division COO, Steel Business Division

The Steel Business Division is engaged in distribution and processing related to steel products of all kinds through Metal One, which was established with the former Nissho Iwai Corporation in 2003. At the same time, we aim to create new business models to expand our business domains by tapping the functions we possess as a *sogo shosha*. We are also actively promoting business involving the manufacture of metal-based automotive components and the development of new businesses targeting new opportunities to drive growth in this business group.

The steel industry over the past few years has been supported by a rapid increase in demand for steel in China and robust demand in Japan. Lifted by this demand, the price of steel products has risen by more than 30% in three years. This run-up of steel products prices has led to a substantial improvement in earnings at steelmakers and distributors alike. Since its founding three years ago, Metal One has mustered its collective strengths to tackle continuous structural reforms in the form of the post-merger integration of businesses (PMI) and business process innovation (BPI). This company has also executed a growth strategy. These actions, guided by a vision of being a "Metal Market Maker" and a "Metal Value Optimizer" mission, coupled with rising steel products prices, enabled Metal One to post consolidated net income in fiscal 2006 that eclipsed initial plans.

Metal One recently unveiled a Second Mid-term Consolidated Management Plan based on a review of the past three years. The plan reaffirms the company's strengths and addresses internal and external issues. Metal One has set forth a goal of creating a Metal One Group that is "strong but flexible, ethically and financially sound and has great growth potential through the building of a global value chain." In short, Metal One seeks to realize it own unique paradigm not just in terms of numbers and scale, but also as regards the quality and volume.

This division will support Metal One in promoting these activities. And amid dramatic change in the steel industry in recent times, we will also increase cooperation between Metal One and MC to create and execute a steel business strategy that has as its cornerstone the utilization of all the MC Group's strengths.

Major change sweeping the auto industry worldwide is also of interest to this business group. Heretofore, we have sought to enter the automotive components manufacturing business based on our expertise, functions and experience in this sector acquired through transactions of metal materials, the major raw material used to make automobiles. Now, in conjunction with the Automotive-related Business Innovation Office, part of MC's Innovation Center, we are stepping up activities in this regard and continuing to examine the viability of businesses.

In this way, while pursuing growth in existing businesses, we are aiming to expand the steel products business further by devising a strategy for new business investments and identifying business opportunities across the entire steel industry.



Metal One
Over the past three years, the Metal One brand has been firmly established in the steel distribution industry due to the collective efforts of all its employees in tackling the post-merger integration of businesses (PMI) and business process innovation (BPI) as well as in executing a growth strategy. In January 2006, Metal One embarked on a Second Mid-term Consolidated Management Plan. The new plan reaffirms Metal One's vision and mission of being the world's strongest integrated steel trading company. At the same time, it sets forth a goal of creating a Metal One Group that is "strong but flexible, ethically and financially sound and has great growth potential through the building of a global value chain."



DMET
Wholly owned by MC, Thai-based DIA Modern Engineering (Thailand) Co., Ltd. (DMET) manufactures and sells automotive body parts. DMET boasts state-of-the-art, large-scale and automated facilities and top-class quality assurance. Leveraging these strengths, DMET uses presses to manufacture side panels, roofs, floors and other body parts for sale to local automakers. In fiscal 2007, DMET plans to augment its production capacity through productivity improvements and timely facility expansion.

Steel Industry Value Chain


Raw Materials
Steel-making
Processing, Distribution, Marketing
End Users
Coking coal
Exploration, Development, Production
Trading
Trading
Trading
Trading
Construction
2nd and 3rd
wholesalers,
processors,
distributors
Automobile
Steel makers
(Blast furnace
mills)
(J/V)
MDP, etc.
Majors
Machinery
Metal One
Corporation
Investment
Trading
Trading
Electric
appliances
Parts
manufacturers
Iron ore
& other
raw materials
Strategic
partnerships
Investment
Cans
Trading
Steel makers
(EAF mills)
Trading
Ships
Investment
Investment
Oil & Gas
Investment
Investment
Scrap steel
Trading
Trading
Finance

Ferrous Raw Materials Division



Jun Kinukawa
Division COO, Ferrous Raw Materials Division

The Ferrous Raw Materials Division develops and trades mineral resources. Our portfolio includes coking coal and iron ore, the main raw materials for iron making, thermal coal for power generation, raw materials for stainless steel such as nickel and chrome, and ferro-alloys. Besides these activities, we are engaged in R&D such as in respect of HIsmelt, a new smelting technology.

Demand for mineral resources is growing rapidly around the world. However, supplies remain tight because of the lead time required to ramp up production. The products handled by this division are positioned in strategic fields that are expected to grow continuously in the future. In light of this, we are actively pushing ahead with plans to increase production at overseas business subsidiaries. One of these businesses is coking coal, which is conducted by our investment vehicle MDP in Australia.

In fiscal 2006, world crude steel production exceeded 1.1 billion tonnes, reflecting the global economic recovery and booming steel demand. Above all, robust demand in China, which accounts for around 30% of the world's crude steel production, continued to drive growth in crude steel output from previous year. Growth in China's economy is the primary reason for tight worldwide supplies of ferrous raw materials. Capacity expansion that resulted in increased production eased this situation to some extent. Nevertheless, prices of ferrous raw materials remained strong throughout fiscal 2006 and are expected to remain at a high level in fiscal 2007.

Our operating environment is thus characterized by expectations for further growth. Under these favorable market circumstances, we will pursue a strategy for growth in existing businesses—coking coal and iron ore, the key earnings streams for this group. While executing this strategy, we will also identify new prime resource projects. These projects will ensure that this division can enjoy sustainable growth over the medium and long terms. We expect our activities in the mineral resources field to advance into countries and regions where doing business is more difficult. Risk management will be vital to success. While acting prudently, we intend to seek opportunities to participate in projects in such countries and regions by leveraging the knowledge and strengths built up in existing businesses. With regards to the trading of raw materials, our plan is to build a global sales network spearheaded by MC Resources Trade and Logistics. Engaged in the sales of coking coal and iron ore, this subsidiary was established with the aims of strengthening relations with, and providing better services for customers.



Mitsubishi Development Pty., Ltd.
MDP is a partner in the BM Alliance (BMA), a 50-50 coal mining joint venture with BHP Billiton. BMA is currently in the process of expanding production, with plans for annual capacity to be raised from 48 million tonnes to 58 million tonnes. This plan not only address tight supplies of coking coal in the short term, but also have forcast for medium-to long term supply-demand in mind. BMA's objective with this plan is to fulfill its responsibility to ensure a stable supply to customers worldwide as the world's largest coking coal exporter. The new capacity is scheduled to come on line before the end of 2006.



Iron Ore Company of Canada
Since 1992, MC has been participating in the Iron Ore Company of Canada (IOC), one of the largest iron ore company in North America. Currently our shareholding is 26.18%. Enjoying some of the world's purest iron ore products, IOC has annual production of approximately 16 million tonnes and boasts deposits that will allow it to continue production for at least another 30 years. IOC is developing plans for a phased expansion of its operations in an effort to surpass annual production of 20 million tonnes.

Developments in the Metallurgical Resources Field


PACIFIC METALS CO., L
(Japan)
Mozal
(Mozambique)
Asahan
(Indonesia)
BMA
(Australia)
Gresik
(Indonesia)
Hernic
(South Africa)
HIsmelt
(Australia)
Coal & Allied
(Australia)

Non-Ferrous Metals Division



Seiei Ono
Division COO,
Non-Ferrous Metals Division

This division makes investments to secure non-ferrous raw materials such as aluminum ingots, and copper ore, concentrates and ingots as well as lead and zinc ore. We are also engaged in the physical trading of non-ferrous metal ingots, including precious metals, and associated commodity futures and fund trading. Furthermore, we deal with non-ferrous products, chiefly aluminum and copper products, as well as photovoltaic products.

In fiscal 2006, net income of the Non-Ferrous Metals Division almost doubled year on year. This performance was supported by stable trading income from physical trading, commodity futures and the non-ferrous products business. Also contributing to this accomplishment were high earnings from consolidated subsidiaries and equity-method affiliates in copper, aluminum and other areas due to surging metal resource prices. Given that there is little likelihood of metal resource prices dropping sharply in the short term, we expect earnings from our investments in mineral resources to increase by a large amount in fiscal 2007.

In this environment, where metal resource prices are being held at a high level because markets are dominated by only a few players, it has become increasingly difficult to participate in prime resource projects. However, our policy is to continue actively investing in natural resources. We are determined to participate from the earliest stages in projects. An example of this is prospecting activities for bauxite in the Republic of Guinea. One of the cornerstones of our strategy is to build a framework capable of generating solid earnings even if there is a downward correction in metal resource prices. In our trading activities, our approach is to review our business domains and ensure that resources are prioritized within them, as well as to lay the stepping stones needed to achieve higher earnings.

One key theme in fiscal 2007 is to make further strides securing and increasing copper and aluminum resources to add to existing interests in the Escondida copper mine in Chile and the MOZAL aluminum smelter in Mozambique. Another is to reinforce functions involving supply chains of non-ferrous metals. Furthermore, we have established the Non-Ferrous Metal Business Development Unit to develop new fields, such as rare metals, beginning in fiscal 2007. Our focus will also be on fostering the people we need for successfully developing resource projects and enhancing our know-how in commodities trading with a focus on risk management.


Coking coal
Iron ore
Nickel, chrome
Copper
Aluminum
IOC
(Canada)
Antamina
(Peru)
Albras/Alunorte
(Brazil)
Escondida
(Chile)
Boyne
(Australia)
Nova Era Silicon
(Brazil)
CMH
(Chile)
Los Pelambres
(Chile)



Escondida Copper Mine in Chile
The Escondida copper mine in Chile is the world's largest, with current annual output of 1.3 million tonnes of copper contained. Production at the mine, in which MC has a 7% interest, began in 1989. In 2006, Escondida launched a project to produce 180,000 tonnes of copper cathodes per year from low grade ore using a bacterially assisted leaching process. This project not only uses natural resources effectively but also gives full consideration to the local environment. Illustrating this is the use of desalinated sea water.



MOZAL Aluminum Smelter in Mozambique
MC is participating with the government of Mozambique, Industrial Development Corporation of South Africa and BHP Billiton, one of the world's leading mineral resources companies, in the MOZAL aluminum smelter. MC has a 25% interest in this smelter, the largest ever project in Mozambique. Operating since 2000, MOZAL currently produces 560,000 tonnes of primary aluminum a year and accounts for about 15% of Mozambique's GDP. MC is also contributing to development of Mozambique in other ways. For example, we are promoting many regional programs, including the building of schools.

Machinery Group



MASAO MIYAMOTO
Executive Vice President
Group CEO, Machinery Group

HAJIME KATSUMURA
Executive Vice President
Group CO-CEO, Machinery Group

Group CEO's Message

Review of the "Hop" Period—Fiscal 2005 to Fiscal 2006

The Machinery Group has posted record earnings in each of the past three fiscal years. This run of recording-setting performances that began in fiscal 2004 reflects the progress we have made prioritizing resources and developing our functions and business models in various value chains. We have expanded business as a result.

Steady growth in earnings characterized fiscal 2006. Our ship-owning and operation business and automobile operations in Asia, core businesses of this group, continued to perform strongly. Earnings were also boosted by the tax-effect of writing off Iraq trade receivables. In other core businesses, plant exports in monetary terms set a record due to orders for large plants at power generation, transportation and oil & gas projects. Strong performances in machinery and equipment sold in large volumes and services businesses, such as rental and construction equipment, industrial machinery and elevators and escalators, along with real estate, also contributed to higher earnings.

The "Step" Period (Fiscal 2007 and Fiscal 2008) and the "Jump" Period (Fiscal 2009 and Fiscal 2010)

The Machinery Group serves an extremely diverse range of industries. To provide a faster and more accurate response to a changing economic environment, we reorganized the group in April 2006.

One action concerned the top-management team for the Machinery Group with the appointment of Executive Vice President Hajime Katsumura as Group CO-CEO. Mr. Katsumura will share responsibility for business activities of this group.

In terms of organizational reform, we consolidated three businesses—ship, transportation and aerospace—into one division. Our aim here is to optimize the organizational structure and grow earnings by capturing synergies among these businesses. Another move was to establish development and construction as a separate division on a business strategy level. In addition, the industrial machinery and rental and construction machinery businesses were integrated with the plant project division, which comprises heavy machinery, energy & chemical plants and other plants, to drive growth by creating new synergies.

These structural reforms are intended to strengthen the Machinery Group's core businesses during the "step" and "jump" periods.

One of this business group's strengths is creating new business models by refining functions in value chains. In this context, we are actively involved in on-site power generation; floating production, storage and offloading (FPSO) vessel and floating storage and offloading (FSO) vessel projects; and emission credit trading. Working with the New Business Initiative Group and other groups, we are also looking to develop a new finance business model.

During the "hop" period we nurtured new growth potential. In the "step" period, we will continue to enlarge this potential with the aim of creating new core businesses during the "jump" period. In tandem with this new growth focus, we will expand and strengthen existing core businesses. Together, this approach will ensure that we have a stable earnings base, one that is immune to trends in prices of natural resources.

Organizational Chart


Former Organization
New Organization
Power & Electrical Systems Division (6 BUs)
Plant Project Division (6 BUs)
Aerospace Division (6 BUs)
Project Development & Industrial Machinery Business Division (8 BUs)
Motor Vehicle Business Division (6 BUs)
Isuzu Business Division (2 BUs)
Business Units Directly Managed by the Group CEO (2 BUs)
Power & Electrical Systems Division (5 BUs)
Plant & Industrial Machinery Business Division (7 BUs)
Development & Construction Project Division (5 BUs)
Ship, Aerospace & Transportation Systems Division (8 BUs)
Motor Vehicle Business Division (5 BUs)
Isuzu Business Division (2 BUs)
Business Units Directly Managed by the Group CEO (2 BUs)

Machinery Group Gross Profit and Share of Total Gross Profit


(¥ billion)
(%)
200
150
100
50
0
40
30
20
10
0
03.3
04.3
05.3
06.3
Gross profit
Share of total gross profit

Machinery Group Total Assets and ROA


(¥ billion)
(%)
2,500
2,000
1,500
1,000
500
0
5
4
3
2
1
0
03.3
04.3
05.3
06.3
Total assets
ROA

Measures In Support of Sustainability


An HFC23 Decomposition Plant at Dongyue*
(Emission credit trading)


IKONOS (Earth imaging satellite business)


Japan Water Corp. operates and maintains water treatment plants


Kenya Human Development Center (Japanese Grant Aid Project)


AV equipment for a Turkish university (Japanese Grant Aid Project)


Tokai University Isehara Campus
(ESCO business)


Waste plastic recycling business


Bio Energy Corp.
Tokyo Super Ecotown

The Machinery Group is cooperating with other MC business groups in various businesses in support of a sustainable society. We are engaged in emission credit trading to help prevent global warming. Our on-site power generation business contributes to the transition to environmentally friendly energy. Our energy service company (ESCO) business targets energy savings. We have participted in a food waste to energy project at Tokyo Super Eco-town. A waste plastics recycling business helps reduce the consumption of resources. A private-sector water business, Japan Water Corporation, contributes to regional communities. And an imaging satellite (IKONOS) business helps protect the environment. What's more, this group conducts activities globally from a companywide perspective, participating in the spirit of international cooperation with Japanese Government Official Development Assistance (ODA) Grant Aid projects for developing countries, including school construction.

*Dongyue's plant is currently under construction. The plant pictured is of the same type as that being constructed.

Division COO Reports

Power & Electrical Systems Division



Yoshiaki Katayama
Division COO, Power and *Electrical Systems Division*

Plant exports remain strong due to continued robust demand for facilities in China, ASEAN nations, Europe, the Middle East and elsewhere in the world, contrasting with Japan, where electricity companies are still tending to curb capital expenditures. In the overseas IPP business, we reached an agreement with Hong Kong company CLP Holdings Limited (CLP) to cooperate in business activities in Thailand, Taiwan, the Philippines and other parts of Asia. OneEnergy Limited, a 50-50 joint venture with CLP, has already begun studying specific ways to expand business.

In fiscal 2007, we aim to expand transactions by strengthening our *sogo shosha* functions as we remain focused on trading of power plants for Japan and overseas, traditional activities of this division. Developing the overseas IPP business into a core business is an important goal for this division. That's why we will actively expand business centered on Asia, a region experiencing rapid growth in demand for electricity. The new business of on-site power generation in Japan is another field we are targeting. We are determined to develop a service business that capitalizes on the collective strengths of MC. One way is through cooperation with the Energy Business Group.



Morris Cogeneration Facility
In August 2005, Diamond Generating Corporation, a wholly owned MC subsidiary and private-sector power generation company in the U.S., acquired the operational 180-megawatt Morris Cogeneration Facility in Illinois, U.S. The Morris Cogeneration Facility supplies electricity and steam to a nearby chemicals plant and also sells excess power to the wholesale electricity market. This acquisition brought to 10 the number of generation assets owned by Diamond Generating.

Plant & Industrial Machinery Business Division



Seiji Shiraki
Division COO,
Plant & Industrial Machinery Business Division

In fiscal 2006, the Plant & Industrial Machinery Business Division turned in a strong performance. We benefited from rising capital expenditures worldwide, which were fueled by buoyant markets for natural resources such as oil and gas, coal and metals. The division recorded growth in orders for floating oil production and storage facilities, steel making equipment for China and South Korea, and mining machinery for coal and metal resource development. The industrial machinery sales and construction machinery rental business, another core business that was integrated in this division in April 2006, continued to expand on the back of strong capital expenditures in Japan. In the environmental field, a new domain for this division, prospects for securing a large quantity of certified emission reduction (CER) credits in China look bright.

In fiscal 2007, we plan to increase earnings in existing businesses through greater cooperation with other business groups in the fields of offshore energy development and metal resource development. Machinery and equipment sold in large volumes through sales subsidiaries is a pillar of earnings in this division. This business will focus on creating a foundation for continuous growth as the industry leader in the industrial machinery sales and construction machinery rental fields. Our approach is to strengthen the power and ability of strategic subsidiaries Mitsubishi Corporation Technos, MC Machinery Systems, Inc. and Nikken Corporation to create added value. Actions are also under way to develop the service functions and business model of this division horizontally so that they can be utilized in other regions and business fields. Besides key markets, including China, Brazil and India, where we have a proven track record, we will formulate and execute regional strategies for other emerging markets that match their unique market characteristics.



Hot Strip Mill
This division has delivered many plants to steel mills around the globe. With the world producing more than 1.0 billion tonnes of raw steel per year, and as major steel producing countries step up capital expenditures, the Plant & Industrial Machinery Business Division is actively engaged in trade of steel making equipment and plant in many countries. This equipment and plant features Japan's world-class cutting-edge technologies. Pictured is a hot strip mill, a type of plant for which we have received many orders in the past.

Development & Construction Project Division



Yoshikazu Nakanishi
Division COO,
Development & Construction Project Division

This division posted strong earnings for the second year running in a favorable operating environment. In our housing development business in the past fiscal year, we sold all units in a number of condominiums in the Tokyo metropolitan area, including Gotenyama and Shinonome. Just as important was that we completed our divestiture of non-core assets. Furthermore, our real estate securitization business steadily expanded operations, centered on commercial facilities.

We see this division as an innovator in revitalizing cities. In this capacity, we will continue to strengthen and refine our services and value chain. In the housing development business, we will steadily develop our condominium sales business and nurture the leasing business. Another strategy is to actively conduct business in the field of medical and welfare facilities, in addition to commercial facilities and distribution centers, through greater cooperation with interests inside and outside the company. To increase transactions and earnings from real estate, we aim to increase the assets of existing J-REITs and private equity funds as well as take public REITs with a particular focus on logistics-related facilities.



Tokyo Big Bay Distribution Center
MC has developed one of Japan's largest distribution centers with a total floor area of 51,837m^2 in Shinonome in Tokyo's Koto ward. In the spring of 2006, MC leased the whole facility to Sagawa Express Co., Ltd., one of Japan's leading couriers and freight transporters. The facility began operations as Tokyo Big Bay. MC is eyeing the listing of an industrial J-REIT focused on logistics facilities before the end of 2006, having already listed Japan Retail Fund Investment Corporation (JRF). To achieve this aim, MC is actively engaging in the development of logistics facilities to structure a portfolio of prime assets in this field.

Ship, Aerospace & Transportation Systems Division



Ken Kobayashi
Division COO, Ship, Aerospace & Transportation Systems Division

The Ship, Aerospace & Transportation Systems Division was newly established in April 2006 through the consolidation of the Ship Unit, Transportation Systems Unit and former Aerospace Division. In fiscal 2006, the former division recorded healthy earnings, particularly in the commercial aviation and defense fields, following on from the previous fiscal year. The newly added ship and transportation systems fields also posted a sharp rise in earnings on the back of buoyant markets. The newly formed division has thus been given the best possible start.

In both name and reality, this division is involved in business related to transportation in all areas covering land, sea, air and space. At the same time, we are engaged in a wide range of related businesses, including services using satellites and information security. The keyword for our operations in fiscal 2007 is "integration." Sharing our knowledge in finance businesses, namely aircraft leasing and ship finance, we will branch out into other businesses. We will also redouble efforts in defense, transportation and other existing businesses. Our goal is to lift the performance of this new division to an even higher level than that achieved in fiscal 2006 by its constituent parts.



Dubai Metro Fully Automated Rail System
In July 2005, a five-company consortium, comprising MC, Mitsubishi Heavy Industries, Ltd., Obayashi Corporation, Kajima Corporation and Turkey's Yapi Merkezi, were awarded an approximate ¥400.0 billion order, including an option, to build a fully automated railway system in Dubai, UAE, on a full turnkey basis. Consisting of about 70km of track, including an underground section of roughly 12km, the system will be the world's longest railway that operates without drivers. Full-scale construction of this driverless metro system has already begun following a groundbreaking ceremony held on March 21, 2006. The system is scheduled to be operational in September 2009.

Motor Vehicle Business Division



Kozo Shiraji
Division COO, Motor Vehicle Business Division

The Motor Vehicle Business Division is involved in sales, automobile finance and other businesses in Japan and overseas, centered on Mitsubishi Motors Corporation (MMC) and Mitsubishi Fuso Truck and Bus Corporation (MFTBC) vehicles. In fiscal 2006, we took steps to expand our automobile finance business in Europe and launched a sales company in Malaysia. In Japan, we signed a basic agreement with Diamond Lease Co., Ltd. and MMC to restructure domestic auto finance businesses. In these and other ways, we worked to put in place a sales and distribution framework for the future.

We will continue these efforts in fiscal 2007 in Asia, including ASEAN countries, and Europe, undeterred by concerns about the effect of a slowdown in the Indonesian auto market, an important strategic region for this division. Our goal is to add further value to our businesses in the automobile value chain. We will also actively support, through increased sales, the revitalization plan of MMC, which is now in its second year.





MMC and MFTBC

This division has been conducting business in the auto industry around the world for three decades. By strengthening relations with MMC and MFTBC to develop our value chain, we are determined to expand vehicle sales. Pictured are the *Outlander*, MMC's new SUV, which is already on sale in Japan but will be exported to Europe, the U.S. and elsewhere; and MFTBC's *Colt Diesel* (known as Canter in Japan), a small truck produced in Indonesia.

Isuzu Business Division



Morikazu Chokki
Division COO, Isuzu Business Division

This division is involved with the export of Isuzu-brand vehicles, as well as manufacturing, sales, auto finance and other businesses related to Isuzu vehicles overseas. In fiscal 2006, despite coming under intense competition from other companies, we posted growth in sales units enabling us to retain the number one share in sales of commercial vehicles in Thailand, a large motor vehicle market, for the 23rd straight year. Overseas sales of pickup trucks manufactured by a Thai joint venture with Isuzu Motors also performed well around the world, particularly in Asia, the Middle East, Europe and Latin America. A highlight of the year was the July 2005 launch of a sales company for medium-duty trucks in Mexico in another joint venture with Isuzu Motors. This company is conducting extensive sales activities.

Competition in Thailand is expected to intensify further. To maintain a high level of vehicle sales, production capacity is to be upgraded, and products and sales capabilities strengthened. The knowledge we have acquired in our Thai operations can be used in other regions. Our plan is to leverage this accumulated knowledge to good effect in expanding sales of Isuzu vehicles around the world. This approach will also entail building an even closer working relationship with Isuzu Motors.



Isuzu Motors de Mexico S.de R.L.

On July 8, 2005, MC and Isuzu Motors teamed up to establish Isuzu Motors de Mexico S.de R.L., capitalizing on the April 2005 signing of an economic partnership agreement (EPA) by Japan and Mexico. This joint venture imports and sells the Isuzu ELF, which commands a top market share in its class in Japan. Dedicated to "revolutionizing distribution and logistics in Mexico," Isuzu Motors de Mexico is actively endeavoring to expand sales.

Machinery Group Innovation-inspired Initiatives—Machinery New Business Initiative Unit



The Machinery New Business Initiative Unit is at the forefront of the Machinery Group's innovation drive. There are two main innovation themes.

The first concerns the production of biomass fuel, a new energy source. For this, we have formed a task force with four other business groups, Energy Business, Living Essentials, Chemicals and Metals. This task force is developing alternative fuels to coal, diesel fuel and gasoline and conducting feasibility studies. And at the Environment & Resource Research Center in Tsukuba, Ibaraki Prefecture, researchers are evaluating and analyzing biomass fuels as well as developing processing technologies that will add value to these fuels and thereby set them apart from products of other companies.

The second theme is the container security business. The focus of attention is on new technologies for checking the seals of marine container cargo. One of the aims of this research is to help combat terrorism. We plan to develop this business on a global basis in partnership with General Electric Company of the U.S. and Germany's Siemens AG.

The Machinery Group's IT Strategy—Strategic Solutions Business Unit


建設サイトシリーズ

The Machinery Group's initiatives in respect of IT are centered on the establishment of IT infrastructure and greater utilization to enable the group and business investees in Japan to respond better to customers and to raise productivity. The knowledge acquired in the course of these activities is converted into actual businesses.

The Strategic Solutions Business Unit, for example, conducts an application service provider (ASP) business for providing Internet-based commercial applications. The mainstay service at present is the Kensetsu-Site.com series. This series of sites provides business applications to general contractors and other construction firms in Japan. Since the launch of the series in 2000, services have been constantly upgraded with improvements made to the ease-of-use and functions. The site is now used by several thousand companies nationwide.

The Machinery Group's Regional Network

The Machinery Group conducts various business activities around the world. 242 staff from Japan work at regional subsidiaries and business investees in 37 countries. Taking advantage of a powerful network along with regionally initiated business opportunities, the group engages in automobile, IPP, plant, machinery sales, real estate and other core businesses on a global scale.



Overseas network
Secondees to regional subsidiaries
Staff on loan to business investees



MASAAKI SEITA
Executive Vice President
Group CEO, Chemicals Group

Group CEO Message

The Chemicals Group posted its fourth consecutive year of record earnings in the past fiscal year, the last of the "hop" period of MC's INNOVATION 2007 business plan. Net income was ¥19.6 billion.

Expansion in Asia, most notably China, and higher-than-expected prices for petrochemical products were a boon for this business group. Given these favorable conditions, we took the opportunity to consolidate our position to create a stable earnings base that can weather a change in our markets. We pushed ahead with vigorous actions to strengthen core businesses. These businesses include competitive petrochemicals operations in Saudi Arabia and methanol operations in Venezuela. Future growth fields were on our action list too. In the life sciences-related field, we started conducting a business involving molecular diagnostic reagents in the preventative medicine and diagnostics field.

In chemicals market, the demand-supply equation is expected to remain largely in balance until around 2008, when most of the planned petrochemical plant construction and expansions in the Middle East come online. However, oil prices remain high and there is excessive competition in the downstream sector. Given these dynamics, demand may fall and it may be difficult to pass feedstock prices on to end-product prices beginning in the second half of 2006. Due to the possibility of a correction, market conditions must be watched more closely.

Our response to this environment in the Commodity Chemicals Division is to further strengthen our capabilities as an "asset holding trader." In the Functional Chemicals Division, we will execute a "market-out (customer-oriented)" strategy rooted in our value chains and ability to respond to customers. These actions will drive growth in each division. In the Advanced Sciences & Technologies Division, we will promote activities in the health and wellness field. The main themes are health and safety in the food science field, and prevention and diagnosis in the life sciences field.

The Chemicals Group's business domains touch diverse industries. Our operations also have an extensive global reach. This makes it possible for us to variously expand business. In each of the fields where we are active, we are confident that we can convert "our trading ability" into earnings.

The success of our growth strategy also hinges on continuing to operate this business group in a way that encourages the participation of all employees. I fully intend to utilize and develop the skills of this group's employees, both in Japan and overseas, and at our offices and consolidated subsidiaries. I believe that retaining and nurturing people possessing both highly competitive skill sets and creativity, irrespective of age, nationality and gender, will make the group collectively more powerful.

There are increasing needs for MC's products and services. Being sensitive to these needs will drive our growth. I want the Chemicals Group to capitalize on these needs for the benefit of both MC and our customers.

Organizational Chart

Former Organization		New Organization
Commodity Chemicals Division (8 BUs)	→	Commodity Chemicals Division (9 BUs)
Functional Chemicals Division (9 BUs)	→	Functional Chemicals Division (9 BUs)
Advanced Sciences & Technologies Division (4 BUs)	→	Advanced Sciences & Technologies Division (4 BUs)
Business Units Directly Managed by the Group CEO (2 BUs)	→	Business Units Directly Managed by the Group CEO (2 BUs)

Chemicals Group Gross Profit and Share of Total Gross Profit


(¥ billion)
(%)
80
60
40
20
0
20
15
10
5
0
03.3
04.3
05.3
06.3
Gross profit
Share of total gross profit

Chemicals Group Total Assets and ROA


(¥ billion)
(%)
800
600
400
200
0
4
3
2
1
0
03.3
04.3
05.3
06.3
Total assets
ROA

The Chemicals Group's Overseas Business Investees



Manufacturing company

	Name	Main Business
①	AROMATICS MALAYSIA SDN. BHD.,	Manufacturing and marketing of benzene and paraxylene
②	PT.KALTIM PARNA INDUSTRI	Manufacturing of ammonia
③	P.T.CENTRAM	Manufacturing of carrageenan
④	P.T.SORINI TOWA BERLIAN CORPORINDO	Manufacturing and marketing of sugar alcohol
⑤	MC-TOWA INTERNATIONAL SWEETENERS	Manufacturing and marketing of sugar alcohol
⑥	DIA RESIBON (THAILAND) CO., LTD.	Manufacturing and marketing of grinding wheels
⑦	THAI CHEMICAL CORPORATION	Manufacturing of plasticizers, adhesives and formalin
⑧	SUN ACE KAKO (PTE) LTD.	Manufacturing of resin plastic additives
⑨	LIANYUNGANG ZHAOLING ABRASIVES CO., LTD.	Manufacturing of polishing agents
⑩	ENGRO ASAHI POLYMER & CHEMICALS LTD	Manufacturing and marketing of PVC
⑪	METANOL DE ORIENTE, METOR, S.A.,	Manufacturing and marketing of methanol
⑫	EXPORTADORA DE SAL, S.A. DE C.V.	Manufacturing and marketing of industrial salt
⑬	TOSOH HELLASE A.I.C.	Manufacturing of battery raw materials
⑭	MITENI S.P.A.	Manufacturing and marketing of fluorochemicals
⑮	ACLO COMPOUNDERS INC.	Manufacturing of plastic compounds
⑯	INOVATECH CORPORATION	Manufacturing of food additives
⑰	RIMTEC CORPORATION	Manufacturing of PVC compounds
⑱	ARISTECH ACRYLICS LIMITED LIABILITY COMPANY	Manufacturing and marketing of acrylic sheet and solid surfaces
⑲	AMFINE CHEMICAL CORPORATION	Manufacturing of stabilizers and additives for plastics
⑳	C&M FINE PACK INCORPORATED	Manufacturing of food packaging containers
㉑	F2 CHEMICALS LIMITED	Manufacturing of fluorinated compounds

Trading company

	Name	Main Business
①	MITSUBISHI INTERNATIONAL FOOD INGREDIENTS, INC.	Marketing of food additives
②	MCMET CHEMICAL, INC.	Marketing of methanol in the U.S.
③	MI CHLOR-ALKALI INC.	Marketing of caustic soda
④	MIC SPECIALITY CHEMICALS INC.	Marketing of specialty chemicals
⑤	MITSUBISHI INTERNATIONAL POLYMER TRADE CORPORATION	Wholesaling and marketing of synthetic resins

Investment company

	Name	Main Business
①	SHARQ (MC is an investor in Saudi Petroleum, the Japanese investment company for SHARQ)	Manufacturing of ethylene glycol and polyethylene
②	MC LIFE SCIENCE VENTURES, INC.	Corporate venture capital and business incubation

Division COO Reports

Commodity Chemicals Division



Takahisa Miyauchi
Division COO, Commodity Chemicals Division

This division trades in commodity chemicals in the petrochemicals, natural gas derivatives, chlor-alkali, inorganic chemicals and fertilizer fields. We also invest in areas related to these activities.

Worldwide demand in this sector is growing firmly, driven by growth in China and India. But at the same time the mature markets of Europe, the U.S. and Japan continue to account for a declining share of global demand.

This division has long focused on import and export activities matched to the needs of the chemicals industry in Japan. In recent years, though, overseas operations, including those of business investees, have grown to represent a larger slice of our business. Riding this momentum, we are expanding around the world. The Chemicals Group has a wide-ranging portfolio of products. Within this portfolio, the products of this division are regarded as commodities. Given that, historically, there are large market swings, it is vital that we trade and make business investments, underpinned by a high degree of specialization and ability to accurately "read" demand-supply dynamics. In this context, I believe that it is important to be directly involved in the ever-changing and increasingly complex world markets to improve our ability to spot changing market needs and trends.

This division has two fundamental policies: expand trading volume and improve the quality of trading. The expansion of volume is the starting point for widening the scope of our activities to ensure we have our finger on the market pulse. It's also an important element for improving quality.

The Commodity Chemicals Division is pursuing new development centered on core businesses, including petrochemical products from the Middle East, aromatics from Malaysia, methanol from Venezuela, ammonia produced in Indonesia and salt from Mexico. We are determined to raise our performance by pursuing this development.



Venezuelan Methanol Business
MC is a partner with Petróleos de Venezuela, SA (PDVSA), Mitsubishi Gas Chemical Company, Inc. and others in Metanol de Oriente, Metor, S.A. (METOR). METOR produces methanol from natural gas. MC is committed to strengthening this business so as to solidify its position as the foundation of MC's methanol trade.

Functional Chemicals Division



Shosuke Yasuda
Division COO, Functional Chemicals Division

In fiscal 2006, the final year of INNOVATION 2007's "hop" period, the Functional Chemicals Division worked to enhance its ability to respond to customers in the downstream sector. Various moves were made to this end. One was to promote integrated management centered on Mitsubishi Shoji Plastics Corp. in the packaging materials, automobile and logistics fields, and Mitsubishi Shoji Chemical Corp. in the coating materials field. Another move saw the establishment of MC Yamasan Polymers Co., Ltd. to strengthen functions in the office equipment field by integrating related companies. In the upstream sector of the value chain, SHARQ, a petrochemicals business in Saudi Arabia, decided to expand facilities. Work is progressing smoothly at this project.

In the "step" period of INNOVATION 2007, which started on April 1, 2006, we plan to enhance our position in midstream and downstream fields. Strategies include expanding business relating to packaging materials, automobile parts and mobile phone components and bolstering value chains in inorganic materials businesses such as superabrasives. Regarding the upstream sector, after the aforementioned expansion, SHARQ will be one of the world's largest businesses in its field as a single plant. Thus in upstream, midstream and downstream sectors, we believe that we will be well positioned to build a strong earnings base. Never complacent, all members of this division, including affiliates, are united in their determination to achieve our goals. Our watchwords will be reform and challenge.



Chinese Abrasives Business
Lianyungang Zhaoling Abrasives Co., Ltd., a joint venture with Showa Denko K.K. in Jiangsu, China, commenced full-scale commercial production in June 2006 of fused white alumina, a well-known polishing material, and cubic boron nitride (CBN) grains. Lianyungang Zhaoling Abrasives will strive to ensure a stable supply to markets as one of the largest manufacturing bases in Asia for abrasives, which are used in a wide range of fields, including the promising growth markets of automobiles, hard disks and bearings.

Advanced Sciences & Technologies Division



Jun Ikeda
Division COO,
Advanced Sciences & Technologies Division

The Advanced Sciences & Technologies Division is engaged in the incubation of new industries in growth fields on the periphery of the chemicals industry. It also develops, commercializes and makes viable businesses out of new technologies. Our goal in all of these activities is to tap market needs centered on chemicals.

This division is responding to increasing consumer awareness of safety, health and environmental issues. We are developing new products and services and commercializing R&D projects in growth fields such as bio-technology, diagnostics reagents, pharmaceuticals, food science, and healthcare. There were a number of highlights in fiscal 2006. Commercial production began at a low-calorie sweetener manufacturing company in Thailand and a custom manufacturer of fine chemicals in China. We launched a business related to genome diagnostic reagents. And we developed applications for nanomaterials and moved a business with an environmental theme closer to reality.

Our business domains have a strong technical orientation. And many of our business investees have manufacturing businesses. Given these special features of this division's operations, human resources figure heavily in our plans. Beyond the utilization of in-house employees, we are also using outside experts and hiring mid-career professionals.



Sweetener Manufacturing Begins in Thailand
MC investee MC-Towa International Sweeteners Co., Ltd. commenced commercial production in November 2005 of Maltitol, using Thai tapioca. This company will help drive expansion in the food science business as a manufacturing base for MC's sweetener sales.



Custom Manufacturing of Fine Chemicals in China
In December 2005, operations commenced at the factory of Liling Fine Chemicals Co., Ltd., a joint venture established with 36% investment from MC in October 2004. Located in Changshu in Jiangsu province, China, this company is custom manufacturing mainly fine chemicals at a multi-purpose organic synthesis plant.

Glossary

[Chlor-alkali]
The chlor-alkali business produces chlorine, caustic soda (sodium hydroxide) and hydrogen through the electrolysis of salt. Chlorine is used as a raw material for polyvinyl chloride, a material used to make pipes and wall paper, and for various chlorine-based chemicals. Caustic soda is used during the manufacture of paper and pulp, chemical fiber, alumina and many other products.

[Aromatics]
Aromatics are a fundamental material for industrial applications. Made mainly from naphtha, aromatics are also known as aromatic hydrocarbons. Including benzene, toluene and xylene, aromatics are widely used as a raw material in the manufacture of resins, fabrics, film and other products.

[Methanol]
Also called methyl alcohol, methanol is a type of alcohol. Made from natural gas, it is widely used as a base material for industrial applications, including in the manufacture of adhesives, formalin, and solid fuel.

[Fine Chemical]
Fine chemical is a general term used to describe various value-added chemical compounds manufactured in small quantities. Fine chemical products include pharmaceuticals, agrochemicals, cosmetic raw materials, coating materials, dyes and adhesives.

[Genome]
A word combining gene and chromosome, genome is used to describe all the genetic information of an organism. Genomes are found within an organism's cells and contain genetic information and information for controlling gene expression. In the life science field today, many researchers are looking to unravel the mysteries of life by decoding genomes, with the results expected to figure highly in medical breakthroughs and other areas.

[Maltitol]
A type of low-calorie sweetener made from starch, Maltitol is used as a sugar substitute in a broad range of products, including chewing gum, confectionery products and beverages.





TAKESHI INOUE
Senior Executive Vice President,
Group CEO, Living Essentials Group

Group CEO's Message

Business Group Strategy

The Living Essentials Group is rising to the challenge of creating consumer-centric business models. Our businesses, which center on the fields of clothing, food and housing, extend from the sourcing of raw materials to the consumer market.

The two-year period that ended in March 31, 2006, what we call the "hop" phase of MC's INNOVATION 2007 business plan, was characterized by intense competition fanned by a succession of major restructurings and consolidations in our target industries. We performed well during this period despite the competitive nature of our markets. Earnings growth at U.K.-based processed foods manufacturer Princes Limited and other MC Group companies as well as other factors lifted our earnings to ¥48.6 billion in fiscal 2006. Over the past two fiscal years our earnings have grown by ¥9.9 billion. During the "hop" period, we established Meidi-ya Corporation and made key investments in Life Corporation and other leading entities in the food wholesale and retail sectors.

We are encouraged by signs of an upturn in consumer spending in Japan. But there are also sea changes taking place in the structure of our markets, such as a natural decline in Japan's population for the first time. Furthermore, a number of other trends—diversifying and rapidly changing individual lifestyles, an increasing desire for healthy, comfortable lives, advances in digital markets and devices, and the entry in our markets of players from other industries and foreign corporations—are fueling competition on a more complex and broader scale.

Responding to the demands of customers and consumers with products that exceed their expectations will be vital to our ability to succeed. We are putting in place the framework to cater to these demands. From raw materials to products, we are further honing our product lineup and procurement capabilities—core competencies of a *sogo shosha*. And we are leveraging our global network and fostering closer collaboration with our more than 100 subsidiaries and affiliates around the world. We will respond to the cultures and preferences unique to the consumer markets of individual regions and countries, and build a "consumer-centric comprehensive service infrastructure," a platform to provide integrated functions for the increasing complexity of products and services.

Organization Reforms for New Strategy

Fiscal 2007 marks the 10th anniversary of the Living Essentials Group's formation. We decided to use this occasion to reorganize the group in April 2006 to build a structure able to meet the challenges of the next decade. This reorganization resulted in the establishment of the Retail Business Unit and Consumer Service Unit. The aim is to reinforce our retail strategy, strengthen activities in the services field and upgrade our marketing functions. In addition, the newly created Life Style Division signals our intention to target lifestyle-related fields in a cohesive manner based on a consumer-driven stance. These fields primarily relate to clothing and housing, but the Life Style Division will also coordinate its activities with units operating in food fields.

Under this new organizational structure, we will develop a well-balanced portfolio of businesses with a total coverage over various value chains, from raw materials, to products, to intermediary distribution through retail and the food service sector. We aim to be a group that creates a "living essentials industry" in which the public can place its full trust and confidence.

Organizational Chart

Former Organization		New Organization
Foods (Commodity) Division (8 BUs)	→	Foods (Commodity) Division (8 BUs)
Foods (Products) Division (8 BUs)	→	Foods (Products) Division (8 BUs)
Textiles Division (6 BUs)	→	Life Style Division (9 BUs)
General Merchandise Division (8 BUs)	→	Life Style Division (9 BUs)
Business Units Directly Managed by the Group CEO (2 BUs)	→	Business Units Directly Managed by the Group CEO (2 BUs)

Living Essentials Group Gross Profit and Share of Total Gross Profit


(¥ billion)
(%)
350
300
250
200
150
100
50
0
70
60
50
40
30
20
10
0
03.3
04.3
05.3
06.3
Gross profit
Share of total gross profit

Living Essentials Group Total Assets and ROA


(¥ billion)
(%)
2,000
1,500
1,000
500
0
4
3
2
1
0
03.3
04.3
05.3
06.3
Total assets
ROA

Organizational Reforms in the Living Essentials Group


Change in Market Dynamics
Increasing complexity of products and services
Food
• Safety and reliability
• Health consciousness
• High added value
• Regional characteristics
Greatercomplexity crossing traditional sector boundaries
Cloth-ing
Consumer Goods
Lifestyle
Hous-ing
New Living Essentials Group
Primary products
Raw materials and materials
Products
Intermediary distribution
Retail and food service sector
Trading
Investment
Alliance
Foods (Commodity) Division
Foods (Products) Division
Life Style Division
Retail Business Unit
Consumer Service Unit
Consumer-centric
Strengthen comprehensive service infrastructure
Product and procurement capabilities
Marketing and services
Retail strategy

Division COO Reports

Foods (Commodity) Division



Akira Fujii
Division COO,
Foods (Commodity) Division

Fiscal 2006 was defined by a major change in the structure of demand-supply for food commodities. One of the forces behind this changing landscape was the growing use around the world of agricultural produce, such as sugarcane and corn, as feedstock for alternative energy sources due to the high cost of crude oil. In this environment, we focused on providing safe, reliable food commodities accurately and with speed to our business partners. To do this, steps were taken to strengthen our overseas supply and processing bases. We also increased capacity at California Oils Corporation, a U.S.-based specialty vegetable oils manufacturer, and took other actions.

In Japan in fiscal 2007, we aim to reinforce the business foundations of MC Group raw materials processors. We will push ahead with a strategy designed to create broader, stronger value chains in Japan and abroad by leveraging our accumulated experience and expertise. And we will redouble efforts to enhance our ability to source products by expanding our global network. These actions will be taken as we actively target the Asian market, which is expected to continue to grow.


KFC

Kentucky Fried Chicken
Kentucky Fried Chicken (KFC) is a prime example of an MC business that serves its customers products that are a major focus of this division. Most of the chicken, ingredients and cooking oil come from this division's value chain. We are involved in chicken on many levels. Corn we import from the U.S. and elsewhere is the main component of chicken feed. And chickens raised at farms operated by MC interests are delivered to KFC outlets throughout Japan by our sales companies.

Foods (Products) Division



Koichi Narita
Division COO, Foods (Products) Division

In fiscal 2006, this division worked to upgrade products, logistics and other functions in response to a difficult operating environment in which deflation persisted as competition intensified in the food retail industry. In Japan, we purchased a 22.34% equity interest in Kadoya Sesame Mills Incorporated, and established MC Produce Co., Ltd., which buys and sells fresh fruit and vegetables. These and other moves were made to enhance our trading base. At the same time, we strengthened our operating base at group companies, including recent additions confectionery wholesaler San-Esu and food products and liquor wholesaler Meidi-ya Corporation. Overseas, year-on-year sales and earnings growth at U.K.-based processed foods manufacturer Princes contributed to a significantly better performance in this division.

In fiscal 2007, we plan to upgrade management of the group on a consolidated basis as we strengthen value chains that can quickly deliver the products and services customers and consumers demand. This approach targets entire value chains, from the sourcing of raw materials to consumption. And amid rising interest in food safety and reliability, we aim to ensure a stable supply of food products of consistent quality, a goal that includes the establishment of food traceability systems. To this end, we will continue to actively enhance our ability to source raw materials and products in Japan and overseas as well as our manufacturing capabilities.



Some of the original confectionery items developed by San-Esu.

San-Esu Inc.
San-Esu Inc., in addition to having a nationwide logistics system and merchandising capabilities, is engaged in the development of the kinds of products that only a wholesaler can create. San-Esu has already developed upwards of 500 original products. San-Esu is a confectionery industry value chain organizer, active in all sectors from upstream to downstream. The objective is to become a leading company in the confectionery wholesale industry with the capacity to meet all customers' needs.

Life Style Division



Masahide Yano
Division COO,
Life Style Division

The Life Style Division was established on April 1, 2006 by integrating the former Textiles Division and General Merchandise Division. This division handles various products ranging from apparel, shoes and furniture, to paper products, building materials and automobile-related products. We also handle a wide range of raw materials and materials, including paper raw materials, lumber, cement and optical fiber. In the clothing and housing fields, we use our unrivaled procurement ability to supply products that satisfy consumers. In regards to raw materials and materials, in addition to our traditional trading business, we are developing businesses in collaboration with pre-eminent partners around the world.

In fiscal 2006, we responded to a diversifying retail market by upgrading our supply chain management capabilities for SPAs (specialty store retailer of private label apparel). We also sold large volumes of cement and tires, for which demand continues to expand. In these and other ways, we maintained and enhanced our earnings power.

Consumer lifestyles continue to change and evolve. Determined to capitalize on this change, we aim to create new businesses in fields ranging from clothing and housing to paper- and automobile-related domains. An important theme in this drive is to further strengthen the functions and structures of this division and related MC Group companies.



Imported Housing Componets Business
MC is an investor in Tomoku Hus AB, a manufacturer of prefabricated wall components and windows for wooden houses. Located in Sweden, a country renowned for being environmentally advanced, Tomoku Hus has operations that are consistent with MC's environmental policy. Building products imported from this company are used in houses built by Sweden House Co., Ltd., a partner of Tomoku Hus and a leading supplier of imported houses in Japan. MC is responsible for the logistics of bringing these products to Japan.

Business Units Directly Managed by the Group CEO

Consumer Service Unit

The Consumer Service Unit is responsible for the development of next-generation fields. In this capacity, the unit develops consumer-linked platforms based on network and mobile communications infrastructure, supports IT-based retail platforms, and opens up new channels in growing markets through alliances with partners at the forefront of their fields. The unit aims to upgrade MC's value chain functions by developing marketing research and sales promotion businesses based on consumer behavior patterns, media solution business for facilitating better communication with consumers, and distribution solutions rooted in MC's extensive expertise in the logistics industry.

Retail Business Unit

The Retail Business Unit is positioned in the downstream sector of the Living Essential Group's value chain. Our business domain, therefore, is the consumer market. MC Group companies in this area include LAWSON, INC., Japan's second-largest convenience store company, and Life Corporation, a major food supermarket chain in Japan. A key theme in this unit is responding to changing population dynamics and consumer behavior. We are doing this by developing businesses in new fields and fields with long-term prospects.



LAWSON, INC.
LAWSON has a nationwide chain of convenience stores in all of Japan's 47 prefectures that responds to customer needs for convenience. Seizing on increasing consumer interest in health, LAWSON is opening a new format called NATURAL LAWSON, mainly in urban areas in the Kanto and Kansai regions. The main target of NATURAL LAWSON stores is women.



Hidetoshi Kamezaki
Senior Executive Vice President
Chief Regional Officer

CRO Message

My role as Chief Regional Officer (CRO) is to drive forward the medium- to long-term growth strategies laid out in INNOVATION 2007 from a regional perspective.

Essentially, this entails devising regional strategies for the company as a whole and then implementing concrete measures to achieve them. Regional strategies take into account many factors. These include the strategies of each business group formulated for individual businesses, the growth prospects in each country and region, and information from our extensive global network of more than 200 offices. The characteristics of markets and promising business domains in each region are also taken into consideration, as is the existence of business partners.

During INNOVATION 2007's "step" period, we will unfurl regional strategies from three angles: *market strategies, office strategies and global human resource initiatives.*

In terms of market strategies, we will step up activities in markets that are growing rapidly. China and India are two examples. Based on their sheer size and growth potential, we believe there is an urgent need to accelerate our activities in these two countries by deploying company-wide resources. We have thus positioned China and India as "Regions Designated for Corporate-wide Support." There are also other regions that we regard as new, promising markets from a medium- to long-term regional growth standpoint. We are determined to have a greater presence in these markets. These

MC's Global Network


Mitsubishi Corpc
(Tokyo Head Off
Office
Subsidiary

countries and regions are the Middle East, Brazil, Russia and the Ukraine, and Turkey. Designated as "Additional Regions Designated for Corporate-wide Support," these are markets where individual business groups may lack the human and other management resources for conducting viable activities. By reallocating resources from a company-wide standpoint, we will drive the development of business in these countries and regions.

Regarding our office strategies, our approach is to strengthen the roles and functions of offices so they contribute to improved management of the MC Group. Office heads have a clearly defined mission: to raise the corporate value of the MC Group in their respective regions. This mission will be accomplished by collaborating with spin-offs, joint ventures and business investees in their respective regions. We want to proactively identify customer needs as the basis for the provision of best-fit solutions. Furthermore, through the office management cycle, the functions expected of each office will be closely monitored and upgraded more than in the past.

Office-initiated business opportunities—that is, 'regional innovation'—are the very lifeline of MC. In April 2006, we established offices in Mongolia, Romania and Serbia. This is part of ongoing efforts to expand our global office network so as to ensure that we have a presence in regions with new growth prospects.

The development of human resources on a global basis is the third aspect of our regional strategies. We established the HRD (Human Resources Development) Center in April 2006 to coordinate efforts in this regard with the nurturing and strengthening of human resources at MC's Head Office. This center is spearheading actions to retain, nurture and utilize the people needed to support the activities of offices, as well as spin-offs, joint ventures and business investees.



Regional Strategies Under INNOVATION 2007

Market Strategy

- Regions Designated for Corporate-wide Support China and India

- Additional Regions Designated for Corporate-wide Support Middle East, Brazil, Russia and the Ukraine, and Turkey

Office Strategies

- Clearly define mission of each office head
- Strengthen functions of offices

- Develop and expand office network

Global Human Resource Initiatives

- Promote initiatives to develop human resources globally

Regions Designated for Corporate-wide Support

China

China is having an increasing influence on the global economy as it sustains rapid economic expansion. This growth is expected to continue, making China an extremely important market for us. MC has a nation-wide office network in 14 cities in mainland China, from which we export and import products spanning numerous fields, including chemicals, machinery, food and textiles. We also trade within China. In addition, we have investments and operate businesses in a broad range of fields, ranging from businesses that manufacture automotive engines, cement and apple juice to IT and logistics operations. To give impetus to our medium- to long-term growth strategies for China, in April 2005 we appointed a Regional Officer for China and established the China Business Development Office. This officer and office are at the center of a concerted drive to strengthen company-wide business activities in the country. China has announced its 11th five-year plan, which covers the period from 2006 to 2010. This plan emphasizes areas such as energy and resource conservation, environmental protection, and restructuring the economy so that China's growth is driven by consumption rather than exports and investments. Our priority will be to develop new businesses targeting the key policy areas of this plan.


Shanghai, China


Mumbai, India

India

Fiscal 2006 was a year during which India reaffirmed its global status as a promising market. India received visits from various heads of state, most notably Japanese Prime Minister Koizumi and U.S. President Bush, and its "India Everywhere" campaign had a high profile at the Annual Meeting of the World Economic Forum in Davos, Switzerland. MC has seven offices in cities throughout India from which we import and export diverse products such as chemicals, machinery and metals. We also carry out domestic trade from these offices. We have business investments in many fields, including cold storage and synthetic fibers. To strengthen activities in this country, we established the India Taskforce. This taskforce is at the forefront of efforts to target business domains and speed up new collaborative projects with leading local companies. We are intent on expanding business in fields with particularly strong growth prospects. These include the infrastructure, petrochemicals and motorcycle and auto industries.

Additional Regions Designated for Corporate-wide Support

The Middle East

The Middle East continues to experience remarkable economic growth due to a massive inflow of capital as prices of oil and gas soar. There has long been a need to expand and upgrade infrastructure in the region as its population increases. But this need is being felt even more keenly due to recent economic growth. At the same time, markets are increasingly opening up in the region, a trend that is being driven by such developments as the accession of countries to the World Trade Organization (WTO). In light of these circumstances, we are broadening our sights in the region. We have traditionally been strong in energy, machinery, and chemicals in the Middle East. Now we plan such measures as moves into downstream fields in line with expansion of regional consumer markets.



Dubai, UAE

The Russian Federation and the Ukraine

Russia, which is reinventing itself under the powerful leadership of President Vladimir Putin, and the Ukraine, which is now a democracy following the Orange Revolution at the end of 2004, are both attracting interest as countries with high growth prospects due to their abundant natural resources. Russia, in particular, is witnessing firm growth in both exports and domestic consumption against a backdrop of soaring natural resource prices. MC is strengthening business activities mainly in the energy and metallurgical resources fields and consumer fields, such as automobiles.



Moscow, Russia

Brazil

Supported by strong exports of natural resources, Brazil, one of the four BRICs nations, is expected to experience continued economic growth. MC has been active for many years in businesses in the country that supply mineral resources, energy and food commodities. But we are now also stepping up activities in new resource-related businesses, one of which is renewable energy. Another focus in Brazil is regionally based businesses, including IT businesses targeting the domestic market.



Sao Paulo, Brazil

Turkey

Turkey's economy is growing at a rate of more than 5% per year due to growth in exports of automobiles, home appliances and other products to the EU. The country is also attracting increasing inflows of foreign investment. Capital expenditures are growing as inflation subsides, domestic demand expands and the country restores its credit ratings. Our approach in this market is to strengthen ties with leading local corporate groups as we seek to seize business opportunities targeting EU-bound exports and domestic infrastructure projects.



Istanbul, Turkey

Corporate Governance and Internal Control

MC's Corporate Governance



Mikio Sasaki
Chairman of the Board

As chairman of the Board of Directors, I would like to report to stakeholders on the status of measures regarding corporate governance at MC.

The Board of Directors recognizes that increasing MC's corporate value based on the Three Corporate Principles, which embody MC's corporate philosophy, is vital for meeting the expectations of all stakeholders, including shareholders. Accordingly, we are working to strengthen corporate governance so as to ensure that management is sound and efficient and even more transparent.

Over the past several years, MC has taken a number of proactive steps to enhance the oversight function of the Board of Directors. This has included adopting an executive officer system, strengthening the role of corporate auditors, and putting in place a more robust system of checks and balances that brings in an external perspective through MC's Governance Committee and International Advisory Committee.

I believe that corporate governance is an important matter that serves as a cornerstone for a company's day-to-day operations. It is also an important element for giving form to a company's culture. This isn't created overnight. I also believe that the mission and role required of a company change as times change. For these reasons, I believe that any governance system must be constantly strengthened and reviewed. It is an ongoing process of improvement. The enforcement of the Company Law in Japan in May 2006 underscores the fact that the corporate operating environment will continue to change. Regardless, we are committed to advancing and strengthening our corporate governance system as we endeavor to live up to stakeholders' expectations.

Members of the Board (As of July 1, 2006)



[5] [3] [2] [1] [4] [6] [7]

Mikio Sasaki (1)
2004 *to present*
Chairman of the Board
1960 Joined Mitsubishi Corporation

Yorihiko Kojima* (2)
2004 *to present*
President, Chief Executive Officer
1965 Joined Mitsubishi Corporation

Takeru Ishibashi* (3)
2006 Senior Assistant to the President, Chief Compliance Officer, Chief Information Officer
2004 *to present,*
Senior Executive Vice President
1964 Joined Mitsubishi Corporation

Yukio Ueno*(4)
2005 *to present*
Senior Executive Vice President, Regional CEO for Kansai Block
2004 *to present*
General Manager, Kansai Branch
1968 Joined Mitsubishi Corporation

Hidetoshi Kamezaki*(5)
2006 Corporate Functional Officer (Corporate Strategy & Research, Corporate Communications, Corporate Real Estate Planning, CRO), Corporate Planning, Chief Information Security Officer
2005 *to present*
Senior Executive Vice President
Corporate Functional Officer (Corporate Planning, Corporate Communications, Corporate Real Estate Planning, CRO), Chief Information Security Officer
2004 *to present*
Corporate Functional Officer
2002 *to present*
Chief Regional Officer
1966 Joined Mitsubishi Corporation

Takeshi Inoue*(6)
2006 Senior Executive Vice President
2003 *to present*
Group CEO, Living Essentials Group
1970 Joined Mitsubishi Corporation

Ichiro Mizuno*(7)
2006 Senior Executive Vice President
2003 *to present*
Chief Financial Officer
1966 Joined Mitsubishi Corporation

Masao Miyamoto*(8)
2005 *to present*
Group CEO, Machinery Group
2003 *to present*
Executive Vice President
1966 Joined Mitsubishi Corporation

Hisanori Yoshimura*(9)
2005 *to present*
Group CEO, Energy Business Group
2003 *to present*
Executive Vice President
1968 Joined Mitsubishi Corporation

Haruo Matsumoto*(10)
2004 *to present*
Executive Vice President, Group CEO, New Business Initiative Group
1967 Joined Mitsubishi Corporation

Yoshikuni Kanai*(11)
2005 *to present*
Executive Vice President, Regional CEO for Chubu Block, General Manager, Nagoya Branch
1968 Joined Mitsubishi Corporation

Hajime Katsumura*(12)
2006 Group CO-CEO, Machinery Group
2005 *to present*
Executive Vice President
1969 Joined Mitsubishi Corporation

Mutsumi Kotsuka*(13)
2005 *to present*
Executive Vice President, Group CEO, Metals Group
1969 Joined Mitsubishi Corporation

Masaaki Seita*(14)
2006 Executive Vice President, Group CEO, Chemicals Group
1970 Joined Mitsubishi Corporation



[8] [9] [10] [11] [13] [14] [12]



[17] [15] [16] [18]

Takashi Nishioka(15)**
2003 *to present*
Chairman, Mitsubishi Heavy Industries, Ltd.
Member of the Board, Mitsubishi Corporation
1959 Joined Shin Mitsubishi Heavy-Industries, Ltd.

Ichiro Taniguchi(16)**
2006 Executive Corporate Advisor, Mitsubishi Electric Corporation
1998 *to present*
Member of the Board, Mitsubishi Corporation
1959 Joined Mitsubishi Electric Corporation

Tatsuo Arima(17)**
2001 *to present*
Member of the Board, Mitsubishi Corporation
1998 *to present*
The Special Envoy of the Government of Japan
1997 Retired from the Ministry of Foreign Affairs,
to present
Councilor for the Ministry of Foreign Affairs, Ambassador
1962 Joined the Ministry of Foreign Affairs

Tomio Tsutsumi(18)**
2004 *to present*
Member of the Board, Mitsubishi Corporation
1996 Retired from the Ministry of International Trade and Industry
1962 Joined the Ministry of International Trade and Industry

Company names and titles indicated are as of specified years.

* Indicates a representative director.
** Indicates an outside director as provided for in Article 2-15 of the Corporate Law.

Corporate Governance Framework


General Meeting of Shareholders
Determination of Remuneration Parameters
Determination of Remuneration Parameters
Appointment / Dismissal
Request
Advice
Board of Directors
Audit
Corporate Auditors (Board of Corporate Auditors)
Report
Independent Auditors
Governance Committee
International Advisory Committee
Appointment and Oversight
Submit Important Matters and Report on Execution of Operations
Audit
Report
Accounting Audit
Executive Organization

Refer to page 67.

MC is aiming for sustained growth over the medium and long term, and strengthening the management system is an ongoing theme to this end. Under INNOVATION 2007, our medium-term management plan, the continuous strengthening of corporate governance and the refinement of our internal control system are key management issues for MC.

Management believes that more importance should be placed on strengthening the existing system rather than merely adhering to a new system or structure per se. Based on this belief, while maintaining a Corporate Auditor System, in addition to mandatory organizations and governance systems, we are improving and strengthening our corporate governance in various ways. Actions include appointing outside directors, introducing the executive officer system and setting up advisory committees.

MC's Board of Directors has 18 members, 4 of whom are outside directors. As a rule, the Board convenes once a month and is responsible for making decisions concerning important management issues and overseeing business execution. In 2001, the adoption of an executive officer system clarified the separation of the roles and responsibilities of directors and executive officers. Furthermore, in 2004, the term of directors was reduced from two years to one year to provide greater flexibility in determining the composition of the Board of Directors. Moreover, at the Ordinary General Meeting of Shareholders for fiscal 2006, a change was made to the Articles of Incorporation to allow the Board of Directors to approve resolutions in writing from the perspective of facilitating flexibility in how the Board operates. And, so as to encourage outside directors and outside corporate auditors to fulfill the role expected of them, MC has concluded agreements with these directors and corporate auditors that limit their liability for damages.

MC in 2001 established the Governance Committee and International Advisory Committee, which are made up of some outside directors and other respected individuals from outside the company as well as MC's chairman, president and other directors. These advisory bodies were established to offer various advice to the Board of Directors from a third-party perspective with regard to MC's corporate governance and important subjects concerned with operating in an international business environment. The Governance Committee at its April 2006 meeting discussed important issues relating to corporate governance in fiscal 2006, including MC's stance on hostile takeovers, a basic policy for the establishment of an internal control system, proposals for partial changes to the Articles of Incorporation and a review of the executive officer remuneration system. The valued opinions of the members of this committee were reflected in deliberations at Board of Directors meetings and in proposals to the Ordinary General Meeting of Shareholders in 2006 (Please refer to page 67 for an outline of MC's internal control system).

Since the introduction of the executive officer system, MC has instituted a system that strengthens the link between directors' and corporate auditors' remuneration and business results. MC grants stock options as a medium- to long-term incentive from the perspective of aligning the interests of directors and corporate auditors with those of shareholders.

The five corporate auditors, including three outside corporate auditors, utilize staff members of the Corporate Auditors' Office, which is under their direct control, in conducting their audits. At the same time, the corporate auditors attend meetings of the Board of Directors and other important meetings and hold discussions with internal departments, including important offices in Japan and overseas, as well as visit main subsidiaries that are important from the perspective of Group management to conduct audits. Regarding internal audits, the Internal Audit Dept. conducts audits of MC, regional subsidiaries and affiliated companies from a company-wide perspective. In addition, each business group has established its own internal audit organization, under which audits are carried out on a consolidated basis. The results of audits by the Internal Audit Dept. are reported regularly to the Board of Directors.

Directors' and Corporate Auditors' Remuneration

Title	No. of People	FY06 Payments (¥ million)	Remarks
Directors	20	842	1. As of March 31, 2006, there were 17 directors and 5 corporate auditors. "No. of People" includes the three directors who left office on June 24, 2005. 2. The remuneration of directors and corporate auditors is limited to a maximum of ¥90 million and ¥9 million per month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989. 3. Retirement bonuses (excluding executive pension) paid to the directors who retired for fiscal 2006 were ¥406 million. Furthermore, the total amounts paid as executive pension in fiscal 2006 were ¥278 million and ¥11 million to directors and corporate auditors, respectively. These amounts are not included in "FY06 Payments." 4. The company paid bonuses to directors of ¥155 million. This amount is not included in "FY06 Payments."
Corporate Auditors	5	88	
Total	**25**	**930**	

(Amounts have been rounded down to the nearest ¥1 million.)

Note: The upper limit of remuneration for directors and corporate auditors was raised to ¥120 million and ¥12 million per month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 27, 2006.

Corporate Auditors (As of July 1, 2006)



[4] [2] [1] [5] [3]

Yuzo Shinkai [1]
2001 *to present*
Senior Corporate Auditor, Mitsubishi Corporation
1962 Joined Mitsubishi Corporation

Shigemitsu Miki* [2]
2006 Chairman of the Board, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2004 *to present*
Corporate Auditor, Mitsubishi Corporation
1958 Joined The Mitsubishi Bank, Ltd.

Koukei Higuchi* [3]
2004 *to present*
Counsellor, Tokio Marine & Nichido Fire Insurance Co., Ltd.
1998 *to present*
Corporate Auditor, Mitsubishi Corporation
1960 Joined The Tokio Marine and Fire Insurance Company, Limited

Shigeru Nakajima* [4]
2004 *to present*
Corporate Auditor, Mitsubishi Corporation
1984 Admitted to the Japan Patent Attorneys Association
1983 Founded Nakajima Transactional Law Office
1979 Admitted to the Japan Bar

Kiyoshi Fujimura [5]
2003 *to present*
Corporate Auditor, Mitsubishi Corporation
1972 Joined Mitsubishi Corporation

Company names and titles indicated are as of specified years.
**Indicates an outside corporate auditor as provided for in Article 2-16 of the Corporate Law.*

Message From the Senior Corporate Auditor

Yuzo Shinkai, Senior Corporate Auditor

MC has five corporate auditors, three of whom are from outside the company. Our responsibility is to conduct audits of the company, acting on behalf of shareholders. As corporate auditors, we constantly strive to accurately assess and respond appropriately in a timely manner to the company's circumstances by keeping channels of communication open not just with directors but also with persons responsible for applicable departments. Furthermore, through close cooperation with corporate auditors of main subsidiaries and others as well as MC's independent auditors and Internal Audit Dept., we are mindful of ensuring the proper conduct of business as a corporate group. Moreover, we give due consideration to ensuring the independence of the five specialist personnel who assist us with the performance of our duties and that a system is in place whereby persons responsible for departments report certain matters immediately to us.

As corporate auditors, we are committed to faithfully performing our duties in an effort to contribute to higher corporate value at MC.

Message From Outside Corporate Auditor

Shigeru Nakajima, Corporate Auditor

I came to MC after a long career in corporate law. I was honored to be elected as an outside corporate auditor in 2004. I have enthusiastically performed my duties based on an awareness that I can contribute from the inside to a company I previously looked at only from the outside.

I have close working relationships with the senior corporate auditor, other corporate auditors, directors and independent auditors and have the opportunity to meet with the president on a regular basis. I also actively take part in the MCA Meeting, a forum for exchanging information with corporate auditors of MC Group companies.

Based on the insight that this information gathering process affords me, I use my attendance at Board of Directors meetings to ask directors to take a closer look at certain points or recommend further discussion. I am full of determination to play my part, however small, in helping to raise MC's level of trust in society.

Internal Control System

MC is building and operating an internal control system, as discussed below, so as to ensure that business activities are conducted properly and in conformity with laws and its Articles of Incorporation. Efforts are ongoing to reform and improve this system.

Efficient Business Execution

The president delineates basic management policies and sets specific management goals. At the same time, the president formulates management plans and regularly follows up on progress in achieving targets efficiently.

The organization is realigned and resources deployed as necessary so as to achieve management targets in the most efficient manner possible. Furthermore, the organizational chain of command is clearly laid out and authority delegated to managers and their staff of organizational bodies to the extent necessary to accomplish targets. These people are required to submit reports regularly.

Compliance

Compliance, which is defined as acting in compliance with laws, regulations and in conformity with social norms, is regarded as a matter of the highest priority in conducting business activities. MC has formulated internal regulations, including a corporate philosophy, as well as a Code of Conduct, which specifies matters all officers and employees must pay particular attention to in relation to compliance. Efforts are made to ensure that all officers and employees are familiar with these internal regulations and the Code of Conduct.

To promote compliance, MC has established a cross-organizational framework headed by the Chief Compliance Officer. Under this framework, MC also established an internal whistleblower system, is working to identify compliance problems and share information, and takes preventive and corrective measures such as offering relevant training.

Internal Control Framework


Corporate Governance Framework
[Executive Organization]
President and CEO
Executive Committee
Main Internal Control-related Committees
Portfolio Management Committee
Compliance Committee
Disclosure Committee
ISMS Committee
Cooperation with corporate auditors and independent auditors
Internal Audit Dept.
Business Activity Audit
Six Business Groups
Audit Organizations of Business Groups and Offices
• Divisions/BUs
• Domestic and Overseas Offices
• Subsidiaries and Affiliates
Corporate Staff Section
Establish and inform about internal control-related systems and strategies

Refer to page 64

Risk Management

Regarding risks associated with business activities, MC has designated categories of risk and has established departments responsible for each category. MC also has in place policies, systems and procedures for managing risk. Furthermore, MC responds to new risks by immediately designating a responsible department to manage such risks.

In regards to individual projects, the person responsible for the applicable department makes decisions within the scope of its authority after analyzing and assessing the risk-return profile of each project in accordance with companywide policies and procedures. Projects are executed and managed on an individual basis in accordance with this approach.

In addition to managing risk on an individual project basis, MC assesses risk for the company as a whole with respect to risks that are capable of being monitored quantitatively and manages these risks properly, making reassessments as necessary.

Financial Reporting

To ensure the proper and timely disclosure of financial statements, MC has appointed personnel responsible for financial reporting and prepares financial statements in conformity with legal requirements and accounting standards. These financial statements are released after being discussed and confirmed by the Disclosure Committee. Furthermore, to further enhance the credibility of financial reporting, work is under way to document, evaluate and improve processes for the preparation of financial statements with the goal of meeting the requirements of the U.S.' Sarbanes-Oxley Act of 2002.

Management and Storage of Information

Regarding information related to business activities, personnel responsible for managing business activities classify information individually in accordance with its degree of importance. These individuals also instruct users on the handling of this information. The aim is to ensure information security while promoting efficient administrative processing and the sharing of information.

Responsible personnel store for a predetermined period documents that must be stored by law and information that the company specifies as important in terms of internal management. For all other information, responsible personnel determine the necessity and period for storage of information and store such information accordingly.

Ensuring Proper Business in Group Management

MC specifies a responsible department for the oversight of each subsidiary and affiliate and quantitatively monitors business performance, management efficiency and other operational aspects of each company every year. Efforts are also made to monitor qualitative issues such as compliance and risk management.

MC demonstrates its commitment to making improvements to subsidiaries and affiliates by sending directors to sit on their boards, signing Shareholders agreements, exercising its voting rights and in other ways. These actions are taken to raise the corporate value of MC on a consolidated basis.

Internal Auditing

Each organization takes responsibility for reviewing and improving its business activities on a regular basis. In addition, to more objectively review and evaluate the business activities of each organization, MC conducts regular audits through an internal audit organization.

Corporate Auditors

Corporate auditors attend and express opinions at meetings of the Board of Directors and other important management meetings. In addition, corporate auditors gather information and conduct surveys, keeping channels of communication open with directors, employees and others who cooperate with these efforts.

If there is a risk of a certain level of financial loss or a major problem, the person responsible for the department concerned is required to immediately report to the corporate auditors in accordance with predetermined standards and procedures.

To raise the effectiveness of audits conducted by corporate auditors, personnel are appointed to assist corporate auditors in carrying out their duties. Mindful of the need for independence, the opinions of corporate auditors are respected and other factors taken into consideration when evaluating and selecting people to assist them.

Compliance Framework



Takeru Ishibashi
Senior Assistant to the President, Chief Compliance Officer

MC has long engaged in creating a framework to ensure that it continues to conduct business activities that are legal and fair. The cornerstones of this longstanding company-wide commitment are the Three Corporate Principles and the Corporate Standards of Conduct. Year after year, society is requiring companies to raise their standards of compliance. Amid this trend, MC in September 2000 formulated its Code of Conduct and established the post of Compliance Officer. These and other actions have been taken to ensure legal compliance by each and every employee, as well as to instill an awareness of proper conduct that reflects social norms. In April 2003, the Code of Conduct was revised, and all officers and employees of Mitsubishi Corporation, the parent company, were required to sign a written oath of adherence to this Code. Effective from this year, we have decided to require such an oath from all officers and employees every year as part of ongoing actions to upgrade and reinforce the compliance system.

We believe that it is important to promote compliance on a consolidated basis, not just at the parent company. That's why we have stepped up actions to put in place a compliance system at our subsidiaries and affiliated companies around the world that meets the same high standards as at MC itself. One specific measure in this regard is a suggestion box system that was established in February 2005 at the outside legal counsel for the MC Group. The system is used by officers and employees of subsidiaries in Japan. This move is an extension of suggestion boxes established in November 2001 inside MC and at outside legal counsel, as part of an internal whistleblower system.

As an important strategy for raising value on a consolidated basis, we will continue to upgrade and reinforce compliance initiatives that are effective in instilling awareness of compliance issues in each and every employee, including employees of MC's subsidiaries and affiliated companies.

Compliance Framework


President and CEO
Group CEO
CEO for Domestic Block
Regional CEO
Direct and Supervise
Chief Compliance Officer
Group Compliance Officer
Domestic Regional Compliance Officer
Overseas Region Compliance Officer
Second Report
Compliance Committee
Administrative Office:
Legal Dept. Compliance Administration Office
(Compliance Mail Box and Hotline)
Second Report
Second Report
Outside Counsel
(Compliance Mail Box and Hotline)
Internal Audit Dept.
(Compliance Mail Box and Hotline)
Manager
Report and Consult
Report and Consult
Report and Consult
Report and Consult
Report and Consult
Employees

Corporate Social Responsibility (CSR)

A dramatic expansion of corporate activities through increasing globalization has increased the impact of these actives on society. This trend has led to heightened interest in corporate social responsibility (CSR). Companies must now ensure they also make meaningful contributions to society as they pursue profits.

Since its foundation, MC has acted in accordance with the Three Corporate Principles (Corporate Responsibility to Society, Integrity and Fairness, and International Understanding through Trade). Embodying our corporate philosophy, these principles advocate the creation of businesses that match the times as well as symbiotic relationships with society and the natural environment. We therefore strive to conduct our business activities in a way that fulfills our social responsibilities with respect to people, society and the environment.

CSR Initiatives

At MC, the Environmental & Social Responsibility Committee, which is chaired by Senior Executive Vice President Hidetoshi Kamezaki, is responsible for important matters related to CSR, including environmental issues and social contribution activities. Meanwhile, the CSR Task Force examines important initiatives with respect to CSR, such as employee education, identification of CSR problems at MC and information disclosure. The task force also facilitates the sharing of information among related internal divisions. Established in 2003, this task force is a subordinate body to the Environmental & Social Responsibility Committee. To inform the public about its CSR initiatives, MC publishes a Sustainability Report and discloses information on its website. MC has earned a solid reputation for its CSR initiatives and transparency in the disclosure of information. Underscoring this is MC's inclusion in various socially responsible investment (SRI) indices. These include FTSE4Good, an SRI compiled by FTSE; the Dow Jones Sustainability World Indexes (DJSI World); and the Morningstar Socially Responsible Investment Index (MS-SRI).

FTSE4Good Index Series

Environmental Management Organizational Structure



President and CEO
Corporate Functional Officer (in charge of Environmental & Social Responsibility)
Environmental & Social Responsibility Committee
Environmental Audit Manage
Chief Environmental Manager
Environmental & Social Responsibility Office (EMS Task Force)
Group and Domestic Block Environmental & Social Responsibility Manager
Group and Domestic Block Environmental Officer
Dept. Environmental Manager
Dept. Environmental Officer

CSR Framework



Environmental & Social Responsibility Committee (headed by Vice President)
CSR Task Force (headed by Environmental & Social Responsibility Office)
Business Groups (New Business Initiative, Energy Business, Metals, Machinery, Chemicals and Living Essentials)
Corporate Planning Dept.
Corporate Real Estate Planning Dept.
General Affairs Dept.
Personnel Dept.
Legal Dept.
Regional Strategy & Coordination Dept.
Treasurer Office
Controller Office
Investor Relations Office



Friendship Camp for Mothers and Children



Coral Reef Conservation Project



Overseas Regional Contributions Program (Tree planting with local elementary school students in Beijing)

Responding to Global Environmental Issues

MC recognizes global environmental issues as an extremely important issue in the conduct of its corporate activities. In 1996, MC formulated an Environmental Charter, which embraces the fundamental philosophy that an enterprise cannot continue to prosper without consideration for its environmental performance. In line with this philosophy, we are actively tackling environmental issues. We base our environmental management on ISO 14001, regarding this international standard to be an important means for providing an adequate response to environmental issues. From both an environmental and economic perspective, we're also engaged in businesses with environmental themes, such as global warming, new energy sources and recycling, toward the realization of a sustainable society.

Social Contribution Activities

MC has a corporate culture that encourages development with regional and international communities with the aim of helping to enrich society. This determination is embodied in its Three Corporate Principles. In 1973, we established the Social Responsibility Office based on the belief that a company has a duty to contribute to society as one of its members and must incur social costs for remaining a company of value to society. Now known as the Enveromental and Social Responsibility Office, it has continuously engaged in social contribution activities, and has initiated a wide range of activities in fields ranging from the global environment, social welfare, international exchange, culture and the arts, and education. Many of these activities are long term and involve MC employees. One example is the Friendship Camp for Mothers and Children, a program for single-parent mothers and their children living in the Tokyo metropolitan area. True to MC's philosophy, this program has run continuously since 1974, with the help of staff volunteers. In 1990, MC launched its Tropical Forest Regeneration Experimental Project and in fiscal 2006, it began a new initiative, the Global Reef Conservation Project which supports coral reef conservation in 3 locations around the world. It is also involved in programs to help regional communities, mainly in developing countries, and has established the Mitsubishi International Corporation Foundation, based in the US, and the Mitsubishi Corporation Fund for Europe & Africa in London, to enhance its support of projects on a global scale. To further encourage a spirit of volunteerism among its staff, MC has established a volunteer leave system together with an internal program, 'MC Volunteer Activity!'.

Sustainability Report

Further information on MC's CSR activities can be found in our sustainability report as well as on our website at:
http://www.mitsubishicorp.com/jp/csr/report/index.html

Executive Officers (As of July 1, 2006)

Yorihiko Kojima*
President, Chief Executive Officer

Takeru Ishibashi*
Senior Executive Vice President
Senior Assistant to the President, Chief Compliance Officer, Chief Information Officer

Yukio Ueno*
Senior Executive Vice President
Regional CEO for Kansai Block, General Manager, Kansai Branch

Hidetoshi Kamezaki*
Senior Executive Vice President
Corporate Functional Officer (Corporate Strategy & Research, Corporate Communications, Corporate Real Estate Planning, CRO), Corporate Planning, Chief Information Security Officer

Takeshi Inoue*
Senior Executive Vice President
Group CEO, Living Essentials Group

Ichiro Mizuno*
Senior Executive Vice President
Chief Financial Officer

Masao Miyamoto*
Executive Vice President
Group CEO, Machinery Group

Hisanori Yoshimura*
Executive Vice President
Group CEO, Energy Business Group

Haruo Matsumoto*
Executive Vice President
Group CEO, New Business Initiative Group

Yoshikuni Kanai*
Executive Vice President
Regional CEO for Chubu Block, General Manager, Nagoya Branch

Hajime Katsumura*
Executive Vice President
Group CO-CEO, Machinery Group

Masatoshi Nishizawa
Executive Vice President
Corporate Functional Officer (General Affairs, HR, Legal), General Manager, Center for Human Resources Development

Tsunao Kijima
Executive Vice President
Regional CEO for Europe, Chairman and Managing Director, Mitsubishi Corporation International N.V., Managing Director, Mitsubishi Corporation (UK) PLC

Mutsumi Kotsuka*
Executive Vice President
Group CEO, Metals Group

Ryoichi Ueda
Executive Vice President
Regional CEO for North America, President, Mitsubishi International Corporation

Koichi Komatsu
Executive Vice President
Chief Innovation Officer

Masahide Yano
Executive Vice President
Group COO, Living Essentials Group, Division COO, Life Style Division

Masaaki Seita*
Executive Vice President
Group CEO, Chemicals Group

Hiroshi Mino
Senior Vice President
General Manager, New Business Initiative Group CEO Office

Yoshiaki Katayama
Senior Vice President
Division COO, Power & Electrical Systems Division, Machinery Group

Hideshi Takeuchi
Senior Vice President
Treasurer

Seiji Kato
Senior Vice President
Division COO, Natural Gas Business Division B, Energy Business Group

Ken Kobayashi
Senior Vice President
Division COO, Ship, Aerospace & Transportation Systems Division, Machinery Group

Kazumi Yoshimura
Senior Vice President
Chairman & Managing Director, Mitsubishi Corporation India Pvt. Ltd., General Manager, Mitsubishi Corporation India Pvt. Ltd., Kolkata Branch Office

Motonobu Teramura
Senior Vice President
General Manager, Jakarta Representative Office

Hideyuki Nabeshima
Senior Vice President
General Manager, Corporate Planning Department

Tsuneo Iyobe
Senior Vice President
President & CEO, Mitsubishi Corporation (Korea) Ltd.

Jun Yanai
Senior Vice President
Division COO, Petroleum Business Division, Energy Business Group

Hideto Nakahara
Senior Vice President
Chief Representative for China, President, Mitsubishi Corporation China Co., Ltd., General Manager, Mitsubishi Corporation China Co., Ltd., Beijing Branch, President, Mitsubishi Corporation China Commerce Co., Ltd., General Manager, Beijing Office

Shosuke Yasuda
Senior Vice President
Division COO, Functional Chemicals Division, Manager, Saudi Petrochemical Project Unit, Chemicals Group

Osamu Komiya
Senior Vice President
General Manager, Machinery Group CEO Office

Tetsuyuki Nagano
Senior Vice President
Deputy Division COO, Life Style Division, Living Essentials Group

Nobuaki Kojima
Senior Vice President
General Manager, Innovation Center, General Manager, Technology & Business Development Department

Akira Fujii
Senior Vice President
Division COO, Foods (Commodity) Division, Living Essentials Group

Seiei Ono
Senior Vice President
Division COO, Non-Ferrous Metals Division, Metals Group

Takahisa Miyauchi
Senior Vice President
Division COO, Commodity Chemicals Division, Chemicals Group

Jun Kinukawa
Senior Vice President
Division COO, Ferrous Raw Materials Division, Manager, Ferrous Raw Materials Sales and Marketing Business Unit, Metals Group

Tetsuro Kuwabara
Senior Vice President
Officer for E&P, Energy Business Development, Energy Business Group

Masayuki Mizuno
Senior Vice President
Division COO, Natural Gas Business Division A, Energy Business Group

Hiroyuki Tarumi
Senior Vice President
EVP, Mitsubishi International Corporation, SVP, Group Head for Metals Group, Mitsubishi International Corporation

Seiji Shiraki
Senior Vice President
Division COO, Plant & Industrial Machinery Business Division, Machinery Group

Sumio Ariyoshi
Senior Vice President
Division COO, Human Care Business Division, Manager, Healthcare Business Unit, New Business Initiative Group

Tetsuro Terada
Senior Vice President
General Manager, Metals Group CEO Office

Minoru Takei
Senior Vice President
President, Mitsubishi Corporation Financial & Management Services (Japan) Ltd.

Jun Ikeda
Senior Vice President
Division COO, Advanced Sciences & Technologies Division, Manager, Fine Chemicals Unit, Manager, Life Science Products Unit, Chemicals Group

* Represents members of the Board
** President Kojima has direct Jurisdiction over the Internal Audit Department

Corporate Section

Share Data

(1) Authorized share capital: 2,500,000,000 shares of common stock

(2) Number of shares issued and number of shareholders as of March 31, 2006

	Number of shares issued	Number of shareholders
As of March 31, 2005	1,567,399,508	65,298
Change	119,947,937	93,223
As of March 31, 2006	1,687,347,445	158,521

Note: The increase in the number of shares issued is due to the exercise of stock acquisition rights in the fiscal year under review.

(3) The company decided to reduce its Unit Stock from 1,000 shares to 100 shares on September 1, 2004.

Principal Shareholders

	Shareholding (Rounded down to the nearest thousand shares)	
Name	Number of shares (thousands)	Shareholding (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	126,505	7.50
Japan Trustee Services Bank, Ltd. (Trust Account)	120,950	7.17
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167	5.52
Meiji Yasuda Life Insurance Company	79,552	4.71
Mitsubishi Heavy Industries, Ltd.	48,920	2.90
State Street Bank and Trust Company	48,499	2.87
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	42,701	2.53
State Street Bank and Trust Company 505103	32,807	1.94
The Chase Manhattan Bank, N.A. London	30,267	1.79
The Nomura Trust and Banking Co., Ltd. (Pension Benefit Trust Account, Mitsubishi UFJ Trust and Banking Corporation)	22,088	1.31

Number of Shareholders


(number of shareholders)
160,000
65,000
60,000
55,000
50,000
54,811
53,818
54,394
59,197
61,448
60,605
54,943
57,334
54,322
65,298
158,521
96.3
97.3
98.3
99.3
00.3
01.3
02.3
03.3
04.3
05.3
06.3

Shareholder Composition


Public sector
Financial institutions
Securities companies
Other companies
Foreign companies and individuals
Individuals and others
FY06
43.5%
2.0%—
11.3%
32.9%
10.4%
0.0%
FY01
58.6%
0.3% —
13.8%
17.5%
9.8%
0.0%
FY96
62.6%
19.0%
9.4%
8.7%
0.0%
0.2%

(One Unit Stock)

	Public sector	Financial institutions	Securities companies	Other companies	Foreign companies and individuals	Individuals and others	Total
Fiscal 2006	2	7,334,119	329,991	1,899,677	5,553,916	1,749,361	16,867,066
Fiscal 2001	0	914,359	4,296	214,864	273,140	152,377	1,559,036
Fiscal 1996	206	975,064	3,811	296,417	146,773	135,382	1,557,653

Note: Figures for fiscal 2006 represent Unit Stock (tangen), with 1 tangen equaling 100 shares.

Stock Price Range and Trading Volume


(yen)
3,000
2,000
1,000
0
(thousand shares)
2,000,000
1,500,000
1,000,000
500,000
02.3
03.3
04.3
05.3
06.3
Stock Price
Trading Volume

	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006
Trading volume (thousand shares)	865,133	1,234,324	1,313,535	1,493,690	1,778,788
High (yen)	1,108	1,069	1,245	1,490	2,850
Low (yen)	722	690	678	936	1,313

Note: The stock price range and trading volume are based on stock prices and volumes, respectively, on the Tokyo Stock Exchange (First Section).

Stock Acquisition Rights

(1) Stock Options

Issue date	August 7, 2000	August 1, 2001	August 15, 2002	August 15, 2003	August 13, 2004	August 10, 2005	To be determined by the Board of Directors
Number of stock acquisition rights	132	945	613	1,108	1,167	12,790	8,490
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	132,000 shares of Mitsubishi Corporation's common stock	945,000 shares of Mitsubishi Corporation's common stock	613,000 shares of Mitsubishi Corporation's common stock	1,108,000 shares of Mitsubishi Corporation's common stock	1,167,000 shares of Mitsubishi Corporation's common stock	1,279,000 shares of Mitsubishi Corporation's common stock	849,000 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	Issued in gratis	–
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002	¥809	¥958	¥1,090	¥1,691	Decided on Allotment Date
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011	From June 28, 2004 through June 27, 2012	From June 28, 2005 through June 27, 2013	From June 25, 2006 through June 24, 2014	From June 25, 2007 through June 24, 2015	From June 28, 2008 through June 27, 2016

Notes: 1. The Exercise Price may be adjusted in accordance with terms specified at the time of issue.
2. The "Number of stock acquisition rights" is the number remaining as of March 31, 2006.
3. The number of shares to be issued per stock acquisition right with regard to stock options from 2005 is 100 shares.

(2) Stock Options for a Stock-Linked Compensation Plan

Issue date	August 10,2005	April 28,2006	To be determined by the Board of Directors
Number of stock acquisition rights	2,998	138	1,138
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	299,800 shares of Mitsubishi Corporation's common stock	13,800 shares of Mitsubishi Corporation's common stock	113,800 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis	–
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥1	¥1	¥1
Exercise period	August 11, 2005 to June 24, 2035 (Note)	April 29, 2006 to June 24, 2035 (Note)	June 28, 2007 to June 27, 2036 (Note)

Note: A stock acquisition rights holder may exercise stock acquisition rights during the 10-year period starting on the day after losing his/her position as either directoror executive officer of the company.

(3) Stock Acquisition Rights of Bonds With Acquisition Rights

Yen-Denominated Zero Interest Convertible Bonds With Acquisition Rights Due 2011

Issue date	June 17, 2002
Number of stock acquisition rights	1,705
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	7,175,926 shares of Mitsubishi Corporation's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Conversion Price)	¥1,188
Exercise period	From July 1, 2002 through June 3, 2011

Notes: 1. The Conversion Price may be adjusted in accordance with terms specified at the time of issue.
2. The (Number of stock acquisition rights) is the number remaining as of March 31, 2006.

Directors' and Corporate Auditors' Shareholdings

Title	Name	Number of shares held (thousands)	Title	Name	Number of shares held (thousands)
Chairman of the Board	Mikio Sasaki	103	Director	Mutsumi Kotsuka	32
President, Chief Executive Officer	Yorihiko Kojima	61	Director	Masaaki Seita	19
Director	Takeru Ishibashi	50	Director	Takashi Nishioka	5
Director	Yukio Ueno	40	Director	Ichiro Taniguchi	3
Director	Hidetoshi Kamezaki	49	Director	Tatsuo Arima	10
Director	Takeshi Inoue	34	Director	Tomio Tsutsumi	5
Director	Ichiro Mizuno	43	Senior Corporate	Yuzo Shinkai	20
Director	Masao Miyamoto	30	Corporate Auditor	Shigemitsu Miki	–
Director	Hisanori Yoshimura	32	Corporate Auditor	Koukei Higuchi	3
Director	Haruo Matsumoto	45	Corporate Auditor	Shigeru Nakajima	–
Director	Yoshikuni Kanai	36	Corporate Auditor	Kiyoshi Fujimura	7
Director	Hajime Katsumura	21			

Note: The number of shares held is as of June 27, 2006. Shares have been rounded down to the nearest thousand shares.

General Meeting of Shareholders

The ordinary general meeting of the company's shareholders is convened in June each year. An extraordinary general meeting of shareholders is immediately convened whenever necessary.

Dividends

(1) Record date for payment of final dividend March 31
(2) Record date for payment of interim cash dividend September 30
(3) The company is not obliged to pay any final or interim dividends unclaimed for a period of three years after the date on which they are first made available by the company.

Handling of Shares

Regarding the handling of shares, including entry of a transfer in the register of shareholders, and the purchase and additional purchase by the company of fractional shares of less than One Unit Stock, please contact the company's transfer agent, Mitsubishi UFJ Trust and Banking Corporation. Non-resident shareholders are required to appoint a standing proxy in Japan for the purpose of communicating with the company.

(1) Postal Address / Telephone Number
Mitsubishi UFJ Trust and Banking Corporation
Stock Transfer Agency Department
7-7, Nishi Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508, Japan
Telephone: 0120-707-696 (within Japan)
(2) Request for Change of Address and Other Forms
Telephone: 0120-86-4490 (within Japan)

IR Site

Mitsubishi Corporation makes investor information available on its website. Please use the following URLs.

(English)
http://www.mitsubishicorp.com/en/ir/
(Japanese)
http://www.mitsubishicorp.com/jp/ir/

Principal Subsidiaries and Affiliates (As of March 31, 2006)

New Business Initiative Group

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
☐ Apprecia, Inc. (Japan)	65.00	Hospital solutions business
☐ Bewith, Inc. (Japan)	90.00	Contact center and CRM solutions
Create Restaurants Inc. (Japan)	43.86	Operation of restaurants based on various concepts under different brands in Japan
☐ d-rights Inc. (Japan)	100.00	Licensing of animation production rights
☐ IT Frontier Corporation (Japan)	80.00	IT related Business Solution, System Integration Services, IT Management Services, Product Marketing, etc.
LAWSON CS Card, Inc. (Japan)	20.00	Credit card services
LEOC JAPAN Co., Ltd. (Japan)	20.03	Management of food dispending service
Mates Co., Ltd. (Japan)	46.67	Providing temporary and permanent staffing services
☐ MC Capital Asia Pacific Ltd. (Japan)	100.00	Private equity investment
☐ MC Capital Inc. (U.S.A.)	100.00	Investment and related activities
☐ MC Finance International B.V. (The Netherlands)	100.00	Financial investment company
☐ MC Insurance Center, Ltd. (Japan)	100.00	Insurance business (insurance agency)
☐ MC Medical, Inc. (Japan)	100.00	Distribution of medical equipment and devices and home care business
☐ MC Merchant Services Co., Ltd.	100.00	Credit card merchant settlement services
☐ MC Silicon Valley Inc. (U.S.A.)	100.00	Venture investment
☐ MC Terminal Co., Ltd. (Japan)	100.00	Tankyard operation and coordination
Memory-Tech Corporation (Japan)	25.19	Manufacturing and sales of CDs, CD-ROMs and DVDs
☐ Millenia Venture Partners Co., Ltd. (Japan)	100.00	Private equity investment
☐ Mitsubishi Corporation Capital Ltd. (Japan)	100.00	Investment banking and asset management
☐ Mitsubishi Corporation Finance PLC (U.K.)	100.00	Financial investment company
☐ Mitsubishi Corporation LT, Inc.*	100.00	Total logistics services
☐ Mitsubishi Corp.-UBS Realty Inc. (Japan)	51.00	Asset manager of a Japanese real estate investment trust
Mitsubishi Ore Transport Co., Ltd. (Japan)	39.32	Operation and chartering of bulkers for coking coal, iron ore, automobiles and other products
MS Communications Co., Ltd. (Japan)	50.00	Mobile communications services and handsets, other communications services and equipment for communications and broadcasting
Network Service And Technologies Co., LTD. (Japan)	20.60	For network infrastructure, providing service menus to cover planning, design, integration, operation and maintenance.
☐ Nihon Hospital Service Co., Ltd. (Japan)	100.00	Medical supplies management service: JITS (Just in time & stockless)
☐ Nippon Care Supply Co., Ltd. (Japan)	65.20	Marketing and rental of nursing care equipment and items
Seto Futo Co., Ltd. (Japan)	41.65	Maritime transportation and warehousing businesses

**Ryoko Logistics Corporation and MC Trans International Inc. merged to form Mitsubishi Corporation LT, Inc. on April 1, 2005.*

Energy Business Group

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
☐ Angola Petroleum (Japan)	51.00	Exploring, developing and producing of oil in Angola
☐ Mitsubishi Liquefied Petroleum Gas Co., Ltd. (Japan)*	100.00	Marketing and sales of LPG and LPG equipment
Brunei LNG Sendirian Berhad (Brunei)	25.00	Manufacturing and sales of LNG
Celt Inc. (Japan)	50.00	Purchasing and sales of LNG
☐ Diamond Tanker Pte. Ltd. (Singapore)	100.00	Tanker operation and management
Dia Shoseki Co., Ltd. (Japan)	50.00	Marketing and sales of petroleum products
Japan Australia LNG (MIMI) Pty., Ltd. (Australia)	50.00	Development and sales of resources (LNG, LPG, condensate and crude oil)
MC BITOR Ltd. (China)	50.00	Marketing and sales of Orimulsion®
☐ MC Carbon Co., Ltd. (Japan)	100.00	Marketing and sales of carbon products
☐ MC Energy, Inc. (Japan)	100.00	Marketing and sales of asphalt and petroleum products
☐ MC Kaiun Co., Ltd. (Japan)	70.00	Coastal marine transportation
☐ MC Marine Co., Ltd. (Japan)	100.00	Tanker operation
☐ MCX New Ventures, Ltd. (U.S.A.)	100.00	Exploration, development and production of oil and gas in the U.S.
☐ Mitsubishi Shoji Sekiyu Co., Ltd. (Japan)	100.00	Marketing and sales of petroleum products
☐ MPDC Gabon Co., Ltd. (Japan)	100.00	Exploration, development and production of oil in Gabon
☐ Onahama Petroleum Co., Ltd. (Japan)	80.00	Oil import, storage and sales as well as land and facility leasing
☐ Petro-Diamond Inc. (U.S.A.)	100.00	Marketing and sales of petroleum products
☐ Petro-Diamond Japan Corporation (Japan)	100.00	Marketing and sales of petroleum products
☐ Petro-Diamond Singapore (Pte) Ltd. (Singapore)	100.00	Marketing and sales of crude oil and petroleum products
Sakhalin Energy Investment (Russian)	20.00	Producing and sales of crude oil and natural gas
☐ Sekiyu Cokes Kogyo Co., Ltd. (Japan)	100.00	Storage of petroleum coke

**Mitsubishi Liquefied Petroleum Gas Co., Ltd. was merged with Idemitsu Gas and Life Co., Ltd., a subsidiary of Idemitsu Kosan Co., Ltd., to create Astomos Energy Corporation on April 1, 2006. MC has a 49.0% equity interest in the new company.*

Metals Group

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
□ CapTech Corporation (Japan)	100.00	Investment consultant
□ Hernic Ferrochrome (Pty) Ltd. (Republic of South Africa)	50.98	Production and sales of ferrochrome in South Africa
Iron Ore Company of Canada (Canada)	26.18	Iron ore production and sales
□ JECO Corporation (Japan)	70.00	Investment company for Minera Escondida Ltda. copper mines in Chile
□ M.C. Aluminum America, Inc. (U.S.A.)	60.00	Manufacturing and sales of secondary aluminum alloy ingots
□ M.C. Aluminium Co., Ltd. (Japan)	100.00	Manufacturing and sales of secondary aluminum alloy ingots
□ M.C. Aluminum (Thailand) Co., Ltd. (Thailand)	79.42	Manufacturing and sales of secondary aluminum alloy ingots
□ MCA Metals Holding GmbH (Austria)	100.00	Investment company for MOZAL aluminum smelter in Mozambique
□ MC Copper Holdings B.V. (The Netherlands)	100.00	Investment company for Los Pelambres copper mine in Chile
□ M.C. Inversiones Limitada (Chile)	100.00	Investment company for Los Colorados iron ore mine
□ M.C.Nikkei Aluminum (Kunshan) Co., Inc. (China)	51.00	Manufacturing and sales of secondary aluminum alloy ingots
□ MC Non-Ferrous Metal Products Co., Ltd. (Japan)	100.00	Sales of aluminum, copper and metal products, and metal building products installation
□ MC Resources Trade & Logistics (Japan)	100.00	Sales of ferrous raw materials and service business
□ Metal One Corporation (Japan)	60.00	Steel products operations
□ Mitsubishi Corporation Futures Ltd. (Japan)	100.00	Commodity broker
□ Mitsubishi Development Pty., Ltd. (Australia)	100.00	Investment company for coal mining projects
□ Mitsubishi Shoji Light Metal Sales Corporation(Japan)	100.00	Sales of aluminum and non-ferrous metals
□ PETRO-DIAMOND RISK MANAGEMENT LTD. (U.K.)	100.00	Energy risk management
□ Ryowa Development Pty., Ltd. (Australia)	100.00	Investment company for BOYNE aluminum smelter and sales of aluminum
□ Ryowa Development II Pty., Ltd. (Australia)	100.00	Investment company for BOYNE aluminum smelter and sales of aluminum
□ TRILAND METALS LTD. (U.K.)	100.00	Commodity broker on the London Metal Exchange (LME)
□ TRILAND USA INC. (U.S.A.)	100.00	Commodity broker
(Metal One Subsidiaries)		
□ ASAHI KIZAI Co., Ltd. (Japan)	63.49	Sales and leasing of construction machinery
□ DIA Modern Engineering (Thailand) Co., Ltd. (Thailand)*	100.00	Manufacturing and supplying automotive body parts to local automakers in Thailand
□ Galvart Japan Company Ltd. (Japan)	80.00	Manufacturing and sales of galvanized wire rods
□ Isuzu Corporation (Japan)	56.60	Processing and sales of steel sheets
Keiyou Blanking Kogyo K.K. (Japan)	40.41	Processing of metal
□ Kyushu Steel Center Co., Ltd. (Japan)	55.29	Steel materials warehousing and processing of steel sheets
□ Kyushu Steel Corporation (Japan)	55.00	Processing and sales of steel sheets
□ MC Metal Service Asia (Thailand) Co., Ltd. (Thailand)	100.00	Processing and sales of steel sheets
□ Metal One Holdings America, Inc. (U.S.A.)	80.00	Processing of steel sheets
□ Metal One Specialty Steel Corporation (Japan)	100.00	Sales of specialty steel
□ Metal One SSS West Japan, Ltd. (Japan)	100.00	Processing and sales of steel sheets
□ Metal One Stainless (Asia) Pte. Ltd. (Singapore)	95.00	Processing and sales of stainless steel products
□ Metal One Steel Products Corporation (Japan)	100.00	Sales of steel products
□ Metal One Structural Steel & Resource Corporation (Japan)	100.00	Sales of steel material and products
□ Osaka Tamatsukuri Corporation	88.37	Processing and sales of thick steel plates
□ OTOFUJI Corporation (Japan)	100.00	Sales of steel piping and related products
□ Shenzhen Baoling Tongli Ltd., Corp. (China)	70.00	Processing and sales of steel sheets
□ Siam MCT Telecom Ltd. (Thailand)	100.00	Leasing of telecommunications equipment
□ SUS-TECH CORPORATION (Japan)	57.90	Processing and sales of stainless steel products
□ Suzufuji Steel Service Co., Ltd. (Japan)	51.05	Processing and sales of steel sheets
□ Suzuyasu Corporation(Japan)	83.34	Processing and sales of steel sheets

**The shareholdings for Metal One subsidiaries above are those of Metal One Corporation, except the shareholding in DIA Modern Engineering (Thailand) Co., Ltd., which represents the sum of the shareholdings of Mitsubishi Corporation and Metal One Corporation.*

Machinery Group

COMPANY NAME	SHAREHOLDING (%)	MAIN BUSINESS
Diamond City Co., Ltd. (Japan)	27.45	Development and management of shopping complexes
□ Diamond Generating Corporation (U.S.A.)	100.00	Independent power producer
□ Infosec Corporation (Japan)	84.68	Information risk management service and managed security service
Isuzu Engine Manufacturing Co., (Thailand) Ltd. (Thailand)	15.00	Manufacturing of automotive engines
Isuzu Motors Co., (Thailand) Ltd. (Thailand)	27.50	Manufacturing of automobiles
□ Isuzu Operations (Thailand) Co., Ltd. (Thailand)	80.00	Distribution of automobiles
Isuzu Philippines Corporation (Philippines)	35.00	Manufacturing and distribution of automobiles
□ JAPAN SPACE IMAGING CORPORATION (Japan)	94.90	Processing and sales of digital satellite images
□ MAC Funding Corporation (U.S.A.)	100.00	Financing for machine tools and printing presses
□ MC Aircraft Management Ltd. (Japan)	100.00	Aircraft lease management service
□ MC Machinery Systems, Inc. (U.S.A.)	100.00	Distribution and servicing of industrial machinery

Financial Section

CFO Message

The Three Corporate Principles and Corporate Standards of Conduct, the cornerstones of our corporate philosophy, underpin our system for ensuring the fairness of financial information. These are the basis upon which we have established internal regulations and ensure that all employees comply with these regulations. Furthermore, we have made public a Corporate Disclosure Policy that prescribes our basic position with respect to the release of significant information in accordance with laws such as the Securities and Exchange Law and Company Law in Japan and regulations of the Tokyo Stock Exchange.

Furthermore, we maintain an effective framework for deciding on important management issues. Such issues are first discussed and decisions are reached by the Executive Committee, MC's highest-ranking decision-making body of executive officers, and then passed on to the Board of Directors for a final resolution. Moreover, the status of business execution and other important management information is reported to the Executive Committee and Board of Directors. Regarding business processes and the status of management, the Internal Audit Dept. and internal audit organizations of individual business groups and overseas offices conduct internal audits, including of affiliated companies. The results of each internal audit are reported to the president, corporate auditors and other concerned parties as well as to the Board of Directors and Executive Committee.

Based on this internal framework, we have clarified the division of duties and responsibilities for preparing financial information. Accounting procedures are performed in accordance with internal regulations based on the maintenance of an adequate administrative system in each responsible division.

Since fiscal 2005, MC has had a Disclosure Committee, made up of representatives from internal departments associated with the preparation of financial reports. This committee, which I chair, evaluated the information contained in the financial section of this annual report for the year ended March 31, 2006 and confirmed that the content is adequate. Regarding the consolidated financial statements included in this annual report, we received an unqualified audit report from the independent auditors following a strict external audit.

Management is responsible for establishing adequate systems of internal control and financial reporting as above.





Ichiro Mizuno
Senior Executive Vice President
Chief Financial Officer
Mitsubishi Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Results of Operations

In fiscal 2006, the year ended March 31, 2006, the global economy maintained a growth trajectory, supported by economic expansion in industrialized nations and high growth in China, India and certain other countries. The past year also saw natural resource and energy prices remain at high levels. In the U.S., consumer spending and housing investment grew strongly as employment continued to trend upward. These factors, together with a large rise in capital expenditures, centered on information systems-related areas, helped the U.S. economy to continue expanding. EU nations, meanwhile, maintained a moderate growth path as a whole due primarily to rising exports. There was, however, some variation from country to country.

In China, the rapid pace of growth continued, with exports posting another big increase. Construction and capital expenditures also continued to increase significantly despite the government's fiscal tightening measures. In other countries in Asia, there was a slight slowdown in both internal and external demand due to the high price of crude oil and lackluster global IT markets. However, Asian economies tended toward recovery in the fiscal year's second half, driven mainly by external demand.

The Japanese economy achieved powerful economic expansion balanced between internal and external demand. Consumer spending was supported by rising employment and wages, and strong corporate earnings fueled robust capital expenditures. There was also an upturn in exports, which had temporarily slowed; growth was most noticeable in exports to China and the U.S. Amid these trends, the economy clearly broke away from the grips of deflation, as demonstrated by initial steps taken by the Japanese government to normalize monetary policy as it abandoned its quantitative easing policy.

Against this economic backdrop, the Energy Business and Metals groups saw earnings rise sharply backed by strong commodities prices for the second year running. The four other business groups, including the Machinery Group, also posted year-on-year increases in earnings. The strong performances of all business groups lifted our core earnings (see below) in fiscal 2006 to ¥537.4 billion, eclipsing the record result of fiscal 2005. Consolidated net income at ¥350.0 billion was also a record. When we launched our INNOVATION 2007 medium-term management plan in July 2004 we set a net income target of at least ¥200.0 billion for the "jump" period beginning in fiscal 2009. We achieved this target in only the plan's second year. (Details of INNOVATION 2007 and revisions to this business plan can be found under "Management Issues and Plans" in the "Strategic Issues" section of this management's discussion and analysis.)

Core Earnings

	Millions of Yen				
	2002	2003	2004	2005	**2006**
Gross profit–SG&A expenses	¥ 92,444	¥101,109	¥137,959	¥192,741	**¥354,702**
Interest expense (net of interest income)	(11,406)	(11,767)	(10,642)	(1,710)	**(4,435)**
Dividend income	32,492	36,277	28,117	42,402	**68,135**
Equity in earnings of affiliated companies	16,571	8,810	56,464	97,095	**119,008**
Core earnings	¥130,101	¥134,429	¥211,898	¥330,528	**¥537,410**

Fiscal 2006 vs. Fiscal 2005

1) Gross Profit

Gross profit increased ¥173.7 billion, or 19.8%, to ¥1,051.5 billion. This was partly a reflection of strong performances at resource-related subsidiaries due to rising coking coal and crude oil prices. A major component of this growth was a nearly four-fold increase from fiscal 2005 in the gross profit of Australian coking coal subsidiary Mitsubishi Development Pty., Ltd. (MDP). Other factors included a solid performance in overseas automobile operations and expansion in food-related businesses.

2) Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) expenses edged up ¥11.8 billion, or 1.7%, to ¥696.8 billion, despite the absence of the settlement expenses associated with the transfer of the Substitutional Portion of the Employees' Pension Fund that were recorded at Mitsubishi Corporation in the previous fiscal year. This result was mainly due to the inclusion of a newly consolidated food-related subsidiary.

3) Provision for Doubtful Receivables

Provision for doubtful receivables was ¥4.8 billion, ¥4.6 billion less than the ¥9.4 billion recorded in fiscal 2005. The improvement was mainly due to a gain on the reversal of reserves in line with the collection of certain receivables at subsidiaries.

4) Interest Expense (net of interest income)

Net interest expense was ¥4.4 billion, up ¥2.7 billion on fiscal 2005, the result mainly of an increase in interest expenses on U.S. dollar-denominated borrowings due to a rise in the U.S. dollar interest rate.

5) Dividend Income

Dividend income rose sharply to ¥68.1 billion, a ¥25.7 billion, or 60.6%, increase from fiscal 2005. This was the result of a large increase in dividends due to strong performances at resource-related companies in line with rises in the prices of crude oil and non-ferrous metals.

6) Gain (Loss) on Marketable Securities and Investments—Net

In fiscal 2006, we recorded a net gain of ¥51.3 billion. This was a substantial improvement of ¥115.1 billion on the ¥63.8 billion net loss in this line item recorded in fiscal 2005 when we recognized an impairment loss on common shares held in Mitsubishi Motors Corporation (MMC) and a goodwill impairment loss on our investment in LAWSON, INC. The improvement also reflected gains on sales of listed and unlisted shares.

7) Loss (Gain) on Property and Equipment—Net

We recorded a loss on property and equipment—net of ¥2.1 billion, a change of ¥10.4 billion from the ¥8.3 billion gain in fiscal 2005 when Mitsubishi Corporation recorded a large gain on the sale and lease back of parent company-owned sections of the Shinagawa Mitsubishi Building. Impairment losses were also recorded on land, buildings and other assets at subsidiaries in fiscal 2006.

8) Other Income—Net

We posted other income—net of ¥15.6 billion, ¥25.6 billion less than the ¥41.2 billion result in fiscal 2005 when we recorded gains at Mitsubishi Corporation and subsidiaries from the government subsidy on the transfer of the Substitutional Portion of the Employees' Pension Fund.

9) Income From Consolidated Operations Before Income Taxes

Income from consolidated operations before income taxes climbed by ¥268.6 billion, or 128.0%, year on year to ¥478.4 billion, despite an increase in net interest expense, a loss on property and equipment—net and a decline in other income—net. In addition to the increase in gross profit, this result reflected a rise in dividend income and a marked improvement in the gain on marketable securities and investments—net.

10) Income Taxes

Income taxes increased ¥118.3 billion from fiscal 2005 due to the increase in income from consolidated operations before income taxes as well as tax assessments. Despite the increase in tax, the effective tax rate was largely unchanged at about 44% due to a decrease in the tax burden resulting from the write-off of Iraq trade receivables.

Tax assessments of ¥23.4 billion on transfer pricing of transactions for six fiscal years that ended in March 2005 between us and affiliated companies in Australia and of ¥8.6 billion on prior year's reorganization of the legal structure of certain subsidiaries in Thailand provisioned. These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessments.

On June 1, 2006, we received an amended assessment from the Tokyo Regional Taxation Bureau on prior year's reorganization of the legal structure of certain subsidiaries in Thailand.

On June 30, 2006, we received an amended assessment for the fiscal year ended March 2000 on transfer pricing of transactions between us and affiliated companies in Australia, even though Tokyo Regional Taxation Bureau has policy of assessing all six fiscal years.

According to the Tokyo Regional Taxation Bureau, the issue of assessments has been deferred, except for the fiscal year ended March 31, 2000 which would be time barred, in consideration of the fact that the National Tax Agency of Japan will exchange information with the Australian Taxation Office based on the tax treaty between Japan and Australia. At present the bureau has no intention that it will change its original policy of assessing all six fiscal years. The bureau plans to issue assessments for the remaining five fiscal years based on the statute of limitations for each year, if this process of exchanging information between the Japanese and Australian tax authorities becomes protracted.

We disagree with both of the bureau's tax assessments and are determined to respond appropriately, after reviewing the details of the assessment.

11) Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries was ¥35.3 billion, an increase of ¥4.5 billion from fiscal 2005. This reflected higher earnings at Metal One Corporation and other subsidiaries.

12) Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies increased substantially to ¥119.0 billion, a ¥21.9 billion, or 22.6%, increase from fiscal 2005. This was mainly attributable to higher earnings at equity-method affiliates involved in LNG, iron ore, petrochemical products and other areas due to strong commodities markets.

Dividend Income, Equity in Earnings of Affiliated Companies, Interest Expense (net of interest income)

	Billions of Yen		
	2004	2005	**2006**
Dividend income	¥ 28.1	¥42.4	**¥ 68.1**
Equity in earnings of affiliated companies	56.5	97.1	**119.0**
Interest expense (net of interest income)	(10.6)	(1.7)	**(4.4)**

13) Net Income

Net income soared ¥167.6 billion, or 91.9%, to ¥350.0 billion. ROE increased from 13.4% to 18.0%.

Net Income per Share (Diluted EPS), Cash Dividends, Price Earnings Ratio (PER)

	2004	2005	2006
Diluted EPS (yen)	¥68.40	¥107.58	**¥205.62**
Cash dividends (yen)	12.00	18.00	**35.00**
ROE (%)	10.7%	13.4%	**18.0%**
PER (high) (times)	16.9	13.9	**13.7**
PER (low) (times)	9.2	8.7	**6.4**

Fiscal 2005 vs. Fiscal 2004

1) Gross Profit

Gross profit rose ¥108.4 billion, or 14.1%, year on year to a record high ¥877.8 billion. This mainly reflected a large increase in gross profit at subsidiary Metal One due to rising steel product prices; higher gross profit at Mitsubishi Corporation due to strong market conditions in the energy business and chemicals business; increases resulting from the consolidation of food-related subsidiaries accounted for as equity-method affiliates in fiscal 2004; and the boost given by the acquisition of new food-related subsidiaries.

2) Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses increased ¥53.6 billion, or 8.5%, to ¥685.0 billion, despite a decline in personnel expenses at Mitsubishi Corporation. The increase in SG&A expenses reflected factors such as the consolidation of food-related companies previously accounted for by the equity method, the effect of new consolidations of food-related subsidiaries, and the settlement expense associated with the transfer of the Substitutional Portion of the Employees' Pension Fund.

3) Provision for Doubtful Receivables

Provision for doubtful receivables increased ¥1.9 billion from ¥7.4 billion in fiscal 2004 to ¥9.4 billion in fiscal 2005. This was due in part to the absence of the gain on the reversal of reserves following the collection of certain receivables in the previous fiscal year.

4) Interest Expense (net of interest income)

Net interest expense was ¥1.7 billion, ¥8.9 billion, or 83.9%, lower than fiscal 2004. This improvement was due mostly to higher interest income resulting from the consolidation of MKG Bank GmbH (MKG-B), a European automobile finance company.

5) Dividend Income

Dividend income rose sharply to ¥42.4 billion, a ¥14.3 billion, or 50.8%, increase from fiscal 2004. This was the result of higher dividends related to copper and LNG rights holdings.

6) Loss (Gain) on Marketable Securities and Investments—Net

In fiscal 2005, despite gains on the sale of certain unlisted shares, we recorded a net loss of ¥63.8 billion on marketable securities and investments. This was substantially worse than the gain of ¥5.3 billion in the previous fiscal year. The large loss was due mainly to a year-on-year decline in gains on sales of shares, a ¥12.2 billion impairment loss on common shares held in MMC, and a ¥54.4 billion goodwill impairment loss on our investment in LAWSON.

7) Gain (Loss) on Property and Equipment—Net

We recorded a gain on property and equipment—net of ¥8.3 billion, an improvement of ¥26.8 billion from the ¥18.4 billion loss in fiscal 2004. This improvement occurred despite impairment losses on land, buildings and other assets at subsidiaries in fiscal 2005. The improvement reflected a large gain realized by Mitsubishi Corporation on the sale and lease back of parent company-owned sections of the Shinagawa Mitsubishi Building that are or were used for its Shinagawa Office and commercial leasing purposes, as well as gains on the sale of property and equipment at subsidiaries.

8) Other Income—Net

(Including gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund)

We posted other income—net of ¥41.2 billion, a further increase from other income—net of ¥15.3 billion recorded in fiscal 2004. This was mostly due to gains recorded at Mitsubishi Corporation and subsidiaries from the government subsidy on the transfer of the Substitutional Portion of the Employees' Pension Fund.

9) Income From Consolidated Operations Before Income Taxes

Income from consolidated operations before income taxes increased ¥59.7 billion, or 39.8%, year on year to ¥209.8 billion. This was the result of higher gross profit as well as improvements in net interest expense, dividend income, gain on property and equipment—net and other income—net. These factors more than outweighed the loss on marketable securities and investments—net.

10) Income Taxes

Income taxes increased ¥18.9 billion from fiscal 2004 due to the increase in income from consolidated operations before income taxes. The effective tax rate improved from 49.9% in fiscal 2004 to 44.7% in fiscal 2005. The main reason for this was a decrease in the tax burden on dividends.

11) Minority Interests in Income of Consolidated Subsidiaries

Minority interests in income of consolidated subsidiaries was ¥30.8 billion, an increase of ¥15.0 billion from fiscal 2004. This reflected higher earnings at Metal One and other subsidiaries.

12) Equity in Earnings of Affiliated Companies

Equity in earnings of affiliated companies increased sharply to ¥97.1 billion, a ¥40.6 billion, or 72.0%, jump from fiscal 2004. One factor was higher earnings at equity-method affiliates involved in LNG, aluminum, petrochemical products and other areas due to strong commodities markets. Other reasons included capital gains on an investment fund that is accounted for using the equity method and the application of the equity method to Saudi Petroleum Development following the purchase of additional shares in this company.

13) Net Income

Net income climbed ¥66.6 billion, or 57.2%, from fiscal 2004 to a record-high ¥182.4 billion in fiscal 2005. This was the second consecutive year of record-high net income. ROE increased from 10.7% to 13.4%.

2. Fiscal 2006 Segment Information

Operating Segments

1) New Business Initiative Group

The New Business Initiative Group posted net income of ¥19.4 billion, up ¥7.1 billion, or 58.2%, from the previous fiscal year. This reflected capital gains from investment activities. In addition, earnings benefited from strong performances at overseas securities and fund investment subsidiaries, credit card and other finance affiliates, and affiliated companies engaged in insurance, healthcare, mobile phone sales and other businesses. Also contributing to higher segment earnings was the partial sale of a stake in an affiliated company following its initial public offering.

2) Energy Business Group

The Energy Business Group saw net income rise ¥29.2 billion, or 63.8%, to ¥75.1 billion. This reflected higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in natural resource development and production, the result of rising crude oil prices and the accompanying increase in natural gas prices. In addition, gross profit increased due to strong fuel oil, LPG and other transactions at Mitsubishi Corporation. Furthermore, gross profit at resource sales companies increased due to rising prices for crude oil.

3) Metals Group

The Metals Group posted net income of ¥135.8 billion, almost three times the fiscal 2005 net income of ¥48.2 billion. This was mainly attributable to a substantial increase in earnings at MDP due to sharply higher coal prices. Furthermore, steel products subsidiary Metal One posted strong results due to the continuation from the previous year of robust market conditions. Higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in metal resources-related businesses, a reflection of soaring copper, aluminum and iron ore prices, also contributed to the large increase in segment earnings.

Gross Profit by Operating Segment (Year Ended March 31, 2006)



(¥ billion)
400
300
200
100
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Net Income by Operating Segment (Year Ended March 31, 2006)



(¥ billion)
150
100
50
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Total Assets by Operating Segment and Return on Assets
(As of March 31, 2006)



(¥ billion)
(%)
3,000
2,500
2,000
1,500
1,000
500
0
6
5
4
3
2
1
0
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials

Total Assets by Operating Segment (Left)
Return on Assets by Operating Segment (Right)

4) Machinery Group

The Machinery Group posted net income of ¥70.4 billion, up ¥15.0 billion, or 27.0%, from the previous fiscal year. Gross profit increased at Mitsubishi Corporation due to an increased volume of transactions in the housing development and plant businesses. In addition, taxes decreased because of the write off of Iraq trade receivables. Gains on the sales of marketable securities also contributed to the segment's higher earnings. Furthermore, earnings increased on shipping-related transactions due to buoyant maritime shipping market conditions. In North America, earnings growth was paced by a strong performance by IPP businesses.

5) Chemicals Group

The Chemicals Group posted net income of ¥19.6 billion, up ¥1.5 billion, or 8.2%, year on year. Mitsubishi Corporation's gross profit, mainly representing petrochemical products transactions, was largely unchanged from the previous year. Segment earnings as a whole were lifted by gains on the sales of marketable securities at Mitsubishi Corporation and other factors. Further earnings growth was hampered by a decline in earnings mainly due to plant maintenance costs at an equity-method production affiliate in Malaysia.

6) Living Essentials Group

The Living Essentials Group posted net income of ¥48.6 billion, up ¥3.7 billion, or 8.3%, from fiscal 2005. Gross profit at Mitsubishi Corporation declined in food transactions. However, overall segment earnings rose due to the transfer of LAWSON-related operations from the New Business Initiative Group as well as to solid performances at food and general merchandise-related companies.

Performance of Consolidated Subsidiaries and Affiliates

	Billions of Yen		
	2004	2005	2006
Total profits	¥179.8	¥219.5	**¥349.9**
No. of companies reporting profits	419	394	**443**
Total losses	(14.7)	(31.2)	**(17.8)**
No. of companies reporting losses	96	115	**107**
Percentage of profitable group companies (%)	81%	77%	**81%**

Geographic Information

1) Japan

Operating transactions rose ¥1,455.7 billion, or 10.2%, to ¥15,717.1 billion due to higher transactions at Metal One and the effect of consolidating a food-related company. Gross profit rose ¥39.2 billion, or 6.2%, to ¥675.8 billion mainly due to higher earnings on petroleum-related transactions at Mitsubishi Corporation, growth in earnings at Metal One on strong market conditions for steel products and the consolidation of a food-related subsidiary.

2) U.S.A.

Operating transactions rose ¥150.3 billion, or 18.3%, to ¥973.3 billion due to increased transactions at overseas subsidiaries and petroleum-related subsidiaries. Gross profit rose ¥5.8 billion, or 11.9%, to ¥54.7 billion.

3) Other

Operating transactions increased ¥328.5 billion, or 16.0%, to ¥2,376.8 billion due to higher vehicle sales at automobile-related subsidiaries in Asia and higher sales prices at Australian coal subsidiary MDP. Gross profit increased ¥128.7 billion, or 67.0%, to ¥321.0 billion due to higher earnings on rising sales prices at MDP and higher earnings on transactions at Asian automobile-related subsidiaries.

Note: "Operating transactions" is a voluntary disclosure solely for the convenience of Japanese investors (see Note 1 in the accompanying notes to the consolidated financial statements).

3. Fiscal 2005 Segment Information

Operating Segments

1) New Business Initiative Group

The New Business Initiative Group posted net income of ¥12.3 billion, up substantially by ¥9.8 billion from the previous fiscal year. This reflected large capital gains from investment activities. In addition, strong performances at affiliated companies engaged in logistics, human care, mobile phone and other businesses contributed to the higher earnings. As a result, the New Business Initiative Group posted net income in excess of ¥10.0 billion for the first time since its formation in April 2000.

2) Energy Business Group

The Energy Business Group reported net income of ¥45.8 billion, up ¥15.2 billion, or approximately 49.6%, from fiscal 2004. This reflected higher gross profit on LPG and other transactions at Mitsubishi Corporation due to buoyant market conditions. Furthermore, the business group recorded higher earnings from consolidated subsidiaries and equity-method affiliates and higher dividend income from natural resource development and production companies due to rising crude oil prices and the accompanying increase in natural gas prices as well as higher production volume.

3) Metals Group

The Metals Group posted net income of ¥48.2 billion, up ¥17.2 billion, or 55.4%, on the previous fiscal year. As a result of sharply higher prices of copper, aluminum and other metal resources due to tight supplies worldwide, the business group recorded higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in the production of these metallurgical resources. Metal One, established following the separation of steel products operations two years ago, also contributed to the segment's overall performance with strong results that far exceeded the previous year's performance on the back of a rising steel products market.

4) Machinery Group

The Machinery Group posted net income of ¥55.4 billion, up ¥13.2 billion, or 31.2%, from the previous fiscal year. While revenues decreased in the plant machinery business at Mitsubishi Corporation, gross profit was largely flat overall due to strong automobile export transactions to Asia. Gains on the sale of parent company-owned sections of the Shinagawa Mitsubishi Building that are used for its Shinagawa Office and commercial leasing purposes; higher sales at subsidiaries involved in construction machinery rental in Japan; increased revenues from strong market conditions at subsidiaries involved in ship-related businesses; and strong performances at Asian automobile-related subsidiaries were among other factors that contributed to the higher segment net income.

5) Chemicals Group

The Chemicals Group posted net income of ¥18.1 billion, up ¥4.0 billion, or 28.1%, due to the continuation from the previous fiscal year of strong market conditions, particularly in respect of petrochemicals. Gross profit increased at Mitsubishi Corporation due to higher transactions in line with surging market conditions, and earnings from a Malaysia-based equity-method production affiliate also increased due to strong results. The higher segment net income also reflected the consolidation for the first time of former equity-method affiliate Saudi Petroleum following the purchase of additional shares.

6) Living Essentials Group

The Living Essentials Group posted net income of ¥44.9 billion, up ¥6.1 billion, or 15.8%, from fiscal 2004. Gross profit at Mitsubishi Corporation declined slightly year on year due to lower food commodity and product transactions. However, year-on-year net income increased in the segment as a whole because of gains related to property and equipment, the transfer of LAWSON-related operations to this business group from the New Business Initiative Group, and higher earnings from food-related consolidated subsidiaries and equity-method affiliates due to new acquisitions and other factors. Net income of ¥44.9 billion excluded the goodwill impairment loss on the investment in LAWSON, INC.

Geographic Information

1) Japan

Operating transactions rose ¥1,409.4 billion, or 11.0%, to ¥14,261.4 billion due to higher revenues from strong transactions at Metal One and higher transactions related to petroleum and petrochemical products in line with strong market conditions. Gross profit rose ¥70.4 billion, or 12.4%, to ¥636.6 billion due to such factors as higher earnings from strong transactions at Metal One and the acquisition of new food-related subsidiaries.

2) U.S.A.

Operating transactions rose ¥124.3 billion, or 17.8%, to ¥823.0 billion due to higher natural resource-related transactions at overseas subsidiaries and transactions at energy-related subsidiaries. Gross profit increased ¥8.1 billion, or 19.9%, to ¥48.9 billion for the same reasons.

3) Other

Operating transactions increased ¥422.0 billion, or 25.9%, to ¥2,048.3 billion due to higher automobile-related transactions in Asia and Europe and higher petroleum-related transactions in Asia. Gross profit rose ¥29.8 billion, or 18.4%, to ¥192.3 billion due to such factors as higher ship-related transactions and the acquisition of food-related subsidiaries.

Note: "Operating transactions" is a voluntary disclosure solely for the convenience of Japanese investors.

Performance of Main Consolidated Subsidiaries and Affiliates (Profits over ¥1.0 billion or losses over ¥0.5 billion)

Companies Reporting Profits

Group	Company Name	Share-holding (%)	Equity in earnings of affiliated companies—net (¥ billion) FY2006	FY2005	Main Business
Domestic					
Metals	Metal One Corporation	60.00	19.7	13.6	Steel products operations
Living Essentials	LAWSON, INC.	31.67	7.0	6.4	Franchise chain LAWSON convenience stores
Metals	JECO Corporation	70.00	6.7	5.7	Investment company for Minera Escondida Ltda. copper mines in Chile
Chemicals	SPDC Ltd.	21.09	5.2	3.8	Investment and marketing for petrochemical joint venture in Saudi Arabia
Energy	MPDC Gabon Co., Ltd.	100.00	4.9	1.4	Exploration, development and production of oil in Gabon
Living Essentials	RYOSHOKU LIMITED	50.22	2.9	2.9	Wholesale of food products
Machinery	Nikken Corporation	63.76	2.2	2.5	Rental and sales of construction machinery and other equipment
New Business	MS Communications Co., Ltd.	50.00	2.1	1.4	Mobile communications services and handsets, other communications services and equipment for communications and broadcasting
Energy	Mitsubishi Shoji Sekiyu Co., Ltd.	100.00	1.9	0.7	Marketing and sales of petroleum products
Machinery	Diamond City Co., Ltd.	27.45	1.9	1.4	Development and management of shopping complexes
Chemicals	Mitsubishi Shoji Plastics Corp.	100.00	1.3	0.8	Marketing of synthetic raw materials and plastics
Living Essentials	San-Esu Inc.	89.57	1.3	1.0	Wholesale of confectionery products
Living Essentials	The Nisshin OilliO Group, Ltd.	16.80	1.2	0.5	Manufacturing of vegetable oils
New Business	Nippon Care Supply Co., Ltd.	65.20	1.2	1.2	Marketing and rental of nursing care equipment and items
Energy	Angola Petroleum	51.00	1.1	0.6	Exploring, developing and producing of oil in Angola
Living Essentials	Mitsubishi Shoji Packaging Corporation	88.22	1.1	1.0	Marketing of packaging materials and paper
Machinery	Mitsubishi Auto Credit-Lease Corporation	43.25	1.0	1.0	Car loan arranging, leasing and rental
Living Essentials	MC Knit Corporation	100.00	1.0	(0.1)	Manufacturing and marketing of knitwear and wholesale of yarn for knitwear
Overseas					
Metals	Mitsubishi Development Pty., Ltd. (Australia)	100.00	97.5	24.7	Investment company for coal mining projects
Machinery	Tri Petch Isuzu Sales Co., Ltd. (Thailand)	88.73	9.3	8.9	Distribution of automobiles
Metals	MCA Metals Holding GmbH (Austria)	100.00	7.8	6.5	Investment company for MOZAL aluminum smelter in Mozambique
Metals	M.C. Inversiones Limitaba (Chile)	100.00	7.4	2.2	Investment company for Los Colorados iron ore mine
Metals	Iron Ore Company of Canada (Canada)	26.18	6.8	(0.8)	Iron ore production and sales
New Business	Mitsubishi Corporation Finance PLC (U.K.)	100.00	4.4	1.8	Financial investment company
Machinery	Isuzu Operations (Thailand) Co., Ltd. (Thailand)	80.00	4.1	2.4	Manufacturing of automobiles
Living Essentials	Princes Limited (U.K.)	100.00	4.0	3.7	Manufacturing of food products and soft drinks
Metals	MC Copper Holdings B.V. (The Netherlands)	100.00	3.6	0.7	Investment company for Los Pelambres copper mine in Chile
Corporate	Mitsubishi International Corporation (U.S.A.)	100.00	3.3	3.2	Trading
Living Essentials	MCC Development Corporation (U.S.A.)	30.00	2.2	1.2	Holding company of ready-mixed concrete companies
Machinery	Isuzu Motors Co., (Thailand) Ltd. (Thailand)	27.50	2.0	2.5	Manufacturing of automobiles
Energy	MCX New Ventures, Ltd. (U.S.A.)	100.00	1.9	2.8	Exploration, development and production of oil and gas in the U.S.
Machinery	The Colt Car Company Ltd. (U.K.)	49.00	1.7	1.5	Distribution of automobiles
Machinery	Mitsubishi Electric Hong Kong Group Ltd. (Hong Kong)	20.00	1.7	0.7	Sales, installation and maintenance of elevators
Living Essentials	Indiana Packers Corporation (U.S.A.)	80.00	1.6	1.4	Processing and sales of pork
Chemicals	Metanol de Oriente, METOR, S.A. (Venezuela)	25.00	1.6	1.2	Manufacturing and marketing of methanol
Machinery	Diamond Generating Corporation (U.S.A.)	100.00	1.6	0.7	Independent power producer
Metals	Ryowa Development II Pty., Ltd. (Australia)	100.00	1.6	1.4	Investment company for BOYNE aluminum smelter and sales of aluminum
Corporate	Mitsubishi Corporation International N.V. (U.K.)	100.00	1.4	1.9	Holding company for European subsidiaries
Machinery	MKG Bank GmbH (Germany)	100.00	1.3	1.2	Dealer finance, leasing and consumer finance of automobiles
Metals	TRILAND METALS LTD. (U.K.)	100.00	1.2	0.9	Commodity broker
Living Essentials	Mitsubishi Cement Corporation (U.S.A.)	28.71	1.1	0.8	Manufacturing and marketing of cement
Living Essentials	Alpac Forest Products Inc. (Canada)	70.00	1.1	1.6	Manufacturing and sales of wood pulp
Machinery	MC Machinery Systems, Inc. (U.S.A.)	100.00	1.0	0.3	Distribution and servicing of industrial machinery

Companies Reporting Losses

Group	Company Name	Share-holding (%)	Equity in earnings of affiliated companies—net (¥ billion) FY2006	FY2005	Main Business
Domestic					
Living Essentials	Meidi-ya Corporation	51.00	(1.1)	—	Wholesale of food products and liquor
Energy	Mitsubishi Liquefied Petroleum Gas Co., Ltd.	100.00	(1.6)	(0.1)	Marketing and sales of LPG and LPG equipment
Overseas					
Machinery	Electricidad Aguila de Tuxpan (Mexico)	50.00	(0.8)	(0.2)	Independent power producer
Chemicals	ARSH, INC. (U.S.A.)		(1.4)	(2.5)	Investment business
Machinery	Electricidad Aguila de Altamira (Mexico)	49.00	(2.0)	(0.7)	Independent power producer

4. Fiscal 2006 Operating Environment and Fiscal 2007 Outlook by Operating Segment

1) New Business Initiative Group

The New Business Initiative Group provides functional services, including finance, information and communications, logistics, management and marketing services. With these services, this business group has supported management reforms of corporations and, at the same time, broken into new businesses in markets close to consumers.

In fiscal 2006, the New Business Initiative Group posted net income of ¥19.4 billion. In addition to increased earnings power across the business group as whole, this performance was attributable to gains on the sale of shares following the initial public offering (IPO) of Create Restaurants Inc. and higher equity-method earnings due to MS Communications Co., Ltd.'s acquisition of Carsonic Communications. Other contributors were gains on the sale of Ripplewood Holdings shares and KDDI shares, as well as one-time gains such as gains on derivate instruments at finance subsidiaries.

Looking broadly at this business group's current business environment, the maturation of society and industry and changing structure of the population in Japan as well as IT innovation are bringing about associated changes in how companies are managed and consumer behavior. These trends are interacting to spawn new business opportunities. Framed against this backdrop, we have witnessed the emergence of a real estate investment fund (REIT) market and the development of corporate revitalization funds, typifying the trend in Japan of companies using various types of funds to tap capital markets. This business environment has been creating an increasing number of opportunities to provide new financial instruments that leverage various financial products and the knowledge we gain as a *sogo shosha* from our extensive industry network.

As the IT revolution spurs the advancement of technologies, it is also making them more sophisticated. The effective use of ever-more sophisticated IT is the lifeblood of a company. Thus, there is growing demand for information and communications solutions that only we can offer. Instead of providing only technology, we can deliver comprehensive services extending to support for the application of IT in actual businesses.

In the logistics field, global and borderless distribution networks are in demand. This is particularly true in China, which continues to grow at a fast rate. Having been involved for many years in international trade, we have an enormous advantage in building such networks.

Interest is rapidly increasing in medical and nursing care in Japan as the country's birth rate declines and the population ages. As they come under more intense scrutiny from consumers, hospitals and nursing care facilities are under pressure to operate more efficiently. Changes in consumer behavior are also creating new business opportunities in various fields other than the medical and nursing care domains. These new opportunities present a perfect chance for us to leverage our collective strengths as a *sogo shosha.*

The New Business Initiative Group has five divisions: Financial Services, Information & Communication Technology Business, Logistics Services, Human Care Business and Media Consumer Business. It also has 100 business investees that are the platform for realizing the strategies of each of these divisions. Through the interplay of these divisions and portfolio companies, the New Business Initiative Group has set a goal of achieving net income in excess of ¥15.0 billion for the second year running in the fiscal year ending March 31, 2007.

2) Energy Business Group

Continuing on from 2004, crude oil prices remained extremely high in 2005. One reason was a steady increase in demand for petroleum in the U.S., China and elsewhere in the world. But inadequate crude oil production and refining capacity, increasing geopolitical risks, damage caused by hurricanes to crude oil production and refining facilities in the south of the U.S. and further inflows of speculative funds also propped up oil prices at a high level. Hurricane Katrina, which made landfall in the southern United States at the end of August 2005, in particular, crippled crude oil and gas production facilities and oil refineries in the region, driving up the price of WTI crude oil to an historic high of US$70.85 per barrel. This business group benefited from the effect of the rise in the oil price, posting all-time-high net income for fiscal 2006 of ¥75.1 billion.

Crude Oil Price (Dubai Spot Price)


(US$/BBL)
60
50
40
30
20
10
01.4
02.4
03.4
04.4
05.4
06.3

In terms of the outlook for 2006, petroleum demand is expected to continue to increase. At the same time, there will be no change in the limited amount of crude oil production and refining capacity. Coupled with ever-increasing political unease in the major oil producing countries of Nigeria, Iran and Venezuela, this situation suggests that there is little likelihood of a major drop in crude oil prices. Indeed, it is quite likely that the price of crude oil will remain high. With all OPEC (Organization of the Petroleum Exporting Countries) member countries continuing to produce at or near full capacity, a supply problem could lead to a further run-up in the price of crude oil since there is almost no spare capacity to cover for such an eventuality. Another issue concerns changes to gasoline quality regulations in the U.S. in response to environmental problems. A spike in the gasoline price caused by rising concerns about tight supplies due to this change would also push up the crude oil price. The crude oil price over the last few years has remained at a high level not seen in the past. Oil price forecasts differ widely as a result, underscoring the increasing difficulty of making an accurate projection for oil prices.

The projected net income for this business group in fiscal 2007 assumes a crude oil price of US$55/BBL (Dubai spot price). The Energy Business Group owns upstream rights to LNG and oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei, the U.S., including the Gulf of Mexico, and other parts of the world. Therefore, the Energy Business Group's operating results are subject to the effects of fluctuations in the price of crude oil. A US$1/BBL change in the price of crude oil has an approximate ¥1.0 billion effect on net income, mainly through a change in equity-method earnings. However, because of timing differences, this price fluctuation might not necessarily be reflected immediately in our operating results in the fiscal year in which it occurs.

3) Metals Group

In the metals & mineral resources business, supplies of ferrous raw materials and non-ferrous metals have been conspicuously tight since the latter half of 2003 due to rapid economic growth in the BRICs countries, especially China. In fiscal 2006, supplies tightened further, resulting in a year-on-year increase of approximately two times in the annual contract price for ferrous raw materials. Prices of non-ferrous metals, particularly copper, also remained high throughout the past year due to a tight supply of copper as well as speculative money inflows. The average annual price in 2005 for copper cathode rose by close to 30% from US$1.30 per pound in 2004 to US$1.70 per pound. Meanwhile, the price of primary aluminum ingots rose from US$1,720 per tonne to US$1,900 per tonne over the same period. Reflecting these higher prices, equity-method earnings rose sharply at consolidated subsidiaries engaged in the metals & mineral resources business.

FOB Price of Australian Coking Coal Shipped to Japan



(US$/tonne)
140
110
80
50
20
01
02
03
04
05

Aluminum Price



(US$/tonne)
2,500
2,100
1,700
1,300
900
01.4
02.4
03.4
04.4
05.4
06.3

Copper Price



(US$/lb)
2.5
2.0
1.5
1.0
0.5
0
01.4
02.4
03.4
04.4
05.4
06.3

Highlighting this was a near four-times increase in net income at Australian coking coal company MDP from ¥24.7 billion in fiscal 2005 to ¥97.5 billion in fiscal 2006.

Reflecting current tight supplies and rising prices, a number of mine expansions have been announced. However, because a lead time of several years is required before the benefits of increased production will show through, and because expansion of capacity at smelters is not keeping pace with mine expansion, supplies are expected to remain tight in 2006. The increasing difficulty in realizing viable projects due to rising project costs, such as much higher prices for materials and equipment, is also contributing to this situation. The price of coking coal for fiscal 2006 rose to an unprecedented level. However, the price of coking coal is trending downward from this high level, giving rise to forecasts of a year-on-year fall of several percent. In terms of non-ferrous metals, both key copper and aluminum prices are trading in a high band. Under these circumstances, equity-method earnings of consolidated subsidiaries in fiscal 2007 are expected to remain at a high level on a par with fiscal 2006 in both the ferrous and non-ferrous raw materials businesses, particularly at MDP.

In the steel products business, driven by rapidly rising demand for steel in China, world raw steel production in 2005 topped 1.1 billion tonnes and prices of steel products surged. Supported by these market conditions, Metal One, which was established by joint investment of Mitsubishi Corporation (60%) and Sojitz Corporation (40%) in January 2003, recorded net income for fiscal 2006 of ¥32.9 billion, eclipsing fiscal 2005's ¥22.7 billion. With forecasts calling for continued firm growth in prices based on rising steel demand in Asia, particularly China, Metal One is projecting net income for fiscal 2007 of ¥30.0 billion, similar to the fiscal 2006 result.

4) Machinery Group

A manufacturing and sales business for commercial vehicles in Thailand, operated as a joint venture with Isuzu Motors Limited, is an earnings pillar of the Machinery Group's automobile operations. The Thai economy remained strong in fiscal 2006, recording a GDP growth rate of approximately 5%. Reflecting this economic vitality, total sales of passenger cars and commercial vehicles in Thailand during the same period reached 703,000 units, an all-time high. Backed by this increasing automobile demand, Tri Petch Isuzu Sales Co., Ltd. (TIS), the core sales company in our Thai automobile operations, saw sales increase. Our equity-method earnings in this company in fiscal 2006 were ¥9.3 billion. Looking ahead, although rising petroleum prices and other factors give cause for concern, with the Thai economy remaining relatively stable, fiscal 2007 sales of automobiles in Thailand are expected to continue to grow. However, competition is expected to intensify in the Thai market, fueled by the launch of new vehicles by other automakers and other factors.

Power and electrical system plant export operations are another pillar of the Machinery Group's earnings. In fiscal 2006, continuing on from fiscal 2005, we won a large number of orders for plants and underground electricity transmission line projects as we diversified our sources of supply. Orders were won in mainstay markets of Asia, including China, Mexico, and the Middle East, such as in Saudi Arabia and Dubai. With robust demand for facilities expected worldwide, including in China, ASEAN countries, Europe and the Middle East, forecasts call for continued growth in demand through 2010. We plan to bolster our functions in response to this and expect to receive many orders as a result. We will also concentrate on expanding our after-sales service business for the large number of plants we have supplied to countries around the world to date.

In the project development business, we have actively engaged in real estate securitization and liquidation-related businesses, which have continued to grow rapidly in recent years in Japan. On a market capitalization basis at the end of 2005, the J-REIT and private funds markets had grown to approximately ¥3.0 trillion and ¥3.3 trillion, respectively, highlighting the business chances related to various real estate funds. With cooperation from the New Business Initiative Group, the Machinery Group is concentrating on increasing the assets of Japan Retail Fund Investment Corporation (JRF), a listed J-REIT focused on retail properties that is managed by Mitsubishi Corp.-UBS Realty Inc. Concurrently, we aim to establish and list industrial J-REITs with a particular focus on logistics-related facilities. Furthermore, through Diamond Realty Management Inc., an asset management company for private funds, we are determined to expand our business domains further by managing private funds for retail properties and multi-family residential properties with the active participation of Japanese and foreign institutional investors. Leveraging our accumulated knowledge and expertise in project development, we will actively engage in development and construction businesses, undertaking on our own the development of properties for sale to these real estate funds.

5) Chemicals Group

In the global chemical products market in fiscal 2006, demand and supply generally remained in balance. There were short-term changes in the supply-demand equation caused by interruptions in the production of crude oil and naphtha, key feedstocks for petrochemicals, due to the impact of hurricanes in the U.S. However, chemical product prices remained firm as the crude oil price hovered at a high level and demand was robust in Asia, most notably in China and India.

Under these circumstances, the Chemicals Group posted record earnings in fiscal 2006. One reason was our ability to conduct trading activities in the commodity chemicals field that accurately tapped into market and price trends. Further-

more, in the functional chemicals field, we continued to make steady progress with strategies designed to strengthen value chains. Stepped up activities at spin-offs and sales companies also contributed to this business group's performance. In the advanced sciences and technologies field, we made progress with activities to nurture new business models.

Looking ahead at the chemical products market, two regions/countries are important in terms of forecasting market conditions. One is the Middle East, where new capacity upgrades are planned at large-scale petrochemicals plants. The other is China, where the demand-supply balance is difficult to forecast due to increased domestic industrial output as demand for chemical products continues to increase. With most of the facility expansions in the Middle East planned for around 2008, the demand-supply equation, particularly for petrochemicals, is expected to remain largely in balance for the time being. However, there are concerns about excessive competition in the downstream sector even as the high cost of crude oil continues to push up feedstock costs. Consequently, it may become difficult to pass the feedstock prices on to end-product prices beginning in the second half of 2006. This outlook means that market conditions must be closely monitored.

In the short term, the prevailing view is that markets will remain relatively stable. However, attention must be paid to trends in the increasingly complex Chinese market and to the effect of weather and geopolitical risks on natural resources, the feedstocks for chemicals products. While maintaining a close eye on these trends, we plan to step up trading and business investments to respond to market needs.

6) Living Essential Group

In the target markets of the Living Essentials Group, competition is intensifying on a global basis and across traditional industry boundaries, fueled by the vigorous entry of players from other industries into the consumer market. While on one hand the Japanese population, the foundation of this group's clothing, food and housing sector, is in decline, on the other, consumer values are increasingly diversifying. There is now increasing demand for distinctive value in terms of healthy and comfortable lifestyles, freshness, quality and brand. In a market environment that continues to change more than ever, companies must accurately identify consumer needs and immediately provide products and services that cater to these needs.

In the core food sector, we are taking steps to further strengthen our product and procurement capabilities, the core functions of a trading company. Putting food safety and reliability first, we will establish traceability systems, as we seek to contribute to Japan's food sector, while considering the global supply-demand balance. Strengthening capabilities in intermediary distribution by supplying a full range of products, differentiating our services and raising efficiency will remain one of our key strategies. In addition to RYOSHOKU LIMITED, Meidi-ya Corporation, confectionery wholesaler San-Esu Inc. and other Group companies, we will expand activities with trusted customers. In this way, we will continue to build a nationwide network and an optimal distribution framework matched to regional food cultures, as well as continue to conduct activities in the take-out meal and delicatessen sectors.

Overseas, we are seeking to increase sales of products to consumers. Based on a global procurement capability such as for grain and soybeans through AGREX, Inc. in North America, we will expand sales in Asian countries, where growth is expected. In Europe, we are targeting further growth centered on U.K.-based food products and soft drinks manufacturer Princes Limited. Conducting M&As forms part of our strategy.

In terms of activities in the retailing sector, to raise the corporate value of LAWSON, INC., we will continue to focus on supporting the development of new products and business models. Furthermore, we plan to strengthen activities with Life Corporation, in which we increased our equity interest in fiscal 2006.

In April 2006, we established the Life Style Division. The goal of this division is to strengthen our ability to supply comprehensive services in lifestyle-related fields, with a particular focus on clothing and housing. In the apparel field, we are forming alliances with SPA companies (specialty store retailers of private label apparel) to expand activities in cross merchandising, which includes footwear, furniture and household goods as well as apparel. Moreover, in the housing and construction materials field, our approach is to step up activities in housing-related sectors in light of continued strength in the cement business in the U.S. and China. In paper and packaging, based on activities with food manufacturers, convenience stores and other end users, we will strengthen our comprehensive framework for supplying everything from raw materials to products. Another area of focus will be the automobile-related field, especially tires and functional materials.

5. R&D Activities

Research and development costs in fiscal 2006 were ¥2.3 billion. Included in these costs are expenses relating to a re-encryption project being conducted by Mitsubishi Corporation's Technology & Business Development Dept.; development expenses for Highly-compressed Hydrogen Energy Generators (HHEG) that are being developed by the Energy Business Development Unit; and exploration expenses at consolidated subsidiary MDP.

6. Liquidity and Capital Resources

1) Fund Procurement and Liquidity Management

Our basic policy concerning the procurement of funds to support business activities is to raise funds in a stable and cost-effective manner. When procuring funds, we select and utilize,

as needed, both direct financing, such as commercial paper and corporate bonds, and indirect financing, including bank loans. We select the most advantageous means according to market conditions at the time. Because of our strong reputation in capital markets, we can procure funds at low interest rates. Regarding indirect financing, we maintain good relationships with a broad range of financial institutions in addition to our main banks, including foreign banks, life and non-life insurance companies and regional banks. This diversity allows us to procure funds on terms that are cost competitive.

In fiscal 2006, we procured funds under a basic policy of continuing to replace long-term debt, where maturities are currently peaking. In accordance with this policy, and as part of our efforts to use diverse means to procure long-term funds, we procured ¥60.0 billion by continuing to use a syndicated loan arranged in fiscal 2005. However, the amount we procured was less than we repaid during the fiscal year as we continued to recover our investments and focused on cost targets in procuring funds. As a result, on March 31, 2006, total interest-bearing liabilities at Mitsubishi Corporation stood at approximately ¥2,500.0 billion. On a consolidated basis, gross interest-bearing liabilities were about ¥3,800.0 billion. Of Mitsubishi Corporation's gross interest-bearing liabilities, approximately 90% represented long-term financing (approximately 83% on a consolidated basis), and the average remaining period was about 5 years. In fiscal 2007, we anticipate demand for new long-term financing as we implement our growth strategy. However, we are seeing major changes in the financial environment brought about by such factors as the Japanese government's abandonment of its quantitative easing policy. Consequently, we believe that it is highly unlikely that the current historically low cost of procuring long-term funds will continue. Accordingly, our basic policy will be to strike a balance between long-term and short-term fund procurement. This policy will see us continue procuring long-term funds, but with a close eye on costs, and utilizing commercial paper more than in the past.

Working Capital, Current Ratio


(¥ billion)
(%)
1,600
200
1,200
150
800
100
400
50
0
0
02.3
03.3
04.3
05.3
06.3

Working Capital (Left)
Current Ratio (Right)

We have a group financing policy, centered on Mitsubishi Corporation, in which domestic and overseas finance companies, overseas subsidiaries and other entities raise their own funds for distribution to business investees, particularly in Japan. As of March 31, 2006, group financing accounted for around 65% of the gross interest-bearing liabilities of business investees subject to this policy. Looking ahead, our policy is for fund procurement to be conducted principally by the parent company and domestic and overseas finance subsidiaries with the aim of securing a more stable supply of funds for the group, including for overseas business investees. We also plan to create a system whereby excess funds of business investees can be used as needed to meet the funding needs of other business investees.

The current ratio as of March 31, 2006 was 130% on a consolidated basis. Management therefore believes that its financial position is very sound from the perspective of liquidity. Mitsubishi Corporation, Mitsubishi International Corporation (U.S.A.) and Mitsubishi Corporation Finance PLC (U.K.) as of March 31, 2006 had ¥268.4 billion in short-term debt, namely commercial paper and bonds scheduled for repayment within a year. But, since the sum of cash and deposits, bond investments due to mature within a year, trading securities and a commitment line is ¥849.7 billion, we believe we have a sufficient level of liquidity to meet current obligations. The coverage ratio for short-term debt is 317%.

Mitsubishi Corporation has a yen-dominated commitment line of ¥310.0 billion with major Japanese banks and a commitment line of US$1.5 billion with leading U.S. and European banks. We have thus secured sufficient liquidity to supply funds to both group companies and to the parent company.

To raise funds in global financial markets and ensure smooth business operations, we obtain ratings from three agencies: Rating and Investment Information, Inc. (R&I), Moody's Investors Service and Standard and Poor's (S&P). Our current ratings (long-term/short-term) are AA-/a-1+ (stable outlook) by R&I, A2/P-1 (outlook positive) by Moody's, and A/A-1 (outlook stable) by S&P.

In November 2005, S&P put Mitsubishi Corporation and four other *sogo shosha* on credit watch, signaling that it was reviewing their ratings with the view to a possible upgrade. Subsequently, following an annual review meeting with Mitsubishi Corporation and the consideration of other items, S&P lifted this credit watch in February 2006 and announced that it had raised Mitsubishi Corporation's long-term and short-

term ratings by one notch from A- to A and from A-2 to A-1, respectively. S&P cited the following three reasons for the rating upgrade: the increase in shareholders' equity due to rising earnings and an increase in capital; improved profitability stemming from the prioritization of resources; and an enhanced risk management structure. At the same time, S&P stated that ratings could be downgraded again if there is a major deterioration in the balance between risk exposure and the buffer provided by shareholders' equity due to an increase in the concentration of risk and a larger-than-expected increase in investments as all five *sogo shosha* continue to increase investments in and advances to affiliates.

Furthermore, as a result of a rating review conducted in June 2006, Moody's upgraded Mitsubishi Corporation's long-term and short-term ratings from A3 to A2 and from P-2 to P-1, respectively, and with a continued outlook of positive. In raising its rating of Mitsubishi Corporation, Moody's cited the continued and substantial improvement in key financial indicators (net income and ROA) and improved debt-to-equity ratio of Mitsubishi Corporation, the strategy for future investments aimed at improving the balance between operating segments susceptible to market conditions and other operating segments, and an emphasis on improving the ratio of shareholders' equity to long-term investments on the balance sheet.

Based in part on the comments of rating agencies, our policy is to maintain the proper balance between growth in shareholders' equity through the accumulation of earnings and the increase in new investments.

Rating Information

Credit Agency	Long-term/Short-term
Rating and Investment Information, Inc. (R&I)	AA-/a-1+ (outlook stable)
Moody's Investors Service	A2/P-1 (outlook positive)
Standard and Poor's (S&P)	A/A-1 (outlook stable)

Interest Coverage Ratio

	Billions of Yen		
	2004	2005	**2006**
Operating income	¥130.5	¥183.4	**¥349.9**
Interest income	29.4	41.5	**46.1**
Dividend income	28.2	42.4	**68.1**
Total	188.1	267.3	**464.1**
Interest expense	(40.0)	(43.2)	**(50.5)**
Interest coverage ratio (times)	4.7	6.2	**9.2**

*Operating income = Gross profit – (Selling, general and administrative expenses + Provision for doubtful receivables)

2) Total Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2006 exceeded ¥10,000 billion, increasing ¥1,317.9 billion, or 14.5%, from a year ago to ¥10,411.2 billion.

Current assets rose ¥517.6 billion, or 10.6%, to ¥5,383.5 billion. This reflected an increase in trade receivables due to the consolidation of a domestic food-related company and rising prices for energy and metallurgical resources, as well as higher inventories at Mitsubishi Corporation and Metal One due to rising prices for steel products.

Total investments and non-current receivables increased ¥644.6 billion, or 23.3%, to ¥3,415.7 billion. This was due to an increase in investments, including an additional investment in an affiliate in the Sakhalin II Project, investments in overseas private-sector IPP businesses, the purchase of shares in Life Corporation and increases in unrealized gains due to IPOs at certain portfolio companies.

Property and equipment—net increased ¥100.1 billion, or 8.2%, to ¥1,327.3 billion mainly due to capital expenditures to expand production at MDP, capital expenditures at overseas IPP businesses and the purchase of aircraft leasing assets.

Total liabilities increased ¥406.3 billion, or 5.5%, year on year to ¥7,764.3 billion.

Current liabilities increased ¥281.0 billion, or 7.3%, to ¥4,141.4 billion, despite the repayment of short-term debt at Mitsubishi Corporation and overseas finance subsidiaries. This increase was mainly due to the consolidation of a domestic food-related company and an increase in trade payables due to rising commodities prices.

Long-term debt was ¥2,877.1 billion, ¥91.0 billion, or 3.1%, lower than a year ago because of the conversion of convertible bonds. Excluding these bonds, long-term debt increased.

Deferred income taxes liabilities increased ¥257.8 billion, or 123.4%, to ¥466.7 billion, mainly as a result of an increase in unrealized gains on listed shares.

Minority interests increased ¥36.8 billion, or 15.9%, to ¥267.7 billion, the result mainly of higher earnings at subsidiaries.

Total shareholders' equity increased for the second consecutive year, rising by ¥874.8 billion, or 58.1%, to ¥2,379.3 billion. In addition to an increase in net income, the increase reflected a large ¥266.0 billion increase in net unrealized gains on listed securities due to rising share prices. Other factors behind the substantial rise in total shareholders' equity were an improvement in minimum pension liability adjustments due to the elimination of the pension shortfall at Mitsubishi Corporation and an improvement in foreign currency translation adjustments resulting from depreciation of the yen against the U.S. dollar and Australian dollar.

Net interest-bearing liabilities, gross interest-bearing liabilities minus cash and cash equivalents, at March 31, 2006 were ¥3,148.7 billion, ¥281.6 billion less than a year ago. As a result, the net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at year-end, declined from 2.3 times at March 31, 2005 to 1.3 times.

Interest-Bearing Liabilities, Net Debt-to-Equity Ratio, Return on Invested Capital (ROIC) (core earnings)

	Billions of Yen		
	2004	2005	**2006**
Short-term debt	¥1,025.2	¥1,115.4	**¥ 860.7**
Long-term debt	2,987.2	2,927.1	**2,885.1**
Total shareholders' equity	1,224.9	1,504.5	**2,379.3**
Net debt-to-equity ratio (times)	2.9	2.3	**1.3**
ROIC (core earnings) (%)	3.9	6.0	**8.7**

3) Cash Flows

Cash and cash equivalents at March 31, 2006 were ¥646.3 billion, ¥77.3 billion, or 13.6%, higher than a year ago. This was mainly the result of an increase in cash resulting from strong operating activities in fiscal 2006.

Net cash provided by operating activities was ¥336.3 billion, despite an increase in working capital requirements at Metal One owing to an increase in transactions due to favorable movements in steel product prices. The increase in cash flows reflected strong dividend income, mainly from natural resource-related companies, and a large increase in inflows from operating transactions due to improved profitability at MDP.

Cash Flows


(¥ billion)
400
300
200
100
0
–100
02.3
03.3
04.3
05.3
06.3

Net Cash Provided by (Used in) Operating Activities
Net Cash Provided by (Used in) Investing Activities
Free Cash Flows

Net cash used in investing activities was ¥94.5 billion. Although cash was provided by the redemption of bonds targeting interest rate spreads at Mitsubishi Corporation and an overseas finance subsidiary, these inflows were outweighed mainly by investments in the Sakhalin II Project, overseas IPP businesses and Life Corporation, as well as capital expenditures to expand production at MDP.

However, net cash used in investing activities was more than offset by net cash provided by operating activities, resulting in an increase in free cash flows to ¥241.8 billion.

Net cash used in financing activities was ¥187.9 billion, despite an increase in cash from higher borrowings in line with working capital requirements at Metal One. The main uses of cash were repayments of long-term debt commensurate with the redemption of bonds at an overseas finance subsidiary and the repayment of borrowings by efficiently using Group funds.

7. Strategic Issues

1) Management Issues and Plans

Medium-term Management Plan—INNOVATION 2007

In July 2004, we launched a four-year medium-term management plan called INNOVATION 2007. The theme of this plan is "Opening Up A New Era," which embodies our determination to harness and embrace change to open up a new era with the ultimate goal of sustaining growth over the medium and long terms.

■ **The Vision**

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

This vision entails leveraging our participation in all manner of industries on a global basis, one of our defining strengths. The objectives are to create new businesses for the future as well as to create new paradigms by changing industries based on market needs. In this way, we will help customers and contribute widely to industries and society at large. We are therefore aiming to be "a new industry innovator" that contributes to society by growing while opening pathways to the future.

■ **The Plan's Timeframe**

INNOVATION 2007 covers a four-year period from fiscal 2005 to fiscal 2008. The plan envisions a triple jump growth process—"hop," "step" and "jump." The first two years of the plan, fiscal 2005 and fiscal 2006, were designated as the "hop" period, with the subsequent two years, fiscal 2007 and fiscal 2008, the "step" stage. Through this four-year period, our goal is to set the stage for medium- and long-term growth in the subsequent "jump" stage. Having completed the "hop" period in fiscal 2006, we entered the second stage of our business plan in April 2006.

■ **Three Basic Concepts**

As we aim to be "a new industry innovator," we are taking management actions to achieve the three basic concepts of INNOVATION 2007.

(1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

(2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)

(3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

(1) Grasp Change and Open Up A New Era for MC (Medium- to Long-term Growth Strategy)

a. Strengthening Core Businesses

Our strategy is to concentrate management resources in areas that are expected to grow and where we can leverage our strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses.

During the "hop" period, we made investments totaling approximately ¥700 billion over 2 years. Investments included LNG projects on Sakhalin Island and in Western Australia; oil and gas exploration and production in the U.S. Gulf of Mexico and elsewhere; Australian coal operations; the purchase of MMC shares; the purchase of Isuzu Motors Limited shares; overseas IPP businesses; the purchase of shares in SPDC Ltd.; investments in Japanese distributors and food manufacturers; and the REIT business.

b. Create New Businesses That Meet Societal and Customer Needs

We aim to create and grow new businesses that transcend the frameworks of existing business groups by changing existing businesses based on societal and customer needs. We plan to target the following main fields: the industrial finance business, where we have considerable expertise; consumer-centric businesses; medical and nursing care-related businesses; businesses with a connection to the environment; and new technology-related businesses.

(2) Develop Human Assets (Motivate Employees and Enhance Their Business Sensitivity)

We are putting in place systems and creating the environment, as outlined below, for nurturing and retaining human resources and for motivating employees further. In April 2006, we established the HRD (Human Resources Development) Center to strengthen this organizational framework in an integrated manner.

a. Nurture and Retain Human Resources to Support Growth

We recognize the importance of our obligation to develop human resources with outstanding business sensitivity and trust as the foundation of our business. Based on this recognition, we are grooming people with the ability to function as CEOs and CFOs of our subsidiaries and affiliated companies, as well as further grooming reliable people with the ability to build businesses responding to customers' needs, which has been in line with our basic human resource management policy.

b. Systems to Motivate Employees Further

Ongoing efforts are being made to establish personnel systems, such as evaluation and training systems, so as to further motivate employees and bring out the best in them.

(3) Reinforce Internal Systems (Continuously Strengthen the Management System)

To support our growth strategy, we are further strengthening our management system.

a. Our basic management infrastructure, which promotes the prioritization of strategic business fields, encompasses balance sheet management methods, Mitsubishi Corporation Value Added (MCVA) and the Business Unit (BU) system. Under this infrastructure, we are further strengthening the management of our business portfolio.

b. We are strengthening and continuously improving internal control systems on a consolidated basis so as to ensure compliance, proper financial reporting and the efficient monitoring, managing and handling of all business risks in a systematic manner.

c. We are refining management systems using IT and establishing systems that provide accurate Group management information on a timely basis.

■ **Revision of INNOVATION 2007 Numerical Targets**

In the two-year "hop" period, the first half of INNOVATION 2007, we successfully prioritized strategic business fields and also benefited from factors such as surging energy and natural resource prices. Together, these factors enabled us to post consolidated net income of ¥182.4 billion in fiscal 2005 and ¥350.0 billion in fiscal 2006. For three consecutive years we have set new bottom-line records.

In light of our performance during the "hop" period and the prevailing operating environment, we have revised our plan for the "step" period, which covers fiscal 2007 and fiscal 2008.

The "step" period is positioned as a period for building on our achievements thus far to set the stage for taking Mitsubishi Corporation to a new, even higher level of excellence in the subsequent "jump" stage. For this, we plan to invest around ¥1,200.0 billion over the next 2 years to drive further growth in the years ahead. By making these investments and strengthening existing businesses, our goal is

ultimately to deliver consolidated net income of at least ¥400.0 billion during the "jump" period following the end of INNOVATION 2007*. We will also focus on ROE as a key management yardstick with the aim of achieving an average of 15% over the medium and long terms.

For fiscal 2007, the first year of the "step" period, we are forecasting consolidated net income of ¥370.0 billion, ¥20.0 billion higher than the ¥350.0 billion we posted in fiscal 2006.

*This goal assumes no major change in the current economic environment. We may revise our target if there is such a major change.

■ About Stakeholders

Our stance on stakeholders is expressed in a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. Our goal is to be a company that wins the recognition of all stakeholders.

2) Basic Policy Regarding the Appropriation of Profits

We have based our dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. At the same time, since fiscal 2005, we have also taken into consideration net income, as well as retained earnings available for dividends to directly return profits to shareholders in line with operating results in each fiscal year. The dividend applicable to fiscal 2005 was ¥18 per share.

Moving forward, due to the existence of abundant investment opportunities, our basic policy will continue to be to use retained earnings for investments that will drive growth while paying a dividend that reflects the amount of earnings. While also taking into consideration the need for funds to invest, the financial condition of the parent company and other factors, we will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

In accordance with this stance, we paid a dividend of ¥35 per common share applicable to fiscal 2006 in consideration also of the increase in consolidated net income.

We plan to pay a dividend of around ¥35 per share for fiscal 2007, providing we achieve our current consolidated net income forecast of ¥370.0 billion.

3) Main Investment Activities and Business Restructuring

In August 2005, we purchased additional shares in Life Corporation, which operates a supermarket chain in the Tokyo metropolitan area and Kinki region that mainly sells groceries. Since this additional investment, combined with shares purchased in the past, brought our shareholding to 20%, Life Corporation became an equity-method affiliate. As part of our strategy to strengthen ties with this affiliate, we have been sending executives to Life Corporation since 1992. To deepen these ties even further, we plan to cooperate with Life Corporation through the food business and in other ways with the goal of raising its corporate value.

In March 2006, in a joint venture with CLP Holding Limited (CLP), a Hong Kong-based electricity generation and distribution company, we established OneEnergy Limited to develop and operate private power generation projects in Asia. We have long positioned the overseas IPP business as one of our core businesses. In line with this policy, we have rapidly expanded our IPP business mainly in the U.S. However, with the Asian market expected to experience steady growth in demand for electricity, we decided to launch this joint venture with the CLP Group, one of the largest power utilities in Asia, as a strategic move to strengthen activities in the region. Bringing to bear our IPP track record and network overseas and the CLP Group's technical expertise, plans call for the joint venture to develop new power generation projects and acquire existing generation assets mainly in Southeast Asia and Taiwan.

During the past year, we decided to spin off and transfer MC's LPG Unit to subsidiary Mitsubishi Liquefied Petroleum Gas Co., Ltd. (MLPG), which was then merged with Idemitsu Gas and Life Co., Ltd., a wholly owned subsidiary of Idemitsu Kosan Co., Ltd. The goal of this restructuring was to create a new, highly competitive company that is capable of business expansion and capturing optimal synergies through the integration of the LPG businesses of MC and Idemitsu Kosan in all fields from importing and trading to domestic distribution and sales. The new company, called Astomos Energy Corporation, commenced operations on April 1, 2006 as Japan's largest primary distributor of LPG, meeting approximately 20% of domestic demand.

4) Outlook for the Year Ending March 31, 2007

We are forecasting consolidated operating transactions of ¥19,200.0 billion, about the same as in fiscal 2006.

Gross profit is expected to increase ¥58.5 billion to ¥1,110.0 billion due to steady growth in metal and food-related subsidiaries.

Net income is projected to rise ¥20.0 billion to ¥370.0 billion based on higher gross profit, although interest expenses are expected to increase due to rising interest rates.

Our forecasts assume an exchange rate of ¥110.0 to US$1, a crude oil price of US$55.0/BBL and an interest rate (TIBOR) of 0.30%.

Exchange Rates of Major Currencies


(¥)
150
100
50
0
01.4
02.4
03.4
04.4
05.4
06.3
US$
A$
Euro
Yuan

Nominal GDP Growth Rates of Major Countries / Regions


(%)
20
10
0
-10
01
02
03
04
05
Japan
Brazil
U.S.A.
India
China
Eight Asian Countries / Regions (Singapore, Thailand, Indonesia, Philippines, Malaysia, Hong Kong, South Korea, Taiwan)

Reference: Changes of Basic Assumptions

	FY2007 (Est.)	FY2006 (Act.)	Change
Exchange rate	¥110.0/US$1	¥113.3/US$1	-¥3.3/US$1
Crude oil price	US$55.0/BBL	US$53.5/BBL	+US$1.5/BBL
Interest rate (TIBOR)	0.30%	0.09%	+0.21%

Note: Earnings forecasts and other forward-looking statements in this annual report are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

8. Business Risks

1) Risks of Changes in Global Macroeconomic Conditions

As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.

Moreover, economic conditions in China may have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses, including automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile operations.

2) Market Risks

(Unless otherwise stated, calculations of effects on equity-method earnings are based on consolidated results for fiscal 2006.)

(1) Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)
We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate ¥1 billion effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not be immediately reflected in our operating results because of timing differences.

(Metal Resources)
Through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), we produce and sell more than 29 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of long-term contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2007 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2007. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2007, a US$1 fluctuation in the average export price per one ton of coal sold by MDP would have an approximate ¥2 billion effect on our consolidated net income. However, MDP's operating results cannot be determined through the above sensitivity analysis alone since its operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs, and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. A US$100 fluctuation in the price per one tonne of copper would have a ¥450 million effect, while a US$100 fluctuation in the price per one tonne of aluminum would have a ¥1.0 billion effect on our consolidated net income.

(Petrochemical Products)
We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as ethylene glycol, paraxylene and methanol in Saudi Arabia, Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

(2) Foreign Currency Risk
We bear some risk of fluctuations in foreign currency rates relative to the yen in the course of our trading activities. While we use forward contracts and other hedging strategies, there is no assurance that we can completely avoid foreign currency risk.

In addition, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, and because most of these earnings are denominated in foreign currencies, which are converted to yen solely for reporting purposes, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a ¥1 change relative to the U.S. dollar would have an approximate ¥1.9 billion effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments, such as by hedging foreign currency risks with respect to new large investments. However, there is no assurance that we can completely avoid these risks.

(3) Equity Price Risk
As of March 31, 2006, we owned approximately ¥1,740.0 billion (market value basis) of marketable equities, mostly equity issues of customers, suppliers and Group companies. These investments expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately ¥1,100.0 billion based on market prices, a figure that could change depending on future trends in equity prices.

A fall in equity prices could cause an increase in pension expenses by reducing pension assets and consequently increasing the pension shortfall. Accordingly, in managing pension assets, we have an investment policy that puts emphasis on so-called absolute returns, i.e. an investment strategy aimed at generating fixed returns, without being influenced by fluctuations in market indexes. However, there is no assurance that we can completely shield investments from the effect of falling equity prices.

(4) Interest Rate Risk

As of March 31, 2006, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately ¥3,800.0 billion. Because almost all of these liabilities bear floating interest rates, there is a risk of an increase in interest expenses caused by a rise in interest rates.

However, while there is a time lag, interest rate risk is offset with respect to the vast majority of these liabilities by trade receivables, loans receivable and other operating assets, because higher interest rates produce benefits for us with regard to these items. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities, property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, we believe that these expenses would be offset by an increase in income from the corresponding asset holdings.

To monitor market movements in interest rates and respond flexibly to market risks, we established the ALM (Asset Liability Management) Committee. This committee establishes fund procurement strategy and manages interest rate risk exposure.

However, our operating results may be significantly affected temporarily if a rapid rise in interest rates cannot be offset. At present, a 1% increase in the short-term yen-denominated interest rate would have the effect of lowering income before income taxes on a non-consolidated basis by approximately ¥8.0 billion.

3) Credit Risk

We extend credit to customers in the form of trade credit, including accounts receivables and advance payments, advances, guarantees and investments due to our various operating transactions. We are therefore exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers. Furthermore, we utilize derivative instruments, primarily swaps, options and futures, for the purpose of hedging risks. In this case, we are exposed to the credit risk of the counterparties to these derivative instruments.

To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

However, there is no guarantee that we will be able to completely avoid credit risk with these risk hedging strategies. Therefore, failure to collect trade receivables and other credit due to the bankruptcy of a customer or other event would affect our operating results.

4) Country Risk

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled.

We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system. The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category.

However, even with these risk hedging measures, it is difficult to completely avoid risks caused by deterioration in the political, economic, or social conditions in the countries or regions where our customers, portfolio companies or Mitsubishi Corporation have ongoing projects. Such eventualities may have a significant impact on our operating results.

As of March 31, 2006, our risk exposure in main trading countries was as follows. Total investments, loans receivables and guarantees in 7 Asian countries and regions (Indonesia, Thailand, South Korea, Malaysia, China, Hong Kong and the Philippines) were ¥569.9 billion (¥500.7 billion was not hedged by trade insurance and other means). Trade receivables were ¥225.6 billion. Total investments, loans receivables and guarantees in 2 Latin American countries (Mexico and Brazil) were ¥93.8 billion (¥92.3 billion was not hedged by trade insurance and other means). Trade receivables were ¥14.8 billion. Moreover, total investments, loans receivables and guarantees in Russia were ¥234.1 billion (¥234.1 billion was not hedged by trade insurance and other means). Trade receivables were ¥0.8 billion.

5) Business Investment Risk

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return

exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk. After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Furthermore, we apply exit rules for the early sale of our equity interest or the liquidation of the investee in order to preserve the quality of our asset portfolio.

While we follow strict standards for the selection and management of investments, it is impossible to completely avoid the risk of investments not delivering the expected profits. Therefore, we may incur losses resulting from such actions as the withdrawal from an investment.

6) Risks Related to Specific Investments

(1) Support for Mitsubishi Motors Corporation

In June 2004, we purchased ¥40.0 billion of preferred shares issued by Mitsubishi Motors Corporation (MMC) through a private placement, in which Mitsubishi Heavy Industries, Ltd., the Bank of Tokyo-Mitsubishi, Ltd. (now The Bank of Tokyo-Mitsubishi UFJ, Ltd.) and other parties also participated, as part of MMC's three-year Business Revitalization Plan announced in May 2004.

Subsequently, following a request by MMC, Mitsubishi Corporation, Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd. decided to provide an injection of equity totaling ¥274.0 billion by subscribing to private placements of MMC shares after evaluating the Mitsubishi Motors Revitalization Plan announced in January 2005. Of the total investment, we subscribed to ordinary shares and preferred shares of MMC, both of which were issued in March 2005, making investments of ¥51.3 billion and ¥18.7 billion, respectively. In addition, in January 2006 we invested ¥30.0 billion to purchase additional preferred shares issued by MMC as part of its capital reinforcement strategy. As a result, our risk exposure to MMC was roughly ¥270.0 billion as of March 31, 2006.

In addition to having direct business dealings with MMC, we cooperate with this automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Our total MMC-related risk exposure, including both our risk exposure to MMC proper and our exposure to operating assets, investments in joint businesses, and other assets tied up with joint operations worldwide, was roughly ¥420.0 billion as of March 31, 2006.

(2) Investment in Sakhalin II Project

Mitsubishi Corporation, together with Royal Dutch/Shell Group and Mitsui & Co., Ltd., is participating in an LNG and crude oil development project on Sakhalin, Russian Federation. The project began development activities in July 1999, and after a final investment decision in May 2003, Sakhalin Energy Investment Co., Ltd. was established as the project operating company, in which Mitsubishi Corporation took a 20% stake. As of March 31, 2006, investment in this company totaled approximately ¥240.0 billion.

The total required funds for the project were estimated at approximately US$10.0 billion at the time of the final investment decision. However, the cost is now estimated at approximately US$20.0 billion due to increased expenses related to changes in facility design and construction delays, the rising price of steel products, and spiraling labor costs. Although this figure was submitted to the Russian government in the revised budget for the project in September 2005, subsequent analysis by Sakhalin Energy Investment may result in further changes to the total budget.

As of March 31, 2006, approximately 70% of the construction work on the project had been completed.

7) Risks Related to Compliance

We are engaged in businesses in all industries through our many offices around the world. These activities subject us to a wide variety of laws and regulations. Specifically, we must comply with the Company Law, tax laws, securities and exchange laws, anti-monopoly laws, trade-related laws, environmental laws and various business laws in Japan. In addition, in the course of conducting business overseas, we must abide by the laws and regulations in the countries and regions where we operate.

We have established a Compliance Committee, which is headed by a Chief Compliance Officer, who is at the forefront of our efforts to raise awareness of compliance. This officer also directs and supervises compliance with laws and regulations of the MC Group as whole on a consolidated basis.

Notwithstanding these initiatives, compliance risks cannot be completed avoided. Failure to fulfill our obligations under related laws and regulations could affect our businesses and operating results.

9. Critical Accounting Estimates

The preparation of these financial statements requires management to make estimates that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the fiscal year-end and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management reviews its estimates and judgments, including the valuation of receivables, investments, long-lived assets, inventories, revenue recognition, income taxes, financing activities, restructuring costs, pension benefits, contingencies, litigation and others. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under

the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following are our critical accounting estimates. These estimates were considered "critical" because:

- the estimate requires us to make assumptions about matters that are highly uncertain at the time the estimate is made, and
- different assumptions that we reasonably could have used in the current period could have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations.

1) Valuation of Receivables

The valuation of receivables is a critical accounting estimate, as the balance of our trade receivables, notes and loans is significant. We perform ongoing credit valuations of our customers and adjust credit limits based upon the customer's payment history and current credit worthiness, as determined by our review of the customer's current credit information. We continuously monitor collections and payments from our customers and we establish credit limits and an allowance for doubtful accounts based upon factors surrounding specific customer collection issues that we have identified, past credit loss experience, historical trends, evaluation of potential losses in the outstanding receivables, credit ratings from applicable agencies, and other information.

For each of our customers, we monitor financial condition, credit level and collections on receivables as part of an effort to reach an appropriate accounting estimate for the allowance for doubtful accounts. Also, for the valuation of long-term loans receivables, we use the discounted cash flow method, which is based on assumptions such as an estimate of the future repayment plan and discount rates.

For the year ended March 31, 2005, we decreased our total allowance for doubtful accounts by ¥9.6 billion, or 5.7%, to ¥157.4 billion.

For the year ended March 31, 2006, we wrote off a part of trade receivables, for which we had provided an allowance in the previous years, with respect to Iraqi Government . As a result, we decreased our total allowance for doubtful accounts by ¥60.4 billion, or 38.4%, to ¥97.0 billion. The allowance for doubtful accounts represented approximately 4.2% and 2.5% of our total receivables (current and non-current) as of March 31, 2005 and 2006, respectively.

Management believes that the evaluation of receivables is reasonable, the balance of the allowance for doubtful accounts is adequate and the receivables are presented at net realizable value; however, these valuations include uncertainties that may result in the need for the company to increase the allowance for doubtful accounts in the future.

2) Valuation of Investments

Our investments consist of debt and equity securities, which are reported using either the cost method or the equity method. The valuation of investments is a critical accounting estimate because fair value is susceptible to change from period to period, and also because the outstanding balance of our investments is significant.

We assess impairment of investments by considering whether a decline in value is other than temporary based on the length of time and the extent to which the fair value has been less than the carrying value and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. We assess impairment of available-for-sale securities based on their market values while equity method investments and other investments are assessed by considering their market values, financial condition, performance, business circumstance, near-term prospects and future cash flows of the issuer.

If the decline in value is judged to be other than temporary, the carrying value of the investment is written down to fair value.

In each of the last three years, we have tested investments for impairment using similar methods and in each year we determined that, based on our assumptions, certain investments should be recognized as impaired. For the years ended March 31, 2004, 2005, and 2006, impairment losses of ¥39.0 billion, ¥84.9 billion (including ¥54.4 billion for an impairment loss related to our investment in LAWSON, INC. discussed later), and ¥8.1 billion, respectively, were recognized in "Loss (gain) on marketable securities and investments-net " in the consolidated statements of income to reflect the declines in fair value of certain available-for-sale securities, investments in affiliated companies and other investments that were considered to be other than temporary.

For the year ended March 31, 2005, we recognized an impairment loss of ¥54.4 billion on our investment in LAWSON, a 31.7% owned equity-method investee. We evaluate the fair value of our investment in LAWSON based on a comprehensive evaluation of a number of factors, including independent appraisals based on the discounted cash flow ("DCF") method that reflect future business plans and share price movements. At the end of December 2004, we recognized an impairment loss on the investment due to the length of time that the stock market price had stayed below the carrying amount of the investment. The amount of loss was determined as the difference between the carrying amount of the LAWSON investment and the fair value based on the market price at the end of December 2004.

Management believes that the carrying value of its investments is reasonable; however, these valuations are subject to a number of uncertainties which may require further write-downs in the future.

3) Impairment of Long-Lived Assets

We review the carrying value of our long-lived assets, other than goodwill and other intangible assets, to be held and used, and to be disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future net cash flows expected to be generated by the asset. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated. A long-lived asset to be disposed of other than by sale is considered as held and used until disposed of.

If the carrying value of the asset is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset exceeds its estimated fair value. An asset to be disposed of by sale is reported at the lower of the carrying amount or estimated fair value less costs to sell.

Estimated fair values of assets are primarily determined based on independent appraisals and discounted cash flow analysis. These evaluations use many estimates and assumptions such as future market growth, forecast revenue and costs, expected periods of utilization of the assets, discount rates and other factors.

In each of the last three years, we have determined that, based on our estimates and assumptions, certain long-lived assets should be recognized as impaired. These amounts are included in "Loss (gain) on property and equipment-net" in the consolidated statements of income. For the years ended March 31, 2004, 2005 and 2006, such impairment losses amounted to ¥19.0 billion, ¥29.0 billion and ¥5.3 billion, respectively.

During the year ended March 31, 2006, as a result of a profitability decline caused by the deterioration of business environment due to an increase in competition, and to change in management policies of subsidiaries, we recognized impairment losses for long-lived assets, including distribution centers, warehouse and land held for lease, and machinery and equipment used in connection with a satellite project.

Management believes that the estimates of discounted cash flows and fair values are reasonable; however, these valuations are subject to a number of uncertainties that may change the valuation of the long-lived assets due to unforeseen changes in business assumptions, and as a result, may require us to recognize further impairment in the future.

4) Pension Benefit Costs and Obligations

Employee pension benefit costs and obligations are dependent on assumptions used by actuaries in calculating such amounts. The discount rate and the expected long-term rate of return on plan assets are two critical assumptions in determining periodic pension benefit costs and pension liabilities. We evaluate these assumptions annually or when events occur that may have an impact on these critical assumptions.

The discount rate assumptions are determined on the rate available on high-quality fixed-income investments with a duration that approximately matches our employees' estimated period of service and benefit payments at the respective measurement dates of each plan. We increased the discount rate to 2.4%, an increase of 0.5 of a percentage point for the year ended March 31, 2005. For the year ended March 31, 2006, we set the discount rate at 2.6%, up 0.2 of a percentage point from the previous year, due to the increase in long-term interest rates.

The assumption for the expected long-term return on plan assets is determined after considering the investment policy, long-term historical returns, asset allocation, and future estimates of long-term investment returns. We estimated the expected long-term rate of return as 3.1% for the year ended March 31, 2005. As there was an upturn in investment returns, due mainly to the performance of the domestic equity market, unrealized actuarial losses decreased. Accordingly, we calculated pension benefit costs for the year ended March 31, 2006 assuming a 3.3% rate of return, an increase of 0.2 of a percentage point from the previous year.

In accordance with U.S.GAAP, the difference between actual results and assumptions is accumulated and amortized over future periods. Therefore, actual results generally affect the expense and obligations recognized in future periods. Management believes that the actuarial assumptions and methods used are appropriate in the circumstances; however, differences in actual experience or changes in assumptions may affect the pension obligations and future expenses.

5) Revenue Recognition

We are engaged in business activities such as buying and selling of various commodities worldwide, financing for customers and suppliers relating to such activities, and organizing and coordinating industrial projects through our global business networks. We conduct import, export, offshore and domestic production, sales, marketing and distribution of a wide variety of products, including steel resources and non-ferrous metals, oil and gas products, machinery, information technology and electronics, chemicals, food products and general consumer merchandise. We also perform various services such as consulting, information technology services, technical support, transportation and logistics. Revenue recognition policies

require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance applied to individually complex transactions. In general, we recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when we have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies.

• **Revenues from trading, manufacturing and other activities—** We derive revenues from trading, manufacturing and other activities. Manufacturing and other activities are typically conducted through consolidated subsidiaries.

Trading activities

We derive revenues from margins related to various trading transactions in which we act as a principal, carry commodity inventory, and make a profit or loss on the spread between bid and asked prices for commodities.

Manufacturing activities

Manufacturing activities include the manufacture of a wide variety of products, such as electronics, metals, machinery, chemicals and general consumer merchandise and the development of natural resources.

Revenues from trading and manufacturing activities are recognized at the time the delivery conditions, as agreed to by customers, are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

For long-term construction businesses, depending on the nature of the contract, revenues from long-term construction projects are accounted for by the completed contract method, unless costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, in which case we use the percentage-of-completion method.

Other activities

Other activities consist of services, and rental or leasing activities. Service-related activities include performance of various services such as financial and logistics services, information and communications, technical support and other service related activities. We are also engaged in certain rental or leasing properties, including office buildings, aircraft and other industrial assets.

Revenues from service-related activities are recorded as revenue when the contracted services are rendered to third-party customers pursuant to the agreements. Revenues from rental or leasing activities are recognized over the terms of the underlying leases on a straight-line basis.

• **Trading margins and commissions on trading transactions—** We derive revenues from margins and commissions related to various trading transactions in which we act as a principal or an agent. Through our trading activities, we facilitate our customers' purchases and sales of commodities and other products and charge a commission for this service. The trading margins and commissions are recognized when we have met the general policy conditions as stated above.

6) Derivatives

We utilize derivative instruments primarily to manage interest rate risks, to reduce risk exposure to movements in foreign exchange rates, and to hedge market risks of various inventory and trading commitments. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138 and No. 149 (collectively "SFAS No. 133"), all derivative instruments are reported on the balance sheet at fair value. SFAS No. 133 establishes criteria for designation and effectiveness of hedging relationships.

With the adoption of SFAS No. 133, we are required to make assumptions in order to estimate the fair value of derivative instruments for which quoted market prices are not available and related hedged items.

We designate the derivative as either a fair value hedge or a cash flow hedge on the date on which the derivative contract is executed as long as the requirements to qualify for hedge accounting can be provided.

Changes in fair values of derivatives that are designated as fair value hedges are recognized in earnings, which offset the changes in fair value of related hedged assets, liabilities and firm commitments. Derivative instruments designated as cash flow hedges include interest rate swaps to convert floating liabilities to fixed rate liabilities and foreign currency swaps to mitigate variability of the functional currency equivalent cash flows of certain debt obligations. Changes in fair values of derivatives that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions occur and are recognized in earnings.

7) Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4," which amends Accounting Research Bulletins ("ARB") No. 43, Chapter 4, "Inventory Pricing," and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. We will adopt SFAS No. 151 as of April 1, 2006. We expect the adoption of SFAS No. 151 will not have a material effect on our consolidated financial position and results of operations.

In March 2005, the EITF reached a consensus on Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," that stripping costs incurred during production are variable production costs that should be considered a component of inventory in each period. That is, production stripping costs incurred in a given period should be associated with the activities of that period, without consideration of future potential benefits. EITF Issue No. 04-6 is effective for fiscal years beginning after December 15, 2005. We will adopt EITF Issue No. 04-6 as of April 1, 2006. We expect the adoption of EITF Issue No. 04-6 will not have a material effect on our consolidated financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3," which changes the requirements for the accounting for and reporting of a change in accounting principle for all voluntary changes in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless impracticable. SFAS No. 154 also requires that a change in depreciation method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 as of April 1, 2006.

In September 2005, the EITF reached a consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty". The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as non-monetary exchanges involving inventory. The EITF abstract also includes indicators that should be considered in making the determination as to whether transactions were entered into in contemplation of one another. Non-monetary exchanges of finished goods for raw material and finished goods for work-in-process in the same line of business should be recorded at fair value. All other inventory-for-inventory exchange transactions within the same line of business do not culminate the earnings process and therefore should be recognized at carrying value. We will adopt EITF issue No. 04-13 as of April 1, 2006. We expect the adoption of EITF Issue No. 04-13 will not have a material effect on our consolidated financial position and results of operations.

Six-Year Financial Summary

Mitsubishi Corporation and Subsidiaries
Years Ended March 31

	2001	2002
Performance Measure:		
Operating transactions*1	¥13,995,298	¥13,230,675
Results of Operations:		
Revenues	¥ 3,020,626	¥ 3,142,597
Gross profit	603,716	643,922
Income before cumulative effect of changes in accounting principles	92,605	60,702
Cumulative effect of changes in accounting principles*2		
Net income	92,605	60,702
Financial Position at Year-End:		
Total assets	¥ 8,069,384	¥ 8,148,902
Working capital	289,386	694,282
Long-term debt, less current maturities	2,798,152	3,238,871
Total shareholders' equity	971,551	1,032,499
Amounts per Share:		
Income before cumulative effect of changes in accounting principles per share:		
Basic EPS	¥59.09	¥38.74
Diluted EPS	59.09	38.74
Cumulative effect of changes in accounting principles per share*2:		
Basic EPS		
Diluted EPS		
Net income per share*2:		
Basic EPS	59.09	38.74
Diluted EPS	59.09	38.74
Cash dividends declared for the year	8.00	8.00
Common Stock:		
Number of shares outstanding at year-end*3	1,567,172	1,566,553
Exchange Rates into U.S. Currency:		
(Per the Federal Reserve Bank of New York)		
At year-end	¥125.54	¥132.70
Average for the year	111.65	125.64
Range:		
Low	125.54	134.77
High	104.19	115.89

Notes: The U.S. dollar amounts represent translations, for convenience, of yen amounts at the rate of ¥117=$1.

**1 Operating transactions is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.*

**2 See Note 2.h.*

**3 Treasury stock is not included.*

**4 See Note 26.*

Millions of Yen				Millions of U.S. Dollars
2003	2004	2005 as Restated*4	**2006**	**2006**
¥13,328,721	¥15,177,010	¥17,132,704	**¥19,067,153**	**$162,967**
¥ 3,321,168	¥ 3,491,124	¥ 4,145,884	**¥ 4,826,944**	**$ 41,256**
718,580	769,381	877,763	**1,051,481**	**8,987**
53,919	116,020	182,369	**350,045**	**2,992**
8,100				
62,019	116,020	182,369	**350,045**	**2,992**
¥ 8,099,500	¥ 8,392,833	¥ 9,093,372	**¥10,411,241**	**$ 88,985**
648,694	823,803	1,005,465	**1,242,100**	**10,617**
3,085,016	3,026,170	2,968,143	**2,877,149**	**24,591**
938,621	1,224,885	1,504,454	**2,379,264**	**20,336**
Yen				U.S. Dollars
¥34.42	¥74.11	¥116.49	**¥215.38**	**$1.84**
32.26	68.40	107.58	**205.62**	**1.76**
5.18				
4.86				
39.60	74.11	116.49	**215.38**	**1.84**
37.12	68.40	107.58	**205.62**	**1.76**
8.00	12.00	18.00	**35.00**	**0.30**
Thousands of Shares				
1,565,647	1,565,557	1,565,749	**1,685,767**	
Yen per U.S. Dollar				
¥118.07	¥104.18	¥107.22	**¥117.48**	
121.10	112.75	107.28	**113.67**	
133.40	120.55	114.30	**120.93**	
115.71	104.18	102.26	**104.41**	

Consolidated Balance Sheets

Mitsubishi Corporation and Subsidiaries
March 31, 2005 and 2006

ASSETS	Millions of Yen 2005 as Restated (Note 26)	Millions of Yen 2006	Millions of U.S. Dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents (Note 4)	¥ 569,005	¥ **646,317**	**$ 5,524**
Time deposits	43,253	**7,607**	**65**
Short-term investments (Note 4)	277,974	**188,572**	**1,612**
Receivables—trade (Note 21):			
Notes and loans	534,550	**538,799**	**4,605**
Accounts	2,260,887	**2,580,476**	**22,055**
Affiliated companies	252,252	**224,406**	**1,918**
Allowance for doubtful receivables (Note 6)	(62,521)	**(44,802)**	**(383)**
Inventories	667,968	**840,874**	**7,187**
Advance payments to suppliers	139,987	**161,374**	**1,379**
Deferred income taxes (Note 13)	56,289	**49,493**	**423**
Other current assets (Note 14)	126,240	**190,404**	**1,628**
Total current assets	4,865,884	**5,383,520**	**46,013**
Investments and non-current receivables:			
Investments in and advances to affiliated companies (Note 5)	835,079	**1,090,222**	**9,318**
Other investments (Note 4)	1,398,042	**1,884,656**	**16,108**
Non-current notes, loans and accounts receivable—trade (Note 21)	632,879	**493,027**	**4,214**
Allowance for doubtful receivables (Note 6)	(94,903)	**(52,239)**	**(446)**
Total investments and non-current receivables	2,771,097	**3,415,666**	**29,194**
Property and equipment—net (Notes 7 and 21)	1,227,161	**1,327,272**	**11,344**
Goodwill (Note 9)	30,300	**27,437**	**235**
Other intangible assets—net (Notes 9 and 14)	66,075	**67,460**	**576**
Other assets (Notes 13 and 14)	132,855	**189,886**	**1,623**
Total	¥9,093,372	**¥10,411,241**	**$88,985**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		Millions of U.S. Dollars (Note 1)
	2005 as Restated (Note 26)	2006	2006
Current liabilities:			
Short-term debt (Note 12)	¥ 545,124	¥ **626,155**	$ **5,352**
Current maturities of long-term debt (Note 12)	561,484	**291,634**	**2,493**
Payables—trade:			
Notes and acceptances	240,260	**228,187**	**1,950**
Accounts	1,853,299	**2,206,383**	**18,858**
Affiliated companies	124,459	**126,832**	**1,084**
Advances from customers	128,585	**143,330**	**1,225**
Accrued income taxes	58,354	**89,313**	**763**
Other accrued expenses (Note 14)	100,107	**133,791**	**1,143**
Other current liabilities (Notes 13 and 15)	248,747	**295,795**	**2,528**
Total current liabilities	3,860,419	**4,141,420**	**35,396**
Long-term liabilities:			
Long-term debt (Note 12)	2,968,143	**2,877,149**	**24,591**
Accrued pension and severance liabilities (Note 14)	54,182	**40,121**	**343**
Deferred income taxes (Note 13)	208,873	**466,663**	**3,989**
Other long-term liabilities (Notes 15 and 21)	266,359	**238,932**	**2,042**
Total long-term liabilities	3,497,557	**3,622,865**	**30,965**
Total liabilities	7,357,976	**7,764,285**	**66,361**
Minority interests	230,942	**267,692**	**2,288**
Commitments and contingent liabilities (Note 24)			
Shareholders' equity (Notes 13, 16, 17 and 25):			
Common stock—authorized, 2,500,000,000 shares; issued, 2005—1,567,399,508 shares and 2006— 1,687,347,445 shares; outstanding, 2005—1,565,749,445 shares and 2006— 1,685,767,182 shares	126,705	**197,818**	**1,691**
Additional paid-in capital	179,632	**251,598**	**2,150**
Retained earnings:			
Appropriated for legal reserve	37,173	**37,695**	**322**
Unappropriated	1,138,509	**1,450,012**	**12,394**
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	278,288	**544,328**	**4,653**
Net unrealized gains (losses) on derivatives	2,883	**(7,151)**	**(61)**
Minimum pension liability adjustments	(38,542)	**(2,669)**	**(23)**
Foreign currency translation adjustments	(219,264)	**(91,250)**	**(780)**
Subtotal	23,365	**443,258**	**3,789**
Less treasury stock—at cost, 1,650,063 shares in 2005 and 1,580,263 shares in 2006	(930)	**(1,117)**	**(10)**
Total shareholders' equity	1,504,454	**2,379,264**	**20,336**
Total	¥9,093,372	**¥10,411,241**	**$88,985**

Consolidated Statements of Income

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2004	2005	**2006**	**2006**
Revenues:				
Revenues from trading, manufacturing and other activities	¥2,951,626	¥3,518,120	**¥4,141,669**	**$35,399**
Trading margins and commissions on trading transactions	539,498	627,764	**685,275**	**5,857**
Total revenues	3,491,124	4,145,884	**4,826,944**	**41,256**
[Operating transactions (Notes 1, 5 and 19): 2004—¥15,177,010 million; 2005—¥17,132,704 million; 2006—¥19,067,153 million—$162,967 million]				
Cost of revenues from trading, manufacturing and other activities	2,721,743	3,268,121	**3,775,463**	**32,269**
Gross profit (Note 19)	769,381	877,763	**1,051,481**	**8,987**
Expenses and other:				
Selling, general and administrative (Note 14)	631,422	685,022	**696,779**	**5,956**
Provision for doubtful receivables (Note 6)	7,436	9,376	**4,838**	**41**
Interest expense (net of interest income: 2004—¥29,373 million; 2005—¥41,479 million; 2006—¥46,094 million—$394 million)	10,642	1,710	**4,435**	**38**
Dividend income	(28,117)	(42,402)	**(68,135)**	**(582)**
Loss (gain) on marketable securities and investments—net (Notes 4 and 5)	(5,258)	63,757	**(51,318)**	**(439)**
Loss (gain) on property and equipment—net (Notes 7 and 9)	18,428	(8,328)	**2,139**	**18**
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund (Note 14)		(38,534)		
Other income—net (Notes 9, 10 and 20)	(15,291)	(2,637)	**(15,640)**	**(134)**
Total	619,262	667,964	**573,098**	**4,898**
Income from consolidated operations before income taxes	150,119	209,799	**478,383**	**4,089**
Income taxes (Note 13):				
Current	86,863	97,313	**178,016**	**1,521**
Deferred	(12,010)	(3,562)	**34,040**	**291**
Total	74,853	93,751	**212,056**	**1,812**
Income from consolidated operations	75,266	116,048	**266,327**	**2,277**
Minority interests in income of consolidated subsidiaries	(15,710)	(30,774)	**(35,290)**	**(302)**
Equity in earnings of affiliated companies (Note 5)	56,464	97,095	**119,008**	**1,017**
Net income	¥ 116,020	¥ 182,369	**¥ 350,045**	**$ 2,992**

	Yen			U.S. Dollars
Net income per share (Note 18):				
Basic	¥74.11	¥116.49	**¥215.38**	**$1.84**
Diluted	68.40	107.58	**205.62**	**1.76**

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2004	2005	2006	2006
Net income	¥116,020	¥182,369	**¥ 350,045**	**$ 2,992**
Other comprehensive income:				
Net unrealized gains on securities available for sale (Note 4):				
Net unrealized holding gains during the year	203,741	208,834	**486,145**	**4,155**
Reclassification adjustments for net gains included in net income	(35,771)	(3,937)	**(36,217)**	**(309)**
Net change during the year	167,970	204,897	**449,928**	**3,846**
Income tax expense (Note 13)	(65,889)	(83,435)	**(184,439)**	**(1,577)**
Total	102,081	121,462	**265,489**	**2,269**
Net unrealized gains (losses) on derivatives (Note 10):				
Net unrealized gains (losses) during the year	4,611	8,426	**(7,175)**	**(62)**
Reclassification adjustments for net losses (gains) included in net income	8,146	(4,246)	**(6,937)**	**(59)**
Net change during the year	12,757	4,180	**(14,112)**	**(121)**
Income tax benefit (expense) (Note 13)	(2,931)	(1,123)	**4,078**	**35**
Total	9,826	3,057	**(10,034)**	**(86)**
Minimum pension liability adjustments (Note 14)	179,033	9,097	**77,364**	**661**
Income tax expense (Note 13)	(74,579)	(3,967)	**(41,491)**	**(354)**
Total	104,454	5,130	**35,873**	**307**
Foreign currency translation adjustments:				
Translation adjustments during the year	(34,717)	(12,475)	**125,394**	**1,072**
Reclassification adjustments for net losses included in net income	1,215	485	**2,379**	**20**
Net change during the year	(33,502)	(11,990)	**127,773**	**1,092**
Income tax benefit (expense) (Note 13)	(43)	1,371	**147**	**1**
Total	(33,545)	(10,619)	**127,920**	**1,093**
Total other comprehensive income	182,816	119,030	**419,248**	**3,583**
Comprehensive income	¥298,836	¥301,399	**¥ 769,293**	**$ 6,575**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2004	2005	**2006**	**2006**
Common stock:				
Balance, beginning of year—Shares issued, 2004—1,567,175,508 shares, 2005—1,567,193,508 shares, 2006—1,567,399,508 shares	¥ 126,609	¥ 126,617	**¥ 126,705**	**$ 1,083**
Issuance of common stock upon exercise of stock options—2004—18,000 shares, 2005—206,000 shares, 2006—861,300 shares (Note 22)	8	88	**375**	**3**
Issuance of common stock upon conversion of convertible bonds—2006—119,086,637 shares (Note 12)			**70,738**	**605**
Balance, end of year—Shares issued, 2004—1,567,193,508 shares, 2005—1,567,399,508 shares, 2006—1,687,347,445 shares	¥ 126,617	¥ 126,705	**¥ 197,818**	**$ 1,691**
Additional paid-in capital:				
Balance, beginning of year	¥ 179,491	¥ 179,506	**¥ 179,632**	**$ 1,535**
Compensation costs related to stock options (Notes 2.m and 22)			**786**	**7**
Issuance of common stock upon exercise of stock options (Note 22)	9	87	**374**	**3**
Issuance of common stock upon conversion of convertible bonds (Note 12)			**70,738**	**605**
Gain on sales of treasury stock	6	39	**68**	
Balance, end of year	¥ 179,506	¥ 179,632	**¥ 251,598**	**$ 2,150**
Retained earnings appropriated for legal reserve:				
Balance, beginning of year	¥ 35,550	¥ 36,077	**¥ 37,173**	**$ 318**
Transfer from unappropriated retained earnings	527	1,096	**522**	**4**
Balance, end of year	¥ 36,077	¥ 37,173	**¥ 37,695**	**$ 322**
Unappropriated retained earnings:				
Balance, beginning of year	¥ 876,201	¥ 979,163	**¥1,138,509**	**$ 9,731**
Net income	116,020	182,369	**350,045**	**2,992**
Total	992,221	1,161,532	**1,488,554**	**12,723**
Deduct:				
Cash dividends paid (annual rate per share: 2004—¥8.0; 2005—¥14.0; 2006—¥25.0—$0.21)	12,531	21,927	**40,546**	**347**
Transfer to retained earnings appropriated for legal reserve	527	1,096	**522**	**4**
Total	13,058	23,023	**41,068**	**351**
The effect of change in fiscal year-end of certain subsidiaries (Note 1)			**2,526**	**22**
Balance, end of year	¥ 979,163	¥1,138,509	**¥1,450,012**	**$12,394**
Accumulated other comprehensive income (loss) (net of tax):				
Balance, beginning of year	¥ (278,481)	¥ (95,665)	**¥ 23,365**	**$ 200**
Other comprehensive income	182,816	119,030	**419,248**	**3,583**
The effect of change in fiscal year-end of certain subsidiaries (Note 1)			**645**	**6**
Balance, end of year	¥ (95,665)	¥ 23,365	**¥ 443,258**	**$ 3,789**
Treasury stock:				
Balance, beginning of year	¥ (749)	¥ (813)	**¥ (930)**	**$ (8)**
Purchases—net	(64)	(117)	**(187)**	**(2)**
Balance, end of year	¥ (813)	¥ (930)	**¥ (1,117)**	**$ (10)**
Total shareholders' equity	¥1,224,885	¥1,504,454	**¥2,379,264**	**$20,336**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Mitsubishi Corporation and Subsidiaries
Years Ended March 31, 2004, 2005 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 1)
	2004	2005 as Restated (Note 26)	2006	2006
Operating activities:				
Net income	¥ 116,020	¥ 182,369	**¥ 350,045**	**$ 2,992**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	119,638	125,224	**126,967**	**1,085**
Provision for doubtful receivables	7,436	9,376	**4,838**	**41**
Provision for accrued pension and severance liabilities	45,049	52,841	**23,391**	**200**
Loss (gain) on marketable securities and investments—net	(5,258)	63,757	**(51,318)**	**(439)**
Loss (gain) on property and equipment—net	18,428	(8,328)	**2,139**	**18**
Equity in earnings of affiliated companies, less dividends received	(24,364)	(37,535)	**(53,060)**	**(453)**
Deferred income taxes	(12,010)	(3,562)	**34,040**	**291**
Gain on subsidy from government on the transfer of the *Substitutional Portion of the Employees' Pension Fund*		(38,534)		
Changes in operating assets and liabilities:				
Short-term investments—trading securities	(23,706)	(18,105)	**(13,349)**	**(114)**
Notes and accounts receivable—trade	(11,069)	(328,149)	**(160,672)**	**(1,373)**
Inventories	(39,468)	(120,225)	**(129,157)**	**(1,104)**
Notes, acceptances and accounts payable—trade	16,989	228,232	**156,333**	**1,336**
Advance payments to suppliers	(35,903)	48,913	**17,795**	**152**
Advances from customers	48,023	(50,038)	**35**	
Other accounts receivable	16,943	5,289	**(6,516)**	**(56)**
Other accounts payable	546	40,753	**40,459**	**346**
Other accrued expenses	(17,029)	(6,206)	**3,631**	**31**
Other current assets	26,768	(27,828)	**(21,528)**	**(184)**
Other current liabilities	10,119	48,318	**60,445**	**517**
Other long-term liabilities	1,900	(14,295)	**(26,045)**	**(223)**
Other—net	(24,662)	(4,077)	**(22,157)**	**(189)**
Net cash provided by operating activities	234,390	148,190	**336,316**	**2,874**
Investing activities:				
Expenditures for property and equipment and other assets	(159,022)	(162,398)	**(220,475)**	**(1,884)**
Proceeds from sales of property and equipment	27,717	220,788	**37,390**	**320**
Investments in and advances to affiliated companies	(132,068)	(132,667)	**(182,330)**	**(1,558)**
Collection of advances to affiliated companies	75,656	59,350	**62,765**	**536**
Purchases of available-for-sale securities	(118,856)	(272,326)	**(86,636)**	**(740)**
Proceeds from sales and maturities of available-for-sale securities	232,641	327,994	**240,243**	**2,053**
Purchases of other investments	(53,901)	(122,600)	**(51,267)**	**(438)**
Proceeds from sales of other investments	14,598	31,881	**29,641**	**253**
Increase in loans receivable	(62,852)	(200,253)	**(186,935)**	**(1,598)**
Collection of loans receivable	98,014	273,281	**224,769**	**1,921**
Net decrease (increase) in time deposits	15,254	(25,468)	**38,364**	**328**
Net cash used in investing activities	(62,819)	(2,418)	**(94,471)**	**(807)**
Financing activities:				
Net increase (decrease) in short-term debt	(55,528)	8,571	**18,843**	**161**
Proceeds from long-term debt—net of issuance cost	549,188	629,723	**495,233**	**4,233**
Repayment of long-term debt	(516,213)	(669,837)	**(662,134)**	**(5,658)**
Payment of dividends	(12,531)	(21,927)	**(40,546)**	**(347)**
Purchases of treasury stock—net	(58)	(78)	**(63)**	**(1)**
Proceeds from issuing common stocks upon exercise of stock options	17	175	**749**	**6**
Net cash used in financing activities	(35,125)	(53,373)	**(187,918)**	**(1,606)**
Effect of exchange rate changes on cash and cash equivalents	(9,556)	936	**25,019**	**214**
Effect of change in fiscal year-end of certain subsidiaries (Note 1)			**(1,634)**	**(14)**
Net increase in cash and cash equivalents	126,890	93,335	**77,312**	**661**
Cash and cash equivalents, beginning of year	348,780	475,670	**569,005**	**4,863**
Cash and cash equivalents, end of year	¥ 475,670	¥ 569,005	**¥ 646,317**	**$ 5,524**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsubishi Corporation and Subsidiaries

1. NATURE OF OPERATIONS AND BASIS OF FINANCIAL STATEMENTS

Nature of Operations—Mitsubishi Corporation (the "parent company") and its consolidated domestic and foreign subsidiaries (together, the "companies") are diverse organizations engaged in a wide variety of activities on a global scale. The companies engage in general trading, including the purchase, supply and distribution, and manufacturing of a wide range of products, including energy, metals, machinery, chemicals and living essentials through the companies' domestic and overseas network. The companies are also involved in diverse business by actively investing in areas such as natural resources development and project development. Some of the companies' basic functions — finance, information, logistics and marketing — enhance the above activities and enable the companies to provide various services to customers. The companies are also engaged in diversified businesses such as creating new business models in environmental, medical and nursing care areas and new technology related businesses.

Basis of Financial Statements—The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the parent company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117=$1, the rate of exchange on March 31, 2006. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their respective domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements in order to conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These adjustments have not been recorded in the statutory books of account.

"Operating transactions," as presented in the consolidated statements of income, is a voluntary disclosure commonly made by other Japanese trading companies and represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker. Operating transactions are not meant to represent sales or revenues in accordance with U.S. GAAP and should not be construed as equivalent to, or a substitute or proxy for, revenues. However, Emerging Issues Task Force ("EITF"), in its discussion of the conclusions reached in EITF Issue No. 99-19, "Reporting Revenue Gross as a Principle versus Net as an Agent," stated: "Some Task Force members observed that the voluntary disclosure of operating transactions for those revenues reported net may be useful to users of financial statements." Management believes operating transactions information is useful to users of the financial statements.

During the year ended March 31, 2006, certain subsidiaries changed their fiscal year ends to March 31, primarily from December 31, to conform the subsidiaries' year-ends to that of the parent company. The earnings or losses of the subsidiaries for the stub period in excess of 12 months were directly credited or charged to the unappropriated retained earnings in order to maintain the comparability of periodic earnings. The other comprehensive income and cash flows of the subsidiaries for the stub period are separately presented in the consolidated statements of shareholders' equity and the consolidated statements of cash flows, respectively.

Certain reclassifications of prior years' amounts have been made to conform to the presentation for 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

a. Consolidation and Investments in Subsidiaries and Affiliated Companies—
The consolidated financial statements include the accounts of the parent company and its majority-owned domestic and foreign subsidiaries. In addition, the companies consolidate variable interest entities ("VIEs") where the companies are the primary beneficiary, which will absorb a majority of the VIE's expected losses or residual returns if they occur, under the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," as revised in December 2003 ("FIN No. 46R"). See Note 23 for additional information of the companies' involvement in VIEs. Unincorporated joint ventures, where the companies hold an undivided interest in the assets and are proportionately liable for the liabilities, are proportionately consolidated by the companies. Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated.

The accounts of certain subsidiaries with a fiscal year-end on or after December 31, but prior to the parent company's fiscal

year-end of March 31, are consolidated on the basis of the subsidiaries' respective fiscal year-end. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated financial statements.

A subsidiary or affiliated company may issue its shares to third parties at amounts per share in excess of or less than the companies' average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income in the year in which such shares are issued.

b. Foreign Currency Translation—
Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Pursuant to this statement, the assets and liabilities of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments, net of tax, are included in accumulated other comprehensive income (loss). Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized in earnings, which are included in "Other income—net" in the consolidated statements of income.

c. Short-term Investments and Other Investments—
All debt securities and marketable equity securities are classified under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as: trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, or available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in accumulated other comprehensive income until realized. The appropriateness of the classification is reassessed at each balance sheet date in accordance with SFAS No. 115.

During the year ended March 31, 2004, based on changes in the companies' portfolio credit risk management, the companies changed their intent to hold held-to-maturity securities and transferred all those securities to the available-for-sale category. All acquired securities for the years ended March 31, 2005 and 2006 have been classified as either available-for-sale or trading.

The cost of securities sold is determined based on the average cost of the shares of each such security held at the time of sale.

The companies review the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are judged taking into consideration the guidance in Staff Accounting Bulletin No. 59, "Noncurrent Marketable Equity Securities" issued by the Securities and Exchange Commission. The resulting realized loss is included in the consolidated statements of income in the period in which the decline was deemed to be other than temporary.

d. Allowance for Doubtful Receivables—
An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

For loans receivables, an allowance for doubtful receivables is recognized when it is probable that the companies will be unable to collect all amounts due according to the contractual terms of the agreement. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate (or, alternatively, at the observable market price of the receivable or the fair value of the underlying collateral).

e. Inventories—
Inventories, which mainly consist of commodities and materials, are stated at the lower of cost (principally on a moving-average basis or a specific-identification basis) or market (based on current replacement cost).

f. Property and Equipment—
Property and equipment are stated at cost. Depreciation of property and equipment other than mineral rights is computed principally under the declining-balance method for assets held by the parent company and domestic subsidiaries and under the straight-line method for assets held by foreign subsidiaries, based on the estimated useful lives of the assets ranging principally from 10 to 50 years for buildings, from 5 to 20 years for machinery and equipment and from 12 to 24 years for aircrafts and vessels. Mineral rights are amortized using the unit-of-production method based on the estimated proven or probable reserves. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

g. Impairment of Long-lived Assets—
In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the companies review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized in the amount by which the carrying amount of the assets exceeds the fair value of the assets. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated. A long-lived asset to be disposed of other than by sale is considered as held and used until disposed of.

h. Goodwill and Other Intangible Assets—
In accordance with SFAS No. 141, "Business Combinations," all business combinations initiated after June 30, 2001 are accounted for by the purchase method. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill (including equity-method goodwill) and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Other intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144.

i. Oil and Gas Exploration and Development—
Oil and gas exploration and development costs are accounted for by the successful efforts method of accounting. The costs of acquiring properties, drilling and equipping exploratory wells, and development wells and related plants and equipment are capitalized and amortized using the unit-of-production method. Should the efforts to produce commercial reserves be determined unsuccessful, the exploratory well costs are charged to expense. Other exploration costs such as geological and geophysical costs are expensed as incurred. Proved properties are reviewed for possible impairment whenever events or changes in circumstances indicate. Unproved properties are assessed at least annually for impairment with any losses charged to expense.

j. Employees' Benefit Plans—
The companies have defined benefit pension plans and/or unfunded severance indemnity plans. The costs of pension plans are accrued based on amounts determined using actuarial methods. The costs of severance indemnity plans are principally accrued based on the vested benefit obligation, which is the amount required to be paid if all employees covered by the severance indemnity plans voluntarily terminated their employment at each balance sheet date.

k. Asset Retirement Obligation—
In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. The liability is adjusted to its present value each period and the asset is depreciated over its useful life. For the year ended March 31, 2006, the companies adopted FIN No. 47, "Accounting for Conditional Asset Retirement Obligations." FIN No. 47 acknowledges instances in which a lack of necessary information prevents companies from making a reasonable estimate of the fair value of an asset retirement obligation because the timing and/or method of settlement is uncertain, and clarifies when companies would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN No. 47 did not have a material impact on the companies' consolidated financial position and results of operations.

l. Costs Associated with Exit or Disposal Activities—
Costs associated with an exit or disposal activity are accounted for in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under the statement, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred rather than the date of an entity's commitment to an exit plan.

m. Stock-based Compensation—
Effective July 1, 2005, the companies adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), using the modified-prospective method provided by SFAS No. 123R. The statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." It requires that compensation cost be recognized in the financial statements over the period that an employee provides service in exchange for the award. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instrument issued. In addition, liability awards are remeasured to fair value each reporting period. The adoption of SFAS No. 123R did not have a material impact on the companies' consolidated financial position and results of operations for the year ended March 31, 2006.

Prior to July 2005, the companies accounted for stock-based compensation plans by applying the intrinsic value-based method under APB Opinion No. 25 and related interpretations, and did not recognize any stock-based compensation cost because the exercise price of the options exceeded the quoted market price on the grant date.

The companies' net income and basic and diluted earnings per share ("EPS") would have been reduced to the pro forma amounts indicated below if compensation cost for the parent company's stock option plan had been measured by the fair-value-based method at the grant date for awards in accordance with the provisions of SFAS No. 123.

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Net income:				
As reported	¥116,020	¥182,369	**¥350,045**	**$2,992**
Deduct—total stock-based compensation cost determined under fair-value-based method	419	467	**125**	**1**
Pro forma	¥115,601	¥181,902	**¥349,920**	**$2,991**

	Yen			U.S. Dollars
	2004	2005	**2006**	**2006**
Basic EPS:				
As reported	¥74.11	¥116.49	**¥215.38**	**$1.84**
Pro forma	73.84	116.19	**215.31**	**1.84**
Diluted EPS:				
As reported	68.40	107.58	**205.62**	**1.76**
Pro forma	68.15	107.31	**205.54**	**1.76**

The weighted-average fair value of options granted under the parent company's stock option plan in 2004, 2005 and 2006 was ¥376, ¥415 and ¥783 ($6.69) per share, respectively.

Until March 31, 2005, the fair value of these stock options was estimated using the binominal option pricing model. However, since April 1, 2005, the fair value of these stock options was estimated using the Black Scholes option pricing model prospectively in order to produce a better evaluation.

The following assumptions were used to determine the fair value:

	2004	2005	**2006**
Risk-free interest rate	1.07%	1.65%	**1.02%**
Expected volatility	35.56%	36.23%	**37.20%**
Expected dividend yield	1.04%	1.65%	**1.06%–1,800%**
Weighted-average dividend yield	1.04%	1.65%	**1.32%**
Expected life	9.89 years	9.58 years	**7.00 years**

Total stock-based compensation cost recognized for the year ended March 31, 2006 was ¥786 million ($7 million). No stock-based compensation cost was capitalized for the year ended March 31, 2006. Tax effects of the compensation cost related to stock option plans are not considered because those expenses are not deductible for income tax purposes in Japan.

n. Revenue Recognition—
The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies.

Revenues from trading, manufacturing and other activities—
The companies derive revenues from trading, manufacturing and other activities. Manufacturing and other activities are typically conducted through consolidated subsidiaries.

Trading Activities—The companies derive revenues from margins related to various trading transactions in which they act as a principal, carry commodity inventory, and make a profit or loss on the spread between bid and asked prices for commodities.

Manufacturing Activities—Manufacturing activities include the manufacture of a wide variety of products, such as electronics, metals, machinery, chemicals and general consumer merchandise, and the development of natural resources.

Revenues from trading and manufacturing activities are recognized at the time the delivery conditions as agreed to by customers are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed and any future obligations are perfunctory and do not affect the customer's final acceptance of the arrangement.

For long-term construction businesses, depending on the nature of the contract, revenues from long-term construction projects are accounted for by the completed contract method, unless costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, in which case the companies use the percentage-of-completion method.

Other Activities—Other activities consist of services, and rental or leasing activities. Service related activities include performance of various services such as financial and logistics services, information and communications, technical support and other service related activities. The companies are also engaged in certain rental or leasing properties, including office buildings, aircrafts and other industrial assets.

Revenues from service related activities are recorded as revenue when the contracted services are rendered to third-party customers pursuant to the agreement. Revenues from rental or leasing activities are recognized over the terms of the underlying leases on a straight-line basis.

Trading margins and commissions on trading transactions—
The companies derive revenues from margins and commissions related to various trading transactions in which they act as a principal or an agent. Through the companies' trading activities, they facilitate their customers' purchases and sales of commodities and other products and charge a commission for this service. The trading margins and commissions are recognized when the companies have met the general policy conditions as stated above.

o. Advertising Costs—
Advertising costs are expensed when incurred. Advertising costs for the years ended March 31, 2004, 2005 and 2006 were ¥4,664 million, ¥5,736 million and ¥6,739 million ($58 million), respectively.

p. Research and Development Costs—
Research and development costs are charged to expense when incurred. Research and development costs for the years ended March 31, 2004, 2005 and 2006 were ¥3,206 million, ¥2,226 million and ¥2,319 million ($20 million), respectively.

q. Income Taxes—
The provision for income taxes is computed based on "Income from consolidated operations before income taxes" in the accompanying consolidated statements of income. The tax effects of temporary differences between the financial statements and income tax basis of assets and liabilities as well as operating loss carryforwards are recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

r. Derivatives—
The companies utilize derivative instruments primarily to manage interest rate risks, reduce exposure to movements in foreign exchange rates, and to hedge various inventory and trading commitments. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"), all derivative instruments are reported on the balance sheet at fair value. SFAS No. 133 establishes criteria for designation and effectiveness of hedging relationships.

Generally, on the date on which the derivative contract is executed, the companies designate such derivative as either a fair value hedge or a cash flow hedge to the extent that hedging criteria are met. Changes in the fair values of derivatives that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Changes in the fair values of derivatives that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income ("AOCI") until the hedged transactions occur and are recognized in earnings. Changes in fair value of derivatives not designated as hedging instruments and those held or issued for trading purposes are recorded currently in earnings. See Note 10.

s. Use of Estimates in the Preparation of the Financial Statements—
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates. Significant estimates underlying the accompanying consolidated financial statements include the allowance for doubtful accounts, valuation of investments, valuation of long-lived assets, pension and asset retirement obligations.

t. Earnings per Share—
Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted EPS is computed by using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of stock options and convertible bonds that were outstanding during the year. See Note 18 for additional information.

u. Consolidated Statements of Cash Flows—
For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments, including short-term time deposits, which are readily convertible into cash and have no significant risk of changes in value.

Additional cash flow information was as follows:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Cash paid during the year for:				
Interest (net of amounts capitalized)	¥41,639	¥46,547	**¥ 51,118**	**$ 437**
Income taxes	68,275	91,193	**132,853**	**1,135**
Non-cash investing and financing activities:				
Exchange of shares in connection with business combinations and reorganizations involving investees:				
Fair market value of shares received	1,979	10,177	**719**	**6**
Cost of shares surrendered	2,420	9,951	**189**	**1**
Issuance of common stock upon conversion of convertible bonds			**141,476**	**1,210**

As for non-cash investing and financing activities related to acquisitions, see Note 3, "ACQUISITIONS."

v. New Accounting Standards—
In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4," which amends Accounting Research Bulletins ("ARB") No. 43, Chapter 4, "Inventory Pricing," and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS No. 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal year beginning after June 15, 2005. The companies will adopt SFAS No. 151 as of April 1, 2006. The companies expect the adoption of SFAS No. 151 will not have a material effect on the companies' consolidated financial position and results of operations.

In March 2005, the EITF reached a consensus on Issue No. 04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," that stripping costs incurred during production are variable production costs that should be considered a component of inventory in each period. That is, production stripping costs incurred in a given period should be associated with the activities of that period, without consideration of future potential benefits. EITF Issue No. 04-6 is effective for fiscal years beginning after December 15, 2005. The companies will adopt EITF Issue No. 04-6 as of April 1, 2006. The companies expect the adoption of EITF Issue No. 04-6 will not have a material effect on the companies' consolidated financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," which changes the requirements for the accounting for and reporting of a change in accounting principle for all voluntary changes in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by

including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless impracticable. SFAS No. 154 also requires that a change in depreciation method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The companies will adopt SFAS No. 154 as of April 1, 2006.

In September 2005, the EITF reached a consensus on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The EITF concluded that entities that enter into inventory purchase and sales transactions with the same counterparty, in contemplation of one another, should combine the transactions and treat them as nonmonetary exchanges involving inventory. The EITF abstract also includes indicators that should be considered in making the determination as to whether transactions were entered into in contemplation of one another. Nonmonetary exchanges of finished goods for raw material and finished goods for work-in-process in the same line of business should be recorded at fair value. All other inventory-for-inventory exchange transactions within the same line of business do not culminate the earnings process and therefore should be recognized at carrying value. The companies will adopt EITF Issue No. 04-13 as of April 1, 2006. The companies expect the adoption of EITF Issue No. 04-13 will not have a material effect on the companies' consolidated financial position and results of operations.

3. ACQUISITIONS

MKG Bank GmbH—In November 2003, the companies acquired an additional 55% of the outstanding common shares of MKG Bank GmbH ("MKG-B"), a provider of automobile financing services in Europe to further build and expand the automobile finance business in Europe as one of the main businesses in its European automobile operations. Prior to the acquisition, the companies held a 45% equity interest in MKG-B and accounted for the investment by the equity method. As a result of the additional investment, MKG-B became a wholly owned subsidiary of the companies and MKG-B's operations have been included in the consolidated financial statements since that date. Under the acquisition agreement, the companies are required to make additional payments contingent upon the number of vehicles sold at wholesale in Germany over years.

The companies acquired total assets of ¥205,210 million and assumed total liabilities of ¥182,687 million at the date of acquisition. In addition to the total assets and total liabilities, the companies recorded an intangible asset of ¥18,360 million, which will be amortized over a useful life of eight years, related deferred tax liabilities of ¥6,687 million and current liabilities of ¥1,003 million. The acquired intangible asset was related to the right to preferentially provide automobile financing services to customers of Mitsubishi Motors Corporation in Europe. The current liability represents the excess of the fair value of acquired net assets over the cost, which is offset against the additional cost to be recognized when contingent consideration is paid.

In April 2005, the companies made an additional payment of ¥499 million ($4 million) as the consideration, which resulted to the resolution of the contingency. The residual current liability was treated as excess of fair value of acquired net assets over cost and allocated as a reduction of the amounts of acquired assets.

Meidi-ya Corporation—In April 2005, the companies acquired the wholesale foods and alcoholic beverages business from Meidi-Ya Co., Ltd. ("Meidi-Ya") through Meidi-ya Corporation in which the parent company owns 51% controlling interests. The acquisition allows the companies to expand the business by combining the business honor, functions and personnel of Meidi-Ya with an information network, reputation for reliability and financial strength of the companies.

The acquisition was accounted for in accordance with SFAS No. 141 and accordingly, the acquisition cost of ¥2,550 million ($22 million) was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. Total amounts assigned to acquired assets and assumed liability at the date of acquisition were ¥71,443 million ($611 million) and ¥66,443 million ($568 million), respectively. The results of operations of Meidi-ya Corporation have been included in the companies' consolidated statement of income since the acquisition date.

Private Equity Portfolio Companies in North America—One of the U.S. subsidiaries, which is in the business of acquiring private equity portfolio companies, acquired the following three companies during the year ended March 31, 2006: (1) Nutritional Holdings, Inc., a dietary supplements manufacturing company, (2) Milton's Fine Foods, Inc., a company involved in the marketing and selling of baked goods and frozen entrees, and (3) InterFlex Holdings, Inc., a company involved in the designing, printing, converting, and marketing of flexible packaging material.

These acquisitions were accounted for in accordance with SFAS No. 141 and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their relative fair values at the date of acquisition. The operations of each of these companies have been included in the companies' consolidated statements of income from the date of their respective acquisition. The fair value of the aggregate net assets acquired was ¥6,642 million ($57 million) and the aggregate purchase price was ¥10,924 million ($94 million).

The value attributed to the acquired intangible assets was ¥3,349 million ($29 million) which consisted primarily of customer relationships of ¥1,707 million ($15 million), being amortized on straight-line ranging between 5 and 13 years, and trademarks of ¥1,190 million ($10 million), being amortized on straight-line basis over 5 years. Goodwill of ¥4,282 million ($37 million) was recognized at the date of acquisition.

4. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

Debt and Marketable Equity Securities—Pursuant to SFAS No. 115, substantially all of the companies' debt securities, principally corporate bonds and commercial paper, and marketable equity securities, were classified as available-for-sale except for certain items categorized as trading securities. Information regarding each category of securities classified as trading and available-for-sale at March 31, 2005 and 2006 was as follows:

	Millions of Yen			
March 31, 2005	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				¥108,029
Available-for-sale:				
Equity securities	¥386,167	¥511,792	¥(1,529)	896,430
Debt securities	282,870	5,832	(192)	288,510

	Millions of Yen			
March 31, 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				**¥ 136,993**
Available-for-sale:				
Equity securities	**¥414,987**	**¥976,166**	**¥ (836)**	**1,390,317**
Debt securities	**221,964**	**2,506**	**(1,267)**	**223,203**

	Millions of U.S. Dollars			
March 31, 2006	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities classified as:				
Trading				**$ 1,171**
Available-for-sale:				
Equity securities	**$3,547**	**$8,343**	**$ (7)**	**11,883**
Debt securities	**1,897**	**22**	**(11)**	**1,908**

The carrying amounts of available-for-sale securities included in cash and cash equivalents in the consolidated balance sheets were ¥49,996 million ($427 million) at March 31, 2006.

The carrying values of debt securities classified as available-for-sale at March 31, 2006, by contractual maturity, were as follows:

	Millions of Yen	Millions of U.S. Dollars
Due in one year or less	**¥102,634**	**$ 877**
Due after one year through five years	**82,169**	**702**
Due after five years through ten years	**29,460**	**252**
Due after ten years	**8,940**	**77**
Total	**¥223,203**	**$1,908**

Proceeds from sales and gross realized gains and losses on available-for-sale securities for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Proceeds from sales	¥232,641	¥327,994	**¥240,243**	**$2,053**
Gross realized gains	¥ 38,450	¥ 18,698	**¥ 37,839**	**$ 323**
Gross realized losses	(1,132)	(1,346)	**(747)**	**(6)**
Net realized gains	¥ 37,318	¥ 17,352	**¥ 37,092**	**$ 317**

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were losses of ¥81 million for the year ended March 31, 2004 and gains of ¥1,718 million and ¥10,306 million ($88 million), for the years ended March 31, 2005 and 2006, respectively.

For the years ended March 31, 2004, 2005 and 2006, losses of ¥1,720 million, ¥12,408 million and ¥572 million ($5 million), respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

The following table sets forth gross unrealized losses and the fair value of the companies' investments which have unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005 and 2006:

	Millions of Yen					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	¥ 6,726	¥ (958)	¥1,727	¥(571)	¥ 8,453	¥(1,529)
Debt securities	22,222	(174)	1,072	(18)	23,294	(192)
Total	¥28,948	¥(1,132)	¥2,799	¥(589)	¥31,747	¥(1,721)

	Millions of Yen					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	**¥ 1,504**	**¥ (108)**	**¥3,326**	**¥(728)**	**¥ 4,830**	**¥ (836)**
Debt securities	**33,372**	**(1,002)**	**3,446**	**(265)**	**36,818**	**(1,267)**
Total	**¥34,876**	**¥(1,110)**	**¥6,772**	**¥(993)**	**¥41,648**	**¥(2,103)**

	Millions of U.S. Dollars					
	Less than 12 Months		12 Months or Longer		Total	
March 31, 2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	**$ 13**	**$ (1)**	**$28**	**$ (6)**	**$ 41**	**$ (7)**
Debt securities	**285**	**(9)**	**30**	**(29)**	**315**	**(11)**
Total	**$298**	**$(10)**	**$58**	**$ (8)**	**$356**	**$(18)**

Marketable equity securities—The companies' unrealized losses on investments in marketable equity securities mainly relate to common stock of approximately 50 customers and suppliers of the companies. The unrealized losses were due to changes in market prices. The fair value of individual investments is approximately 1% to 47% less than cost. Based on the companies' ability and intent to hold the investment for a reasonable period of time sufficient for a recovery of fair value, and the considerable overall market recovery during the current year, the companies do not consider these investments to be other-than-temporarily impaired at March 31, 2006.

Debt securities—The companies' unrealized losses on investments in debt securities, which relate to approximately 20 corporate bonds with individual fair value of approximately 0.1% to 17% less than cost, were ¥1,267 million ($11 million) at March 31, 2006. The unrealized losses were mainly caused by interest rate and credit spread increases. Credit spreads of corporate bonds have increased slightly, however, as a part of their ongoing review process, the companies currently do not believe that it is probable that it will be unable to collect all amounts due according to the contractual terms of the investment. The companies have the ability and intent to hold these investments for a period of time sufficient for a recovery of fair value. Therefore, the companies do not consider these investments to be other-than-temporarily impaired at March 31, 2006.

In connection with certain business combinations undertaken by entities in which the parent company held shares, the parent company recognized gains or losses on the exchange of its investment for the acquiree's shares, based on the difference between the fair value of the acquirer's shares and the recorded basis of the shares surrendered, amounting to a loss of ¥441 million for the year ended March 31, 2004 and gains of ¥395 million and ¥530 million ($5 million) for the years ended March 31, 2005 and 2006, respectively.

Investments Other than Debt and Marketable Equity Securities—Other investments include investments in non-marketable equity securities of unaffiliated customers, suppliers and certain financial institutions, which include certain preferred stocks, amounting to ¥313,524 million and ¥307,967 million ($2,632 million) at March 31, 2005 and 2006, respectively. Other investments also include guarantee deposits, investments in non-current time deposits, etc., amounting to ¥69,523 million and ¥64,744 million ($553 million) at March 31, 2005 and 2006, respectively.

Investments in non-marketable equity securities of unaffiliated companies are carried at cost ("cost-method investments"), as fair value is not readily determinable. However, if there are identified events or circumstances that have a significant adverse effect on the fair value of an investment, the fair value is estimated to have declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value.

Cost-method investments of ¥306,028 million and ¥305,188 million ($2,608 million) at March 31, 2005 and 2006, respectively, were not evaluated for impairment since there were no identified events or circumstances that would have had a significant adverse effect on fair values of investments and the companies determined that it was not practicable to estimate the fair values of the investments.

Impairment losses recognized for cost-method investments were ¥37,290 million, including a loss of ¥20,437 million on the write-down of an investment in Powered Com, Inc., an 11.6% owned cost method investee, for the year ended March 31, 2004, ¥17,319 million for the year ended March 31, 2005, and ¥7,497 million ($64 million) for the year ended March 31, 2006.

5. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method.

Such investments include, but are not limited to, the companies' investments in Sakhalin Energy Investment Company Ltd. (20.00%), LAWSON, INC. ("LAWSON," 31.67%), Japan Australia LNG (MIMI) Pty, Ltd. (50.00%), MI Berau B.V. ("MI Berau," 56.00%), SPDC Ltd. (21.09%), MOZAL S.A.R.L. (25.00%).

The affiliated companies operate mainly in the manufacturing, resource development and service industries, and substantially participate in the companies' operating transactions as either purchasers or suppliers. Such companies principally operate in Japan, Asia, Oceania, Europe and North America.

Investments in and advances to affiliated companies at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Investments in capital stock	¥777,541	**¥1,041,750**	**$8,904**
Advances	57,538	**48,472**	**414**
Total	¥835,079	**¥1,090,222**	**$9,318**

Investments in capital stock include ¥92,219 million and ¥107,237 million ($917 million) at March 31, 2005 and 2006, respectively, representing the balance of goodwill.

Investments in capital stock of affiliated companies included marketable equity securities with carrying amounts of ¥205,733 million and ¥239,505 million ($2,047 million), which included capital stock of LAWSON, of ¥123,406 million and ¥127,887 million ($1,093 million), at March 31, 2005 and 2006, respectively. Corresponding aggregate quoted market values were ¥242,971 million and ¥363,076 million ($3,103 million), which included LAWSON which was valued at ¥127,653 million and ¥143,529 million ($1,227 million) at March 31, 2005 and 2006, respectively.

The companies evaluate the fair value of investments in LAWSON based on a comprehensive evaluation of a number of factors, including independent appraisals based on the discounted cash flow method that reflected future business plans and share price movements. In the third quarter of the year ended March 31, 2005, the companies recognized an impairment loss of ¥54,439 million on investment in LAWSON due to the length of time that the stock market price had stayed below the carrying amount of the investment. The amount of loss was determined as the difference between the carrying amount of the LAWSON investment and the fair value based on the market price at the end of December 2004 and was included in "Loss (gain) on marketable securities and investments—net" in the consolidated statement of income for the year ended March 31, 2005.

The companies hold a 56% ownership interest in MI Berau, a Netherlands corporation, a joint venture participating in the Tangguh LNG Project in Indonesia, with INPEX CORPORATION ("INPEX"), a minority shareholder holding a 44% ownership interest. The companies consolidated its operations from the year ended March 31, 2002. During the year ended March 31, 2004, the companies entered into a joint venture agreement (the "Shareholders Agreement") with INPEX, and under the Shareholders Agreement, significant decisions regarding MI Berau's operations require unanimous consent by the companies and INPEX. The rights given to INPEX in the Shareholders Agreement are considered as substantive participating rights, and control over the operations or assets of MI Berau no longer rests with the companies. Accordingly, the companies ceased consolidation of MI Berau and applied the equity method from July 1, 2003 in accordance with EITF Issue No. 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights."

Certain financial information with respect to the affiliated companies, which are accounted for by the equity method, for the years ended March 31, 2004, 2005 and 2006 was presented below:

	Millions of Yen		Millions of U.S. Dollars
	2005	**2006**	**2006**
Current assets	¥1,800,780	**¥2,139,171**	**$18,284**
Property and equipment—net	2,492,608	**3,331,337**	**28,473**
Other assets	966,476	**1,168,650**	**9,988**
Total assets	¥5,259,864	**¥6,639,158**	**$56,745**
Current liabilities	¥1,718,811	**¥1,930,931**	**$16,504**
Non-current liabilities	1,123,972	**1,497,916**	**12,803**
Minority interest	10,075	**19,620**	**168**
Shareholders' equity	2,407,006	**3,190,691**	**27,270**
Total liabilities and shareholders' equity	¥5,259,864	**¥6,639,158**	**$56,745**

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Operating transactions	¥5,013,324	¥4,611,073	**¥5,722,770**	**$48,913**
Gross profit	¥1,114,093	¥1,143,004	**¥1,370,868**	**$11,717**
Net income	¥ 180,137	¥ 275,505	**¥ 379,294**	**$ 3,242**

Operating transactions for the years ended March 31, 2004, 2005 and 2006 included ¥916,135 million, ¥926,101 million and ¥1,095,523 million ($9,363 million), respectively, in which affiliated companies participated as purchasers from, and ¥915,449 million, ¥1,125,680 million and ¥1,186,015 million ($10,137 million), respectively, in which they participated as suppliers to the companies.

Dividends received from affiliated companies for the years ended March 31, 2004, 2005 and 2006 were ¥32,100 million, ¥59,560 million and ¥65,948 million ($564 million), respectively.

6. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the allowance for doubtful receivables was presented for the years ended March 31, 2004, 2005 and 2006 as follows:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Balance, beginning of year	¥182,591	¥166,986	**¥157,424**	**$1,346**
Provision for doubtful receivables	7,436	9,376	**4,838**	**41**
Net charge-offs:				
Charge-offs	(33,672)	(26,945)	**(74,076)**	**(633)**
Recoveries	4,079	5,980	**8,554**	**73**
Total net charge-offs	(29,593)	(20,965)	**(65,522)**	**(560)**
Other*	6,552	2,027	**301**	**2**
Balance, end of year	¥166,986	¥157,424	**¥ 97,041**	**$ 829**

*"Other" principally includes the effect of consolidation/deconsolidation of certain subsidiaries and the effect of changes in foreign currency exchange rates.

At March 31, 2005 and 2006, the total recorded investment in loans that were considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including those trade receivables with terms exceeding one year, was ¥143,007 million and ¥67,701 million ($579 million), respectively, and the related allowance for credit losses provided at each year-end was ¥117,946 million and ¥59,844 million ($511 million), respectively.

Interest income on impaired loans recognized for each of the three years in the period ended March 31, 2006 was not material. The companies generally recognize interest income on impaired loans on a cash basis.

7. PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Real estate held for development and resale	¥ 66,240	**¥ 56,655**	**$ 484**
Land	257,922	**260,161**	**2,224**
Buildings, including leasehold improvements	510,170	**517,108**	**4,420**
Machinery and equipment	564,289	**652,556**	**5,577**
Aircrafts and vessels	393,824	**422,540**	**3,611**
Mineral rights	142,821	**167,838**	**1,435**
Projects in progress	37,448	**74,054**	**633**
Total	1,972,714	**2,150,912**	**18,384**
Less accumulated depreciation	(745,553)	**(823,640)**	**(7,040)**
Property and equipment—net	¥1,227,161	**¥1,327,272**	**$11,344**

Depreciation expense for the years ended March 31, 2004, 2005 and 2006 was ¥102,982 million, ¥102,794 million and ¥104,725 million ($895 million), respectively.

The impairment loss on long-lived assets for the year ended March 31, 2006 relates principally to distribution centers, warehouse and land held for lease owned by a subsidiary, and machinery and equipment used in connection with a satellite project carried out by a subsidiary. For the years ended March 31, 2004 and 2005, these losses were principally due to certain facilities, land and aircrafts owned by subsidiaries, equipment used in connection with a phone line project carried out by a subsidiary, and a warehouse and land held for lease. The impairments for the year ended March 31, 2006, mainly related to declining profitability resulting from the deterioration of business environment caused by an increase in competition, and to change in management policies of subsidiaries. The impairment for the years ended March 31, 2004 and 2005, also mainly related to declining profitability resulting from the deterioration of business environment and to change in management policies of subsidiaries.

Impairment losses recognized for the years ended March 31, 2004, 2005 and 2006 were applicable to the following segments:

	Millions of Yen			Millions of U.S. Dollars
Segment	2004	2005	2006	2006
New Business Initiative	¥ 17	¥10,124	**¥ 52**	
Energy Business	6,660	9,380	**693**	**$ 6**
Metals	2,473	6,324	**267**	**2**
Machinery	7,703	2,135	**1,775**	**15**
Chemicals	37	50		
Living Essentials	1,981	1,015	**2,509**	**22**
Other*	81	10	**4**	
Total	¥18,952	¥29,038	**¥5,300**	**$45**

* "Other" represents impairment losses attributable to assets for corporate use which have not been allocated to specific operating segments.

These amounts were included in "Loss (gain) on property and equipment—net" in the accompanying consolidated statements of income and were determined as the difference between the carrying value and the estimated fair value of these assets. Estimated fair values of assets were primarily determined based on independent appraisals and discounted cash flows analyses.

Capitalized interest was ¥1,848 million, ¥1,696 million and ¥1,798 million ($15 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

8. PLEDGED ASSETS

At March 31, 2006, assets pledged as collateral for short-term debt, long-term debt and contingent liabilities of the companies were as follows:

	Millions of Yen	Millions of U.S. Dollars
Notes, loans and accounts receivable—trade (current and non-current)	**¥ 60,106**	**$ 514**
Non-current investment securities (carrying value)	**11,667**	**100**
Property and equipment (net of accumulated depreciation)	**159,729**	**1,365**
Other	**73,903**	**631**
Total	**¥305,405**	**$2,610**

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of Yen	Millions of U.S. Dollars
Short-term debt	**¥ 14,459**	**$ 124**
Long-term debt	**242,646**	**2,074**
Contingent liabilities—guarantees of contracts	**48,300**	**412**
Total	**¥305,405**	**$2,610**

Trust receipts issued under customary import financing arrangements give banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The companies follow the practice of repaying the related notes and acceptances payable at maturity without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

See Note 12 for a description of the right of the lending banks to require the companies to provide collateral (or additional collateral) not included in pledged assets summarized in the first paragraph of this note.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are not amortized and other intangible assets with finite useful lives are amortized over their respective estimated useful lives.

Other Intangible Assets

The following tables present information regarding carrying amounts and accumulated amortization balances of other intangible assets by major asset class at March 31, 2005 and 2006:

	Millions of Yen		
March 31, 2005	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets with finite lives:			
Software	¥ 53,518	¥(27,992)	¥25,526
Manufacturing, sales and services licenses, and trademarks	39,037	(14,916)	24,121
Other	9,980	(4,085)	5,895
Total	¥102,535	¥(46,993)	¥55,542
Intangible assets with indefinite lives:			
Rights to use land			¥ 1,421
Customer relationship			3,453
Others			3,834
Total			¥ 8,708

	Millions of Yen			Millions of U.S. Dollars		
March 31, 2006	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets with finite lives:						
Software	¥ 62,656	¥(32,978)	¥29,678	$535	$(282)	$253
Manufacturing, sales and services licenses, and trademarks	39,017	(21,721)	17,296	333	(185)	148
Customer relationship	1,829	(104)	1,725	16	(1)	15
Other	12,583	(5,444)	7,139	108	(47)	61
Total	¥116,085	¥(60,247)	¥55,838	$992	$(515)	$477
Intangible assets with indefinite lives:						
Rights to use land			¥ 2,745			$ 23
Customer relationship			2,797			24
Others			6,051			52
Total			¥11,593			$ 99

Intangible assets with finite lives acquired during the years ended March 31, 2004, 2005 and 2006 aggregated ¥32,498 million, ¥14,598 million and ¥18,741 million ($160 million), respectively. During the year ended March 31, 2004, the companies acquired assets primarily consisting of a financing service license of ¥18,360 million related to the automobile business in Europe and software of ¥11,926 million. During the year ended March 31, 2005, the companies acquired assets primarily consisting of a manufacturing and sales license of ¥2,182 million related to the automobile business in certain Asian countries and software of ¥9,967 million. During the year ended March 31, 2006, the companies acquired assets primarily consisting of customer relationships of ¥1,707 million ($15 million) and software of ¥13,133 million ($112 million). The weighted-average amortization periods for the manufacturing and sales license, and software are 5 years. The weighted-average amortization period for the financing service licenses is 8 years. The weighted-average amortization period for the customer relationship ranges from 5 years to 13 years.

Intangible assets with indefinite lives acquired during the years ended March 31, 2004, 2005 and 2006 totaled ¥650 million, ¥3,773 million and ¥1,798 million ($15 million), respectively. During the year ended March 31, 2005, the companies acquired assets primarily consisting of a customer relationships of ¥3,453 million related to the wholesale business.

Amortization expense for intangible assets with finite lives was ¥14,518 million, ¥17,166 million and ¥16,952 million ($145 million) for the years ended March 31, 2004, 2005 and 2006, respectively.

As of March 31, 2006, estimated amortization expense in each of the next five years is as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2007	¥16,252	$139
2008	13,194	113
2009	9,650	82
2010	7,554	65
2011	4,109	35

Based on the results of the impairment testing, no impairment loss was recorded during the year ended March 31, 2004 and impairment losses of ¥5,987 million and ¥1,863 million ($16 million) were recorded for the years ended March 31, 2005 and 2006, respectively.

These impairment losses consist primarily of the losses of ¥4,922 million and ¥1,652 million ($14 million) on the service right in the Machinery group for the years ended March 31, 2005 and 2006, respectively, which were caused by the decline of the estimated cash flows.

These impairment losses are included in "Loss (gain) on property and equipment-net."

Goodwill

The following tables show changes in the carrying amount of goodwill by reporting operating segment for the years ended March 31, 2005 and 2006:

	March 31, 2005			
	Millions of Yen			
Segment	Balance, Beginning of Year	Goodwill Additions	Other*	Balance, End of Year
New Business Initiative	¥ 1,679	¥ 383	¥(1,343)	¥ 719
Energy Business		276		276
Metals	8,739	143	(429)	8,453
Machinery	3,237		(1,797)	1,440
Chemicals	4,274	211	(18)	4,467
Living Essentials	11,657	2,353	(504)	13,506
Other	632	1,010	(203)	1,439
Total	¥30,218	¥4,376	¥(4,294)	¥30,300

	March 31, 2006									
	Millions of Yen					Millions of U.S. Dollars				
Segment	Balance, Beginning of Year	Goodwill Additions	Impairment Losses	Other*	Balance, End of Year	Balance, Beginning of Year	Goodwill Additions	Impairment Losses	Other*	Balance, End of Year
New Business Initiative	¥ 719	¥ 102		¥ (42)	¥ 779	$ 6	$ 1			$ 7
Energy Business	276	1		1	278	2				2
Metals	8,453			(198)	8,255	73			$ (2)	71
Machinery	1,440			(255)	1,185	12			(2)	10
Chemicals	4,467		¥(2,930)	(44)	1,493	38		$(25)		13
Living Essentials	13,506	17		(3,712)	9,811	116			(32)	84
Other	1,439	4,282	(683)	598	5,636	12	37	(6)	5	48
Total	¥30,300	¥4,402	¥(3,613)	¥(3,652)	¥27,437	$259	$38	$(31)	$(31)	$235

*"Other" includes effects of divestitures, foreign currency exchange rate changes and adjustment for pre-acquisition contingencies.

As a result of impairment tests of goodwill, no impairment losses were recognized during the years ended March 31, 2004 and 2005. During the year ended March 31, 2006, the companies recognized an impairment loss of ¥3,613 million ($31 million), which is included in "Other income-net." See Note 20.

An impairment loss of ¥2,930 million ($25 million) was recognized in the Chemicals group related to a foreign subsidiary which engages in petrochemical industry. Since the subsidiary experienced a decrease in profitability due to the intensity of the competitive environment and higher material cost, the net book value exceeded the fair value of subsidiary and the companies recognized the impairment loss. The companies determined the fair value using the discounted future cash flow method.

10. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall Risk Management—The companies, in the normal course of business, are exposed to market risks from changes in interest rates, foreign exchange rates, and commodity and equity prices. To manage the exposures to these risks, the companies generally identify their net exposures and take advantage of natural offsets. Additionally, the companies enter into various derivative transactions pursuant to the companies' risk management policies in response to counterparty exposure and to hedge specific risks.

The primary types of derivatives used by the companies are interest rate swaps, forward exchange contracts, currency swaps and commodity futures contracts. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. Whenever practical, designation is performed on a specific exposure basis to qualify for hedge accounting. In these circumstances, the companies assess, both at the inception of the hedge and on an on-going basis, whether the hedging derivatives are highly effective in offsetting changes in fair values or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the companies will discontinue hedge accounting.

The companies seek to minimize credit risk associated with derivative contracts by limiting counterparties to major international financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties.

Interest Rate Risk Management—The companies' financing, investing and cash management activities are exposed to market risk from changes in interest rates. In order to manage these exposures, the companies have entered into interest rate swap contracts. Interest rate swaps are used, in most instances, to convert fixed rate assets or debts to floating rate assets or debts, as well as convert some floating rate assets or debts to a fixed basis. The objective of maintaining this mix of

fixed and floating rate assets and debt allows the companies to manage the overall value of cash flows attributable to certain assets and debt instruments.

Foreign Currency Risk Management—The companies operate globally and are exposed to foreign currency risks related to purchasing, selling, financing and investing in currencies other than the local currencies in which the companies operate. The companies' strategy to manage foreign currency risks is to net foreign currency exposures on recognized assets, liabilities and unrecognized firm commitments by taking advantage of natural offsets, and purchase forward exchange contracts and other contracts to preserve the economic value of cash flows in non-functional currencies. The companies believe that in circumstances where these foreign currency contracts have not been designated as hedging instruments under SFAS No. 133, such contracts effectively hedge the impact of the variability in exchange rates. Principal currencies hedged include the U.S. dollar, the Euro and the Australian dollar.

Commodity Price Risk Management—The companies are exposed to price fluctuations of various commodities used in their trading and other operating activities. The companies enter into commodity futures, forwards, options and swaps contracts, to hedge the variability in commodity prices in accordance with their risk management procedures. Except in certain cases where these contracts have been designated as a cash flow hedge, they are generally not designated as hedging instruments under SFAS No. 133.

Fair Value Hedge—Derivative instruments designated as fair value hedges primarily relate to interest rate swaps used to convert fixed rate assets or debt obligations to floating rate assets or debts. Changes in fair values of hedged assets and debt obligations, and hedging derivative instruments are recognized in earnings in "Other income—net." The amount of hedge ineffectiveness recognized on fair value hedges was gains of ¥44 million, ¥113 million and ¥8 million ($0 million) for the years ended March 31, 2004, 2005 and 2006, respectively. During the same periods, no fair value hedges for firm commitments were derecognized.

Cash Flow Hedge—Derivative instruments designated as cash flow hedges include interest rate swaps to convert floating rate liabilities to fixed rate liabilities and foreign currency swaps contracts to eliminate variability in functional-currency-equivalent cash flows on certain debt obligations. Additionally, commodity swaps and futures contracts with maturities of not more than 10 years are utilized and qualify as cash flow hedges. Current open contracts hedge forecasted transactions until 2015. There was no amount of hedge ineffectiveness on cash flow hedge or net gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2004, 2005 and 2006. Derivative gains and losses included in AOCI are reclassified into earnings at the time that the associated hedged transactions impact the income statement. Approximately ¥4,700 million ($40 million) of these net derivative losses, net of tax, included in AOCI at March 31, 2006 will be reclassified into earnings within 12 months from that date. During the year ended March 31, 2006, no cash flow hedges for forecasted commitments were derecognized.

Hedge of the Net Investment in Foreign Operations—The parent company enters into foreign exchange forward contracts to hedge the foreign currency exposures of its net investments in foreign operations. Changes in fair values of hedging instruments have been included in foreign currency translation adjustments within "Other comprehensive income (loss)." The net amount of gains or losses included in the foreign currency translation adjustments was gains of ¥1,652 million and losses of ¥14,881 million ($127 million) for the years ended March 31, 2005 and 2006, respectively.

Derivative Instruments Used for Other than Hedging Activities—The parent company and certain subsidiaries enter into derivative financial instruments as a part of their trading activities. The companies clearly distinguish derivatives used in trading activities from derivatives used for risk management purposes. As part of their internal control policies, the companies have set strict limits on the positions which can be taken in order to minimize potential losses for these derivative transactions and periodically monitor the open positions for compliance.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The companies, in the normal course of their business, are parties to various financial instruments. The companies engage in operating transactions with a significant number of customers in a wide variety of industries all over the world, and their receivables from and guarantees to such parties are broadly diversified. Consequently, in management's opinion, no significant concentration of credit risk exists for the companies. Credit risk exposure of these financial instruments in the event of counterparty nonperformance is controlled through credit approvals, limits and monitoring procedures based on the credit policies. The companies require collateral to the extent considered necessary.

The estimated fair value of financial instruments has been determined using available market information or valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Current Financial Assets and Current Financial Liabilities—The estimated fair values of cash and cash equivalents, time deposits, trade receivables and payables and short-term debt approximate their carrying amounts due to the relatively short maturities of these instruments.

Short-term Investments and Other Investments—The fair values of marketable securities included in "Short-term investments" and "Other investments" are based on quoted market prices. The fair value information for each category of securities is set forth in Note 4. "Other investments" also include investments in non-marketable equity securities of unaffiliated customers, suppliers and certain financial institutions, which include certain preferred stocks, guarantee deposits and non-current time deposits.

The fair values of non-current time deposits are estimated based on the present value of estimated future cash flows; however, it is not practicable to estimate fair values of the investments in non-marketable equity securities of unaffiliated companies, which consist of approximately one thousand small investments in customers and suppliers, as such estimation was not readily determinable.

Non-current Notes, Loans, Accounts Receivable and Advances to Affiliated Companies—The fair values of these items are estimated by discounting estimated future cash flows using a rate which is commensurate with the risks involved.

Long-term Debt—The fair values of the companies' debt are estimated based on the present value of estimated future cash flows computed using interest rates that are currently available to the companies for debt with similar terms and remaining maturities.

Derivative Financial Instruments—The fair values of the derivative financial instruments are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the companies.

The following table presented the carrying amounts and estimated fair values of financial instruments valued under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" at March 31, 2005 and 2006. Accordingly, certain amounts which are not considered financial instruments are excluded from the table.

	Millions of Yen				Millions of U.S. Dollars	
	2005		**2006**		**2006**	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:						
Current financial assets other than short-term investments, net of allowance for doubtful receivables	¥3,597,426	¥3,597,426	**¥3,952,803**	**¥3,952,803**	**$33,785**	**$33,785**
Short-term investments and other investments, for which it is:						
Practicable to estimate fair value	1,309,816	1,309,816	**1,703,611**	**1,703,611**	**14,561**	**14,561**
Not practicable to estimate fair value	366,200		**369,617**		**3,159**	
Non-current notes, loans and accounts receivable and advances to affiliated companies, net of allowance for doubtful receivables	528,750	552,617	**454,939**	**467,530**	**3,888**	**3,996**
Derivative assets, included in "Other current assets" and "Other assets"	86,193	86,193	**44,644**	**44,644**	**382**	**382**
Financial liabilities:						
Current financial liabilities	2,921,603	2,921,603	**3,410,661**	**3,410,661**	**29,151**	**29,151**
Long-term debt, including current maturities, and non-current trade payables, included in "Other long-term liabilities"	3,699,739	3,684,690	**3,304,818**	**3,289,482**	**28,246**	**28,115**
Derivative liabilities, included in "Other current liabilities" and "Other long-term liabilities"	53,301	53,301	**57,900**	**57,900**	**495**	**495**

12. SHORT-TERM AND LONG-TERM DEBT

Short-term debt at March 31, 2005 and 2006 consisted of the following:

	2005		**2006**		**2006**
	Millions of Yen	Interest Rate	Millions of Yen	Interest Rate	Millions of U.S. Dollars
Bank loans	¥534,841	1.5%	**¥563,031**	**2.2%**	**$4,812**
Commercial paper	10,283	4.8	**63,124**	**2.1**	**540**
Total	¥545,124		**¥626,155**		**$5,352**

The interest rates represent weighted average rates on outstanding balances at March 31, 2005 and 2006. As for short-term debt with collateral, see Note 8, "PLEDGED ASSETS."

Long-term debt at March 31, 2005 and 2006 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Long-term debt with collateral (see Note 8):			
Banks and insurance companies, maturing serially through 2034—principally 1%–2.9%	¥ 30,824	¥ 26,072	$ 223
Government-owned banks and government agencies, maturing serially through 2022—principally 2%–2.9%	44,519	34,700	296
Banks and others, maturing serially through 2022 (payable in foreign currencies)—principally 3%–9.9%	47,397	45,926	392
Government-owned bank, maturing serially through 2025 (payable in foreign currency)—principally 3%–6.9%	31,310	26,050	223
Japanese yen bonds (floating rate 0.85% as of March 31, 2006, due 2008)		1,500	13
Japanese yen bonds (fixed rate 0.56% to 1.675%, due 2007–2009)	3,600	1,600	14
U.S. dollar bonds (fixed rate 6.09%, due 2021)	11,046	9,483	81
Total	¥168,696	¥145,331	$1,242
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2022—principally 0%–1.9%	1,495,901	1,431,336	12,234
Government-owned banks and government agencies, maturing serially through 2018—principally 1%–1.9%	152,164	145,129	1,241
Government-owned bank, maturing serially through 2019 (payable in foreign currency)—principally 4%–5.9%	102,843	95,409	816
Banks and others, maturing serially through 2025 (payable in foreign currencies)—principally 3%–4.9%	347,212	299,409	2,559
Japanese yen callable bonds (floating rate 1.7% as of March 31, 2006, due 2015)	10,000	10,000	85
Japanese yen callable bonds (adjustable fixed rate 1.5%, due 2010)	10,000		
Japanese yen callable bonds (adjustable fixed rate 1.3%, due 2013)	10,000	10,000	85
Japanese yen callable bonds (adjustable fixed rate 1.23%, due 2013)	10,000	10,000	85
Japanese yen callable bonds (adjustable fixed rate 0.7%, due 2013)	14,000	14,000	120
Japanese yen callable bonds (adjustable fixed rate 0.6%, due 2013)	10,000	10,000	85
Japanese yen callable bonds (adjustable fixed rate 1.04%, due 2014)	15,000	15,000	128
Japanese yen callable bonds (adjustable fixed rate 0.9%, due 2015)	10,000	10,000	85
Japanese yen extensible bonds (floating rate 0.377% as of March 31, 2006, due 2009)	35,000	34,400	294
Japanese yen bonds (floating rate 0.4%–2.663% as of March 31, 2006, due 2007–2010)	59,100	59,100	505
Japanese yen bonds (floating rate 0.834%–2.163% as of March 31, 2006, due 2013–2014)	65,000	65,000	556
Japanese yen bonds (floating rate 2.177%–2.521% as of March 31, 2006, due 2015–2016)	35,000	55,000	470
Japanese yen bonds (floating rate 1.145%–1.952% as of March 31, 2006, due 2017)		30,000	257
Japanese yen bonds (fixed rate 2%, due 2006)	20,000		
Japanese yen bonds (fixed rate 0.6% to 2.125%, due 2007–2008)	61,500	61,000	521
Japanese yen bonds (fixed rate 2.08% to 2.58%, due 2009)	120,000	120,000	1,026
Japanese yen bonds (fixed rate 2.07% to 3.18%, due 2010–2019)	117,000	117,000	1,000
Japanese yen bonds (fixed rate 0.35% to 0.72%, due 2008–2009)	35,000	35,000	299
Japanese yen bonds (fixed rate 0.91% to 1.27%, due 2012–2015)	57,000	57,000	487
Japanese yen bonds (fixed rate 2% to 2.65%, subject to change to floating rate, due 2016–2017)	30,000		
U.S. dollar bonds (fixed rate 3.6%, due 2005)	13,081		
Thai baht bonds (fixed rate 3.35% to 3.77%, due 2008)	8,037	9,148	78
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3%, due 2009)	15,000	15,000	128
Japanese yen convertible bond (zero coupon, due 2011)	150,000	8,524	73
Dual currency Japanese yen/Australian dollar bonds (fixed rate 3.17%, due 2007)	3,043	2,920	25
Medium-term notes (payable in Japanese yen), due 2005–2019—0%–5.43% in 2005 and due 2006–2019—0%–4.21% in 2006	139,994	96,006	821
Medium-term notes (payable in U.S. dollar), due 2005–2009—2.7%–7.1% in 2005 and due 2008–2011—4.5%–5.53% in 2006	29,414	8,232	70
Commercial paper (payable in Japanese yen), with average interest rate of 0.071%	150,000	210,000	1,795
Total	3,330,289	3,033,613	25,928
Total	3,498,985	3,178,944	27,170
Add unamortized issue premium	2,571	121	1
Add mark to market adjustment—under SFAS No. 133	28,071	(10,282)	(87)
Total	3,529,627	3,168,783	27,084
Less current maturities	(563,106)	(291,224)	(2,489)
Less mark to market adjustment related to "current maturities"—under SFAS No. 133	1,622	(410)	(4)
Long-term debt, less current maturities	¥2,968,143	¥2,877,149	$24,591

On June 17, 2002, the parent company completed an offering of ¥150,000 million zero coupon convertible bonds with stock acquisition rights due 2011 (the "Convertible Bonds"), receiving net proceeds of approximately ¥149,910 million. The bonds are convertible, at the option of the holder, into the parent company's common stock at a conversion price of ¥1,188 per share, exercisable on or after July 1, 2002, subject to computational provisions in the related indenture. The bonds are redeemable at the option of the parent company commencing June 17, 2005 through June 16, 2006 at the redemption price of 105% (104% commencing June 17, 2006 through June 16, 2007) of the principal. During the year ended March 31, 2006, ¥141,476 million ($1,210 million) of the Convertible Bonds were converted into common stock, at a conversion price of ¥1,188 per share. The bonds were sold at a premium of ¥3,750 million which has been recorded as part of the bond payable and amortized over the term of the bonds. The parent company paid ¥3,750 million for debt issuance costs related to the bonds. The debt issuance costs have been included in other assets and amortized to interest expense over the term of the bonds.

Annual maturities of long-term debt as of March 31, 2006, based on their contractual terms, are as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2007 (included in current liabilities)	¥ 291,224	$ 2,489
2008	325,690	2,784
2009	362,932	3,102
2010	404,637	3,458
2011	530,806	4,537
2012 and thereafter	1,263,655	10,800
Total	¥3,178,944	$27,170

The companies entered into interest rate swap and currency swap contracts for certain short-term and long-term debt to manage interest rate and foreign currency exposure. The effective interest rates for bank loans of ¥970,794 million ($8,297 million), notes and bonds of ¥668,000 million ($5,709 million), and medium-term notes of ¥105,208 million ($899 million) outstanding at March 31, 2006 after giving effect to such swap agreements were generally based on LIBOR (London Interbank Offered Rate). Most swap agreements entered into by the companies used three-month LIBOR.

The companies maintain lines of credit with various banks, including Japanese yen facilities of ¥310,000 million ($2,650 million) held by the parent company and ¥184,000 million ($1,573 million) held by a domestic subsidiary, and a U.S. dollar facility of $1,526 million which the parent company and a U.S. subsidiary held at March 31, 2006. The parent company, the domestic subsidiary and the U.S. subsidiary compensate banks for these facilities in the form of commitment fees, which were insignificant in each of the past three years. Certain commitment fees on the lines of credit are based on the parent company's current debt rating. The domestic subsidiary is required to maintain certain financial covenants to keep the facilities. The short-term and long-term portions of unused lines of credit, including over draft contracts as well as the above committed lines, totaled ¥989,762 million ($8,460 million) and ¥290,601 million ($2,484 million), respectively, at March 31, 2006, compared with ¥925,971 million and ¥239,150 million, respectively, at March 31, 2005.

On October 7, 2001, the parent company designated unused long-term lines of credit, discussed above, totaling ¥210,000 million and maturing in December 2010, to be used solely in support of the parent company's commercial paper program of ¥210,000 million. The commercial paper program is used from time to time to fund working capital and other general corporate requirements. The outstanding commercial paper of ¥150,000 million at March 31, 2005 and ¥210,000 million ($1,795 million) at March 31, 2006 was classified as long-term debt on the consolidated balance sheets since the parent company has the intent and ability to refinance these borrowings on a long-term basis through continued commercial paper borrowings, supported by the available lines of credit.

Substantially all of the short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Certain agreements relating to long-term bank loans provide that the bank may require the borrower to submit proposals as to the payment of dividends and other appropriations of earnings for the bank's review and approval before presentation to the shareholders. Default provisions of certain agreements grant certain rights of possession to the banks. Under certain agreements, principally with government-owned financial institutions, the borrower is required, upon request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or by additional cash-flow raised through stock issuances or bond offerings. During the years ended March 31, 2005 and 2006, the companies have not received any request of the kind described above and do not expect that any such request will be made.

13. INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate, resulted in a normal effective statutory rates of approximately 42% for the year ended March 31, 2004, and 41% for the years ended March 31, 2005 and 2006. Effective April 1, 2004, the normal effective statutory rate changed from 42% to 41%. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation of the combined statutory income tax rates for the years ended March 31, 2004, 2005 and 2006 to the effective income tax rates reflected in the accompanying consolidated statements of income was as follows:

	2004	2005	2006
Combined statutory income tax rate	42.0%	41.0%	**41.0%**
Expenses not deductible for income tax purposes	2.7	1.8	**0.9**
Operating losses of certain subsidiaries	2.7	2.6	**1.3**
Tax benefits on losses of subsidiaries	(1.8)	(2.0)	**(1.5)**
Lower income tax rates applicable to income in certain foreign countries	(6.0)	(5.2)	**(5.7)**
Tax effect on earnings or losses of equity method investees	4.5	4.3	**1.1**
Effect of taxation on dividends	4.0	2.3	**4.5**
Effect of reduction in tax rate	0.5		
Reversal of valuation allowance for certain deferred tax assets			**(3.3)**
Provisions for assessment tax*			**6.7**
Other—net	1.3	(0.1)	**(0.7)**
Effective income tax rate	49.9%	44.7%	**44.3%**

* Provisions for assessment tax of ¥23,385 million ($200 million) on transfer pricing of prior years' transactions between the parent company and affiliated companies in Australia and of ¥8,605 million ($74 million) on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.

On June 1, 2006, the parent company received a tax assessment letter from Tokyo Regional Tax Bureau on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. The difference between the amount of the tax assessment and the amount of the recorded provision was immaterial.

Amounts provided for income taxes for the years ended March 31, 2004, 2005 and 2006 were allocated as follows:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	2006	2006
Income tax expense	¥ 74,853	¥ 93,751	**¥212,056**	**$1,812**
Other comprehensive income	143,442	87,154	**221,705**	**1,895**
Total income tax expense	¥218,295	¥180,905	**¥433,761**	**$3,707**

Significant components of deferred tax assets and liabilities at March 31, 2005 and 2006 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Assets:			
Allowance for doubtful receivables	¥ 43,387	**¥ 3,945**	**$ 34**
Accrued pension and severance liabilities	38,175	**3,453**	**30**
Impairment loss on property and equipment	14,009	**10,452**	**89**
Net operating loss carryforwards	26,283	**33,027**	**282**
Accruals and other	65,594	**82,115**	**702**
Gross deferred tax assets	187,448	**132,992**	**1,137**
Less valuation allowance	(37,509)	**(26,851)**	**(229)**
Deferred tax assets—less valuation allowance	149,939	**106,141**	**908**
Liabilities:			
Depreciation	25,679	**31,092**	**266**
Valuation of debt and equity securities	167,714	**366,808**	**3,136**
Property and intangible assets	62,323	**57,855**	**494**
Other	39,058	**57,128**	**488**
Gross deferred tax liabilities	294,774	**512,883**	**4,384**
Net deferred tax liabilities	¥(144,835)	**¥(406,742)**	**$(3,476)**

A valuation allowance is established to reduce certain deferred tax assets related to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized. The total valuation allowance decreased by ¥3,571 million for the year ended March 31, 2004, increased by ¥4,125 million for the year ended March 31, 2005, and decreased by ¥10,658 million ($91 million) for the year ended March 31, 2006.

Net deferred tax liabilities were included in the consolidated balance sheets at March 31, 2005 and 2006 as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Current assets—Deferred income taxes	¥ 56,289	**¥ 49,493**	**$ 423**
Other assets	12,658	**11,871**	**102**
Other current liabilities	(4,909)	**(1,443)**	**(12)**
Long-term liabilities—Deferred income taxes	(208,873)	**(466,663)**	**(3,989)**
Net deferred tax liabilities	¥(144,835)	**¥(406,742)**	**$(3,476)**

No provision for income taxes is recognized on the undistributed earnings of subsidiaries where the parent company considers that such earnings are not expected to be remitted in the foreseeable future or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed as dividends. At March 31, 2005 and 2006, the amount of undistributed earnings of subsidiaries on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements aggregated ¥505,424 million and ¥717,552 million ($6,133 million), respectively. Determination of the deferred tax liability related to the undistributed earnings of foreign subsidiaries is not practicable.

At March 31, 2006, the companies had aggregate operating loss carryforwards of approximately ¥87,403 million ($747 million) which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2007	¥ 4,645	$ 40
2008	8,872	76
2009	13,304	114
2010	10,157	87
2011	7,039	60
2012 through 2016	15,357	131
2017 through 2021	3,337	28
2022 and thereafter	24,692	211
Total	¥87,403	$747

Income from consolidated operations before income taxes for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2004	¥ 63,245	¥ 86,874	¥150,119			
Year ended March 31, 2005	¥116,324	¥ 93,475	¥209,799			
Year ended March 31, 2006	**¥220,757**	**¥257,626**	**¥478,383**	**$1,887**	**$2,202**	**$4,089**

Income taxes for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars		
	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total	The Parent Company and Its Domestic Subsidiaries	Foreign Subsidiaries	Total
Year ended March 31, 2004:						
Current	¥56,142	¥30,721	¥86,863			
Deferred	(9,863)	(2,147)	(12,010)			
Total	¥46,279	¥28,574	¥74,853			
Year ended March 31, 2005:						
Current	¥62,180	¥35,133	¥97,313			
Deferred	202	(3,764)	(3,562)			
Total	¥62,382	¥31,369	¥93,751			
Year ended March 31, 2006:						
Current	**¥104,424**	**¥73,592**	**¥178,016**	**$ 892**	**$629**	**$1,521**
Deferred	**29,026**	**5,014**	**34,040**	**248**	**43**	**291**
Total	**¥133,450**	**¥78,606**	**¥212,056**	**$1,140**	**$672**	**$1,812**

14. ACCRUED PENSION AND SEVERANCE LIABILITIES

The parent company and certain of its subsidiaries have defined benefit pension plans covering substantially all employees other than directors. In addition to the pension plans, most of the domestic subsidiaries have unfunded severance indemnity plans under which their employees, other than directors, are entitled, under most circumstances, to lump-sum severance indemnities upon mandatory retirement at normal retirement age or earlier termination of employment.

The benefits for these plans are based upon years of service, compensation at the time of severance and other factors.

The primary defined benefit pension plans mentioned above are the Corporate Pension Funds under the Defined Benefit Corporate Pension Law. Some of them consist of the remaining portion of the former Employees' Pension Fund plans ("EPF") under the Japanese Welfare Pension Insurance Law after the separation of EPF described below during the year ended March 31, 2005.

The former EPF covered a portion of the governmental welfare pension program ("substitutional portion"), under which the contributions were made by the companies and their employees, and a portion representing the substituted non-contributory plans which the companies had originally set ("additional portion"). In accordance with the Enacted Defined Benefit Corporate Pension Law which allowed a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government, during the year ended March 31, 2005, the parent company, a domestic subsidiary and Dia Union Pension Fund (a contributory defined benefit pension plan in which certain subsidiaries and affiliated companies participated) each obtained the approval of the Japanese Minister of Health, Labour and Welfare for the exemption from the benefits obligation on the substitutional portion related to both future and past employee services, and completed the transfer of the plan assets on the substitutional portion to the government. As a result of the transfer of the substitutional portion, the additional portion of EPFs of the parent company and a domestic subsidiary remained as the companies' Corporate Pension Funds under the Defined Benefit Corporate Pension Law.

In accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," the companies accounted for the entire separation process of each transfer as a single settlement transaction upon the completion of the each transfer to the government, and recognized settlement losses of ¥25,648 million on the proportionate amount of the net unrecognized losses for the substitutional portion and gains of ¥2,848 million on derecognition of previously accrued salary progression, which represented the difference between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion for the year ended March 31, 2005. Concurrent with this, the companies recognized gains of ¥38,534 million on the difference between the accumulated benefit obligation settled and the assets transferred to the government, as a "Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund" for the year ended March 31, 2005.

The companies use a March 31 measurement date for the majority of their plans.

Net periodic pension costs related to the parent company's and its subsidiaries' pension and indemnity plans for the years ended March 31, 2004, 2005 and 2006 include the following components:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Service cost—benefits earned during the period	¥15,662	¥11,312	**¥10,984**	**$ 94**
Interest cost on projected benefit obligation	9,963	12,126	**9,511**	**81**
Expected return on plan assets	(4,528)	(7,224)	**(6,828)**	**(59)**
Recognized net actuarial loss	22,552	8,395	**8,762**	**75**
Amortization of unrecognized prior service cost	(13)	(147)	**70**	**1**
Amortization of unrecognized obligation at transition	153			
Settlement loss/termination benefits	1,027	3,429	**247**	**2**
Settlement loss resulting from transfer of Substitutional Portion of EPF to the government		25,648		
Gain on derecognition of previously accrued salary progression		(2,848)		
Net periodic pension cost	¥44,816	¥50,691	**¥22,746**	**$194**

The following table sets forth the reconciliation of benefit obligation, plan assets and the funded status of the plans:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Change in benefit obligation:			
Benefit obligation at beginning of year	¥465,654	**¥383,669**	**$3,279**
Service cost	11,312	**10,984**	**94**
Interest cost	12,126	**9,511**	**81**
Employee contributions	958	**940**	**8**
Plan amendments	(1,530)	**126**	**1**
Actuarial loss	11,211	**17,869**	**153**
Benefits paid	(14,795)	**(16,230)**	**(138)**
Lump-sum payments/settlements/termination benefits	(2,828)	**(2,746)**	**(23)**
Projected benefit obligation settled due to the separation of Substitutional Portion of EPF	(96,613)		
Acquisitions/divestitures and other—net	(1,537)	**169**	**1**
Change in foreign currency exchange rates	(289)	**1,767**	**15**
Benefit obligation at end of year	383,669	**406,059**	**3,471**
Change in plan assets:			
Fair value of plan assets at beginning of year	401,329	**349,311**	**2,986**
Actual return on plan assets	(1,122)	**112,361**	**960**
Employer contributions	21,336	**24,610**	**210**
Employee contributions	958	**940**	**8**
Benefits paid	(12,535)	**(13,779)**	**(118)**
Lump-sum payments/settlements	(3,973)	**(2,243)**	**(19)**
Assets transferred to the government due to the separation of Substitutional Portion of EPF	(55,231)		
Acquisitions/divestitures and other—net	(1,270)	**(983)**	**(8)**
Change in foreign currency exchange rates	(181)	**1,263**	**11**
Fair value of plan assets at end of year	349,311	**471,480**	**4,030**
Reconciliation of funded status and net amount recognized in the consolidated balance sheets:			
Funded status	(34,358)	**65,421**	**559**
Unrecognized net actuarial loss	106,644	**11,312**	**97**
Unrecognized prior service cost	(197)	**214**	**2**
Net amount recognized	¥ 72,089	**¥ 76,947**	**$ 658**
Amounts recognized in the consolidated balance sheets consist of:			
Prepaid pension cost included in other current assets and other assets	¥ 33,750	**¥107,471**	**$ 919**
Accrued pension liability*	(42,260)	**(31,381)**	**(268)**
Intangible asset	1,825	**29**	
Accumulated other comprehensive loss, before tax	78,774	**828**	**7**
Net amount recognized	¥ 72,089	**¥ 76,947**	**$ 658**

* Includes current portion of ¥2,989 million and ¥2,439 million ($21 million) as of March 31, 2005 and 2006, respectively.

The total accumulated benefit obligation for the companies' defined benefit pension plans was ¥365,119 million and ¥381,601 million ($3,262 million) as of March 31, 2005 and 2006, respectively.

The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets where accumulated benefit obligations exceeded plan assets as of March 31, 2005 and 2006 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Projected benefit obligation	¥338,298	**¥63,051**	**$539**
Accumulated benefit obligation	323,694	**61,896**	**529**
Fair value of plan assets	286,017	**34,879**	**298**

Plan Assets

Most of the plan assets of the companies' defined benefit pension plans were those of the parent company's plans. The following table sets forth the parent company's weighted average asset allocation for its defined benefit pension plans for the years ended March 31, 2005 and 2006:

	Asset Allocation	
	2005	**2006**
Asset category:		
Equity securities	55%	**65%**
Debt securities	3	**9**
Alternative investments	28	**19**
Cash and cash equivalent	14	**7**
Total	100%	**100%**

Investment Policies

The parent company's investment policy for the defined benefit pension plans is to procure an adequate return to provide future payments of pension benefits, by formulating an efficient portfolio based on the evaluation of the risk and return and the correlation of diversified asset categories such as equity securities, debt securities and alternative investments.

With respect to the management of each asset class, the parent company also pays extra attention to the diversification of strategies and investment managers for the purpose of risk controlling and thereby pursuing the efficiency of management.

Assumptions

The weighted-average assumptions used to determine benefit obligations at March 31, 2005 and 2006, including those of subsidiaries, were as follows:

	2005	**2006**
Weighted-average discount rate	2.4%	**2.6%**
Average rate of increase in future compensation levels	2.4	**2.4**

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2004, 2005 and 2006, including those of subsidiaries, were as follows:

	2004	2005	**2006**
Weighted-average discount rate	2.0%	2.9%	**2.4%**
Average rate of increase in future compensation levels	2.4	2.4	**2.4**
Expected long-term rate of return on plan assets	2.2	3.1	**3.3**

The companies determine assumptions for the expected long-term return on plan assets considering the investment policy, the historical returns, asset allocation and future estimates of long-term investment returns.

Contribution

The companies' funding policy is mainly to contribute an amount deductible for income tax purposes. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future.

The companies expect to contribute approximately ¥27,000 million ($231 million) to their defined benefit pension plans during the year ending March 31, 2007.

Estimated Future Benefit Payments

Estimated future benefit payments are as follows:

	Millions of Yen	Millions of U.S. Dollars
Year ending March 31:		
2007	¥ 16,452	$141
2008	22,987	196
2009	20,101	172
2010	19,080	163
2011	19,890	170
2012 through 2016	103,260	883

Early Retirement Program

The parent company has offered an early retirement program to its employees. At March 31, 2005 and 2006, the liability for applicants to the program, discounted to reflect the present value of the expected cash flows, was ¥19,783 million and ¥15,523 million ($133 million), respectively. Such liability is allocated between "Other accrued expenses" and "Accrued pension and severance liabilities" in the accompanying consolidated balance sheets, depending on when the additional benefit payment is expected to be made. Related expenses recognized by the parent company for the years ended March 31, 2004, 2005 and 2006, included in "Selling, general and administrative" expenses in the accompanying consolidated statements of income, were ¥233 million, ¥2,150 million and ¥645 million ($6 million), respectively.

15. ASSETS RETIREMENT OBLIGATION

The companies account for asset retirement obligations ("AROs"), consisting primarily of costs associated with mine reclamation, landfills and dismantlement of facilities, under SFAS No. 143. These costs reflect the legal obligations associated with the normal operation of the companies' coal mining and oil and gas facilities. These liabilities are included in "Other current liabilities" and "Other long-term liabilities" in the consolidated balance sheets. Additionally, the companies capitalized asset retirement costs by increasing the carrying amount of related long-lived assets, and recorded associated accumulated depreciation from the time the original assets were placed into service.

The changes in the carrying amount of AROs for the years ended March 31, 2005 and 2006 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005	2006	2006
Balance at beginning of year	¥11,379	**¥13,245**	**$113**
Accretion expense	617	**704**	**6**
Payments	(660)	**(1,302)**	**(11)**
Liabilities incurred	1,201	**2,386**	**20**
Other*	708	**2,907**	**25**
Balance at end of year	¥13,245	**¥17,940**	**$153**

* "Other" principally includes the effect of changes in foreign currency exchange rates and the effect of consolidation of certain subsidiaries.

In addition to the AROs discussed above, the companies may have other obligations in the event of a permanent shutdown of facilities or evacuation of offices. However, information sufficient to estimate a range of potential settlement dates for the obligations is not available, therefore, the associated AROs are not reasonably estimable and liabilities cannot be established.

16. COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

Japanese companies are subject to the Commercial Code of Japan (the "Code") through April 30, 2006, and on May 1, 2006, a new corporate law (the "Corporate Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006.

The Code requires that all shares of common stock be recorded with no par value and at least 50% of the issue price of new shares be recorded as common stock and the remaining net proceeds as additional paid-in capital.

The Code allows Japanese companies to purchase and dispose of treasury stock by resolution of the Board of Directors. The purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

Under the Corporate Law, the purchased amount of treasury stock cannot exceed the amount with certain limitations.

The Code permits transfers of amounts from additional paid-in capital or legal reserve to the common stock account upon resolution of the Board of Directors. The Code permits transfers of amounts from unappropriated retained earnings available for dividends to the common stock account upon resolution of the shareholders.

The Corporate Law provides that subject to certain conditions common stock, reserves, and surplus can be transferred among them upon resolution of the shareholders.

The Code also permits Japanese companies, upon approval by the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

17. RETAINED EARNINGS AND DIVIDENDS

Retained Earnings Appropriated for Legal Reserve—The Code provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of the common stock account. The amount of total additional paid-in capital and legal reserve which exceeds 25% of the common stock account may be available for dividends by resolution of the shareholders.

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as reserves. The reserves may be available for dividends, including the amount which does not exceed 25% of the common stock account, under the Corporate Law.

Unappropriated Retained Earnings and Dividends—The amount of retained earnings available for dividends under the Code was ¥442,009 million ($3,778 million) as of March 31, 2006, based on the amount recorded in the parent company's general books of account maintained in accordance with generally accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements to conform with U.S. GAAP are not recorded in the books and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection

with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

The Corporate Law also provides limitations with a certain formula on the amounts available for dividends or purchase of treasury stock. If the amount of net assets after distribution of dividends is less than ¥3 million, such dividends are not permitted.

Dividends are approved by the shareholders at the annual meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semiannual interim dividend payment may be made by a resolution of the Board of Directors, subject to limitations imposed by the Code. The dividends applicable to the year ended on March 31, 2006 shall be approved in accordance with the Code.

The dividends, including semiannual interim dividends, applicable to the year ending on or after March 31, 2007 shall be approved in accordance with the Corporate Law.

In the accompanying consolidated statements of shareholders' equity, dividends and appropriations to the legal reserve shown for each year represent dividends paid out during the year and the appropriation to the legal reserve made in relation to the respective dividends.

18. EARNINGS PER SHARE

The following table presented the reconciliation of the numerators and the denominators of the basic and diluted EPS computations:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Numerator:				
Net income	¥116,020	¥182,369	**¥350,045**	**$2,992**
Effect of dilutive securities—Japanese yen convertible bonds	(277)	(246)	**(1,446)**	**(13)**
Diluted income	¥115,743	¥182,123	**¥348,599**	**$2,979**

	Thousands of Shares		
	2004	2005	**2006**
Denominator:			
Basic weighted-average common shares outstanding	1,565,603	1,565,593	**1,625,211**
Effect of dilutive securities:			
Stock options	347	993	**2,691**
Japanese yen convertible bonds	126,263	126,263	**67,485**
Diluted outstanding shares	1,692,213	1,692,849	**1,695,387**

	Yen			U.S. Dollars
	2004	2005	**2006**	**2006**
Per share amount:				
Basic	¥74.11	¥116.49	**¥215.38**	**$1.84**
Diluted	68.40	107.58	**205.62**	**1.76**

19. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The operating segments were determined based on the nature of the products and services offered. The companies' reportable operating segments consist of the following six business groups:

New Business Initiative—The New Business Initiative group identifies and invests in new companies, develops new business models and supports other business groups through the use of financial, information, logistics and marketing technologies.

Energy Business—The Energy Business group identifies and invests in oil and gas projects and focuses its trading activities on crude oil, petroleum products, liquefied petroleum gas, liquefied natural gas, and carbon materials and products.

Metals—The Metals group is mainly engaged in developing, manufacturing, marketing and distribution of metal and non-ferrous metal products such as steel, aluminum and copper.

Machinery—The Machinery group is engaged in planning, developing and coordinating construction projects for customers in a variety of industries such as power-generation, shipbuilding and automobiles, construction equipment and industrial machinery. This group also develops real estate and earns income from rental activities.

Chemicals—The Chemicals group identifies and invests in chemical development projects and focuses its trading activities on basic chemicals such as synthetic fiber materials, petrochemicals, non-organic chemicals, fertilizers and specialty chemicals.

Living Essentials—The Living Essentials group invests in companies and focuses its trading activities on products such as foods, textiles, lumber and general merchandise.

Management evaluates segment performance based on several factors, of which the primary financial measure is net income (loss). In addition, management utilizes internally developed mechanisms for the purpose of internal operating decisions.

As of April 1, 2004, the companies changed their primary financial measure to net income (loss) determined in accordance with U.S. GAAP. For the year ended March 31, 2004, the companies' primary financial measure was net income (loss) determined in accordance with Japanese GAAP, and the differences between Japanese GAAP and U.S. GAAP were included in "Adjustments and Eliminations."

The effects of changing the primary financial measure from Japanese GAAP to U.S. GAAP on net income for the year ended March 31, 2005 were as follows: "New Business Initiative" increased ¥1,380 million, "Energy Business" decreased ¥2,270 million, "Metals" increased ¥175 million, "Machinery" increased ¥796 million, "Chemicals" decreased ¥361 million, "Living Essentials" increased ¥1,705 million and "Other" decreased ¥6,906 million.

Intersegment transactions are priced with reference to prices applicable to transactions with unaffiliated parties.

The companies' operating segment information at and for the years ended March 31, 2004, 2005 and 2006 was as follows:

	Millions of Yen									
2004	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Gross profit	¥ 50,385	¥ 67,097	¥ 156,949	¥ 150,885	¥ 67,990	¥ 275,742	¥ 769,048	¥ 5,576	¥ (5,243)	¥ 769,381
Equity in earnings of affiliated companies	1,761	19,032	7,782	14,992	3,991	4,970	52,528	(1,094)	5,030	56,464
Net income (loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833
Depreciation and amortization	8,640	11,280	20,493	36,361	5,221	16,641	98,636	17,404	3,598	119,638
Capital expenditures for long-lived assets	4,112	8,070	15,562	77,975	3,323	14,835	123,877	11,970		135,847
Operating transactions[4]:										
External customers	¥ 240,793	¥3,648,217	¥2,889,823	¥2,731,247	¥1,555,043	¥4,196,461	¥15,261,584	¥ 22,622	¥(107,196)	¥15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	
Total	¥ 247,667	¥3,693,724	¥2,894,094	¥2,736,399	¥1,557,895	¥4,201,120	¥15,330,899	¥ 24,987	¥(178,876)	¥15,177,010

	Millions of Yen									
2005	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Gross profit	¥ 50,997	¥ 74,485	¥ 201,794	¥ 157,941	¥ 75,253	¥ 314,994	¥ 875,464	¥ 5,175	¥ (2,876)	¥ 877,763
Equity in earnings of affiliated companies	14,939	31,455	14,467	15,683	11,829	11,180	99,553	(212)	(2,246)	97,095
Net income (loss)	12,260	45,835	48,239	55,398	18,110	44,864[5]	224,706	(25,794)	(16,543)[6]	182,369
Segment assets	845,207[8]	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372
Impairment of investment						54,439[7]	54,439			54,439
Depreciation and amortization	7,259	12,325	28,967	37,544	3,648	15,489	105,232	19,992		125,224
Capital expenditures for long-lived assets	5,970	3,458	36,445	72,051	5,342	18,863	142,129	7,773		149,902
Operating transactions[4]:										
External customers	¥245,649	¥4,321,350	¥3,435,300	¥2,765,204	¥1,899,716	¥4,444,158	¥17,111,377	¥ 21,944	¥ (617)	¥17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	
Total	¥266,286	¥4,332,271	¥3,441,069	¥2,768,577	¥1,904,165	¥4,449,625	¥17,161,993	¥ 26,505	¥ (55,794)	¥17,132,704

	Millions of Yen									
2006	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Gross profit	**¥ 52,461**	**¥ 93,880**	**¥ 304,829**	**¥ 181,197**	**¥ 76,977**	**¥ 336,216**	**¥ 1,045,560**	**¥ 6,051**	**¥ (130)**	**¥ 1,051,481**
Equity in earnings of affiliated companies	**4,347**	**40,004**	**31,400**	**18,270**	**9,108**	**18,446**	**121,575**	**(468)**	**(2,099)**	**119,008**
Net income (loss)	**19,390**	**75,061**	**135,780**	**70,350**	**19,595**	**48,571**	**368,747**	**(13,444)[2]**	**(5,258)**	**350,045**
Segment assets	**690,830**	**1,501,723**	**2,669,659**	**2,456,423**	**707,681**	**1,943,991**	**9,970,307**	**1,087,676**	**(646,742)**	**10,411,241**
Depreciation and amortization	**6,326**	**10,347**	**30,839**	**38,631**	**3,634**	**15,566**	**105,343**	**21,624**		**126,967**
Capital expenditures for long-lived assets	**14,717**	**13,991**	**65,647**	**73,634**	**4,009**	**18,641**	**190,639**	**13,888**		**204,527**
Operating transactions[4]:										
External customers	**¥231,574**	**¥4,524,941**	**¥4,181,131**	**¥3,349,762**	**¥1,940,335**	**¥4,785,136**	**¥19,012,879**	**¥ 54,449**	**¥ (175)**	**¥19,067,153**
Intersegment	**42,002**	**8,449**	**3,855**	**4,323**	**4,758**	**5,334**	**68,721**	**3,197**	**(71,918)**	
Total	**¥273,576**	**¥4,533,390**	**¥4,184,986**	**¥3,354,085**	**¥1,945,093**	**¥4,790,470**	**¥19,081,600**	**¥ 57,646**	**¥ (72,093)**	**¥19,067,153**

	Millions of U.S. Dollars									
2006	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other[1]	Adjustments and Eliminations[3]	Consolidated
Gross profit	$ 448	$ 802	$ 2,605	$ 1,549	$ 658	$ 2,874	$ 8,936	$ 52	$ (1)	$ 8,987
Equity in earnings of affiliated companies	37	342	268	156	78	158	1,039	(4)	(18)	1,017
Net income (loss)	166	642	1,161	601	167	415	3,152	(115)[2]	(45)	2,992
Segment assets	5,904	12,835	22,818	20,995	6,049	16,615	85,216	9,297	(5,528)	88,985
Depreciation and amortization	54	88	264	330	31	133	900	185		1,085
Capital expenditures for long-lived assets	126	120	561	629	34	159	1,629	119		1,748
Operating transactions[4]:										
External customers	$1,979	$38,675	$35,736	$28,630	$16,584	$40,899	$162,503	$ 465	$ (1)	$162,967
Intersegment	359	72	33	37	41	45	587	28	(615)	
Total	$2,338	$38,747	$35,769	$28,667	$16,625	$40,944	$163,090	$ 493	$ (616)	$162,967

(1) "Other" represents corporate departments which primarily provide services and operational support to the companies and affiliated companies. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were ¥909,601 million, ¥938,950 million and ¥1,087,676 million ($9,297 million) at March 31, 2004, 2005 and 2006, respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

(2) For the year ended March 31, 2006, net loss of "Other" includes provisions for tax assessments of ¥23,385 million ($200 million) on transfer pricing of prior years' transactions between the parent company and affiliated companies in Australia, which relates to "Energy Business," and of ¥8,605 million ($74 million) on prior year's reorganization of the legal structure of certain subsidiaries in Thailand, which relates to "Machinery." These amounts reflect the effect of increase in tax benefits on foreign tax credit based on the tax assessment.

On June 1, 2006, the parent company received a tax assessment letter from Tokyo Regional Tax Bureau on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. The difference between the amount of the tax assessment and the amount of the recorded provision was immaterial.

(3) "Adjustments and Eliminations" include certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations. For the year ended March 31, 2004, certain adjustments and reclassifications which have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP are also included.

(4) "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.

(5) For the year ended March 31, 2005, net income of the operating segment of "Living Essentials" is presented at ¥44,864 million, which excludes the impairment loss of ¥54,439 million and related tax effect of ¥22,320 million. See Note 5.

(6) For the year ended March 31, 2005, to reconcile the total of reportable operating segment income to the consolidated net income, impairment loss, net of tax, of ¥32,119 million is included in the operating segment of "Adjustments and Eliminations." See Note 5.

(7) For the year ended March 31, 2005, "Impairment of investment" is disclosed in the operating segment of "Living Essentials" as a significant non-cash item other than "Depreciation and amortization."

(8) For the year ended March 31, 2005, segment asset of "New Business Initiative" has been restated due to corrections with regards to the accounting treatment of the derivative instruments. See Note 26.

Geographic Information

Operating transactions are attributed to geographic areas based on the location of the assets producing such revenues. Operating transactions, gross profit and long-lived assets at and for the years ended March 31, 2004, 2005 and 2006 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	2006	2006
Operating transactions*:				
Japan	¥12,852,049	¥14,261,414	¥15,717,112	$134,334
U.S.A.	698,651	822,980	973,264	8,319
Thailand	380,680	445,466	534,932	4,572
Other	1,245,630	1,602,844	1,841,845	15,742
Total	¥15,177,010	¥17,132,704	¥19,067,153	$162,967
Gross profit:				
Japan	¥ 566,182	¥ 636,609	¥ 675,805	$ 5,776
Australia	39,642	44,471	154,494	1,320
U.S.A.	40,815	48,929	54,719	468
Other	122,742	147,754	166,463	1,423
Total	¥ 769,381	¥ 877,763	¥ 1,051,481	$ 8,987

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Long-lived assets:				
Japan	¥ 680,080	¥ 581,611	**¥ 627,440**	**$ 5,363**
Australia	187,073	198,620	**240,330**	**2,054**
U.S.A.	46,814	62,295	**91,699**	**784**
Canada	59,188	61,026	**71,011**	**607**
Other	260,889	257,760	**240,137**	**2,052**
Total	¥ 1,234,044	¥ 1,161,312	**¥ 1,270,617**	**$ 10,860**

* "Operating transactions" is a voluntary disclosure commonly made by similar Japanese trading companies, and is not meant to represent sales or revenues in accordance with U.S. GAAP. See Note 1.

Neither the companies nor any of their segments depended on any single customer, small group of customers, or government for more than 10% of their operating transactions for the years ended March 31, 2004, 2005 and 2006.

20. OTHER INCOME—NET

"Other income—net" for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Net foreign currency transaction gains	¥(11,590)	¥(10,197)	**¥(10,177)**	**$ (87)**
Gains on sales of loans and accounts receivable	(2,058)		**(3,347)**	**(29)**
Provision for disposal of PCB*		1,527	**249**	**2**
Penalties on lease termination by a wholly owned U.S. subsidiary		3,959		
Impairment loss of goodwill (see Note 9)			**3,613**	**31**
Earnings distribution related to divestiture			**(1,594)**	**(14)**
Miscellaneous	(1,643)	2,074	**(4,384)**	**(37)**
Total	¥(15,291)	¥ (2,637)	**¥(15,640)**	**$(134)**

* Based on the "Law Concerning Special Measure against Polychlorinated Biphenyl ("PCB") waste" which was enforced in July 2001, holders of PCB are obliged to dispose all PCB waste by July 2016. During the year ended March 31, 2005, PCB waste treatment programs were established by the government which lead to the establishment of PCB treatment facilities. As a result, the companies were able to reasonably estimate the cost for the disposal of its PCB and recorded liabilities for the year ended March 31, 2005. The companies have also recorded liabilities for the year ended March 31, 2006.

21. LEASES

Lessor

The companies lease vehicles, vessels, and other industrial machinery and equipment under arrangements which are classified as direct financing leases under SFAS No. 13, "Accounting for Leases."

Net investments in direct financing leases at March 31, 2005 and 2006, included in "Receivables—trade" and "Non-current notes, loans and accounts receivable—trade" in the accompanying consolidated balance sheets, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2005*	**2006**	**2006**
Gross investments in direct financing leases	¥259,071	**¥269,620**	**$2,305**
Less—unearned income	(46,721)	**(44,443)**	**(380)**
Net investments	¥212,350	**¥225,177**	**$1,925**

* As restated to conform to the disclosure for 2006.

The companies also lease aircrafts, vessels and other industrial assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2006, were ¥472,684 million ($4,040 million) and ¥171,928 million ($1,469 million), respectively.

Future minimum lease payments to be received as of March 31, 2006 are as follows:

	Millions of Yen			Millions of U.S. Dollars
	Direct Financing Leases	Operating Leases	Total	Total
2007	¥ 82,089	¥ 33,762	¥115,851	$ 990
2008	65,775	26,188	91,963	786
2009	44,837	22,473	67,310	575
2010	28,701	21,639	50,340	430
2011	18,209	20,496	38,705	331
2012 and thereafter	30,009	74,425	104,434	893
Total	¥269,620	¥198,983	¥468,603	$4,005

Lessee

During the year ended March 31, 2005, the companies sold the Shinagawa Mitsubishi Building for ¥110,178 million, part of which was leased back from the purchaser for a period of approximately four and a half years. The lease was classified and accounted for as an operating lease. The gain equivalent to the present value of the future minimum lease payment resulting from the sale-leaseback transaction was deferred and is amortized to offset rental expenses over the lease payment.

The companies also lease office space and certain other assets under operating leases. Total rental expenses under operating leases, including the assets subject to sale-leaseback transaction discussed above, for the years ended March 31, 2004, 2005 and 2006 were ¥27,922 million, ¥26,754 million and ¥30,266 million ($259 million), respectively.

Future minimum lease payments under noncancelable leases as of March 31, 2006 are as follows:

	Millions of Yen	Millions of U.S. Dollars
2007	¥16,439	$141
2008	12,293	105
2009	10,538	90
2010	8,459	72
2011	6,459	55
2012 and thereafter	43,330	370
Total	¥97,518	$833

22. STOCK-BASED COMPENSATION

The parent company has two types of stock option plans, stock option Class A and Class B, for certain directors and executive officers.

Under the Class A plan, the right to purchase the shares of the parent company is granted at an exercise price determined based on the greater of the quoted price of the shares on the Tokyo Stock Exchange on the grant date or the average quoted price for a month prior to the grant date. The stock options are vested and immediately exercisable after 23 months from the date of grant, and exercisable periods are eight years from the vested day.

A summary of information related to the parent company's stock option plans for the year ended March 31, 2006 is as follows:

Grant Date	Exercise Period	Number of Shares Initially Granted
August 7, 2000	From June 30, 2002 to June 29, 2010	313,000
August 1, 2001	From June 29, 2003 to June 28, 2011	1,091,000
August 15, 2002	From June 28, 2004 to June 27, 2012	1,204,000
August 15, 2003	From June 28, 2005 to June 27, 2013	1,269,000
August 13, 2004	From June 25, 2006 to June 24, 2014	1,167,000
August 10, 2005	From June 25, 2007 to June 24, 2015	1,279,000

Under the Class B plan, the right to purchase the shares of the parent company is granted at an exercise price of ¥1 per share. The contractual term of the Class B stock option is 30 years. The stock option holders may exercise their stock acquisition right during the 10-year period starting on the day after leaving their position as either director or executive officer of the parent company. Notwithstanding above, if the stock option holders do not leave their position as either director or executive officer of the parent company, they may exercise their right from the day after 25 years from the grant date. If they leave their position as either director or executive officer of the parent company before the next June 30th after the grant date, the exercisable number is discounted in accordance with the tenure months from the grant date.

For the year ended March 31, 2006, the number of granted shares totaled 306,100.

The following table summarizes information about stock option activity for the year ended March 31, 2006.

	Number of Shares	Weighted Average Exercise Price		Weighted Average Contractual Terms	Aggregative Intrinsic Value	
		Yen	U.S. Dollars	Years	Millions of Yen	Millions of U.S. Dollars
Outstanding at April 1, 2005	4,820,000	¥ 964	$ 8.2			
Granted	1,585,100	1,365	11.7			
Exercised	(861,300)	870	7.4			
Outstanding at March 31, 2006	**5,543,800**	**¥1,093**	**$ 9.3**	**8.6**	**¥8,797**	**$75**
Exercisable at March 31, 2006	**2,798,000**	**¥ 938**	**$ 8.0**	**6.2**	**¥4,874**	**$42**

The total intrinsic values of options exercised for the years ended March 31, 2004, 2005 and 2006 were ¥0.1 million, ¥73 million and ¥1,012 million ($9 million), respectively. As of March 31, 2006, total unrecognized compensation cost related to nonvested stock options granted under the plans was ¥707 million ($6 million). That cost is expected to be recognized over a weighted-average period of 1.1 years.

23. VARIABLE INTEREST ENTITIES

In accordance with FIN No. 46R, the following is information on VIEs that are consolidated by the companies because the companies are deemed to be the primary beneficiary and those entities that the companies do not consolidate because the companies are not the primary beneficiary although the companies have significant interests in such VIEs.

VIEs Consolidated

The companies utilize VIEs to purchase real estate and beneficial interests in real estate primarily with the intentions to resell after enhancing its value by improving its quality through proper administration or building of new facilities. The companies utilize these VIEs to obtain nonrecourse loans from third parties to limit the companies' risks on activities related to the real estate development and real estate investment trusts business. Since the year ended March 31, 2005, the companies are deemed to be the primary beneficiary of a VIE established to facilitate the companies' activities in the automotive business in Asian countries due to the change of its scheme of involvement. The total amounts of equity investments without voting rights in these VIEs were ¥16,098 million and ¥21,174 million ($181 million) at March 31, 2005 and 2006, respectively. Consolidated total assets of these VIEs amounted to ¥71,836 million and ¥75,662 million ($647 million) at March 31, 2005 and 2006, respectively.

VIEs Not Consolidated

The companies have significant variable interests in VIEs involved in various businesses, in the form of investments, guarantees and loans where the companies are not deemed to be the primary beneficiary. These VIEs have total assets of ¥150,788 million and ¥218,416 million ($1,867 million) at March 31, 2005 and 2006, respectively.

The companies' maximum exposures to loss as a result of its obligations regarding involvement in these entities were approximately ¥9,000 million and ¥25,000 million ($214 million) at March 31, 2005 and 2006, respectively.

24. COMMITMENTS AND CONTINGENT LIABILITIES

Long-term Commitments

The companies, in the normal course of trading operations, enter into substantial long-term purchase commitments for various commodities, principally metals, LNG, crude oil and chemical products at fixed prices or basis prices adjustable to market. Such purchase commitments are in most instances matched with counterparty sales contracts. At March 31, 2006, the outstanding long-term purchase commitments amounted to ¥4,809,178 million ($41,104 million) of which deliveries are at various dates through 2028.

The companies also had long-term financing commitments aggregating ¥39,985 million ($342 million) at March 31, 2006 for loans, investments in equity capital and financing on a deferred-payment basis for the cost of equipment to be purchased by customers.

Guarantees

The companies are parties to various agreements under which they have undertaken obligations resulting from the issuance of certain guarantees. The guarantees have been issued on behalf of the companies' affiliates or customers of the companies.

Credit support

As of March 31, 2005 and 2006, the companies provided ¥233,537 million and ¥170,706 million ($1,459 million) of credit support on behalf of certain customers/suppliers, and ¥115,867 million and ¥117,673 million ($1,006 million) on behalf of affiliates, using arrangements such as standby letters of credit and performance guarantees. These arrangements enable our customers/suppliers/affiliates to execute transactions or obtain desired financing arrangements with third parties. Generally, these credit arrangements at March 31, 2006 will expire within ten years, with the remaining credit supports expiring by the end of 2033. Should the customers/suppliers/affiliates fail to perform under the terms of the transaction or financing arrangement, the companies would be required to perform on their behalf.

Under such arrangements, some guarantees are secured, mainly by reinsurance or collateral. At March 31, 2005 and 2006, the secured amount was ¥9,490 million and ¥9,879 million ($84 million), respectively.

The liability for such credit support was ¥476 million and ¥2,335 million ($20 million) at March 31, 2005 and 2006, respectively.

Indemnification

In the context of certain sales or divestitures of business, the companies occasionally commit to indemnify contingent losses, such as environmental losses, or the imposition of additional taxes. Due to the nature of the indemnifications, the companies' maximum exposure under these arrangements cannot be estimated. No amounts have been recorded for such indemnifications as the companies' obligations under them are not probable and estimable, except for certain cases which already have been claimed.

The liabilities recognized for the above indemnification was of ¥112 million and ¥122 million ($1 million) at March 31, 2005 and 2006, respectively.

Litigation

The parent company and a U.S. subsidiary were named as defendants in a lawsuit brought by UCAR International Inc. ("UCAR," now known as GrafTech International Ltd.), in the United States, a company in which the parent company owned 50% from 1991 until January 1995, when this interest was sold. In the case, UCAR had been seeking the return of $406 million paid by UCAR for the parent company's stock in January 1995, together with interest. On June 9, 2000, the parent company and the U.S. subsidiary moved to dismiss the complaint for failure to state a claim. Both the U.S. federal district court and the U.S. Court of Appeals dismissed the complaint before March 2005. UCAR did not file a petition for review in the U.S. Supreme Court within the relevant time limit. Therefore, the dismissal of the complaint has become final and this lawsuit has come to an end.

The parent company and a U.S. subsidiary are also defendants in several lawsuits in the U.S. and Canada by graphite electrode users. Most of these cases have been resolved between the parties, while a few of them remain active. With respect to these cases, the parent company recorded "litigation charges" of ¥92 million, which are included in "Other income—net" in the accompanying consolidated statements of income for the year ended March 31, 2004. No litigation charges were incurred for the years ended March 31, 2005 and 2006. The few active cases are still in the process of litigation in the United States and Canada. In the opinion of management, the liability of the parent company and the U.S. subsidiary, if any, when ultimately determined from the progress of the litigations will not have a materially adverse effect on the operating results or financial position of neither the parent company nor the U.S. subsidiary.

The companies are also parties to other litigations arising in the ordinary course of business. In the opinion of management, the liability of the companies, if any, when ultimately determined from the progress of the litigations will not have a materially adverse effect on the operating results or financial position of the companies.

25. SUBSEQUENT EVENTS

Dividends and Stock Option Plan

At the general shareholders meeting held on June 27, 2006, the parent company's shareholders approved the following dividend payment and granting stock options:

Dividends—The parent company was authorized to pay a cash dividend of ¥22 ($0.19) per share, or a total of ¥37,097 million ($317 million) to shareholders of record on March 31, 2006.

Stock option plan—The parent company was authorized to grant additional options to certain directors and executive officers to purchase up to 1,360,000 shares of the parent company's common stock in the period from June 28, 2008 to June 27, 2016. (Class A plan, see Note 22.)

In addition, the parent company was authorized to grant stock options to certain directors and executive officers to purchase up to 205,000 shares of the parent company's common stock in the period from June 28, 2006 to June 27, 2036, with payment due upon exercise of the stock acquisition right being ¥1 per share. (Class B plan, see Note 22.)

Assessment Taxes

On June 1, 2006, the parent company received a tax assessment letter from Tokyo Regional Tax Bureau on prior year's reorganization of the legal structure of certain subsidiaries in Thailand. The difference between the amount of the tax assessment and the amount of the recorded provision was immaterial. (See Note 13.)

26. RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the companies' consolidated financial statements for the year ended March 31, 2005, certain corrections have been made with regards to the accounting for derivative instruments held by the U.K. finance subsidiary. The corrections were necessary since the derivative instruments were recorded as financial assets and liabilities, which should have been netted against in the balance sheet. As a result, the consolidated financial statements for the year ended March 31, 2005 have been restated from the amounts previously reported.

The restatement had no effect on the companies' consolidated net income for the year ended March 31, 2005. The effects of restatement on the consolidated balance sheet as of March 31, 2005 and the consolidated statement of cash flows for the year ended March 31, 2005 were as follows:

	Millions of Yen	
	As Previously Reported	As Restated
Consolidated Balance Sheet:		
Cash and cash equivalents	¥ 576,826	¥ 569,005
Total current assets	4,873,705	4,865,884
Other investments	1,390,221	1,398,042
Non-current notes, loans and accounts receivable-trade	689,833	632,879
Total investments and non-current receivables	2,820,230	2,771,097
Other Assets	132,467	132,855
Total Assets	9,149,938	9,093,372
Long-term debt	3,024,709	2,968,143
Total long-term liabilities	3,554,123	3,497,557
Total liabilities	7,414,542	7,357,976
Total Liabilities and Shareholders' Equity	9,149,938	9,093,372
Consolidated Statement of Cash Flows:		
Operating activities:		
Other—net	(3,689)	(4,077)
Net cash provided by operating activities	148,578	148,190
Investing activities:		
Purchase of other investments	(114,765)	(122,600)
Increase in loans receivable	(257,307)	(200,253)
Net cash used in investing activities	(51,637)	(2,418)
Financing activities:		
Proceeds from long-term debt—net of issuance cost	686,389	629,723
Net cash provided by (used in) financing activities	3,293	(53,373)
Effect of exchange rate changes on cash and cash equivalents	922	936
Net increase in cash and cash equivalents	101,156	93,335
Cash and cash equivalents, end of year	576,826	569,005

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

The companies' oil and gas exploration, development and production activities are conducted through subsidiaries and equity method investees in offshore and onshore areas of the Pacific Rim, America and Africa. Supplementary information on the subsidiaries and on the companies' share of equity method investees presented below is prepared in accordance with the requirements prescribed by SFAS No. 69, "Disclosures about Oil and Gas Producing Activities," as of and for the years ended March 31, 2004, 2005 and 2006:

Table 1: Capitalized Costs Relating to Oil and Gas Producing Activities

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Unproved oil and gas properties	¥ 206	¥ 1,151	**¥ 2,206**	**$ 19**
Proved oil and gas properties	8,600	13,618	**28,483**	**243**
Subtotal	8,806	14,769	**30,689**	**262**
Accumulated depreciation, depletion, amortization and valuation allowances	(1,474)	(6,785)	**(7,939)**	**(68)**
Net capitalized costs	¥ 7,332	¥ 7,984	**¥ 22,750**	**$ 194**
The companies' share of equity method investees' net capitalized costs*1	¥167,172	¥189,831	**¥346,580**	**$2,962**

Table 2: Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Acquisition of proved properties			**¥ 7,640**	**$ 65**
Acquisition of unproved properties	¥ 45	¥ 244	**1,205**	**10**
Exploration costs	97	301	**951**	**8**
Development costs	3,847	4,593	**5,573**	**48**
Total costs incurred	¥ 3,989	¥ 5,138	**¥15,369**	**$131**
The companies' share of equity method investees' costs of property acquisition, exploration and development*1	¥81,399	¥107,897	**¥88,827**	**$759**

Table 3: Results of Operations for Producing Activities

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Revenues:				
Sales to unaffiliated companies	¥ 3,496	¥11,566	**¥24,018**	**$205**
Sales to affiliated companies		7,046	**3,555**	**30**
Expenses:				
Production costs	268	8,980	**6,152**	**53**
Exploration expenses	97	128	**2,270**	**19**
Depreciation, depletion, amortization and valuation allowances	1,515	4,759	**3,909**	**33**
Income tax expenses		2,535	**5,895**	**50**
Results of operations from producing activities (excluding corporate overhead and interest costs)	¥ 1,616	¥ 2,210	**¥ 9,347**	**$ 80**
The companies' share of equity method investees' results of operations from producing activities*2	¥14,734	¥20,234	**¥37,006**	**$316**

Table 4: Reserve Quantity Information

In accordance with U.S. GAAP, proved gas reserves are constrained to those volumes that are related to firm sales commitments. The natural gas reserves at the end of each year are therefore only a fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based. The proved oil reserve at March 31, 2005 and 2006 include only a small fraction of the volume that is calculated by a simple method.

	Crude Oil and Natural Gas Liquids (Millions of Barrels)			Natural Gas (Billions of Cubic Feet)		
	2004	2005	**2006**	2004	2005	**2006**
Proved developed and undeveloped reserves:						
Beginning of year	2	2	**21**	21	27	**46**
Revisions of previous estimates		12	**5**	(8)	2	**(4)**
Extensions and discoveries		7	**5**	11	11	
Purchases			**3**	6	14	**2**
Production			**(3)**	(3)	(8)	**(6)**
End of year	2	21	**31**	27	46	**38**
Proved developed reserves—end of year	2	14	**21**	27	20	**20**
The companies' proportional interest in reserves of investees accounted for by the equity method—end of year	129	89	**109**	1,429	2,312	**2,675**

Table 5: Standardized Measure of Discounted Future Net Cash Flows and Changes therein Relating to Proved Oil and Gas Reserves

In accordance with U.S. GAAP, a standardized measure of discounted future net cash flows relating to the proved reserve quantities is based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The natural gas activities' standardized measure of discounted future net cash flows includes the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. On the other hand, revenues are registered only in relation to the currently estimated proved reserves stated in Table 4 (Reserve Quantity Information). The proved gas reserves are constrained to those volumes that are related to firm sales commitments. The natural gas reserves at the end of each year are therefore only a fraction of the volume that is expected to be committed to sales over time and upon which the decision to proceed with development was based. Estimates of proved reserve quantities may change over time as new sales commitments become available. Consequently, the information provided here does not represent management's estimate of the companies' expected future cash flows or value of the proved reserves.

(1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Future cash inflows	¥17,442	¥109,522	**¥240,220**	**$2,053**
Future production costs	(910)	(32,211)	**(95,266)**	**(814)**
Future development costs	(1,286)	(12,560)	**(22,972)**	**(196)**
Future income tax expenses	(3,037)	(18,430)	**(45,356)**	**(388)**
Undiscounted future net cash flows	12,209	46,321	**76,626**	**655**
10% annual discount for estimated timing of cash flows	(3,004)	(12,996)	**(23,802)**	**(203)**
Standardized measure of discounted future net cash flows	¥ 9,205	¥ 33,325	**¥ 52,824**	**$ 452**
The companies' share of equity method investees' standardized measure of discounted future net cash flows*2	¥38,912	¥116,042	**¥263,838**	**$2,255**

(2) Details of Changes for the Year

	Millions of Yen			Millions of U.S. Dollars
	2004	2005	**2006**	**2006**
Discounted future net cash flows at April 1	¥ 7,538	¥ 9,205	**¥ 33,325**	**$ 285**
Sales and transfer of oil and gas produced, net of production costs	(2,980)	10,076	**(21,343)**	**(182)**
Development costs incurred	3,551	(1,881)	**5,856**	**50**
Purchases of reserves	1,698	6,241	**6,837**	**58**
Net changes in prices, development and production costs	3,455	2,771	**34,068**	**291**
Extensions, discoveries and improved recovery, less related costs	4,625	20,819	**1,695**	**14**
Revisions of previous quantity estimates	(6,553)	(1,316)	**920**	**8**
Accretion of discount (10%)	674	(916)	**3,934**	**34**
Net change in income taxes	(1,999)	(11,423)	**(16,162)**	**(138)**
Difference of foreign exchange rates	(804)	(251)	**3,694**	**32**
Discounted future net cash flows at March 31	¥ 9,205	¥ 33,325	**¥ 52,824**	**$ 452**

*1Natural gas activities include costs related to the production of LNG.
*2Natural gas activities include revenues and costs related to the production of LNG.

Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan
Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

To the Board of Directors and Shareholders of Mitsubishi Corporation
(Mitsubishi Shoji Kabushiki Kaisha):

We have audited the accompanying consolidated balance sheets of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese yen). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mitsubishi Corporation and subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26 to the consolidated financial statements, the accompanying consolidated balance sheet as of March 31, 2005 and the consolidated statement of cash flows for the year ended March 31, 2005 have been restated.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts included in the consolidated financial statements with respect to the year ended March 31, 2006 and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 20, 2006 (June 27, 2006 as to the matters discussed in Note 25)

Member of
Deloitte Touche Tohmatsu

Mitsubishi Corporation

Investors' Guide 2006

for the year ended March 31, 2006

Contents

Data are Mitsubishi Corporation consolidated data based on US GAAP for the fiscal years ended and as of March 31 in each fiscal year.

Financial Highlights

	1996	1997	1998	1999
Performance Measure:				
Operating transactions[*1]	¥15,491,747	¥15,792,080	¥15,825,653	¥13,700,556
Results of Operations:				
Revenues[*2]				
Gross profit	¥ 568,640	¥ 590,664	¥ 588,225	¥ 582,938
Income before cumulative effect of changes in accounting principles	33,412	44,385	47,848	31,176
Cumulative effect of changes in accounting principles				
Net income	33,412	44,385	47,848	31,176
Financial Position at Year End:				
Total assets	¥ 9,835,500	¥ 9,659,955	¥ 9,523,369	¥ 8,844,185
Working capital	255,975	92,680	201,670	394,299
Long-term debt, less current maturities	2,900,889	2,830,038	2,893,111	3,078,621
Total shareholders' equity	1,171,648	1,099,585	1,010,443	950,311
Amounts per Share *(yen)*:				
Cumulative effect of changes in accounting principles per share:				
Basic EPS				
Diluted EPS				
Net income per share:				
Basic EPS	¥ 21.32	¥ 28.32	¥ 30.53	¥ 19.89
Diluted EPS	21.22	28.24	30.53	19.89
Cash dividends declared for the year	8.00	8.00	8.00	8.00
Common Stock (thousands of shares):				
Number of shares outstanding at year end	1,566,993	1,567,176	1,567,176	1,567,176
Cash Flows:				
Adjusted operating cash flows[*3]	¥ 103,006	¥ 112,820	¥ 119,931	¥ 94,749
Adjusted free cash flows[*4]	307,746	188,106	168,993	304,528
Exchange Rates into U.S. Currency *(yen)*:				
(Per the Federal Reserve Bank of New York)				
At year end	¥ 107.00	¥ 123.72	¥ 133.20	¥ 118.43
Average for the year	97.09	113.21	123.56	128.10
Return on average shareholders' equity (%)	3.0	3.9	4.5	3.2
Return on average total assets (%)[*5]	0.4	0.5	0.5	0.3
Net debt-to-equity ratio (times)[*6]	3.2	3.7	4.2	4.0

Notes: 1. *Operating transactions is not meant to represent sales or revenues in accordance with the U.S. GAAP.*
2. Revenues in accordance with EITF Issue No.99-19 "Reporting Revenue Gross as a Principle versus Net as an Agent" are presented from the year ended March 31, 2001.
3. Before changes in operating assets and liabilities
4. Adjusted operating cash flow + net cash provided by (used in) investing activities
5. ROA is calculated by dividing income from consolidated operations before income taxes (Net income through the fiscal year ended March 31, 2005) by average total assets at the beginning and end of the fiscal year.
6. Net debt-to-equity ratio is calculated by dividing gross interest-bearing liabilities, minus cash and cash equivalents and time deposits, by total shareholders' equity. Gross interest-bearing liabilities is defined as short-term debt and long-term debt, including current maturities, less the effect of markdowns on liabilities.

Gross Profit
(¥ billions)



1,200
800
400
0
02
03
04
05
06

Net Income and Net Income Per Share (Diluted EPS)
(¥ billions)



(¥)
400
320
240
160
80
0
02
03
04
05
06
Net Income
Diluted EPS

Adjusted Operating Cash Flows and Adjusted Free Cash Flows
(¥ billions)



500
400
300
200
100
0
02
03
04
05
06
Adjusted Operating Cash Flows
Adjusted Free Cash Flows

Millions of Yen

2000	2001	2002	2003	2004	2005	**2006**
¥13,112,801	¥13,995,298	¥13,230,675	¥13,328,721	¥15,177,010	¥17,132,704	**¥19,067,153**
	¥ 3,020,626	¥ 3,142,597	¥ 3,321,168	¥ 3,491,124	¥ 4,145,884	**¥ 4,826,944**
¥ 575,058	603,716	643,922	718,580	769,381	877,763	**1,051,481**
26,302	92,605	60,702	53,919	116,020	182,369	**350,045**
				8,100		
26,302	92,605	60,702	62,019	116,020	182,369	**350,045**
¥ 8,098,194	¥ 8,069,384	¥ 8,148,902	¥ 8,099,500	¥ 8,392,833	¥ 9,093,372	**¥10,411,241**
168,996	289,386	694,282	648,694	823,803	1,005,465	**1,242,100**
2,794,438	2,798,152	3,238,871	3,085,016	3,026,170	2,968,143	**2,877,149**
906,459	971,551	1,032,499	938,621	1,224,885	1,504,454	**2,379,264**
			¥ 5.18			
			4.86			
¥ 16.78	¥ 59.09	¥ 38.74	39.60	¥ 74.11	¥ 116.49	**¥ 215.38**
16.78	59.09	38.74	37.12	68.40	107.58	**205.62**
8.00	8.00	8.00	8.00	12.00	18.00	**35.00**
1,567,176	1,567,172	1,566,553	1,565,647	1,565,557	1,565,749	**1,685,767**
¥ 47,001	¥ 139,418	¥ 197,640	¥ 241,495	¥ 264,939	¥ 345,608	**¥ 437,042**
8,126	252,583	235,697	217,107	202,120	343,190	**342,571**
¥ 102.73	¥ 125.54	¥ 132.70	¥ 118.07	¥ 104.18	¥ 107.22	**¥ 117.48**
110.02	111.65	125.64	121.10	112.75	107.28	**113.67**
2.8	9.8	6.1	6.3	10.7	13.4	**18.0**
0.3	1.1	0.7	0.8	1.4	2.4	**4.9**
4.1	3.9	3.7	3.8	2.9	2.3	**1.3**

Total Shareholders' Equity and ROE
(¥ billions)


(%)
2,500
2,000
1,500
1,000
500
0
25.0
20.0
15.0
10.0
5.0
0
02
03
04
05
06
Total Shareholders' Equity
ROE (%)

Total Assets and ROA
(¥ billions)


(%)
12,500
10,000
7,500
5,000
2,500
0
5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06
Total Assets
ROA (%)

Total Assets and Net Debt-to-Equity Ratio
(¥ billions)


(times)
12,500
10,000
7,500
5,000
2,500
0
5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06
Total Assets
Net Debt-to-Equity Ratio (times)

Consolidated Balance Sheets

	1996	1997	1998	1999
ASSETS				
Current assets:				
Cash and cash equivalents	¥ 61,825	¥ 75,843	¥ 80,765	¥ 981,493
Time deposits	1,265,491	1,084,612	1,109,805	256,702
Short-term investments	396,729	562,312	514,546	380,213
Receivables—trade:				
Notes and loans	717,304	682,379	716,267	583,019
Accounts	1,779,769	1,854,945	1,822,506	1,620,642
Affiliated companies	308,737	317,852	334,365	308,087
Allowance for doubtful receivables	(26,397)	(23,191)	(34,031)	(29,300)
Inventories	507,031	450,288	491,983	453,275
Advance payments to suppliers	283,490	186,853	284,492	224,568
Deferred income taxes				
Other current assets	67,485	94,719	92,418	73,408
Total current assets	5,361,464	5,286,612	5,413,116	4,852,107
Investments and non-current receivables:				
Investments in and advances to affiliated companies	404,462	407,187	465,786	453,169
Other investments	2,221,220	2,099,127	1,777,274	1,546,577
Non-current notes, loans and accounts receivable—trade	1,113,877	1,172,863	1,095,743	1,085,606
Allowance for doubtful receivables	(101,717)	(113,910)	(105,664)	(119,770)
Total investments and non-current receivables	3,637,842	3,565,267	3,233,139	2,965,582
Property and equipment—net	723,245	696,659	718,825	876,444
Other assets	112,949	111,417	158,289	150,052
Total	¥9,835,500	¥9,659,955	¥9,523,369	¥8,844,185
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt	¥2,095,506	¥2,316,149	¥2,314,957	¥1,845,842
Current maturities of long-term debt	379,497	365,545	481,077	459,056
Payables—trade:				
Notes and acceptances	503,195	404,796	372,419	311,438
Accounts	1,611,307	1,646,223	1,568,285	1,464,234
Affiliated companies	85,723	89,256	80,701	61,024
Advances from customers	223,556	168,275	208,623	145,050
Accrued income taxes	21,328	16,676	19,160	17,059
Other accrued expenses	70,279	68,410	73,800	68,697
Other current liabilities	115,098	118,602	92,424	85,408
Total current liabilities	5,105,489	5,193,932	5,211,446	4,457,808
Long-term liabilities:				
Long-term debt	2,900,889	2,830,038	2,893,111	3,078,621
Accrued pension and severance liabilities	119,675	108,766	134,149	132,170
Deferred income taxes	506,078	382,019	225,749	165,348
Other long-term liabilities				
Total long-term liabilities	3,526,642	3,220,823	3,253,009	3,376,139
Total liabilities	8,632,131	8,414,755	8,464,455	7,833,947
Minority interests	31,721	45,615	48,471	59,927
Commitments and contingent liabilities				
Shareholders' equity:	126,476	126,609	126,609	126,609
Additional paid-in capital	179,359	179,491	179,491	179,491
Retained earnings:				
Appropriated for legal reserve	27,735	29,221	30,815	32,346
Unappropriated	603,440	633,802	668,367	685,222
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	476,627	317,959	182,418	156,290
Net unrealized losses on derivatives				
Minimum pension liability adjustments		(28,355)	(38,447)	(40,818)
Foreign currency translation adjustments	(241,989)	(159,162)	(138,810)	(188,829)
Subtotal			5,161	(73,357)
Treasury stock				
Total shareholders' equity	1,171,648	1,099,585	1,010,443	950,311
Total	¥9,835,500	¥9,659,955	¥9,523,369	¥8,844,185

Millions of Yen						
2000	2001	2002	2003	2004	2005	**2006**
¥ 465,157	¥ 314,880	¥ 395,227	¥ 348,780	¥ 475,670	¥ 569,005	**¥ 646,317**
101,634	56,772	30,590	38,069	15,942	43,253	**7,607**
400,368	243,487	242,345	128,670	188,593	277,974	**188,572**
518,950	544,249	483,150	514,338	516,147	534,550	**538,799**
1,684,893	1,856,176	1,870,365	1,884,041	1,988,181	2,260,887	**2,580,476**
296,748	261,462	253,510	278,090	218,381	252,252	**224,406**
(28,066)	(47,444)	(51,070)	(66,506)	(57,599)	(62,521)	**(44,802)**
496,981	447,635	474,456	485,071	558,966	667,968	**840,874**
249,168	228,807	133,770	138,746	200,742	139,987	**161,374**
14,831	44,739	48,170	55,651	59,415	56,289	**49,493**
58,152	82,553	99,383	117,198	105,537	126,240	**190,404**
4,258,816	4,033,316	3,979,896	3,922,148	4,269,975	4,865,884	**5,383,520**
550,719	652,930	655,084	720,134	821,529	835,079	**1,090,222**
1,470,767	1,480,207	1,340,052	1,184,229	1,204,459	1,398,042	**1,884,656**
911,874	861,245	831,270	724,195	683,299	632,879	**493,027**
(124,703)	(106,469)	(117,840)	(116,085)	(109,387)	(94,903)	**(52,239)**
2,808,657	2,887,913	2,708,566	2,512,473	2,599,900	2,771,097	**3,415,666**
883,992	986,864	1,074,183	1,176,613	1,278,181	1,227,161	**1,327,272**
146,729	161,294	386,257	488,266	244,777	229,230	**284,783**
¥8,098,194	¥8,069,387	¥8,148,902	¥8,099,500	¥8,392,833	¥9,093,372	**¥10,411,241**
¥1,163,920	¥1,054,511	¥ 681,745	¥ 572,708	¥ 525,150	¥ 545,124	**¥ 626,155**
621,592	361,621	417,689	388,957	503,212	561,484	**291,634**
286,238	279,674	210,519	206,575	232,528	240,260	**228,187**
1,556,409	1,548,999	1,493,995	1,586,112	1,604,999	1,853,299	**2,206,383**
45,437	50,669	62,145	70,972	60,441	124,459	**126,832**
166,110	159,160	99,829	110,814	179,734	128,585	**143,330**
29,548	45,482	31,928	34,682	53,037	58,354	**89,313**
114,319	102,385	95,655	90,950	88,963	100,107	**133,791**
106,247	141,426	192,109	211,684	198,108	248,747	**295,795**
4,089,820	3,743,927	3,285,614	3,273,454	3,446,172	3,860,419	**4,141,420**
2,794,438	2,798,152	3,238,871	3,085,016	3,026,170	2,968,143	**2,877,149**
112,445	114,482	104,629	215,679	82,133	54,182	**40,121**
119,127	61,131	33,735	62,336	137,526	208,873	**466,663**
	296,725	319,162	313,747	294,498	266,359	**238,932**
3,026,010	3,270,490	3,696,397	3,676,778	3,540,327	3,497,557	**3,622,865**
7,115,830	7,014,417	6,982,011	6,950,232	6,986,499	7,357,976	**7,764,285**
75,905	83,416	134,392	210,647	181,449	230,942	**267,692**
126,609	126,609	126,609	126,609	126,617	126,705	**197,818**
179,491	179,491	179,491	179,491	179,506	179,632	**251,598**
33,924	35,220	35,524	35,550	36,077	37,173	**37,695**
700,111	778,883	826,744	876,201	979,163	1,138,509	**1,450,012**
148,634	122,552	79,261	54,745	156,826	278,288	**544,328**
		(6,145)	(10,000)	(174)	2,883	**(7,151)**
(29,526)	(65,636)	(78,623)	(148,126)	(43,672)	(38,542)	**(2,669)**
(252,784)	(205,565)	(130,258)	(175,100)	(208,645)	(219,264)	**(91,250)**
(133,676)	(148,649)	(135,765)	(278,481)	(95,665)	23,365	**443,258**
	(3)	(104)	(749)	(813)	(930)	**(1,117)**
906,459	971,554	1,032,499	938,621	1,224,885	1,504,454	**2,379,264**
¥8,098,194	¥8,069,387	¥8,148,902	¥8,099,500	¥8,392,833	¥9,093,372	**¥10,411,241**

Consolidated Statements of Income

	1996	1997	1998	1999
Revenues*:				
Revenues from trading, manufacturing and other activities				
Trading margins and commissions on trading transactions				
Total revenues				
Operating transactions	¥15,491,747	¥15,792,080	¥15,825,653	¥13,700,556
Cost of revenues from manufacturing and other activities				
Gross profit	568,640	590,664	588,225	582,938
Expenses and other:				
Selling, general and administrative expenses	475,271	500,977	515,067	527,509
Provision for doubtful receivables	18,327	21,313	22,130	27,299
Interest expense—net	33,541	18,712	14,385	20,060
Interest income	(140,377)	(131,927)	(139,253)	(123,118)
Interest expense	173,918	150,639	153,638	143,178
Dividend income	(20,133)	(27,309)	(28,230)	(22,994)
Loss (gain) on marketable securities and investments—net	(20,192)	(69,169)	3,026	(3,752)
Loss (gain) on property and equipment—net	9,755	29,194	(6,179)	(3,217)
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund				
Expenses for early retirement program				
Sundry—net	(50)	20,695	(3,174)	(1,333)
Other expenses (income)—net				
Total	496,519	494,413	517,025	543,572
Income from consolidated operations before income taxes	72,121	96,251	71,200	39,366
Income taxes:				
Current	47,699	47,210	41,146	35,982
Deferred	(2,201)	19,925	(7,896)	(15,101)
Total	45,498	67,135	33,250	20,881
Income from consolidated operations	26,623	29,116	37,950	18,485
Minority interests in income of consolidated subsidiaries			(7,965)	(5,458)
Equity in earnings of affiliated companies (less applicable income taxes)	6,789	15,269	17,863	18,149
Income before cumulative effect of changes in accounting principles				
Cumulative effect of changes in accounting principles				
Net income	¥ 33,412	¥ 44,385	¥ 47,848	¥ 31,176

*Certain revenue transactions with corresponding cost of revenues should be presented on a gross basis as required by the Emerging Issues Task Force (EITF) No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Millions of Yen

2000	2001	2002	2003	2004	2005	**2006**
	¥ 2,580,975	¥ 2,679,532	¥ 2,831,634	¥ 2,951,626	¥ 3,518,120	**¥ 4,141,669**
	439,651	463,065	489,534	539,498	627,764	**685,275**
	3,020,626	3,142,597	3,321,168	3,491,124	4,145,884	**4,826,944**
¥13,112,801	¥13,995,298	¥13,230,675	¥13,328,721	¥15,177,010	¥17,132,704	**¥19,067,153**
	2,416,910	2,498,675	2,602,588	2,721,743	3,268,121	**3,775,463**
575,058	603,716	643,922	718,580	769,381	877,763	**1,051,481**
502,856	511,272	542,813	595,392	631,422	685,022	**696,779**
17,520	24,053	32,920	22,549	7,436	9,376	**4,838**
13,427	11,406	11,767	13,984	10,642	1,710	**4,435**
(86,567)	(79,149)	(51,201)	(33,835)	(29,373)	(41,479)	**(46,094)**
99,994	90,555	62,968	47,819	40,015	43,189	**50,529**
(22,928)	(32,468)	(36,178)	(28,145)	(28,117)	(42,402)	**(68,135)**
(33,077)	(86,372)	(34,908)	43,155	(5,258)	63,757	**(51,318)**
5,437	24,483	8,489	5,573	18,428	(8,328)	**2,139**
					(38,534)	
65,324						
(4,227)						
	19,531	19,599	5,337	(15,291)	(2,637)	**(15,640)**
544,332	471,905	544,502	657,845	619,262	667,964	**573,098**
30,726	131,811	99,420	60,735	150,119	209,799	**478,383**
49,039	70,942	45,542	56,268	86,863	97,313	**178,016**
(39,161)	(19,844)	333	(12,645)	(12,010)	(3,562)	**34,040**
9,878	51,098	45,875	43,623	74,853	93,751	**212,056**
20,848	80,713	53,545	17,112	75,266	116,048	**266,327**
(6,743)	(5,118)	(2,136)	(8,071)	(15,710)	(30,774)	**(35,290)**
12,197	17,010	9,293	44,878	56,464	97,095	**119,008**
26,302	92,605	60,702	53,919	116,020	182,369	**350,045**
			8,100			
¥ 26,302	¥ 92,605	¥ 60,702	¥ 62,019	¥ 116,020	¥ 182,369	**¥ 350,045**

Consolidated Statements of Cash Flows

	1996	1997	1998	1999
Operating activities:				
Net income	¥ 33,412	¥ 44,385	¥ 47,848	¥ 31,176
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation and amortization	61,970	69,652	63,776	65,699
Provision for doubtful receivables	18,327	21,313	22,130	27,299
Provision for accrued pension and severance liabilities				
Loss (gain) on marketable securities and investments—net	(20,192)	(69,169)	3,026	(3,752)
Loss (gain) on property and equipment—net	9,755	29,194	(6,179)	(3,217)
Equity in earnings of affiliated companies, less dividends received	1,935	(2,480)	(2,774)	(7,355)
Deferred income taxes	(2,201)	19,925	(7,896)	(15,101)
Gain on subsidy from government on the transfer of the Substitutional Portion of the Employees' Pension Fund				
Cumulative effect of changes in accounting principles				
Other non-cash charges	11,062	15,832		
Changes in operating assets and liabilities:				
Short-term investments—trading securities	47,640	(9,009)	29,823	24,941
Notes and accounts receivable—trade	(155,971)	44,073	62,508	230,635
Inventories	(30,742)	29,945	(30,993)	40,897
Notes, acceptances and accounts payable—trade	177,655	(110,762)	(20,386)	(200,036)
Advance payments to suppliers	9,855	84,383	(84,625)	34,481
Advances from customers	(507)	(38,937)	33,154	(50,049)
Other accounts receivables				
Other accounts payable				31,628
Other accrued expenses			(107)	(485)
Other current assets				
Other current liabilities				
Other long-term liabilities				
Other—net	(4,060)	(49,353)	(2,878)	(13,185)
Net cash provided by (used in) operating activities	157,938	78,992	106,427	193,576
Investing activities:				
Expenditures for property and equipment and other assets	(91,358)	(70,566)	(166,456)	(170,651)
Proceeds from sales of property and equipment	38,965	74,090	56,452	30,942
Investments in and advances to affiliated companies	(112,761)	(85,468)	(140,174)	(183,864)
Collection of advances to affiliated companies	59,810	65,811	88,716	103,403
Acquisition of short-term and other investments	(507,169)	(613,123)	(660,439)	(359,361)
Proceeds from sale and maturities of short-term and other investments	622,041	488,244	773,359	618,300
Purchases of available-for-sale securities				
Proceeds from sales and maturities of available-for-sale securities				
Purchases of held-to-maturity securities				
Proceeds from maturities of held-to-maturity securities				
Purchases of other investments				
Proceeds from sales of other investments				
Increase in loans receivable	(145,332)	(127,175)	(246,507)	(191,437)
Collection of loans receivable	259,749	110,786	203,946	292,930
Net decrease (increase) in time deposits	80,795	232,687	140,165	69,517
Net cash provided by (used in) investing activities	204,740	75,286	49,062	209,779
Financing activities:				
Net increase (decrease) in short-term debt	(304,296)	116,323	(60,963)	(422,984)
Proceeds from long-term debt—net of issuance cost	844,002	377,547	597,280	992,051
Repayment of long-term debt	(888,522)	(625,415)	(531,028)	(794,476)
Payment of dividends	(12,536)	(12,537)	(12,537)	(12,537)
Sales (purchases) of treasury stock—net				
Proceeds from issuing common stocks upon exercise of stock options				
Net cash provided by (used in) financing activities	(361,352)	(144,082)	(7,248)	(237,946)
Effect of exchange rate changes on cash and cash equivalents	1,063	3,822	7,825	(24,920)
The effect of charge in fiscal year-end of certain subsidiaries				
Net increase (decrease) in cash and cash equivalents	2,389	14,018	156,066	140,489
Cash and cash equivalents, beginning of year	59,436	61,825	684,938	841,004
Cash and cash equivalents, end of year	¥ 61,825	¥ 75,843	¥ 841,004	¥ 981,493

Millions of Yen

2000	2001	2002	2003	2004	2005	**2006**
¥ 26,302	¥ 92,605	¥ 60,702	¥ 62,019	¥116,020	¥182,369	**¥350,045**
71,128	84,349	90,286	103,094	119,638	125,224	**126,967**
17,520	24,053	32,920	22,549	7,436	9,376	**4,838**
	26,456	32,405	48,643	45,049	52,841	**23,391**
(33,077)	(86,372)	(34,908)	43,155	(5,258)	63,757	**(51,318)**
5,437	24,483	8,489	5,573	18,428	(8,328)	**2,139**
(1,148)	(6,312)	7,413	(22,793)	(24,364)	(37,535)	**(53,060)**
(39,161)	(19,844)	333	(12,645)	(12,010)	(3,562)	**34,040**
					(38,534)	
			(8,100)			
(12,788)	(7,716)	17,675	(4,942)	(23,706)	(18,105)	**(13,349)**
33,775	(128,913)	101,465	115,342	(11,069)	(328,149)	**(160,672)**
(45,153)	(32,116)	27,394	3,097	(39,468)	(120,225)	**(129,157)**
(25,528)	25,184	(210,384)	(116,593)	16,989	228,232	**156,333**
(48,862)	2,535	114,792	(9,276)	(35,903)	48,913	**17,795**
31,747	12,541	(68,343)	9,662	48,023	(50,038)	**35**
	9,794	(17,787)	40,513	16,943	5,289	**(6,516)**
(33,912)	(108,425)	493	(8,506)	546	40,753	**40,459**
41,639	23,540	15,989	(19,910)	(17,029)	(6,206)	**3,631**
	(34,161)	3,249	8,777	26,768	(27,828)	**(21,528)**
	46,272	(996)	9,136	10,119	48,318	**60,445**
	17,211	6,172	(16,348)	1,900	(14,295)	**(26,045)**
55,640	(2,635)	(25,708)	17,834	(24,662)	(4,077)	**(22,157)**
43,559	(37,471)	161,651	270,281	234,390	148,190	**336,316**
(93,929)	(196,603)	(142,499)	(171,481)	(159,022)	(162,398)	**(220,475)**
26,719	30,914	30,025	37,709	27,717	220,788	**37,390**
(303,607)	(145,195)	(172,838)	(128,691)	(132,068)	(132,667)	**(182,330)**
111,313	97,322	112,374	59,948	75,656	59,350	**62,765**
(411,499)						
470,613						
	(50,907)	(78,380)	(54,298)	(118,856)	(272,326)	**(86,636)**
	267,357	204,045	128,613	232,641	327,994	**240,243**
	(202,465)	(60,645)	(41,316)			
	347,089	60,009	105,609			
	(121,591)	(34,948)	(45,819)	(53,901)	(122,600)	**(51,267)**
	15,319	21,223	37,428	14,598	31,881	**29,641**
(153,164)	(105,278)	(110,313)	(74,686)	(62,852)	(200,253)	**(186,935)**
178,398	132,147	176,507	141,175	98,014	273,281	**224,769**
136,281	45,056	33,497	(18,579)	15,254	(25,468)	**38,364**
(38,875)	113,165	38,057	(24,388)	(62,819)	(2,418)	**(94,471)**
(527,680)	(136,437)	(228,456)	(171,319)	(55,528)	8,571	**18,843**
682,773	659,160	653,669	418,241	549,188	629,723	**495,233**
(647,392)	(740,440)	(542,195)	(516,422)	(516,213)	(669,837)	**(662,134)**
(12,538)	(12,537)	(12,537)	(12,536)	(12,531)	(21,927)	**(40,546)**
	4	(101)	(645)	(58)	(78)	**(63)**
				17	175	**749**
(504,837)	(230,250)	(129,620)	(282,681)	(35,125)	(53,373)	**(187,918)**
(16,183)	4,279	10,259	(9,659)	(9,556)	936	**25,019**
						(1,634)
(516,336)	(150,277)	80,347	(46,447)	126,890	93,335	**77,312**
981,493	465,157	314,880	395,227	348,780	475,670	**569,005**
¥ 465,157	¥ 314,880	¥ 395,227	¥ 348,780	¥475,670	¥569,005	**¥646,317**

Operating Segment Information

Year ended March 31, 2006	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	**¥ 52,461**	**¥ 93,880**	**¥ 304,829**	**¥ 181,197**	**¥ 76,977**	**¥ 336,216**	**¥ 1,045,560**	**¥ 6,051**	**¥ (130)**	**¥ 1,051,481**
Equity in earnings of affiliated companies	**4,347**	**40,004**	**31,400**	**18,270**	**9,108**	**18,446**	**121,575**	**(468)**	**(2,099)**	**119,008**
Net income (loss)	**19,390**	**75,061**	**135,780**	**70,350**	**19,595**	**48,571**	**368,747**	**(13,444)**	**(5,258)**	**350,045**
Segment assets	**690,830**	**1,501,723**	**2,669,659**	**2,456,423**	**707,681**	**1,943,991**	**9,970,307**	**1,087,676**	**(646,742)**	**10,411,241**
Depreciation and amortization	**6,326**	**10,347**	**30,839**	**38,631**	**3,634**	**15,566**	**105,343**	**21,624**		**126,967**
Capital expenditures for long-lived assets	**14,717**	**13,991**	**65,647**	**73,634**	**4,009**	**18,641**	**190,639**	**13,888**		**204,527**
Operating transactions:										
External customers	**¥231,574**	**¥4,524,941**	**¥4,181,131**	**¥3,349,762**	**¥1,940,335**	**¥4,785,136**	**¥19,012,879**	**¥ 54,449**	**¥ (175)**	**¥19,067,153**
Intersegment	**42,002**	**8,449**	**3,855**	**4,323**	**4,758**	**5,334**	**68,721**	**3,197**	**(71,918)**	**-**
Total	**¥273,576**	**¥4,533,390**	**¥4,184,986**	**¥3,354,085**	**¥1,945,093**	**¥4,790,470**	**¥19,081,600**	**¥ 57,646**	**¥ (72,093)**	**¥19,067,153**

Year ended March 31, 2005	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	¥ 50,997	¥ 74,485	¥ 201,794	¥ 157,941	¥ 75,253	¥ 314,994	¥ 875,464	¥ 5,175	¥ (2,876)	¥ 877,763
Equity in earnings of affiliated companies	14,939	31,455	14,467	15,683	11,829	11,180	99,553	(212)	(2,246)	97,095
Net income (loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	845,207	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,728,536	938,950	(574,114)	9,093,372
Depreciation and amortization	7,259	12,325	28,967	37,544	3,648	15,489	105,232	19,992		125,224
Capital expenditures for long-lived assets	5,970	3,458	36,445	72,051	5,342	18,863	142,129	7,773		149,902
Operating transactions:										
External customers	¥245,649	¥4,321,350	¥3,435,300	¥2,765,204	¥1,889,716	¥4,444,158	¥17,111,377	¥ 21,944	¥ (617)	¥17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	
Total	¥266,286	¥4,332,271	¥3,441,069	¥2,768,577	¥1,904,165	¥4,449,625	¥17,161,993	¥ 26,505	¥ (55,794)	¥17,132,704

Year ended March 31, 2004	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen									
Gross profit	¥ 50,385	¥ 67,097	¥ 156,949	¥ 150,885	¥ 67,990	¥ 275,742	¥ 769,048	¥ 5,576	¥ (5,243)	¥ 769,381
Equity in earnings of affiliated companies	1,761	19,032	7,782	14,992	3,991	4,970	52,528	(1,094)	5,030	56,464
Net income (loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833
Depreciation and amortization	8,640	11,280	20,493	36,361	5,221	16,641	98,636	17,404	3,598	119,638
Capital expenditures for long-lived assets	4,112	8,070	15,562	77,975	3,323	14,835	123,877	11,970		135,847
Operating transactions:										
External customers	¥ 240,793	¥3,648,217	¥2,889,823	¥2,731,247	¥1,555,043	¥4,196,461	¥15,261,584	¥ 22,622	¥(107,196)	¥15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	
Total	¥ 247,667	¥3,693,724	¥2,894,094	¥2,736,399	¥1,557,895	¥4,201,120	¥15,330,899	¥ 24,987	¥(178,876)	¥15,177,010

New Business Initiative
(¥ billions)


(%)
30
20
10
0
−10
−20
−30
3.0
2.0
1.0
0
−1.0
−2.0
−3.0
02
03
04
05
06
Net income (loss)
ROA (%)

Energy Business
(¥ billions)


(%)
100
80
60
40
20
0
10.0
8.0
6.0
4.0
2.0
0
02
03
04
05
06
Net income
ROA (%)

Metals
(¥ billions)


(%)
150
125
100
75
50
25
0
6.0
5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06
Net income
ROA (%)

Year ended March 31, 2003	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Gross profit	¥ 38,424	¥ 22,264	¥ 54,658	¥ 121,561	¥ 123,192	¥ 64,922	¥ 282,490	¥ 707,511	¥ 8,695	¥ 2,374	¥ 718,580
Net income (loss)	(5,251)	(540)	23,955	23,929	19,666	10,479	34,129	106,367	(11,302)	(33,046)	62,019
Segment assets	933,764	296,021	841,601	1,498,040	1,789,381	595,230	1,459,156	7,413,193	955,544	(269,237)	8,099,500
Depreciation and amortization	10,667	8,085	9,305	16,654	24,288	5,113	15,883	89,995	12,008	1,091	103,094
Capital expenditures for long-lived assets	11,209	32,907	9,062	24,728	30,992	7,210	20,434	136,542	4,644		141,186
Operating transactions:											
External customers	¥208,728	¥306,251	¥3,267,853	¥1,740,961	¥2,237,000	¥1,443,903	¥4,167,057	¥13,371,753	¥ 48,243	¥ (91,275)	¥13,328,721
Intersegment	8,406	788	41,762	5,650	12,982	2,974	5,430	77,992	3,492	(81,484)	
Total	¥217,134	¥307,039	¥3,309,615	¥1,746,611	¥2,249,982	¥1,446,877	¥4,172,487	¥13,449,745	¥ 51,735	¥(172,759)	¥13,328,721

Year ended March 31, 2002	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Gross profit	¥ 30,954	¥ 30,095	¥ 49,932	¥ 106,553	¥ 122,829	¥ 50,139	¥ 239,227	¥ 629,729	¥ 12,144	¥ 2,049	¥ 643,922
Net income (loss)	(20,290)	8,671	21,717	13,856	12,201	6,545	29,266	71,966	(9,502)	(1,762)	60,702
Segment assets	1,047,290	311,521	834,524	1,211,116	1,950,836	554,036	1,463,152	7,372,475	971,769	(195,342)	8,148,902
Depreciation and amortization	9,958	8,298	9,201	13,097	17,701	2,480	15,602	76,337	5,076	8,873	90,286
Capital expenditures for long-lived assets	15,938	1,016	8,070	11,671	64,530	10,253	16,211	127,689	6,870		134,559
Operating transactions:											
External customers	¥ 163,333	¥428,435	¥3,436,847	¥1,962,462	¥2,147,173	¥1,298,371	¥3,777,821	¥13,214,442	¥ 31,694	¥ (15,461)	¥13,230,675
Intersegment	5,853	1,889	36,527	4,545	11,356	2,108	3,271	65,549	724	(66,273)	
Total	¥ 169,186	¥430,324	¥3,473,374	¥1,967,007	¥2,158,529	¥1,300,479	¥3,781,092	¥13,279,991	¥ 32,418	¥ (81,734)	¥13,230,675

Year ended March 31, 2001	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
	Millions of Yen										
Gross profit	¥ 28,583	¥ 30,513	¥ 55,759	¥ 92,694	¥ 105,727	¥ 51,350	¥ 235,959	¥ 600,585	¥ 13,305	¥ (10,174)	¥ 603,716
Net income (loss)	(3,912)	64,987	4,272	7,243	4,326	(24,681)	27,964	80,199	14,845	(2,439)	92,605
Segment assets	1,148,379	346,221	741,111	1,083,009	2,061,219	596,924	1,408,208	7,385,071	915,721	(231,405)	8,069,387
Depreciation and amortization	10,228	7,194	11,581	7,546	17,747	1,960	14,360	70,616	12,412	1,321	84,349
Capital expenditures for long-lived assets	16,500	46,161	8,247	6,626	52,666	10,930	19,764	160,894	7,459		168,353
Operating transactions:											
External customers	¥ 147,032	¥518,340	¥3,399,796	¥2,281,360	¥2,695,665	¥1,358,082	¥3,545,589	¥13,945,864	¥ 76,786	¥ (27,352)	¥13,995,298
Intersegment	4,449	2,087	36,902	4,626	11,637	1,558	2,545	63,804	1	(63,805)	
Total	¥ 151,481	¥520,427	¥3,436,698	¥2,285,986	¥2,707,302	¥1,359,640	¥3,548,134	¥14,009,668	¥ 76,787	¥ (91,157)	¥13,995,298

Machinery
(¥ billions)


(%)
90
75
60
45
30
15
0
3.0
2.5
2.0
1.5
1.0
0.5
0
02
03
04
05
06
Net income
ROA (%)

Chemicals
(¥ billions)


(%)
25
20
15
10
5
0
5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06
Net income (loss)
ROA (%)

Living Essentials
(¥ billions)


(%)
50
40
30
20
10
0
5.0
4.0
3.0
2.0
1.0
0
02
03
04
05
06
Net income
ROA (%)

Core Earnings and Return on Invested Capital

Core Earnings
(¥ billions)


600
450
300
150
0
96
97
98
99
00
01
02
03
04
05
06

	1996	1997	1998	1999
Core earnings	¥ 86,750	¥ 113,553	¥ 104,866	¥ 76,512
Operating income*	93,369	89,687	73,158	55,429
Interest expense (net of interest income)	(33,541)	(18,712)	(14,385)	(20,060)
Dividend income	20,133	27,309	28,230	22,994
Equity in earnings of affiliated companies—net	6,789	15,269	17,863	18,149
Net income	33,412	44,385	47,848	31,176
Interest-bearing liabilities	5,145,636	5,274,374	5,409,745	5,068,800
Total shareholders' equity	¥1,171,648	¥1,099,585	¥1,010,443	¥ 950,311
ROIC (core earnings)	1.4%	1.8%	1.6%	1.3%
ROIC (net income)	0.5%	0.7%	0.7%	0.5%

*Operating income before the deduction of provision for doubtful receivables.

Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense (net of interest income) + Dividend income + Equity in earnings of affiliated companies—net

ROIC (core earnings) = Core earnings / Total shareholders' equity + Interest-bearing liabilities

ROIC (net income) = Net income / Total shareholders' equity + Interest-bearing liabilities

ROIC
(%)


10.0
8.0
6.0
4.0
2.0
0
96
97
98
99
00
01
02
03
04
05
06

— ROIC (core earnings) (%)
— ROIC (net income) (%)

Millions of Yen						
2000	2001	2002	2003	2004	2005	**2006**
¥ 93,900	¥ 130,516	¥ 134,813	¥ 182,227	¥ 211,898	¥ 330,528	**¥ 537,410**
72,202	92,444	101,109	123,188	137,959	192,741	**354,702**
(13,427)	(11,406)	(11,767)	(13,984)	(10,642)	(1,710)	**(4,435)**
22,928	32,468	36,178	28,145	28,117	42,402	**68,135**
12,197	·17,010	9,293	44,878	56,464	97,095	**119,008**
26,302	92,605	60,702	62,019	116,020	182,369	**350,045**
4,306,923	4,194,873	4,239,764	3,912,935	4,012,428	4,042,515	**3,802,586**
¥ 906,459	¥ 971,551	¥1,032,499	¥ 938,621	¥1,224,885	¥1,504,454	**¥2,379,264**
1.8%	2.5%	2.6%	3.7%	3.9%	6.0%	**8.7%**
0.5%	1.8%	1.2%	1.3%	2.2%	3.3%	**5.7%**

Interest Coverage Ratio

Interest coverage ratio
(times)


10.0
8.0
6.0
4.0
2.0
0
96
97
98
99
00
01
02
03
04
05
06

Millions of Yen

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Operating income	¥ 75,042	¥ 68,374	¥ 51,028	¥ 28,130	¥ 54,682	¥ 68,391	¥ 68,189	¥100,639	¥130,523	¥183,365	**¥349,864**
Interest income	140,377	131,927	139,253	123,118	86,567	79,149	51,201	33,835	29,373	41,479	**46,094**
Dividend income	20,133	27,309	28,230	22,994	22,928	32,468	36,178	28,145	28,117	42,402	**68,135**
Interest expense	¥(173,918)	¥(150,639)	¥(153,638)	¥(143,178)	¥(99,994)	¥(90,555)	¥(62,968)	¥ (47,819)	¥ (40,015)	¥ (43,189)	**¥ (50,529)**
Interest coverage ratio* (times)	1.4	1.5	1.4	1.2	1.6	2.0	2.5	3.4	4.7	6.2	**9.2**

*Interest coverage ratio = (Operating income + Interest income + Dividend income) / Interest expense

Short-term and Long-term Debt

Short-term and Long-term Debt
(¥ billion)


6,000
5,000
4,000
3,000
2,000
1,000
0
96
97
98
99
00
01
02
03
04
05
06

Long-term Debt
Short-term Debt

	Millions of Yen										
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	**2006**
Short-term Debt:											
Bank loans	¥ 758,080	¥ 800,041	¥ 735,732	¥ 612,226	¥ 355,995	¥ 445,676	¥ 384,038	¥ 541,933	¥ 494,705	¥ 534,841	**¥ 563,031**
Commercial paper	1,337,426	1,516,108	1,579,225	1,233,616	807,925	608,835	297,707	30,775	30,445	10,283	**63,124**
Total	¥2,095,506	¥2,316,149	¥2,314,957	¥1,845,842	¥1,163,920	¥1,054,511	¥ 681,745	¥ 572,708	¥ 525,150	¥ 545,124	**¥ 626,155**
Long-term Debt:											
Bank loans	¥2,062,011	¥1,963,236	¥1,988,876	¥2,028,805	¥2,003,686	¥2,262,953	¥2,445,430	¥2,128,584	¥2,283,983	¥2,252,170	**¥2,104,031**
Bonds and other borrowings	838,878	866,802	894,235	1,049,816	790,752	535,199	793,441	956,432	742,187	715,973	**773,118**
Total	¥2,900,889	¥2,830,038	¥2,893,111	¥3,078,621	¥2,794,438	¥2,798,152	¥3,238,871	¥3,085,016	¥3,026,170	¥2,968,143	**¥2,877,149**

Stock Price


(¥)
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
4 7 10
95
1 4 7 10
96
1 4 7 10
97
1 4 7 10
98
1 4 7 10
99
1 4 7
00
— Mitsubishi Corporation (¥)
— TOPIX (points)

Corporate Data (As of March 31, 2006)

Mitsubishi Corporation

Date Established: April 1, 1950

Capital: ¥197,817,613,412

Shares of Common Stock Issued: 1,687,347,445

Head Office:

Marunouchi Office (Energy Business Group, Chemicals Group, Corporate Staff)
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-2121

Shinagawa Office (New Business Initiative Group, Metals Group, Machinery Group, Living Essentials Group)
16-3, Kounan 2-chome,
Minato-ku, Tokyo 108-8228, Japan

Number of Employees:

Parent company: 5,943
Consolidated: 53,738

Independent Auditors: Deloitte Touche Tohmatsu/Tohmatsu & Co.

Number of Shareholders: 152,535

Stock Listings: Tokyo, Osaka, Nagoya, London

Transfer Agent for the Shares:

The Mitsubishi Trust and Banking Corporation
7-7, Nishiikebukuro 1-chome,
Toshima-ku, Tokyo 171-8508, Japan
The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
Telephone: 0120-707-696 (within Japan)


(points)
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4 7 10 1 4
01
02
03
04
05
06

American Depositary Receipts:
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: MSBHY
CUSIP: 606769305

Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Telephone: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)

For further information, please contact:
Investor Relations Office, Mitsubishi Corporation
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-8685
Facsimile: +81-3-3210-8583
URL: www.mitsubishicorp.com/en/ir/

Corporate Data (As of March 31, 2006)

Mitsubishi Corporation

Date Established: April 1, 1950

Capital: ¥197,817,613,412

Shares of Common Stock Issued:
1,687,347,445

Head Office:
Marunouchi Office
(Energy Business Group,
Chemicals Group, Corporate Staff Section)
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-2121

Shinagawa Office
(New Business Initiative Group,
Metals Group, Machinery Group,
Living Essentials Group)
16-3, Kounan 2-chome,
Minato-ku, Tokyo 108-8228, Japan

Number of Employees:
Parent company: 5,943
Consolidated: 53,738

Independent Auditors:
Deloitte Touche Tohmatsu /
Tohmatsu & Co.

Number of Shareholders: 152,535

Stock Listings:
Tokyo, Osaka, Nagoya, London

Transfer Agent for the Shares:
Mitsubishi UFJ Trust and Banking Corporation
Stock Transfer Agency Department
7-7, Nishi Ikebukuro 1-chome,
Toshima-ku, Tokyo 171-8508, Japan
Telephone: +81-3-5391-1900

American Depositary Receipts:
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: MSBHY
CUSIP: 606769305

Depositary:
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Telephone: (212) 815-2042
U.S. toll free: 888-269-2377
(888-BNY-ADRS)

Contact:
Investor Relations Office, Mitsubishi Corporation
3-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8086, Japan
Telephone: +81-3-3210-8685
Facsimile: +81-3-3210-8583

Internet
Mitsubishi Corporation's latest annual reports, financial reports and news releases are available on the Investor Relations homepage.

URL: www.mitsubishicorp.com/en/ir/

This Annual Report is printed on recycled paper using aroma-free soybean oil ink.

Mitsubishi Corporation

www.mitsubishicorp.com

Printed in Japan